As filed with the U.S. Securities and Exchange Commission on January 29, 2025

Registration No. 333-284358

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Omnicom Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

New York	7311	13-1514814
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

280 Park Avenue, New York, NY 10017

(212) 415-3600

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Louis F. Januzzi

Senior Vice President, General Counsel and Secretary

Omnicom Group Inc.

280 Park Avenue, New York, NY 10017

(212) 415-3600

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Bradley C. Faris Joel H. Trotter Jason Morelli Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200	Andrew Bonzani Executive Vice President and General Counsel The Interpublic Group of Companies, Inc. 909 Third Avenue New York, NY 10022 (212) 704-1200	Danielle Scalzo Laura Acker Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in the accompanying joint proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED JANUARY 29, 2025

JOINT LETTER TO STOCKHOLDERS OF OMNICOM GROUP INC.

AND STOCKHOLDERS OF THE INTERPUBLIC GROUP OF COMPANIES, INC.

Dear Stockholders:

On behalf of the boards of directors of Omnicom Group Inc. (“Omnicom”) and The Interpublic Group of Companies, Inc. (“IPG”), we are pleased to enclose this joint proxy statement/prospectus relating to the proposed all-stock acquisition of IPG by Omnicom. We are requesting that you take certain actions as a holder of Omnicom common stock (an “Omnicom stockholder”) or a holder of IPG common stock (an “IPG stockholder”), as applicable.

On December 8, 2024, Omnicom, EXT Subsidiary Inc., a direct wholly owned subsidiary of Omnicom (“Merger Sub”), and IPG entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), which provides for the all-stock acquisition of IPG by Omnicom. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into IPG (the “merger”), with IPG continuing as the surviving corporation in the merger and a wholly owned subsidiary of Omnicom. The combined company will bring together highly complementary assets creating an unmatched portfolio of services and products to expand client opportunities and drive faster growth.

If the merger is completed, IPG stockholders will be entitled to receive, for each issued and outstanding share of common stock, par value $0.10 per share, of IPG (“IPG common stock”) owned by them immediately prior to the effective time of the merger, 0.344 shares (the “exchange ratio”) of common stock, par value $0.15 per share, of Omnicom (“Omnicom common stock”), with cash paid in lieu of fractional shares (collectively, the “merger consideration”), as further described in the joint proxy statement/prospectus accompanying this notice. Omnicom stockholders will continue to own their existing shares of Omnicom common stock. Upon completion of the merger, we estimate that Omnicom stockholders will own approximately 60.6% of the combined company and IPG stockholders will own approximately 39.4%, on a fully diluted basis. As the exchange ratio is fixed, the market value of the merger consideration will fluctuate with the price of Omnicom common stock, and the difference between the market value of the merger consideration and the market value of IPG common stock will fluctuate with the market prices of Omnicom common stock and IPG common stock. Based on the closing price of Omnicom common stock on December 6, 2024, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of IPG common stock upon completion of the merger was approximately $35.58, which is approximately $6.32 more than the closing price of IPG common stock on December 6, 2024. Based on the closing price of Omnicom common stock on January 27, 2025, the last practicable date before the date of the joint proxy statement/prospectus accompanying this notice, the value of the per share merger consideration payable to holders of IPG common stock upon completion of the merger was approximately $30.39 per share, which is approximately $1.11 more than the closing price of IPG common stock on January 27, 2025. We urge Omnicom stockholders and IPG stockholders to obtain current stock price quotations for Omnicom common stock and IPG common stock. Omnicom common stock is traded on the New York Stock Exchange under the symbol “OMC,” and IPG common stock is traded on the New York Stock Exchange under the symbol “IPG.”

Omnicom stockholders as of the close of business on January 27, 2025, the record date, are invited to virtually attend a special meeting of Omnicom stockholders (the “Omnicom special meeting”) on March 18, 2025, at 9:00 a.m. Eastern Time, via live webcast at www.virtualshareholdermeeting.com/OMC2025SM. At the Omnicom special meeting, Omnicom stockholders will be asked to consider and vote upon: (1) a proposal to approve the issuance of shares of Omnicom common stock, in connection with the merger (the “Omnicom issuance proposal”) and (2) a proposal to approve one or more adjournments of the Omnicom special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Omnicom issuance proposal (the “Omnicom adjournment proposal”).

Holders of IPG common stock (the “IPG stockholders”) as of the close of business on January 27, 2025, the record date, are invited to virtually attend a special meeting of IPG stockholders (the “IPG special meeting”) on March 18, 2025, at 9:00 a.m. Eastern Time, via live webcast at www.virtualshareholdermeeting.com/IPG2025SM. At the IPG special meeting, IPG stockholders will be asked to consider and vote upon: (1) a proposal to adopt the merger agreement (the “IPG merger proposal”), (2) a non-binding advisory proposal to approve certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger (the “IPG compensation proposal”) and (3) a proposal to approve one or more adjournments of the IPG special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the IPG merger proposal (the “IPG adjournment proposal”).

The Omnicom board of directors has unanimously determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Omnicom common stock in connection with the merger, are advisable, fair to, and in the best interests of, Omnicom and its stockholders; has unanimously approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Omnicom common stock in connection with the merger; and unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

The IPG board of directors has unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to, and in the best interests of, IPG and its stockholders; has unanimously approved, authorized and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger; and unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

Omnicom and IPG cannot complete the merger unless, among other things, both Omnicom stockholders approve the Omnicom issuance proposal and IPG stockholders approve the IPG merger proposal.

Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please vote promptly, whether or not you expect to virtually attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote at your company’s special meeting.

The joint proxy statement/prospectus accompanying this notice is also being delivered to IPG stockholders as Omnicom’s prospectus for its offering of shares of Omnicom common stock in connection with the merger.

The obligations of Omnicom and IPG to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or references information about Omnicom and IPG and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the merger and the issuance of shares of Omnicom common stock in connection with the merger.

Sincerely,	Sincerely,

John D. Wren	Philippe Krakowsky
Chairman and Chief Executive Officer	Chief Executive Officer and Director
Omnicom Group Inc.	The Interpublic Group of Companies, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The joint proxy statement/prospectus is dated [ ], 2025 and is first being mailed to stockholders of Omnicom and IPG on or about [ ], 2025.

280 Park Avenue

New York, New York 10017

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

OF OMNICOM GROUP INC.

TO BE HELD VIRTUALLY VIA LIVE WEBCAST ON MARCH 18, 2025

Dear Stockholder,

You are cordially invited to attend a virtual-only special meeting of stockholders (the “Omnicom special meeting”) of Omnicom Group Inc. (“Omnicom”) to be held on March 18, 2025, at 9:00 a.m. Eastern Time, via live webcast at www.virtualshareholdermeeting.com/OMC2025SM (the “Omnicom special meeting website”) to consider and vote on the following:

•

a proposal to approve the issuance of shares of common stock, par value $0.15 per share, of Omnicom (“Omnicom common stock”), pursuant to the terms of the Agreement and Plan of Merger, dated as of December 8, 2024 (as it may be amended from time to time, the “merger agreement”), by and among Omnicom, EXT Subsidiary Inc., a direct wholly owned subsidiary of Omnicom (“Merger Sub”), and The Interpublic Group of Companies, Inc. (“IPG”) (the “Omnicom issuance proposal”); and

•

a proposal to approve one or more adjournments of the Omnicom special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Omnicom issuance proposal (the “Omnicom adjournment proposal” and, together with the Omnicom issuance proposal, the “Omnicom proposals”).

The Omnicom special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Omnicom special meeting online and vote your shares and submit questions electronically at the meeting by visiting the Omnicom special meeting website.

Stockholder approval of the Omnicom issuance proposal is required to complete the transactions contemplated by the merger agreement, including the merger between Merger Sub and IPG (the “merger”). Holders of Omnicom common stock (“Omnicom stockholders”) will also be asked to approve the Omnicom adjournment proposal. Omnicom will transact no other business at the Omnicom special meeting, except such business as may be properly brought before the Omnicom special meeting or any adjournment thereof by or at the direction of the board of directors of Omnicom (the “Omnicom board”) in accordance with the By-laws of Omnicom. The record date for the Omnicom special meeting has been set as January 27, 2025. Only Omnicom stockholders of record as of the close of business on such record date are entitled to receive notice of, and to vote at, the Omnicom special meeting via the Omnicom special meeting website or any adjournment or postponement of the Omnicom special meeting. For additional information regarding the Omnicom special meeting, see the section entitled “Special Meeting of Omnicom Stockholders” beginning on page 49 of the joint proxy statement/prospectus accompanying this notice.

The Omnicom board unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

The accompanying joint proxy statement/prospectus describes the Omnicom proposals in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Omnicom special meeting. You are encouraged to read the entire document carefully before voting. A summary of the merger agreement is included in the accompanying joint proxy statement/prospectus in the section entitled “The Merger Agreement” and a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus, each of which is incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section entitled “Risk Factors” beginning on page 32 of the joint proxy statement/prospectus accompanying this notice for an explanation of the material risks associated with the merger and the other transactions contemplated by the merger agreement.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE OMNICOM SPECIAL MEETING VIA THE OMNICOM SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

If you have any questions concerning the Omnicom proposals, the merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of Omnicom common stock, please contact Omnicom’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 717-3898

Banks and Brokers may call collect: (212) 750-5833

Your vote is very important. The merger is conditioned on the approval of the Omnicom issuance proposal by the Omnicom stockholders. Approval of the Omnicom issuance proposal requires the affirmative vote of the holders of a majority of the shares of Omnicom common stock voting on such proposal. Omnicom stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Louis F. Januzzi

Senior Vice President, General Counsel and Secretary

Omnicom Group Inc.

909 Third Avenue

New York, New York 10022

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS OF

THE INTERPUBLIC GROUP OF COMPANIES, INC.

TO BE HELD VIRTUALLY VIA LIVE WEBCAST ON MARCH 18, 2025

Dear Stockholder,

You are cordially invited to attend a virtual-only special meeting of stockholders (the “IPG special meeting”) of The Interpublic Group of Companies, Inc. (“IPG”) to be held on March 18, 2025, at 9:00 a.m. Eastern Time, via live webcast at www.virtualshareholdermeeting.com/IPG2025SM (the “IPG special meeting website”), to consider and vote on the following:

•

a proposal to adopt the Agreement and Plan of Merger, dated as of December 8, 2024 (as it may be amended from time to time, the “merger agreement”), by and among Omnicom Group Inc. (“Omnicom”), EXT Subsidiary Inc. (“Merger Sub”) and IPG, providing for, among other things, the acquisition of IPG by Omnicom pursuant to a merger between Merger Sub, a direct wholly owned subsidiary of Omnicom, and IPG (the “merger”), with each outstanding share of common stock, par value $0.10 per share, of IPG (“IPG common stock”) being converted into the right to receive 0.344 shares of common stock of Omnicom, with cash paid in lieu of fractional shares, if applicable (the “IPG merger proposal”);

•

a non-binding advisory proposal to approve certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger (the “IPG compensation proposal”); and

•

a proposal to approve one or more adjournments of the IPG special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the IPG merger proposal (the “IPG adjournment proposal” and, together with the IPG merger proposal and the IPG compensation proposal, the “IPG proposals”).

The IPG special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the IPG special meeting online and vote your shares and submit questions electronically at the meeting by visiting the IPG special meeting website.

Stockholder approval of the IPG merger proposal is required to complete the merger, as contemplated by the merger agreement. Holders of IPG common stock (“IPG stockholders”) will also be asked to approve the IPG compensation proposal and the IPG adjournment proposal. IPG will transact no other business at the IPG special meeting except such business as may be properly brought before the IPG special meeting or any adjournment thereof by or at the direction of the board of directors of IPG (the “IPG board”) in accordance with the Amended and Restated By-laws of IPG. The record date for the IPG special meeting has been set as January 27, 2025. Only IPG stockholders of record as of the close of business on such record date are entitled to receive notice of, and to vote at, the IPG special meeting via the IPG special meeting website or any adjournment or postponement of the IPG special meeting. For additional information regarding the IPG special meeting, see the section entitled “Special Meeting of IPG Stockholders” beginning on page 57 of the joint proxy statement/prospectus accompanying this notice.

The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal, and “FOR” the IPG adjournment proposal.

The accompanying joint proxy statement/prospectus describes the IPG proposals in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the IPG special meeting. You are encouraged to read the entire document carefully before voting. A summary of the merger agreement is included in the accompanying joint proxy statement/prospectus in the section entitled “The Merger Agreement” and a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/ prospectus, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. In addition, see the section entitled “Risk Factors” beginning on page 32 of the joint proxy statement/ prospectus accompanying this notice for an explanation of the material risks associated with the merger and the other transactions contemplated by the merger agreement.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE IPG SPECIAL MEETING VIA THE IPG SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

If you have any questions concerning the IPG proposals, the merger or the accompanying joint proxy statement/prospectus, would like additional copies or need help voting your shares of IPG common stock, please contact IPG’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 434-0035

All Others Call Toll-Free: (800) 669-5550

Email:IPG@dfking.com

Your vote is very important. The merger is conditioned on the approval of the IPG merger proposal by the IPG stockholders. Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. IPG stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Robert Dobson

Senior Vice President, Associate General Counsel and Secretary

The Interpublic Group of Companies, Inc.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Omnicom Group Inc. (“Omnicom”) and The Interpublic Group of Companies, Inc. (“IPG”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Omnicom and IPG have filed with the U.S. Securities and Exchange Commission (“SEC”). For a listing of documents incorporated by reference herein, see the section entitled “Where You Can Find More Information.” This information is available for you to review free of charge at the public reference room of the SEC located at 100 F Street, N.E., Washington, DC 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Omnicom or IPG, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Omnicom Stockholders: Omnicom Group Inc. 280 Park Avenue New York, New York 10017 Attention: Corporate Secretary (212) 415-3600	For IPG Stockholders: The Interpublic Group of Companies, Inc. 909 Third Avenue New York, New York 10022 Attention: SVP & Secretary (212) 704-1200

To obtain timely delivery of these documents before the Omnicom special meeting (as defined in the section entitled “Questions and Answers about the Merger and the Special Meetings”), Omnicom stockholders must request the information no later than March 11, 2025 (which is five business days before the date of the Omnicom special meeting).

To obtain timely delivery of these documents before the IPG special meeting (as defined in the section entitled “Questions and Answers about the Merger and the Special Meetings”), IPG stockholders must request the information no later than March 11, 2025 (which is five business days before the date of the IPG special meeting).

In addition, if you have questions about the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Innisfree M&A Incorporated, the proxy solicitor for Omnicom, toll-free at (877) 717-3898, or for banks and brokers, collect at (212) 750-5833, or D.F. King & Co., Inc., the proxy solicitor for IPG, toll-free at (800) 669-5550, or for brokers and banks, collect at (212) 434-0035. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Omnicom (File No. 333-284358), constitutes a prospectus of Omnicom under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of Omnicom, par value $0.15 per share (“Omnicom common stock”), to be issued to IPG stockholders pursuant to the Agreement and Plan of Merger, dated as of December 8, 2024 (as it may be amended from time to time, the “merger agreement”), among Omnicom, EXT Subsidiary Inc. (“Merger Sub”) and IPG.

This document also constitutes a notice of meeting and proxy statement of each of Omnicom and IPG under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Omnicom has supplied all information contained or incorporated by reference herein relating to Omnicom, and IPG has supplied all information contained or incorporated by reference herein relating to IPG. Omnicom and IPG have both contributed to the information relating to the merger agreement contained in this joint proxy statement/prospectus.

Neither Omnicom nor IPG has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this joint proxy statement/prospectus in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger agreement. Omnicom and IPG take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [ ], 2025, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Omnicom or IPG stockholders nor the issuance by Omnicom of shares of Omnicom common stock pursuant to the merger agreement will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars unless otherwise indicated.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you, as an Omnicom stockholder or an IPG stockholder, as applicable, may have regarding the merger, the issuance of shares of Omnicom common stock to IPG stockholders in connection with the merger, and the other matters being considered at the Omnicom special meeting and the IPG special meeting, and the answers to those questions. Omnicom and IPG urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the issuance of shares of Omnicom common stock in connection with the merger, and the other matters being considered at the Omnicom special meeting and the IPG special meeting. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Omnicom, IPG and Merger Sub have entered into the merger agreement, which provides for an all-stock acquisition of IPG by Omnicom. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into IPG, with IPG continuing as the surviving corporation in the merger and a direct wholly owned subsidiary of Omnicom. Your vote is required in connection with the merger.

The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

In order to consummate the merger, among other things:

•

holders of Omnicom common stock (the “Omnicom stockholders”) must approve the issuance of shares of Omnicom common stock pursuant to the terms of the merger agreement (the “Omnicom issuance proposal”); and

•	holders of IPG common stock (the “IPG stockholders”) must adopt the merger agreement (the “IPG merger proposal”).

Omnicom is holding a virtual special meeting of its stockholders (the “Omnicom special meeting”) to obtain approval of the Omnicom issuance proposal. Omnicom stockholders will also be asked to vote on a proposal to approve one or more adjournments of the Omnicom special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Omnicom issuance proposal (the “Omnicom adjournment proposal” and, together with the Omnicom issuance proposal, the “Omnicom proposals”).

IPG is holding a virtual special meeting of its stockholders (the “IPG special meeting”) to obtain approval of the IPG merger proposal. IPG stockholders will also be asked to vote on (i) a non-binding advisory proposal to approve certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger (the “IPG compensation proposal”) and (ii) a proposal to approve one or more adjournments of the IPG special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the IPG merger proposal (the “IPG adjournment proposal” and, together with the IPG merger proposal and the IPG compensation proposal, the “IPG proposals”).

Your vote is very important. We encourage you to submit a proxy to have your shares of Omnicom common stock or IPG common stock voted as soon as possible.

Q:	When and where will the special meetings take place?

A:

Omnicom. The Omnicom special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. Omnicom stockholders will be able to attend the Omnicom special meeting online and vote their shares and submit questions electronically during the meeting by visiting

www.virtualshareholdermeeting.com/OMC2025SM (the “Omnicom special meeting website”). Because the Omnicom special meeting is completely virtual and being conducted via live webcast, Omnicom stockholders will not be able to attend the meeting in person.

IPG. The IPG special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. IPG stockholders will be able to attend the IPG special meeting online and vote their shares and submit questions electronically during the meeting by visiting www.virtualshareholdermeeting.com/IPG2025SM (the “IPG special meeting website”). Because the IPG special meeting is completely virtual and being conducted via live webcast, IPG stockholders will not be able to attend the meeting in person.

Q:	What matters will be considered at the special meetings?

A:	Omnicom. The Omnicom stockholders are being asked to consider and vote on:

•	the Omnicom issuance proposal to approve the issuance of shares of Omnicom common stock to IPG stockholders in connection with the merger; and

•

the Omnicom adjournment proposal to approve one or more adjournments of the Omnicom special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the Omnicom issuance proposal.

IPG. The IPG stockholders are being asked to consider and vote on:

•	the IPG merger proposal to adopt the merger agreement;

•

the IPG compensation proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger; and

•

the IPG adjournment proposal to approve one or more adjournments of the IPG special meeting to a later date or time, if necessary or appropriate, to permit the solicitation of additional votes or proxies if there are not sufficient votes to approve the IPG merger proposal.

Q.	What will IPG stockholders receive if the merger is completed?

A.

As a result of the merger, each share of IPG common stock issued and outstanding immediately prior to the effective time of the merger (other than certain excluded shares) will be converted into the right to receive 0.344 shares of Omnicom common stock and, if applicable, cash in lieu of fractional shares (the “merger consideration”). The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing the merger.

See the sections entitled “The Merger—Consideration to IPG Stockholders” beginning on page 65 and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 129.

Q.	What will holders of IPG equity awards receive if the merger is completed?

A.	IPG RSU and PSU Awards

Effective as of the effective time of the merger, each outstanding IPG restricted stock unit (each, an “IPG RSU”) and each outstanding IPG performance stock unit (each, an “IPG PSU”) will be assumed by Omnicom and converted into a cash award equal to the fair market value of the shares of IPG common stock underlying such award based on the closing price of such shares of IPG common stock on the last day prior to the closing on which shares of IPG common stock are traded on the NYSE. For this purpose, the number of shares of IPG common stock subject to an IPG PSU will be determined based on either (i) the target level of performance, or (ii) if the performance period in respect of such IPG PSU ended on or prior to the effective time, the greater of actual and target level performance. Each IPG RSU and IPG PSU, as converted to a cash award, will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such award immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights, but excluding any performance-based vesting conditions for the IPG PSUs). In addition, all IPG RSUs held by non-employee members of the board of directors of IPG (the “IPG board”) will be fully vested immediately prior to the effective time.

IPG RSAs

Effective as of the effective time of the merger, each outstanding IPG restricted stock award (each an “IPG RSA”) will be assumed by Omnicom and converted into an Omnicom restricted stock award (an “Omnicom RSA”) covering a number of shares of Omnicom common stock equal to the product of (A) the number of shares of IPG common stock subject to such IPG RSA immediately prior to the effective time multiplied by (B) 0.344. Each such Omnicom RSA will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such IPG RSA immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights). In addition, all IPG RSAs held by non-employee members of the IPG board will be fully vested immediately prior to the effective time and will be treated as any other fully-vested share of IPG common stock in the merger (as described in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration”).

IPG Cash Awards

Each award granted under the IPG Restricted Cash Plan and each performance cash award granted under an IPG Stock Plan (as defined below, and together, the “IPG cash awards”) outstanding immediately prior to the effective time of the merger, will be assumed by Omnicom and will continue to be subject to the same terms and conditions as applied to such IPG cash award immediately prior to the effective time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections and forfeiture terms but excluding any performance-based vesting conditions), provided that the payment opportunity in respect of any IPG cash award that is performance-based will equal the target amount of such award as in effect immediately prior to the effective time or, if the performance period in respect of such award ended on or prior to the effective time, the greater of the target amount and the amount determined based on actual performance.

IPG Stock Options

Effective as of the effective time of the merger, each outstanding and unexercised option to purchase IPG common stock (each, an “IPG stock option”) will be assumed by Omnicom and converted into an option to purchase a number of shares of Omnicom common stock equal to the product of (A) the number of shares of IPG common stock subject to such IPG stock option immediately prior to the effective time multiplied by (B) 0.344 (an “Omnicom stock option”). The Omnicom stock option will have an exercise price per share of Omnicom common stock equal to the quotient obtained by dividing (x) the exercise price per share of such IPG stock option by (y) 0.344. Each Omnicom stock option will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to the IPG stock option immediately prior to the effective time (including any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights).

ESPP

Prior to the effective time of the merger, IPG will terminate the purchase period then in effect for the employee stock purchase plan (the “ESPP”) and will cause the exercise of each outstanding right to purchase shares of IPG common stock under the ESPP, in each case, no later than the business day immediately prior to the effective time of the merger. Such exercise will be effectuated by applying the funds credited in each ESPP participant’s payroll withholding account to the purchase of whole shares of IPG common stock in accordance with the terms of the ESPP, and such shares of IPG common stock will be entitled to the merger consideration (as described in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration”). Any remaining funds will be returned to the participant as promptly as practicable following the purchase of IPG common stock. Immediately prior to and effective as of the effective time of the merger, subject to consummation of the merger, IPG will terminate the ESPP.

Assumption of IPG Stock Plans

At the effective time of the merger, Omnicom will assume the IPG 2019 Performance Incentive Plan, the IPG 2014 Performance Incentive Plan and any predecessor plan, in each case, as amended and/or restated (together, and excluding the ESPP, the “IPG Stock Plans”), and will continue to maintain such assumed plans (each, as may be amended or terminated from time to time in accordance with its terms).

For additional information regarding the treatment of IPG equity awards, see the section entitled “The Merger Agreement—Treatment of IPG Equity Awards in the Merger” beginning on page 130.

Q.	What percentage ownership will IPG stockholders hold in the combined company immediately following the merger?

A.

Based on the number of issued and outstanding shares of Omnicom common stock and IPG common stock as of January 14, 2025, and the exchange ratio of 0.344 shares of Omnicom common stock for each share of IPG common stock, holders of shares of IPG common stock as of immediately prior to the effective time of the merger would hold, in the aggregate, approximately 39.4% of the issued and outstanding shares of Omnicom common stock immediately following the effective time of the merger. The exact percentage ownership of IPG stockholders in Omnicom immediately following the effective time of the merger will depend on the number of shares of Omnicom common stock and IPG common stock issued and outstanding immediately prior to the effective time of the merger and the number of issued and outstanding equity awards to be settled in shares of Omnicom common stock in connection with the merger, as provided in the sections entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 129 and “The Merger Agreement—Treatment of IPG Equity Awards in the Merger” beginning on page 130.

Q:	How important is my vote as an Omnicom stockholder or an IPG stockholder?

A:	The votes of Omnicom stockholders and IPG stockholders are very important.

Omnicom. The merger cannot be completed unless the Omnicom issuance proposal is approved by the affirmative vote of the holders of a majority of the shares voting on the proposal. Only Omnicom stockholders as of the close of business on the record date are entitled to vote at the Omnicom special meeting. The board of directors of Omnicom (the “Omnicom board”) unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

IPG. The merger cannot be completed unless the IPG merger proposal is approved by the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. Only IPG stockholders as of the close of business on the record date are entitled to vote at the IPG special meeting. The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

Q:	What Omnicom stockholder vote is required for the approval of the Omnicom issuance proposal and the Omnicom adjournment proposal?

A:

The Omnicom issuance proposal. Approval of the Omnicom issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom issuance proposal.

The Omnicom adjournment proposal. When a quorum is present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is present. When a quorum is not present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is not present. Approval of the Omnicom adjournment proposal is not a condition to the completion of the merger.

Q:	What IPG stockholder vote is required for the approval of the IPG merger proposal, the IPG compensation proposal and the IPG adjournment proposal?

A:

The IPG merger proposal. Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. Abstentions, broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have the same effect as a vote “AGAINST” the IPG merger proposal.

The IPG compensation proposal. Approval of the IPG compensation proposal, which is a non-binding advisory proposal, requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG compensation proposal. As an advisory vote, this proposal is not binding on IPG or the IPG board or Omnicom or the Omnicom board, and approval of this proposal is not a condition to the completion of the merger.

The IPG adjournment proposal. Approval of the IPG adjournment proposal requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes and any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG adjournment proposal. Approval of this proposal is not a condition to the completion of the merger.

Q:	If my shares of Omnicom and/or IPG common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:

If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. You must provide the record holder of your shares with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on the Omnicom proposals or the IPG proposals to be considered at the Omnicom special meeting or the IPG special meeting, as applicable.

Under the current New York Stock Exchange (“NYSE”) rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the Omnicom proposals at the Omnicom special meeting or any of the IPG proposals at the IPG special meeting. Because all of the proposals for consideration at the Omnicom special meeting and IPG special meeting are “non-routine,” it is not expected that there will be any broker non-votes at the Omnicom special meeting or the IPG special meeting. However, if there are any broker non-votes, they will have (i) no effect on the outcome of the Omnicom issuance proposal or the Omnicom adjournment proposal and (ii) the same effect as a vote “AGAINST” the IPG merger proposal and no effect on the outcome of the IPG compensation proposal and the IPG adjournment proposal.

Q:	Who will count the votes?

A:

The votes at the Omnicom special meeting will be counted by an independent inspector of elections appointed by the Omnicom board. The votes at the IPG special meeting will be counted by an independent inspector of elections appointed by the IPG board.

Q:	Who do I contact if I am encountering difficulties attending the Omnicom special meeting or the IPG special meeting?

A:

Omnicom. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (www.virtualshareholdermeeting.com/OMC2025SM). If you encounter any difficulties accessing the Omnicom special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website login page (www.virtualshareholdermeeting.com/OMC2025SM). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.

IPG. Help and technical support for accessing and participating in the virtual meeting will be available by following the instructions on the virtual meeting website (www.virtualshareholdermeeting.com/IPG2025SM). If you encounter any difficulties accessing the IPG special meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting website login page (www.virtualshareholdermeeting.com/IPG2025SM). Please give yourself sufficient time to log in and ensure you can hear the streaming audio before the meeting starts.

Q:	How do the Omnicom and IPG boards recommend that I vote?

A:

Omnicom. The Omnicom board unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal. For additional information regarding how the Omnicom board recommends that Omnicom stockholders vote, see the section entitled “The Merger—Recommendation of the Omnicom Board of Directors and Reasons for the Merger” beginning on page 78.

IPG. The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal. For additional information regarding how the IPG board recommends that IPG stockholders vote, see the section entitled “The Merger—Recommendation of the IPG Board of Directors and Reasons for the Merger” beginning on page 93.

Q:	Do any of the officers or directors of Omnicom have interests in the merger that may differ from or be in addition to my interests as an Omnicom stockholder?

A:

Yes. In considering the recommendation of the Omnicom board that Omnicom stockholders vote to approve the Omnicom proposals, Omnicom stockholders should be aware that Omnicom’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Omnicom stockholders generally. The Omnicom board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the merger and in unanimously recommending that Omnicom stockholders approve the Omnicom proposals. For additional information, see the section entitled “The Merger—Interests of Omnicom Directors and Executive Officers in the Merger” beginning on page 120.

Q:	Do any of the officers or directors of IPG have interests in the merger that may differ from or be in addition to my interests as an IPG stockholder?

A:

Yes. In considering the recommendation of the IPG board that IPG stockholders vote to approve the IPG proposals, IPG stockholders should be aware that IPG’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of IPG stockholders generally.

The IPG board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the merger agreement and the merger and in unanimously recommending that IPG stockholders approve the IPG proposals. For additional information, see the section entitled “The Merger—Interests of IPG Directors and Executive Officers in the Merger” beginning on page 120.

Q:	Why are the IPG stockholders being asked to vote on executive officer compensation?

A:

The SEC has adopted rules that require IPG to seek a non-binding advisory vote on certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger. The vote is non-binding and will have no impact on the parties’ ability to complete the merger and the other transactions contemplated by the merger agreement. IPG urges its stockholders to read the section entitled “The Merger—Interests of IPG Directors and Executive Officers in the Merger” beginning on page 120.

Q:	Who is entitled to vote at the Omnicom special meeting and the IPG special meeting?

Omnicom special meeting. The Omnicom board has fixed January 27, 2025 as the record date for the Omnicom special meeting. All holders of record of shares of Omnicom common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Omnicom special meeting via the Omnicom special meeting website or by proxy, provided that those shares remain outstanding on the date of the Omnicom special meeting. As of the record date, there were 196,480,662 shares of Omnicom common stock outstanding. Attendance at the Omnicom special meeting via the Omnicom special meeting website is not required to vote. Instructions on how to vote your shares without virtually attending the Omnicom special meeting are provided in this section below.

IPG special meeting. The IPG board has fixed January 27, 2025 as the record date for the IPG special meeting. All holders of record of shares of IPG common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the IPG special meeting via the IPG special meeting website or by proxy, provided that those shares remain outstanding on the date of the IPG special meeting. As of the record date, there were 372,645,940 shares of IPG common stock outstanding. Attendance at the IPG special meeting via the IPG special meeting website is not required to vote. Instructions on how to vote your shares without virtually attending the IPG special meeting are provided in this section below.

Q:	How many votes do I have?

A:

Omnicom stockholders. Each Omnicom stockholder of record is entitled to one vote for each share of Omnicom common stock held of record by such stockholder as of the close of business on the record date.

IPG stockholders. Each IPG stockholder of record is entitled to one vote for each share of IPG common stock held of record by such stockholder as of the close of business on the record date.

Q:	What constitutes a quorum for each of the Omnicom special meeting and the IPG special meeting?

A:

Quorum for Omnicom special meeting. The presence, via the Omnicom special meeting website or by proxy, of the holders of a majority of the outstanding shares of Omnicom common stock entitled to vote at the Omnicom special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Omnicom proposals or “abstain” from voting on the Omnicom proposals, your shares of Omnicom common stock will be counted for purposes of calculating whether a quorum is present. Because all of the proposals for consideration at the Omnicom special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Omnicom proposals and will not be able to vote on any of the Omnicom proposals absent instructions from the beneficial owner. Accordingly, it is not expected that there will be any broker non-votes at the Omnicom special meeting. Broker non-votes, if any, will not be considered present and entitled to vote on any of the Omnicom proposals for the purpose of determining the presence of a quorum with respect to the vote thereon.

Quorum for IPG special meeting. The presence, via the IPG special meeting website or by proxy, of the holders of a majority of the outstanding shares of IPG common stock entitled to vote at the IPG special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the IPG proposals or “abstain” from voting on the IPG proposals, your shares of IPG common stock will be counted for purposes of calculating whether a quorum is present. Because all of the proposals for consideration at the IPG special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the IPG proposals and will not be able to vote on any of the IPG proposals absent instructions from the beneficial owner. Accordingly, it is not expected that there will be any broker non-votes at the IPG special meeting. Broker non-votes, if any, will not be considered present and entitled to vote on any of the IPG proposals for the purpose of determining the presence of a quorum with respect to the vote thereon.

Q:	What will happen to Omnicom as a result of the merger?

A:

If the merger is completed, shares of Omnicom common stock will continue to trade on the NYSE following the merger and IPG will be a direct wholly owned subsidiary of Omnicom. Omnicom and IPG have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of Omnicom Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” beginning on pages 120 and 129, respectively, for more information.

Q:	What will happen to IPG as a result of the merger?

A:

If the merger is completed, Merger Sub will merge with and into IPG. As a result of the merger, the separate corporate existence of Merger Sub will cease, and IPG will continue as the surviving corporation in the merger as a direct wholly owned subsidiary of Omnicom. Furthermore, shares of IPG common stock will be delisted from the NYSE and will no longer be publicly traded.

Q:	I own shares of IPG common stock. What will happen to those shares as a result of the merger?

A:

If the merger is completed, your shares of IPG common stock will be converted into the right to receive the merger consideration. All your shares of IPG common stock, when so converted, will cease to be outstanding and will automatically be cancelled. Each holder of shares of IPG common stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to such shares of IPG common stock, except the right to receive the merger consideration, any dividends or distributions made with respect to shares of Omnicom common stock with a record date after the effective time of the merger, and any cash to be paid in lieu of any fractional shares of Omnicom common stock, in each case to be issued or paid upon the exchange of any certificates or book-entry shares of IPG common stock for merger consideration. For additional information, see the sections entitled “The Merger—Consideration to IPG Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Q:	Where will the shares of Omnicom common stock that IPG stockholders receive in the merger be publicly traded?

A:

Assuming the merger is completed, the shares of Omnicom common stock that IPG stockholders receive in the merger, as well as the shares of Omnicom common stock held by Omnicom stockholders, will continue to be listed and traded on the NYSE under the ticker symbol “OMC.”

Q:	What happens if the merger is not completed?

A:

If the IPG merger proposal is not approved by IPG stockholders, if the Omnicom issuance proposal is not approved by Omnicom stockholders or if the merger is not completed for any other reason, IPG stockholders will not receive any merger consideration in connection with the merger, Omnicom will not issue shares of Omnicom common stock to IPG stockholders, and their shares of IPG common stock will remain outstanding. IPG will remain an independent public company, and IPG common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, either IPG or Omnicom (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related payment. For a more detailed discussion of the termination-related fees, see “The Merger Agreement—Termination” beginning on page 151.

Q:	What happens if the IPG compensation proposal is not approved?

A:	The IPG compensation proposal is advisory and non-binding, and neither the merger nor the payment of any executive compensation is conditioned or dependent upon the approval of such proposal.

Q:	How can I vote my shares via the Omnicom special meeting website or the IPG special meeting website?

A:

Omnicom. Shares of Omnicom common stock held directly in your name as the stockholder of record as of the close of business on January 27, 2025, the record date, may be voted at the Omnicom special meeting via the Omnicom special meeting website. Please note that attendance alone at the Omnicom special meeting via the Omnicom special meeting website will not cause the voting of your shares; you must affirmatively vote by proxy or via the Omnicom special meeting website. If you choose to attend the Omnicom special meeting and vote your shares via the Omnicom special meeting website, you will need the 16-digit control number included on your proxy card. If you are a beneficial owner of Omnicom common stock but not the stockholder of record of such shares of Omnicom common stock, and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Omnicom special meeting.

IPG. Shares of IPG common stock held directly in your name as the stockholder of record as of the close of business on January 27, 2025, the record date, may be voted at the IPG special meeting via the IPG special meeting website. Please note that attendance alone at the IPG special meeting via the IPG special meeting website will not cause the voting of your shares; you must affirmatively vote by proxy or via the IPG special meeting website. If you choose to attend the IPG special meeting and vote your shares via the IPG special meeting website, you will need the 16-digit control number included on your proxy card. If you are a beneficial owner of IPG common stock but not the stockholder of record of such shares of IPG common stock, and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the IPG special meeting.

Q:	How can I vote my shares without attending the special meetings?

A:

Omnicom. If you are a stockholder of record of Omnicom common stock as of the close of business on January 27, 2025, the record date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instruction form provided by your broker, bank or other nominee.

IPG. If you are a stockholder of record of IPG common stock as of the close of business on January 27, 2025, the record date, you can vote by proxy, phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you may vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the voting instruction form provided by your broker, bank or other nominee.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

Omnicom. If your shares of Omnicom common stock are registered directly in your name with Omnicom’s transfer agent, Equiniti Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

IPG. If your shares of IPG common stock are registered directly in your name with IPG’s transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:	Can I vote my shares at the special meeting if I am only a beneficial owner and not a stockholder of record?

A:

If you are a beneficial owner of shares of Omnicom common stock or IPG common stock, you are also invited to attend the Omnicom special meeting or the IPG special meeting, respectively. However, because you are not the Omnicom stockholder of record or IPG stockholder of record, unless your broker, bank or other nominee provides you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record in order to vote your shares at the Omnicom special meeting or the IPG special meeting, respectively.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the Omnicom special meeting and/or the IPG special meeting if you hold shares of both Omnicom common stock and IPG common stock or if you hold shares of Omnicom common stock and/or IPG common stock in “street name” and also directly in your name as a stockholder of record or otherwise or if you hold shares of Omnicom common stock and/or IPG common stock in more than one brokerage account.

Direct holders (stockholders of record). For shares of Omnicom common stock and/or IPG common stock held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Omnicom common stock and/or IPG common stock are voted.

Shares in “street name.” For shares of Omnicom common stock and/or IPG common stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.

Q:	I hold shares of both Omnicom common stock and IPG common stock. Do I need to vote separately for each company?

A:

Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/ prospectus both with respect to the voting of shares of Omnicom common stock and with respect to the voting of shares of IPG common stock in order to effectively vote the shares of common stock you hold in each company.

Q:	If I give a proxy, how will my shares of Omnicom common stock or IPG common stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy with voting instructions, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Omnicom common stock or your shares of IPG common stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Omnicom common stock or IPG common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Omnicom special meeting or the IPG special meeting, as applicable.

Q:	How will my shares of Omnicom common stock or IPG common stock, as applicable, be voted if I return a blank proxy?

A:

Omnicom. If you sign, date and return your proxy and do not indicate how you want your shares of Omnicom common stock to be voted, then your shares of Omnicom common stock will be voted “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

IPG. If you sign, date and return your proxy and do not indicate how you want your shares of IPG common stock to be voted, then your shares of IPG common stock will be voted “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Omnicom. Yes. If you are a stockholder of record of Omnicom common stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Omnicom special meeting in one of the following ways:

•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;

•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;

•	give written notice of your revocation to Omnicom’s Secretary at 280 Park Avenue, New York, New York 10017, which must be received before your proxy is voted at the Omnicom special meeting; or

•	attend the Omnicom special meeting and vote your shares via the Omnicom special meeting website.

Please note that your attendance at the meeting via the Omnicom special meeting website will not alone serve to revoke your previously submitted proxy; instead, you must vote your shares via the Omnicom special meeting website in order to do so.

If you are a beneficial owner of Omnicom common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

IPG. Yes. If you are a stockholder of record of IPG common stock as of the close of business on the record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the IPG special meeting in one of the following ways:

•	submit a new proxy card bearing a later date, which must be received by the deadline specified on the accompanying proxy card;

•	vote again by phone or the Internet at a later time by the deadline specified on the accompanying proxy card;

•	give written notice of your revocation to IPG’s Secretary at 909 Third Avenue, New York, New York 10022, which must be received before your proxy is voted at the IPG special meeting; or

•

attend the IPG special meeting and vote your shares via the IPG special meeting website. Please note that your attendance at the meeting via the IPG special meeting website will not alone serve to revoke your previously submitted proxy; instead, you must vote your shares via the IPG special meeting website in order to do so.

If you are a beneficial owner of IPG common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

Within four business days following certification of the final voting results, Omnicom and IPG each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K. A preliminary tally will also be reported at each special meeting; however, this tally will not be final and will be subject to change until reported by each company in its applicable Current Report on Form 8-K.

Q:	If I do not support the merger as an Omnicom and/or IPG stockholder, what are my rights?

A:

Omnicom stockholders. Omnicom stockholders may vote against the Omnicom issuance proposal if they do not support the merger. Under New York law, Omnicom stockholders are not entitled to appraisal rights in connection with the issuance of shares of Omnicom common stock as contemplated by the merger agreement.

IPG stockholders. IPG stockholders may vote against the IPG merger proposal if they do not support the merger. Because shares of IPG common stock are listed on the NYSE and IPG stockholders are not required to receive consideration other than shares of Omnicom common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the merger, IPG stockholders are not entitled to exercise appraisal rights under Delaware law in connection with the merger.

Q:	Are there any risks that I should consider as an Omnicom and/or IPG stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 32. You also should read and carefully consider the risk factors of Omnicom and IPG contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?

A:

Omnicom stockholders. The record date for Omnicom stockholders entitled to vote at the Omnicom special meeting is earlier than the date of the Omnicom special meeting. If you transfer your shares of Omnicom common stock after the record date but before the Omnicom special meeting, you will, unless special arrangements are made, retain your right to vote at the Omnicom special meeting.

IPG stockholders. The record date for IPG stockholders entitled to vote at the IPG special meeting is earlier than the date of the IPG special meeting. If you transfer your shares of IPG common stock after the record date but before the IPG special meeting, you will, unless special arrangements are made, retain your right to vote at the IPG special meeting but will have transferred the right to receive the merger consideration to the person to whom you transferred your shares of IPG common stock.

Q:	What are the material U.S. federal income tax consequences of the merger to IPG stockholders?

A:

Omnicom and IPG intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. IPG, Omnicom, and Merger Sub have agreed to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause IPG to receive an opinion from IPG’s external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The foregoing opinion of counsel will be based on, among other things, certain representations made by Omnicom and IPG and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinion of counsel is not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (the “IRS”) or the courts, which may not agree with the conclusions set forth in such opinion.

If the merger qualifies as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 155) of shares of IPG common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Omnicom common stock in exchange for IPG common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Omnicom common stock). The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 155. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:

Omnicom and IPG are working to complete the merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the IPG merger proposal by IPG stockholders at the IPG special meeting and the approval of the Omnicom issuance proposal by Omnicom stockholders at the

Omnicom special meeting, the transaction is expected to close in the second half of 2025. However, neither Omnicom nor IPG can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either company’s control. In addition, if the merger is not completed by December 8, 2025 (or June 8, 2026, if extended pursuant to the merger agreement), either Omnicom or IPG may choose not to proceed with the merger by terminating the merger agreement.

Q:	What are the conditions to completion of the merger?

A:

The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, that (i) the Omnicom issuance proposal must have been approved by Omnicom stockholders, (ii) the IPG merger proposal must have been approved by IPG stockholders, (iii) any applicable waiting period, together with any voluntary extensions thereof, under the HSR Act must have been expired or been terminated, (iv) certain other specified antitrust, competition, foreign investment or similar approvals that are required to have been obtained prior to closing must have been obtained or waived, (v) no governmental entity of competent jurisdiction in which the parties or their subsidiaries have material assets or material business operations has issued any law or order that prohibits, restrains or makes illegal the consummation of the merger that is still in effect, (vi) the registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order and (vii) the shares of Omnicom common stock issuable to IPG stockholders pursuant to the merger agreement must have been approved for listing on the NYSE, subject to official notice of issuance.

More information may be found in “The Merger Agreement— Conditions to the Completion of the Merger” beginning on page 149.

Q:	If I am an IPG stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of physical (or paper) certificates that represent eligible shares of IPG common stock (“IPG common stock certificates”), as soon as reasonably practicable after the effective time of the merger, Equiniti Trust Company, LLC (the “exchange agent”) will mail you a notice advising you of the effectiveness of the merger and a letter of transmittal and instructions for the surrender of your IPG common stock certificates. After receiving a duly completed and validly executed letter of transmittal in accordance with the instructions, and such other documents as the exchange agent may reasonable require, the exchange agent will send to you (1) a statement reflecting the aggregate whole number of shares of Omnicom common stock (which will be in uncertificated book-entry form) that you have the right to receive pursuant to the merger agreement and (2) a check in the amount equal to the cash payable in lieu of any fractional shares of Omnicom common stock.

If you are a holder of book-entry shares representing eligible shares of IPG common stock (“IPG book-entry shares”) that are held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees, as soon as reasonably practicable on or after the closing date, the merger consideration and cash in lieu of any fractional shares of Omnicom common stock that DTC has the right to receive pursuant to the merger agreement.

If you are a holder of record of IPG book-entry shares that are not held through DTC, the exchange agent will deliver to you, as soon as reasonably practicable after the effective time of the merger, (1) a notice advising you of the effectiveness of the merger, (2) a statement reflecting the aggregate whole number of shares of Omnicom common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (3) a check in the amount equal to the cash payable in lieu of any fractional shares of Omnicom common stock.

No interest will be paid or accrued on any amount payable for shares of IPG common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of IPG common stock for the merger consideration, see the section entitled “The Merger Agreement—Payment for Securities; Exchange.”

Q:	If I am a holder of IPG common stock certificates, do I need to send in my IPG common stock certificates at this time to receive the merger consideration?

A:

No. Please DO NOT send your IPG common stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you separately from the proxy materials, regarding the surrender of your stock certificates.

Q:	Will I receive a dividend during the pendency of the merger?

A:

Each of IPG and Omnicom is permitted to pay regular quarterly dividends of up to $0.33 per share and $0.70 per share, respectively, to their respective stockholders during the pendency of the merger, with the declaration of any dividends subject to the approval of the respective company’s board of directors.

Q:	Will the combined company continue to pay a dividend after the completion of the merger?

A:

After the completion of the merger, decisions on whether, when and in which amounts to declare and pay any future dividend, whether fixed, variable or any combination thereof, will remain in the discretion of the combined company’s board of directors.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Omnicom. Omnicom has retained Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation process. Omnicom will pay Innisfree a fee of up to $112,500, as well as reasonable and customary documented expenses. Omnicom also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

IPG. IPG has retained D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation process. IPG will pay D.F. King a fee of approximately $100,000, as well as reasonable and customary documented expenses. IPG also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	What is “householding”?

A:

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Omnicom common stock but who share the same address, Omnicom has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/ prospectus until such time as one or more of these stockholders notifies Omnicom that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Omnicom common stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Omnicom stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Omnicom stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

IPG has also elected to institute householding.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Omnicom common stock and/or IPG common stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Omnicom special meeting and/or IPG special meeting or the transactions contemplated by the merger agreement?

A:

Omnicom stockholders. If you have any questions about the Omnicom special meeting or the information contained in this joint statement/prospectus or desire additional copies of this joint proxy statement/ prospectus or additional proxies, contact Omnicom’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 717-3898

Banks and Brokers may call collect: (212) 750-5833

IPG stockholders. If you have questions about the IPG special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact IPG’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 434-0035

All Others Call Toll-Free: (800) 669-5550

Email: IPG@dfking.com

Q:	Where can I find more information about Omnicom, IPG and the merger?

A:

You can find out more information about Omnicom, IPG and the merger by reading this joint proxy statement/prospectus and, with respect to Omnicom and IPG, from various sources described in the section entitled “Where You Can Find More Information,” beginning on page 197, including where you can find IPG’s and Omnicom’s filings with the SEC.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/ prospectus and its annexes carefully and in its entirety, as well as the other documents to which Omnicom and IPG refer before you decide how to vote with respect to the proposals to be considered and voted on at the Omnicom special meeting or the IPG special meeting, as applicable. In addition, Omnicom and IPG incorporate by reference important business and financial information about Omnicom and IPG into this joint proxy statement/prospectus, as further described in the section entitled “Where You Can Find More Information” beginning on page 197. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 197. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.

Information About the Companies (page 48)

Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Telephone: (212) 415-3600

Omnicom is a leading provider of data-inspired, creative marketing and sales solutions. Omnicom’s iconic agency brands are home to the industry’s most innovative communications specialists who are focused on driving intelligent business outcomes for their clients. The company offers a wide range of services in strategic media planning and buying, precision marketing, retail and digital commerce, advertising, branding, experiential, public relations, healthcare marketing and other specialty marketing services to over 5,000 clients in more than 70 countries. Omnicom common stock is listed on the NYSE, trading under the symbol “OMC.”

For additional information about Omnicom and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 197.

The Interpublic Group of Companies, Inc.

909 Third Avenue

New York, New York 10022

Telephone: (212) 704-1200

IPG is a values-based, data-fueled, and creatively-driven provider of marketing solutions. Home to some of the world’s best-known and most innovative communications specialists, IPG global brands include Acxiom, Craft, FCB, FutureBrand, Golin, Initiative, IPG Health, IPG Mediabrands, Jack Morton, KINESSO, MAGNA, McCann, Mediahub, Momentum, MRM, MullenLowe, Octagon, UM, Weber Shandwick and more. IPG common stock is listed on the NYSE, trading under the symbol “IPG.”

For additional information about IPG and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 197.

EXT Subsidiary Inc.

c/o Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Telephone: (212) 415-3600

Merger Sub is a direct wholly owned subsidiary of Omnicom. Upon the completion of the merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on December 6, 2024 for the sole purpose of effecting the merger.

The Combined Company

Upon the completion of the merger, IPG will be a direct wholly owned subsidiary of Omnicom and its shares of common stock will cease trading on the NYSE. The combined company will retain Omnicom’s current headquarters in New York, New York. Omnicom and IPG have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of Omnicom Following the Completion of the Merger” below and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

The Merger and the Merger Agreement (pages 65 and 128)

The terms and conditions of the merger are contained in the merger agreement, which is the legal document that governs the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. Omnicom and IPG encourage you to read the merger agreement carefully and in its entirety.

Each of the Omnicom board and the IPG board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the conditions included in the merger agreement, Omnicom has agreed to acquire IPG by means of a merger of Merger Sub with and into IPG, with IPG surviving the merger as a direct wholly owned subsidiary of Omnicom.

Merger Consideration (page 129)

As a result of the merger, each share of IPG common stock issued and outstanding immediately prior to the effective time of the merger (other than certain excluded shares) will be converted into the right to receive the merger consideration of 0.344 shares of Omnicom common stock and, if applicable, cash in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing the merger. IPG stockholders will not be entitled to receive any fractional shares of Omnicom common stock, nor any dividends, voting rights or any other rights in respect of the fractional shares, in the merger. IPG stockholders that would have otherwise been entitled to receive a fractional share of Omnicom common stock will instead be entitled to receive, in lieu of such fractional share of Omnicom common stock, cash (rounded to the nearest cent) in an amount equal to the product of (i) the volume-weighted average closing sales price of the Omnicom common stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of IPG common stock held by the IPG stockholder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Omnicom common stock that the IPG stockholder would otherwise be entitled to receive in the merger.

See the sections entitled “The Merger—Consideration to IPG Stockholders” beginning on page 65 and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 129.

Risk Factors (page 32)

The merger and an investment in Omnicom common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 32, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Omnicom’s and IPG’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. IPG stockholders should carefully consider those risk factors before deciding how to vote with respect to the IPG merger proposal and the IPG compensation proposal to be considered and voted on at the IPG special meeting, and Omnicom stockholders should carefully consider those risk factors before deciding how to vote with respect to the Omnicom issuance proposal to be considered and voted on at the Omnicom special meeting. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 197.

Treatment of IPG Equity Awards in the Merger (page 130)

IPG RSU and PSU Awards

Effective as of the effective time of the merger, each outstanding IPG RSU and each outstanding IPG PSU will be assumed by Omnicom and converted into a cash award equal to the fair market value of the shares of IPG common stock underlying such award based on the closing price of such shares of IPG common stock on the last day prior to the closing on which shares of IPG common stock are traded on the NYSE. For this purpose, the number of shares of IPG common stock subject to an IPG PSU will be determined based on either (i) the target level of performance, or (ii) if the performance period in respect of such IPG PSU ended on or prior to the effective time, the greater of actual and target level performance. Each IPG RSU and IPG PSU, as converted to a cash award, will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such award immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights, but excluding any performance-based vesting conditions for the IPG PSUs). In addition, all IPG RSUs held by non-employee members of the IPG board will be fully vested immediately prior to the effective time.

IPG RSAs

Effective as of the effective time of the merger, each outstanding IPG RSA will be assumed by Omnicom and converted into an Omnicom RSA covering a number of shares of Omnicom common stock equal to the product of (A) the number of shares of IPG common stock subject to such IPG RSA immediately prior to the effective time multiplied by (B) 0.344. Each such Omnicom RSA will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such IPG RSA immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights). In addition, all IPG RSAs held by non-employee members of the IPG board will be fully vested immediately prior to the effective time and will be treated as any other fully-vested share of IPG common stock in the merger (as described in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration”).

IPG Cash Awards

Each IPG cash award outstanding immediately prior to the effective time of the merger, will be assumed by Omnicom and will continue to be subject to the same terms and conditions as applied to such IPG cash award immediately prior to the effective time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections and forfeiture terms but excluding any performance-based vesting conditions), provided that the payment opportunity in respect of any IPG cash award that is performance-based will equal the target amount of such award as in effect immediately prior to the effective time or, if the performance period in respect of such award ended on or prior to the effective time, the greater of the target amount and the amount determined based on actual performance.

IPG Stock Options

Effective as of the effective time of the merger, each outstanding and unexercised IPG stock option will be assumed by Omnicom and converted into an Omnicom stock option. The Omnicom stock option will have an exercise price per share of Omnicom common stock equal to the quotient obtained by dividing (x) the exercise price per share of such IPG stock option by (y) 0.344. Each Omnicom stock option will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to the IPG stock option immediately prior to the effective time (including any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights).

Assumption of IPG Stock Plans

At the effective time of the merger, Omnicom will assume each IPG Stock Plan and will continue to maintain such assumed plans (each, as may be amended or terminated from time to time in accordance with its terms).

For additional information regarding the treatment of IPG equity awards, see the section entitled “The Merger Agreement—Treatment of IPG Equity Awards in the Merger” beginning on page 130.

Recommendation of the Omnicom Board of Directors and Reasons for the Merger (page 78)

The Omnicom board unanimously recommends that you vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal. For the factors considered by the Omnicom board in reaching this decision and additional information on the recommendation of the Omnicom board, see the section entitled “The Merger—Recommendation of the Omnicom Board of Directors and Reasons for the Merger” beginning on page 78.

Recommendation of the IPG Board of Directors and Reasons for the Merger (page 93)

The IPG board unanimously recommends that you vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal. For the factors considered by the IPG board in reaching this decision and additional information on the recommendation of the IPG board, see the section entitled “The Merger—Recommendation of the IPG Board of Directors and Reasons for the Merger” beginning on page 93.

Opinions of Financial Advisors (pages 82 and 97)

Opinion of PJT Partners LP, Omnicom’s Financial Advisor

PJT Partners LP (“PJT Partners”) was retained by Omnicom to act as its financial advisor in connection with the merger and, if requested by Omnicom, to render a fairness opinion to the Omnicom board in connection therewith. Omnicom selected PJT Partners to act as its financial advisor based on PJT Partners’ qualifications, expertise and reputation, its knowledge of Omnicom’s industry and its knowledge and understanding of the business and affairs of Omnicom.

At a meeting of the Omnicom board on December 8, 2024, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated December 8, 2024, to the Omnicom board to the effect that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the exchange ratio in the merger of 0.344 shares of Omnicom common stock for each share of IPG common stock was fair to Omnicom from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the Omnicom board, dated December 8, 2024, is attached as Annex B and incorporated into this joint proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Omnicom board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Omnicom board in its capacity as its financial advisor, only in connection with and for purposes of its evaluation of the merger, and PJT Partners’ opinion does not constitute a recommendation as to any action the Omnicom board should take with respect to the merger or how any holder of Omnicom common stock or IPG common stock should vote or act with respect to the merger or any other matter. The summary of PJT Partners’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion.

For additional information, see the section entitled “The Merger—Opinion of PJT Partners LP, Omnicom’s Financial Advisor” beginning on page 82 and the full text of the written opinion of PJT Partners attached as Annex B to this joint proxy statement/prospectus.

Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor

IPG retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as financial advisor in connection with the review of strategic and financial alternatives by IPG and the IPG board. The IPG board selected Morgan Stanley to act as IPG’s financial advisor based on, among other things, Morgan Stanley’s qualifications, reputation, experience, expertise and its knowledge of IPG and its business and the industries in which IPG conducts its business. On December 8, 2024, Morgan Stanley rendered to the IPG board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 8, 2024 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in preparing its opinion, the exchange ratio pursuant to the Merger Agreement was fair from a financial point of view to IPG stockholders (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)).

The full text of the written opinion of Morgan Stanley, dated December 8, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is included as Annex C to this document and is incorporated herein by reference in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the opinion carefully and in its entirety. The Morgan Stanley opinion was directed to the IPG board in its capacity as such, and addressed only the fairness from a financial point of view, as of the date of such opinion, of the exchange ratio pursuant to the merger agreement to IPG stockholders (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)). Morgan Stanley’s opinion did not in any manner address the prices at which Omnicom common stock would trade following the consummation of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation as to how Omnicom stockholders or IPG stockholders should vote at the Omnicom special meeting or the IPG special meeting, respectively.

For a further discussion of the opinion that the IPG board received from Morgan Stanley, see the section entitled “The Merger — Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor” beginning on page 97 of this joint proxy statement/prospectus and the full text of the written opinion of Morgan Stanley attached as Annex C to this joint proxy statement/prospectus.

Special Meeting of Omnicom Stockholders (page 49)

Date, Time, Place and Purpose of the Omnicom Special Meeting

The Omnicom special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. Because the Omnicom special meeting is completely virtual and being conducted via live webcast, Omnicom stockholders will not be able to attend the Omnicom special meeting in person. Omnicom stockholders will be able to attend the Omnicom special meeting online and vote their shares and submit questions electronically during the meeting by visiting the Omnicom special meeting website at www.virtualshareholdermeeting.com/OMC2025SM. Omnicom stockholders will need the 16-digit control number found on their proxy cards in order to access the Omnicom special meeting website.

The purpose of the Omnicom special meeting is to consider and vote on the Omnicom issuance proposal and the Omnicom adjournment proposal. Approval of the Omnicom issuance proposal is a condition to the obligation of Omnicom and IPG to complete the merger.

Record Date and Outstanding Shares of Omnicom Common Stock

Only holders of record of issued and outstanding shares of Omnicom common stock as of the close of business on January 27, 2025, the record date for the Omnicom special meeting, are entitled to receive notice of, and to vote at, the Omnicom special meeting, whether via the Omnicom special meeting website or by proxy, or any adjournment or postponement of the Omnicom special meeting.

As of the close of business on the record date, there were 196,480,662 shares of Omnicom common stock issued and outstanding and entitled to vote at the Omnicom special meeting. Omnicom stockholders may cast one vote for each share of Omnicom common stock held by them as of the close of business on the record date.

A complete list of Omnicom stockholders entitled to vote at the Omnicom special meeting will be available for inspection at Omnicom’s offices in New York, New York during ordinary business hours for a period of no less than ten days before the Omnicom special meeting. If you would like to examine the list of Omnicom stockholders, please contact the Omnicom Secretary at 280 Park Avenue, New York, New York 10017.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of Omnicom stockholders is necessary for Omnicom to conduct business at the Omnicom special meeting. The presence, via the Omnicom special meeting website or by proxy, of the holders of a majority of the outstanding shares of Omnicom common stock entitled to vote at the Omnicom special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the Omnicom proposals or “abstain” from voting on the Omnicom proposals, your shares of Omnicom common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the Omnicom special meeting via the Omnicom special meeting website, your shares will not be voted at the Omnicom special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the Omnicom special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the Omnicom proposals and will not be able to vote on any of the Omnicom proposals absent instructions from the beneficial owner. Accordingly, it is not expected that there will be any broker non-votes at the Omnicom special meeting. Broker non-votes, if any, will not be considered present and entitled to vote on any of the Omnicom proposals for the purpose of determining the presence of a quorum with respect to the vote thereon.

Executed but unvoted proxies will be voted in accordance with the recommendation of the Omnicom board.

Required Vote to Approve the Omnicom Issuance Proposal

Approval of the Omnicom issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom issuance proposal. The Omnicom issuance proposal is described in the section entitled “Omnicom Proposals” beginning on page 55.

Required Vote to Approve the Omnicom Adjournment Proposal

When a quorum is present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. In this circumstance, abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is present.

When a quorum is not present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. In this circumstance, abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is not present.

Approval of the Omnicom adjournment proposal is not a condition to the completion of the merger. The Omnicom adjournment proposal is described in the section entitled “Omnicom Proposals” beginning on page 55.

Voting by Directors and Executive Officers

As of January 27, 2025, the record date for the Omnicom special meeting, Omnicom directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,696,476 shares of Omnicom common stock, or approximately 0.9% of the total outstanding shares of Omnicom common stock as of such date.

Omnicom currently expects that all of its directors and executive officers will vote their shares “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

Special Meeting of IPG Stockholders (page 57)

Date, Time, Place and Purpose of the IPG Special Meeting

The IPG special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. Because the IPG special meeting is completely virtual and being conducted via live webcast, IPG stockholders will not be able to attend the IPG special meeting in person. IPG stockholders will be able to attend the IPG special meeting online and vote their shares and submit questions electronically during the meeting by visiting the IPG special meeting website at www.virtualshareholdermeeting.com/IPG2025SM. IPG stockholders will need the 16-digit control number found on their proxy cards in order to access the IPG special meeting website.

The purpose of the IPG special meeting is to consider and vote on the IPG merger proposal, the IPG compensation proposal and the IPG adjournment proposal. Approval of the IPG merger proposal is a condition to the obligation of IPG and Omnicom to complete the merger.

Record Date and Outstanding Shares of IPG Common Stock

Only holders of record of issued and outstanding shares of IPG common stock as of the close of business on January 27, 2025, the record date for the IPG special meeting, are entitled to receive notice of, and to vote at, the IPG special meeting, whether via the IPG special meeting website or by proxy, or any adjournment or postponement of the IPG special meeting.

As of the close of business on the record date, there were 372,645,940 shares of IPG common stock issued and outstanding and entitled to vote at the IPG special meeting. IPG stockholders may cast one vote for each share of IPG common stock held by them as of the close of business on the record date.

A complete list of IPG stockholders entitled to vote at the IPG special meeting will be available for inspection at IPG’s offices in New York, New York during ordinary business hours for a period of no less than ten days before the IPG special meeting. If you would like to examine the list of IPG stockholders, please contact the IPG Secretary at 909 Third Avenue, New York, New York 10022.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of IPG stockholders is necessary for IPG to conduct business at the IPG special meeting. The presence, via the IPG special meeting website or by proxy, of the holders of a majority of the outstanding shares of IPG common stock entitled to vote at the IPG special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the IPG proposals or “abstain” from voting on the IPG proposals, your shares of IPG common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the IPG special meeting via the IPG special meeting website, your shares will not be voted at the IPG special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the IPG special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the IPG proposals and will not be able to vote on any of the IPG proposals absent instructions from the beneficial owner. Accordingly, it is not expected that there will be any broker non-votes at the IPG special meeting. Broker non-votes, if any, will not be considered present and entitled to vote on any of the IPG proposals for the purpose of determining the presence of a quorum with respect to the vote thereon.

Executed but unvoted proxies will be voted in accordance with the recommendation of the IPG board.

Required Vote to Approve the IPG Merger Proposal

Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. Abstentions, broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have the same effect as a vote “AGAINST” the IPG merger proposal.

The IPG merger proposal is described in the section entitled “IPG Proposals” beginning on page 63.

Required Vote to Approve the IPG Compensation Proposal

Approval of the IPG compensation proposal, which is a non-binding advisory proposal, requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG compensation proposal. As an advisory vote, this proposal is not binding on IPG or the IPG board or Omnicom or the Omnicom board, and approval of this proposal is not a condition to the completion of the merger.

The IPG compensation proposal is described in the section entitled “IPG Proposals” beginning on page 63.

Required Vote to Approve the IPG Adjournment Proposal

Approval of the IPG adjournment proposal requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG adjournment proposal. Approval of this proposal is not a condition to the completion of the merger.

The IPG adjournment proposal is described in the section entitled “IPG Proposals” beginning on page 63.

Voting by Directors and Executive Officers

As of January 27, 2025, the record date for the IPG special meeting, IPG directors and executive officers, and their affiliates, as a group, owned and were entitled to vote approximately 900,045 shares of IPG common stock, or approximately 0.2% of the total outstanding shares of IPG common stock as of such date.

IPG currently expects that all of its directors and executive officers will vote their shares “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

Board of Directors and Management of the Combined Company Following the Completion of the Merger (page 120)

Under the terms of the merger agreement, at the effective time of the merger, Omnicom has agreed to increase the size of the Omnicom board to add three directors designated by IPG from among the directors then serving on the IPG board. One of the three directors designated by IPG will be Mr. Krakowsky, and the other two directors designated by IPG will be reasonably acceptable to Omnicom. Following the closing, subject to the fiduciary duties of the Omnicom board, applicable laws and the rules and regulations of the NYSE, Omnicom has agreed to nominate the directors designated by IPG for election to the Omnicom board in the proxy statement relating to the first annual meeting of the Omnicom stockholders after the closing date.

John D. Wren, Omnicom’s current Chief Executive Officer and Chairman of the Omnicom board, will serve as the Chief Executive Officer of the combined company and Chairman of the board of directors of the combined company, Philip J. Angelastro, Omnicom’s current Chief Financial Officer, will serve as Chief Financial Officer of the combined company, and Daryl Simm, Omnicom’s current President and Chief Operating Officer, will serve as Co-President and Co-Chief Operating Officer of the combined company. At the effective time of the merger, Omnicom will appoint Mr. Krakowsky to serve as Co-President and Co-Chief Operating Officer of the combined company and Co-Chair of the management integration committee of the combined company.

Interests of IPG Directors and Executive Officers in the Merger (page 120)

In considering the recommendation of the IPG board with respect to the IPG proposals, IPG stockholders should be aware that the directors and executive officers of IPG have interests in the merger that may be different from, or in addition to, the interests of IPG stockholders generally. The members of the IPG board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that IPG stockholders approve the IPG proposals.

Interests of Omnicom Directors and Executive Officers in the Merger (page 120)

In considering the recommendation of the Omnicom board that Omnicom stockholders approve the Omnicom issuance proposal, Omnicom stockholders should be aware that the executive officers and directors of Omnicom have certain interests in the merger and related transactions that may be in addition to, or different from, their interests as Omnicom stockholders. These interests may create the appearance of conflicts of interest. The Omnicom board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Conditions to the Completion of the Merger (page 149)

Each party’s obligation to consummate the merger is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law), at or prior to the closing, of the following:

•	Stockholder Approval. The Omnicom issuance proposal has been approved by the Omnicom stockholders, and the IPG merger proposal has been approved by the IPG stockholders;

•	NYSE Listing. The shares of Omnicom common stock issuable to IPG stockholders pursuant to the merger agreement have been approved for listing on the NYSE, subject to official notice of issuance;

•

No Injunctions or Restraints. No governmental entity of competent jurisdiction in which IPG and its subsidiaries (taken as a whole) or Omnicom and its subsidiaries (taken as a whole) have material assets or material business operations has promulgated, entered, enforced, enacted or issued any law or order which prohibits, restrains or makes illegal the consummation of the merger that is still in effect;

•

Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, has been declared effective by the SEC under the Securities Act and is not the subject of any stop order; and

•

Regulatory Approval. Any applicable waiting period (and any voluntary extensions thereof pursuant to any agreement with any governmental entity) under the HSR Act has expired or been terminated, and certain other specified antitrust, competition, foreign investment or similar approvals that are required under law to have been obtained prior to closing have been obtained or waived jointly by Omnicom and IPG.

The obligations of Omnicom and Merger Sub to complete the merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•

the accuracy of the representations and warranties of IPG contained in the merger agreement as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	IPG having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by it in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, development, condition, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to IPG; and

•

Omnicom having received a certificate of IPG, dated as of the closing date, signed by an executive officer of IPG, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied.

The obligation of IPG to complete the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following additional conditions:

•

the accuracy of the representations and warranties of Omnicom contained in the merger agreement as of the date of the merger agreement and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	Omnicom and Merger Sub having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by them in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, development, condition, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Omnicom; and

•

IPG having received a certificate of Omnicom, dated as of the closing date, signed by an executive officer of Omnicom, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied.

No Solicitation (page 138)

The merger agreement prohibits Omnicom and IPG from soliciting or engaging in discussions or negotiations with a third party with respect to a proposal for a competing transaction, including the acquisition of a significant interest in Omnicom or IPG common stock or assets. However, if prior to obtaining approval from its stockholders, Omnicom or IPG, as the case may be, receives an unsolicited written proposal from a third party for a competing transaction that Omnicom’s or IPG’s board of directors, as applicable, among other things, determines in good faith (i) after consultation with its outside legal and financial advisors, is or would reasonably be expected to lead to a proposal that is superior to the merger and (ii) after consultation with its outside legal advisors, the failure to take action with respect to such proposal would reasonably be expected to be inconsistent with its directors’ fiduciary obligations under applicable law, Omnicom or IPG, as applicable, may furnish non-public information to and enter into discussions or negotiations with, that third party regarding such competing transaction.

Changes of Recommendation (page 138)

The merger agreement prohibits the Omnicom board and the IPG board from (i) withholding, withdrawing, amending, modifying or qualifying (or proposing publicly to withhold, withdraw, modify or qualify), in a manner adverse to the other party, the recommendation of that board, (ii) failing to include that board’s recommendation in this joint proxy statement/prospectus, (iii) approving, recommending or publicly announcing an intent to approve, determine to be advisable or recommend a competing proposal or (iv) if requested by IPG or Omnicom, as applicable, failing to issue, within ten business days after a competing proposal is publicly announced (and in no event later than one business day prior to the date of the Omnicom special meeting or the IPG special meeting, as applicable), a press release reaffirming that board’s recommendation. However, prior to obtaining approval from its stockholders, Omnicom or IPG, as the case may be, in response to any competing proposal, may make an Omnicom adverse recommendation change or IPG adverse recommendation change (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 138), as applicable, if the Omnicom board or IPG board, as applicable, (i) determines in good faith after consultation with its financial advisors and outside legal counsel that the competing proposal constitutes a superior proposal, (ii) complies with notice requirements to the other party, (iii) if requested by the other party, engages in negotiations with the other party in good faith regarding any revisions to the terms of the transactions contemplated by the merger agreement during the applicable negotiation period, and (iv) concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the competing proposal continues to be a superior proposal and that failure to make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, would reasonably be expected to be inconsistent with its directors’ fiduciary duties to its stockholders under applicable law.

Prior to obtaining the relevant stockholder approval, the Omnicom board or the IPG board, as applicable, may make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, if such board (i) determines that an intervening event (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 138) has occurred and (ii) determines in good faith, after consultation with outside legal counsel, that the failure to make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties to Omnicom stockholders or IPG stockholders, as applicable, under applicable law.

Termination (page 151)

Omnicom and IPG may agree to terminate the merger agreement at any time by mutual written consent. Either company may also terminate the merger agreement if the merger is not completed by December 8, 2025 (referred to as the “initial outside date”), except that the initial outside date will be automatically extended to June 8, 2026 if certain regulatory clearances have not been obtained by the initial outside date (referred to as the “extended outside date” and together with the initial outside date, the “outside date”). See the section entitled “The Merger Agreement—Termination” for a discussion of these and other rights of each of Omnicom and IPG to terminate the merger agreement.

Termination Fees (page 152)

Generally, the fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in this joint proxy statement/prospectus where (i) Omnicom may be required to pay a termination fee of $676 million to IPG and IPG may be required to pay a termination fee of $439 million to Omnicom and (ii) either company may be required to reimburse the other company for merger-related expenses up to $25 million, under certain circumstances. See the section entitled “The Merger Agreement—Expenses; Termination Fees” for a discussion of the circumstances under which such termination fee or expense reimbursement will be required to be paid.

Regulatory Approvals (page 119)

The completion of the merger is subject to the receipt of clearance or expiration of waiting periods under applicable antitrust or foreign direct investment laws in the United States, the European Union, Australia, Canada, China, Brazil, Colombia, Egypt, India, Japan, Mexico, New Zealand, Romania, Saudi Arabia, Singapore, South Africa, Turkey, and the United Kingdom. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On January 7, 2025, Omnicom filed its requisite Notification and Report Form under the HSR Act with the FTC and the DOJ. For additional information regarding regulatory approvals in connection with the merger, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals” beginning on page 143.

Neither Omnicom nor IPG is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Specific Performance; Remedies (page 153)

Omnicom, IPG and Merger Sub have agreed that each will be entitled to an injunction to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Except in the case of a willful and material breach, the right to receive termination fees or expense reimbursement and the specific performance remedies set forth in the merger agreement will be each party’s sole and exclusive remedy against the other parties.

No Appraisal Rights (page 185)

No appraisal rights will be available to Omnicom stockholders or IPG stockholders with respect to the transactions contemplated by the merger agreement. For additional information, see the section entitled “No Appraisal Rights” on page 185.

Material U.S. Federal Income Tax Consequences of the Merger (page 155)

Omnicom and IPG intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. IPG, Omnicom, and Merger Sub have agreed to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause IPG to receive an opinion from IPG’s external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The foregoing opinion of counsel will be based on, among other things, certain representations made by Omnicom and IPG and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinion of counsel is not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion.

If the merger qualifies as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 155) of shares of IPG common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon receipt of Omnicom common stock in exchange for IPG common stock in the merger (other than gain or loss, if any, with respect to any cash received in lieu of a fractional share of Omnicom common stock). The material U.S. federal income tax consequences of the merger are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 155. The discussion of the material U.S. federal income tax consequences contained in this joint proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger that may vary with, or are dependent on, individual circumstances. In addition, it does not address the effects of any foreign, state or local tax laws or any U.S. federal tax laws other than U.S. federal income tax laws.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Comparison of Stockholders’ Rights (page 173)

The rights of IPG stockholders who receive shares of Omnicom common stock in the merger will be governed by the laws of the State of New York, the Omnicom restated certificate of incorporation and the By-laws of Omnicom (the “Omnicom bylaws”), and not by the laws of the State of Delaware, the Restated Certificate of Incorporation of IPG (the “IPG certificate of incorporation”) and the Amended and Restated By-laws of IPG (the “IPG bylaws”). As a result, IPG stockholders will have different rights once they become stockholders of the combined company due to the differences between the laws of the State of New York and the laws of the State of Delaware and in the organizational documents of Omnicom and IPG. Certain key differences are described in the section entitled “Comparison of Stockholders’ Rights” beginning on page 173.

Listing of Omnicom Shares; Delisting and Deregistration of IPG Shares (page 125)

If the merger is completed, the shares of Omnicom common stock to be issued in the merger will be listed for trading on the NYSE, shares of IPG common stock will be delisted from the NYSE and deregistered under the Exchange Act, and IPG will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Market Price Information

Omnicom common stock is listed on the NYSE under the symbol “OMC.” IPG common stock is listed on the NYSE under the symbol “IPG.”

The high and low trading prices for the Omnicom common stock on December 6, 2024, the last trading day immediately before the public announcement of the merger, were $104.03 and $102.88, respectively. The high and low trading prices for the IPG common stock on December 6, 2024, the last trading day immediately before the public announcement of the merger, were $29.72 and $29.10, respectively.

As of January 27, 2025, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 196,480,662 shares of Omnicom common stock outstanding and 372,645,940 shares of IPG common stock outstanding.

Because the exchange ratio is fixed and will not be adjusted for changes in the market price of either Omnicom common stock or IPG common stock, the market value of Omnicom common stock that IPG stockholders will have the right to receive on the date the merger is completed may vary significantly from the market value of the Omnicom common stock that IPG stockholders would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Omnicom common stock and IPG common stock prior to voting your shares. For additional information, see the section entitled “Risk Factors” beginning on page 32.

The following table sets forth the closing sale price per share of Omnicom common stock as reported on the NYSE and the closing sale price per share of IPG common stock as reported on the NYSE, in each case on December 6, 2024, the last trading day before the public announcement of the merger, and on January 27, 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of IPG common stock as of the same two dates. The implied value was calculated by multiplying the NYSE closing price of a share of Omnicom common stock on the relevant date by the exchange ratio of 0.344 shares of Omnicom common stock for each share of IPG common stock.

Omnicom Common Stock Closing Price

	Omnicom Common Stock Closing Price	IPG Common Stock Closing Price	Exchange Ratio	Implied Per Share Value of Merger Consideration
December 6, 2024	$103.42	$29.26	0.344	$35.58
January 27, 2025	$88.34	$29.28	0.344	$30.39

Omnicom stockholders and IPG stockholders are encouraged to obtain current market quotations for Omnicom common stock and IPG common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Omnicom common stock before or after the effective date of the merger. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 197.

RISK FACTORS

In addition to the other information contained in or incorporated by reference herein, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference herein, particularly the risk factors contained in Omnicom’s and IPG’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. For additional information, see the section entitled “Where You Can Find More Information.” In addition to the risks set forth below or referenced above, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Omnicom or IPG assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

Because the exchange ratio is fixed and because the market prices of shares of Omnicom common stock and IPG common stock will fluctuate, IPG stockholders cannot be certain of the market value of the merger consideration they will receive in the merger or the difference between the market value of the merger consideration they will receive in the merger and the market value of their shares of IPG common stock immediately prior to the merger.

At the time the merger is completed, each issued and outstanding share of IPG common stock will be converted into the right to receive the merger consideration of 0.344 shares of Omnicom common stock, together with cash paid in lieu of the issuance of any fractional shares of Omnicom common stock. The exchange ratio for the merger consideration is fixed, and there will be no adjustment to the merger consideration, regardless of whether the market price of Omnicom common stock or IPG common stock changes prior to the completion of the merger. The market prices of Omnicom common stock and IPG common stock have fluctuated since the date on which Omnicom and IPG announced they entered into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Omnicom special meeting and the IPG special meeting, and the date on which IPG stockholders actually receive the merger consideration. The market prices of Omnicom common stock and IPG common stock will fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in Omnicom’s and IPG’s respective businesses, operations and prospects, market assessments of Omnicom’s and IPG’s businesses, operations and prospects and of the likelihood that the merger will be completed and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Omnicom and IPG. Consequently, at the time IPG stockholders must decide whether to approve the IPG proposals, they will not know the market value of the merger consideration they will receive in the merger, which will depend on the market value of the shares of Omnicom common stock as of the effective time of merger.

In addition, IPG stockholders will not know the difference between the market value of the merger consideration they will receive in the merger and the market value of IPG common stock immediately prior to the merger, which will depend on the market value of Omnicom common stock and IPG common stock as of the effective time of the merger. Unless otherwise mutually agreed between Omnicom and IPG, the completion of the merger will take place within two business days after the satisfaction or waiver of the conditions to the completion of the merger (other than any such conditions which by their nature cannot be satisfied until the closing date, which will be required to be so satisfied or waived in accordance with the merger agreement on the closing date). IPG stockholders should obtain current stock price quotations for shares of Omnicom common stock and IPG common stock before voting their shares of IPG common stock. For additional information about the merger consideration, see the sections entitled “The Merger—Consideration to IPG Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Omnicom stockholders and IPG stockholders, in each case as of immediately prior to the merger, will have reduced ownership in the combined company and less influence over management.

Based on the number of issued and outstanding shares of IPG common stock as of January 27, 2025 and the number of IPG equity awards currently estimated to be payable in shares of Omnicom common stock in connection with the merger, Omnicom anticipates issuing up to approximately 129,462,731 shares of Omnicom common stock pursuant to the merger agreement. The actual number of shares of Omnicom common stock to be issued pursuant to the merger agreement will be determined at the completion of the merger based on the number of shares of IPG common stock outstanding immediately prior to such time and the number of issued and outstanding IPG equity awards payable in shares of Omnicom common stock in connection with the merger.

Immediately after the completion of the merger, it is expected that Omnicom stockholders as of immediately prior to the merger will own approximately 60.6%, and IPG stockholders as of immediately prior to the merger will own approximately 39.4% of the issued and outstanding shares of Omnicom common stock (in each case based on fully diluted shares outstanding of each company), which will continue to trade on the NYSE under the ticker symbol “OMC” following the completion of the merger. As a result, current Omnicom stockholders and current IPG stockholders will have less influence on the management and policies of the combined company than they currently have on the management and policies of Omnicom and IPG, respectively.

The merger may not be completed, and the merger agreement may be terminated in accordance with its terms.

The merger is subject to a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the completion of the merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

In addition, if the merger is not completed by December 8, 2025 (which date may be extended to June 8, 2026 in certain circumstances), either Omnicom or IPG may choose not to proceed with the merger by terminating the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time, before or after stockholder approval. In addition, Omnicom and IPG may elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination.”

The merger agreement limits Omnicom’s ability and IPG’s ability to pursue alternatives to the merger, may discourage other companies from trying to acquire a significant interest in Omnicom’s or IPG’s common stock or assets and, in specified circumstances, could require Omnicom or IPG to pay the other party a termination fee.

The merger agreement contains provisions that may discourage a third party from submitting a proposal for a competing transaction, including the acquisition of a significant interest in Omnicom’s or IPG’s common stock or assets. These provisions include a general prohibition on Omnicom and IPG from soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Omnicom board or the IPG board, entering into discussions with any third party regarding any such competing proposal. Further, even if the Omnicom board or the IPG board withholds, withdraws, qualifies or modifies its recommendation to stockholders with respect to the Omnicom issuance proposal, in the case of the Omnicom board, or the IPG merger proposal, in the case of the IPG board, unless the merger agreement has been terminated in accordance with its terms, each of Omnicom and IPG will still be required to submit the Omnicom issuance proposal, in the case of the Omnicom board, and the IPG merger proposal, in the case of the IPG board, to a vote by the Omnicom stockholders and IPG stockholders, respectively. The merger agreement further provides that (a) if IPG terminates the merger agreement because, prior to Omnicom’s receipt of the approval of the Omnicom issuance proposal, the Omnicom board effects an Omnicom adverse recommendation change (as defined below) or because Omnicom commits a willful and material breach of its non-solicitation obligations, Omnicom will be required to pay IPG $676 million, and (b) if Omnicom terminates the merger agreement because, prior to IPG’s receipt of the approval of the IPG merger proposal, the IPG board effects an IPG adverse recommendation change (as defined below) or because IPG commits a willful and material breach of its non-solicitation obligations, IPG will be required to pay Omnicom $439 million. In addition, if the merger agreement is terminated due to either party’s failure to obtain stockholder approval, and at such time, the other party has obtained stockholder approval, Omnicom or IPG, as applicable, may be required to reimburse the other party for its expenses incurred in connection with the transaction in an amount not to exceed $25 million. For additional information, see the sections entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Termination.”

Failure to complete the merger could negatively impact the price of shares of Omnicom common stock and the price of shares of IPG common stock, as well as Omnicom’s and IPG’s respective businesses and financial results.

The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger.” There can be no assurance that all of the conditions to the completion of the merger will be satisfied or waived. If these conditions are not satisfied or waived, Omnicom and IPG will be unable to complete the merger.

If the merger is not completed for any reason, including the failure to receive the required approvals of the Omnicom stockholders or the IPG stockholders, Omnicom’s and IPG’s respective businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the merger, Omnicom and IPG would be subject to a number of risks, including:

•	Omnicom and IPG may experience negative reactions from the financial markets, including negative impacts on the market price of Omnicom common stock and IPG common stock;

•

Omnicom and IPG and their respective subsidiaries may experience negative reactions from their respective clients, vendors, landlords, joint venture participants and other third parties with whom they do business, which in turn could affect Omnicom’s and IPG’s business operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•	Omnicom and IPG may experience negative reactions from employees;

•	Omnicom and IPG will still be required to pay certain significant costs relating to the merger, such as legal, accounting, financial advisor and printing fees; and

•

Omnicom and IPG will have expended time and resources that could otherwise have been spent on Omnicom’s and IPG’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company, and Omnicom’s and IPG’s ongoing business and financial results may be adversely affected.

In addition to the above risks, if the merger agreement is terminated and either party’s board seeks an alternative transaction, the holders of such party’s common stock cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger. If the merger agreement is terminated under specified circumstances, either Omnicom or IPG may be required to pay the other party a termination fee or other termination-related payment. For a description of these circumstances, see the section entitled “The Merger Agreement—Termination.”

Directors and executive officers of each party have interests in the merger that may be different from, or in addition to, the interests of Omnicom stockholders and IPG stockholders generally.

In considering the recommendation of (i) the Omnicom board that Omnicom stockholders vote in favor of the proposals on the agenda for the Omnicom special meeting or (ii) the IPG board that IPG stockholders vote in favor of the proposals on the agenda for the IPG special meeting, as applicable, Omnicom stockholders and IPG stockholders should be aware of and take into account the fact that certain Omnicom and IPG directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Omnicom stockholders and IPG stockholders generally. The interests of IPG’s directors and officers include, among other things, single-trigger accelerated vesting of director equity awards, double-trigger severance and vesting protection for IPG’s executive officers for qualifying terminations during the two-year period following the consummation of the merger and rights to continuing indemnification and directors’ and officers’ liability insurance, each as further described in the section entitled “The Merger—Interests of IPG Directors and Executive Officers in the Merger.” Other interests include the continued employment of certain executive officers of Omnicom and IPG following the merger and the continued positions of certain directors of Omnicom and IPG as directors of the combined company. The Omnicom board and the IPG board were aware of and considered the interests of their respective directors and officers, among other matters, in evaluating the terms and structure, and overseeing the negotiation of the merger, in approving the merger agreement and the transactions contemplated thereby, including the merger, and the recommendation of (i) the Omnicom board that Omnicom stockholders vote in favor of the proposals on the agenda for the Omnicom special meeting and (ii) the IPG board that IPG stockholders vote in favor of the proposals on the agenda for the IPG special meeting.

The unaudited pro forma condensed combined financial statements and unaudited prospective financial information included in this joint proxy statement/prospectus are preliminary and future results of Omnicom or IPG may differ, possibly materially.

The unaudited pro forma condensed combined financial statements and unaudited prospective financial information contained in this joint proxy statement/prospectus are based on a variety of adjustments, assumptions and preliminary estimates and may not be indicative of the financial position or results of operations of the combined company following the merger for several reasons. Specifically, the unaudited pro forma condensed combined financial statements do not reflect the effect of any integration costs or any changes in Omnicom’s debt to capitalization ratio following the completion of the merger. In addition, the unaudited pro forma condensed combined financial statements have been prepared with the assumption that Omnicom will be identified as the acquirer under accounting principles generally accepted in the United States of America (“GAAP”) and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by the combined company. The actual financial position, financial performance and results of operations of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma condensed combined financial statements or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions, including those regarding the future operating and financial performance of the combined company, used in preparing the unaudited pro forma condensed combined financial statements and prospective financial information included in this joint proxy statement/prospectus may not prove to be accurate and may be affected by other factors. See “Risk Factors—Risks Relating to the Combined Company Following Completion of the Merger— The market price of Omnicom common stock after the completion of the merger may be affected by factors different from those that historically have affected or currently affect Omnicom common stock.” Any potential decline in the financial condition or results of operations of the combined company may cause significant variations in the price of the common stock of the combined company. For more information, see the unaudited pro forma condensed combined financial statements and the unaudited prospective financial information contained in this joint proxy statement/prospectus.

The opinions of Omnicom’s and IPG’s respective financial advisors do not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

Omnicom and IPG have received opinions from their respective financial advisors in connection with the signing of the merger agreement, but have not obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Omnicom or IPG, general market and economic conditions and other factors that are beyond the control of Omnicom or IPG, and on which Omnicom’s and IPG’s financial advisors’ opinions were based, may significantly alter the value of Omnicom or IPG or the prices of the shares of Omnicom common stock or IPG common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of the opinions. Because Omnicom and IPG do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the exchange ratio from a financial point of view at the time the merger is completed. The Omnicom board’s recommendation that Omnicom stockholders vote in favor of the proposals on the agenda for the Omnicom special meeting and the IPG board’s recommendation that IPG stockholders vote in favor of the proposals on the agenda for the IPG special meeting, however, are made as of the date of this joint proxy statement/prospectus.

For a description of the opinions that Omnicom and IPG received from their respective financial advisors, see the sections entitled “The Merger—Opinion of PJT Partners LP, Omnicom’s Financial Advisor” and “The Merger—Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor.” A copy of the opinion of PJT Partners, Omnicom’s financial advisor, is attached as Annex B to this joint proxy statement/prospectus, and a copy of the opinion of Morgan Stanley, IPG’s financial advisor, is attached as Annex C to this joint proxy statement/prospectus, and each is incorporated by reference herein in its entirety.

The financial forecasts relating to Omnicom and IPG included in this joint proxy/prospectus are based on various estimates and assumptions that may not be realized, which may adversely affect the market price of common stock of the combined company following the closing of the merger.

This joint proxy statement/prospectus includes certain financial forecasts considered by Omnicom and IPG in the evaluation of the merger. None of the financial forecasts prepared by Omnicom or IPG were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants or any other regulatory or professional body for the preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Omnicom and IPG. Important factors that may affect the actual results of Omnicom and IPG and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Omnicom’s and IPG’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors referred to under the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” In view of these uncertainties, the inclusion of financial forecasts in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Omnicom’s and IPG’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Omnicom nor IPG undertakes any obligation, other than as required by applicable law, to update the financial estimates to reflect events or circumstances after the dates as of which the financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. In addition, since such financial forecasts cover multiple years, and the underlying information by its nature becomes less predictive with each successive year, there can be no assurance that Omnicom’s, IPG’s or the combined company’s financial condition or results of operations will be consistent with those set forth in such forecasts.

Uncertainties associated with the merger may cause a loss of Omnicom’s and IPG’s management personnel and other key employees, which could adversely affect the business and operations of the combined company following the merger.

Each of Omnicom and IPG depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. The success of the combined company after the merger will depend, in part, on its ability to retain key management personnel and other key employees. Current and prospective employees of Omnicom and IPG may experience uncertainty about their roles within the combined company following the merger or other concerns regarding the timing and completion of the merger or the operations of the combined company following the merger, any of which may have an adverse effect on Omnicom’s and IPG’s ability to retain or attract key management and other key personnel. If Omnicom or IPG are unable to retain personnel, including Omnicom’s or IPG’s key management, who are critical to the future operations of the companies, Omnicom and IPG could face disruptions in their operations, loss of existing clients, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs. In addition, the loss of Omnicom’s and IPG’s key personnel could diminish the anticipated benefits of the merger. No assurance can be given that the combined company, following the merger, will be able to retain or attract Omnicom’s and IPG’s key management personnel and other key employees to the same extent that Omnicom and IPG have previously been able to retain or attract personnel.

Omnicom’s and IPG’s business relationships may be subject to disruption due to uncertainty associated with the merger, which could have a material effect on Omnicom’s and IPG’s business, financial condition, cash flows and results of operations or those of the combined company following the merger.

Parties with which Omnicom or IPG do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Omnicom or IPG following the merger. Omnicom’s and IPG’s business relationships may be subject to disruption as clients, vendors, landlords, joint venture participants and other third parties with whom they do business may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Omnicom or IPG. These disruptions could have a material and adverse effect on Omnicom’s and IPG’s business, financial condition, cash flows and results of operations, regardless of whether the merger is completed, as well as a material and adverse effect on the combined company’s ability to realize the expected cost savings, operating synergies and other benefits of the merger. The risk, and adverse effects, of any disruption could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

Completion of the merger may trigger change-in-control or other provisions in certain agreements to which IPG is a party.

The completion of the merger may trigger change-in-control or other provisions in certain agreements to which IPG is a party. If IPG is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the applicable agreements, including in some instances potentially terminating the agreements or seeking monetary damages. Even if IPG is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.

In addition, in connection with the merger, Omnicom and IPG both have acknowledged and agreed that the merger will constitute a “change in control,” “change of control,” or term of similar import under each applicable IPG plan as described in more detail in the section entitled “The Merger—Interests of IPG Directors and Executive Officers in the Merger.”

Completion of the merger may trigger other defaults under the debt agreements to which IPG and/or Omnicom are a party.

In addition to a change in control referenced above, the completion of the merger may trigger other defaults or events of default in certain agreements to which IPG or Omnicom is a party. Omnicom’s credit facilities include certain restrictions on the existence of indebtedness by subsidiaries of Omnicom, including indebtedness of subsidiaries existing at the time of the acquisition of such subsidiaries, which restrict Omnicom’s ability to incur or assume indebtedness of IPG. IPG and Omnicom intend to seek amendments to, or a refinancing of, their respective credit facilities, or a new credit facility, to permit the consummation of the merger and the assumption of the senior notes of IPG and to address the revolving credit needs, any commercial paper programs and other financing arrangements of the combined company on a go-forward basis. There can be no assurance that Omnicom and IPG will be able to refinance the credit facilities on favorable terms for the combined company or at all. If IPG and Omnicom are unable to refinance the existing credit facilities or negotiate waivers to such provisions, the counterparties may exercise their rights and remedies under the applicable agreements, including in some instances potentially terminating the agreements or seeking monetary damages. Even if IPG and Omnicom are able to refinance the credit facilities or negotiate waivers to the applicable provisions, the counterparties may require a fee for such waivers or seek to renegotiate such agreements on terms less favorable to the combined company.

Omnicom or IPG may waive one or more of the closing conditions without re-soliciting stockholder approval.

Omnicom or IPG may determine to waive, in whole or part, one or more of the conditions to closing the merger prior to Omnicom or IPG, as the case may be, being obligated to consummate the merger. Each of Omnicom and IPG currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time of any such waiver in order to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or to re-solicit stockholder approval or amend or supplement this joint proxy statement/prospectus as a result of any such waiver will be made by Omnicom or IPG at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement subjects Omnicom and IPG to restrictions on their respective business activities prior to the effective time of the merger.

The merger agreement restricts Omnicom and IPG from entering into certain corporate transactions and taking other specified actions without the consent of the other party, and generally requires each party to continue its operations in the ordinary course through the completion of the merger. These restrictions could be in place for an extended period of time if completion of the merger is delayed and could prevent Omnicom and IPG from pursuing attractive business opportunities that may arise prior to the completion of the merger. For a description of the restrictive covenants to which Omnicom and IPG are subject, see the section entitled “The Merger Agreement—Interim Operations of IPG and Omnicom Pending the Merger.”

Omnicom and IPG are expected to incur significant costs in connection with the merger and integration of the two companies, which may be in excess of those anticipated by Omnicom or IPG.

Omnicom and IPG have incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the merger and combining the operations of the two companies. These costs have been, and will continue to be, substantial. The substantial majority of non-recurring costs will consist of transaction costs related to the merger and include, among others, fees paid to financial, legal and accounting advisors, filing fees, employee retention and other employment-related costs, and debt restructuring costs. Many of these costs will be borne by Omnicom or IPG even if the merger is not completed.

Omnicom and IPG will also incur transaction costs related to formulating and implementing integration plans, including facilities, systems and service contract consolidation costs and employment-related costs. Omnicom and IPG will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the merger and the integration of the two companies’ businesses. Although Omnicom and IPG each expect that the elimination of duplicative costs, as well as the realization of other synergies related to the integration of the businesses, should allow the combined company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “—The failure to integrate Omnicom’s and IPG’s businesses and operations successfully in the expected time frame may adversely affect the combined company’s business and results of operations” below. The costs described above, as well as other unanticipated costs and expenses, could adversely affect the financial condition, cash flows and results of operations of the combined company following the completion of the merger.

If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, IPG stockholders may be required to pay substantial U.S. federal income taxes.

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and IPG, Omnicom, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause IPG to receive an opinion from IPG’s external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The foregoing opinion of counsel will be based on, among other things, certain representations made by Omnicom and IPG and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinion of counsel is not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. If the merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 155) of IPG common stock would generally recognize capital gain or loss on the exchange of its IPG common stock for Omnicom common stock and cash in lieu of fractional shares of Omnicom common stock pursuant to the merger. For more information, see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Litigation relating to the merger, if any, could result in an injunction preventing the completion of the merger and/or substantial costs to Omnicom and IPG.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and require management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Omnicom’s and IPG’s respective liquidity and financial condition. Lawsuits that may be brought against Omnicom, IPG or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no Law or Order (each as defined in the merger agreement) is promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which either Omnicom and its subsidiaries (taken as a whole) or IPG and its subsidiaries (taken as a whole) have material assets or material business operations, which prohibits, restrains or makes illegal the consummation of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect

Omnicom’s and IPG’s respective businesses, financial condition, cash flows and results of operations. In addition, either Omnicom or IPG may terminate the merger agreement if any Law or Order has been promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which either Omnicom and its subsidiaries (taken as a whole) or IPG and its subsidiaries (taken as a whole) have material assets or material business operations, which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the merger, so long as Omnicom’s or Merger Sub’s (in the case of a termination by Omnicom) or IPG’s (in the case of a termination by IPG) material breach of any of its obligations under the merger agreement has not been the primary cause of, or resulted in, the enactment or issuance of such Law or Order.

There can be no assurance that any of the defendants would be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect the combined company’s business, financial condition, cash flows and results of operations.

Omnicom and IPG stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights (also known as dissenters’ rights) are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Section 910 of the New York Business Corporation Law (the “NYBCL”) and Section 262 of the General Corporation Law of the State of Delaware (“DGCL”), as applicable, Omnicom and IPG stockholders are not entitled to appraisal rights in connection with the issuance of common stock of Omnicom in connection with the merger or the merger. For more information, see the section entitled “No Appraisal Rights” on page 185.

Risks Relating to the Combined Company Following Completion of the Merger

The market price of Omnicom common stock will continue to fluctuate after the merger.

Upon completion of the merger, IPG stockholders who receive merger consideration will become holders of shares of Omnicom common stock, which will trade on the NYSE under the ticker symbol “OMC.” The market price of Omnicom common stock may fluctuate significantly following completion of the merger, and Omnicom stockholders could lose some or all of the value of their investment. In addition, the stock market has experienced significant price and volume fluctuations in recent times, which, if they continue to occur, could adversely affect the market for, or liquidity of, Omnicom common stock, regardless of Omnicom’s actual operating performance.

The market price of Omnicom common stock after the completion of the merger may be affected by factors different from those that historically have affected or currently affect Omnicom common stock.

Upon completion of the merger, IPG stockholders who receive merger consideration will become holders of Omnicom common stock, which will trade on the NYSE under the ticker symbol “OMC.” Omnicom’s business differs from that of IPG, and certain adjustments may be made to the combined company as a result of this transaction. The financial position, results of operations and/or cash flows of the combined company after completion of the merger may be impacted by business conditions affecting IPG that are not currently applicable to Omnicom, and may be different from Omnicom’s financial position, results of operations and/or cash flows before the completion of the merger. Accordingly, the market price of Omnicom common stock after the completion of the merger may be affected by factors different from those currently affecting the market prices of Omnicom common stock. In addition, general fluctuations in stock markets could adversely affect the market for, or liquidity of, Omnicom common stock, regardless of the combined company’s actual operating performance. For a discussion of the businesses of Omnicom and IPG and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information,” including, in particular, the sections entitled “Risk Factors” in each of Omnicom’s and IPG’s Annual Report on Form 10-K for the year ended December 31, 2023 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024.

The failure to integrate Omnicom’s and IPG’s businesses and operations successfully in the expected time frame may adversely affect the combined company’s business and results of operations.

Omnicom and IPG have operated and, until the completion of the merger, will continue to operate independently. Following the completion of the merger, Omnicom’s and IPG’s businesses may not be integrated successfully. It is possible that the integration process could result in the loss of Omnicom’s and IPG’s key employees, the loss of clients, service providers, vendors or other business counterparties, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with and following completion of the merger; or higher-than-expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following challenges, among others, must be addressed in integrating Omnicom’s and IPG’s operations in order to realize the anticipated benefits of the merger:

•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, diversified business;

•	combining Omnicom’s and IPG’s businesses in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger;

•	avoiding delays in connection with the completion of the merger or the integration process;

•	integrating personnel from the two companies and minimizing the loss of key employees;

•	identifying and eliminating redundant functions and assets;

•

harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes and successfully implementing the foregoing;

•

maintaining existing agreements with clients, service providers, vendors and other business counterparties and avoiding delays in entering into new agreements with prospective clients, service providers, vendors and other business counterparties;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies; and

•	consolidating the companies’ operating, administrative and information technology infrastructure and financial systems.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and may reduce their availability for day-to-day business operations or other opportunities that may be beneficial, which may disrupt each company’s ongoing operations and the operations of the combined company. Furthermore, following the merger, the board of directors and executive leadership of the combined company will consist of former directors from each of Omnicom and IPG and former executive officers from each of Omnicom and IPG. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The merger may result in a loss of Omnicom’s and IPG’s clients, service providers, vendors, joint venture participants and other business counterparties, and may result in the termination of existing contracts.

Following the merger, some of Omnicom’s and IPG’s clients, service providers, vendors, joint venture participants and other business counterparties may terminate or scale back their current or prospective business relationships with the combined company. In addition, Omnicom and IPG have contracts with clients, service providers, vendors, joint venture participants and other business counterparties that may require Omnicom or IPG to obtain consents from these other parties in connection with the merger, which may not be obtained on favorable terms or at all. If relationships with clients, service providers, vendors, joint venture participants and other business counterparties are adversely affected by the merger, or if the combined company, following the merger, loses the benefits of the contracts of Omnicom or IPG, the business, financial condition, cash flows and results of operations of the combined company could be adversely affected.

Each of Omnicom and IPG may have material liabilities that are not known to the other party.

Each of Omnicom and IPG may have material liabilities that the other party failed, or was unable, to discover in the course of performing its respective due diligence investigations. Omnicom and IPG may learn additional information about the other party that materially adversely affects it, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. As a result of these factors, the combined company may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in the combined company reporting losses. Even if Omnicom’s and IPG’s respective due diligence has identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with its expectations. If any of these risks materialize, this could adversely affect the combined company’s financial condition and results of operations and could contribute to negative market perceptions about, or price movements of, Omnicom common stock following the merger.

The combined company may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Omnicom’s ability to realize the cost savings, operating synergies and other benefits from combining Omnicom’s and IPG’s businesses. The anticipated cost savings, operating synergies and other benefits of the merger may not be realized fully or at all, may take longer to realize than expected, or may result in other adverse effects that Omnicom does not currently foresee, in which case, among other things, the merger may not be accretive to adjusted earnings per share for both Omnicom and IPG and may not generate significant cash to return to stockholders via dividends, share repurchases or other means. Some of the assumptions that Omnicom and IPG have made, such as the achievement of the anticipated benefits related to combining complementary assets to create a portfolio of services and products that expand client opportunities, and advances in both companies’ ability to innovate and develop new products and services, may not be realized. The integration process may, for each of Omnicom and IPG, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. In addition, there could be potential unknown liabilities and unforeseen expenses associated with the merger that could adversely impact the combined company.

The combined company’s debt may limit its financial flexibility and adversely affect its financial condition, liquidity and results of operations.

As of September 30, 2024, Omnicom’s total outstanding long-term indebtedness was approximately $6.2 billion, including amounts outstanding under its credit facilities and senior notes. As of September 30, 2024, IPG’s total outstanding long-term indebtedness was approximately $2.9 billion, including amounts outstanding under its credit facilities and senior notes. Accordingly, the combined company will have substantial indebtedness following completion of the merger. In addition, subject to the limits contained in the documents governing such indebtedness, the combined company may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. Any increase in the indebtedness of the combined company could have adverse effects on its financial condition, cash flows and results of operations, including by:

•

imposing additional cash requirements on the combined company in order to support interest payments, which would reduce the amount available to fund its operations and other business activities and return to stockholders;

•	increasing the vulnerability of the combined company to adverse changes in general economic and industry conditions, economic downturns and adverse developments in its business;

•

limiting the ability of the combined company to sell assets, engage in strategic transactions or obtain additional financing for working capital, capital expenditures, general corporate and other purposes;

•	limiting the flexibility of the combined company in planning for or reacting to changes in its business and the industry in which it operates; and

•

increasing the exposure of the combined company to increased or elevated interest rates, which would generate greater interest expense to the extent the combined company does not have applicable hedges for interest rate fluctuations.

In addition, Omnicom and IPG receive credit ratings from rating agencies in the U.S. with respect to their indebtedness. It is anticipated that Omnicom and IPG would seek ratings of the indebtedness of the combined company. Such credit ratings would reflect each rating organization’s opinion of the combined company’s financial strength, operating performance and ability to meet its debt obligations. Such credit ratings would affect the cost and availability of future borrowings and, accordingly, the combined company’s cost of capital. There can be no assurance that the combined company will achieve a particular rating or maintain a particular rating in the future.

The future results of the combined company following the merger will suffer if the combined company does not effectively manage its expanded operations.

Following the merger, the size and complexity of the combined company will increase significantly compared to the business of each of Omnicom and IPG. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management of a larger number of operations and geographies and associated increased costs and complexity. The combined company may also face increased scrutiny from, and/or additional regulatory requirements of, governmental authorities as a result of the significant increase in the size and complexity of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating synergies, cost savings or other benefits currently anticipated from the merger.

There is no guarantee that Omnicom will continue to declare and pay dividends or repurchase shares of Omnicom common stock following the merger.

Although each of Omnicom and IPG has returned capital to its respective stockholders in the past, through a combination of cash dividends on, and repurchases of, its respective shares of common stock, the board of directors of the combined company may determine not to declare dividends, repurchase shares of its common stock or use other means to return capital to its stockholders in the future or may reduce the amount of capital returned to its stockholders through dividends, share repurchases and other means in the future. Decisions on whether, when, by what means and in what amounts to return capital to its stockholders will remain in the discretion of the board of directors of the combined company (as reconstituted following the merger). Any dividend payment or share repurchase amounts will be determined by the board of directors of the combined company on a quarterly basis, and it is possible that the board of directors of the combined company may increase or decrease the amount of dividends paid or shares repurchased in the future, or determine not to declare dividends and/or repurchase shares in the future, at any time and for any reason. Omnicom and IPG expect that any such decisions will depend on the combined company’s financial condition, results of operations, cash balances, cash requirements, future prospects and other considerations that the board of directors of the combined company deems relevant, including,:

•	whether the combined company has enough discretionary cash flow to return capital to its stockholders due to its cash requirements, capital spending plans, cash flows or financial position;

•	the combined company’s desire to maintain or improve the credit ratings on its debt; and

•	applicable restrictions under New York law.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared. For additional information, see the section entitled “The Merger—Dividend Policy.”

The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

In accordance with Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), the merger will be accounted for as an acquisition by Omnicom pursuant to the acquisition method of accounting for business combinations. Under the acquisition method of accounting, Omnicom will record the net tangible and identifiable intangible assets and liabilities of IPG and its subsidiaries, as of the consummation of the merger, at their respective fair values. The reported financial condition and results of operations of Omnicom for periods after consummation of the merger will reflect IPG balances and results after consummation of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of IPG and its subsidiaries for periods prior to the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

Under the acquisition method of accounting, the total purchase price will be allocated to IPG’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger, with any excess purchase price allocated to goodwill. To the extent the value of goodwill or intangibles, if any, becomes impaired in the future, the combined company may be required to recognize material non-cash charges relating to such impairment. The combined company’s results of operations may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

Shares of Omnicom common stock received by IPG stockholders as a result of the merger will have different rights from shares of IPG common stock.

Upon completion of the merger, IPG stockholders will no longer be stockholders of IPG, and IPG stockholders who receive merger consideration will become holders of Omnicom common stock, which will trade on the NYSE under the ticker symbol “OMC.” While IPG is a Delaware corporation and its stockholders’ rights are governed by Delaware law, Omnicom is a New York corporation and the combined company’s stockholder’s rights will be governed by New York law. Given the differences between the DGCL and the NYBCL, as well as Omnicom’s and IPG’s governing documents, there will be important differences between the current rights of IPG stockholders and the rights to which such stockholders will be entitled as Omnicom stockholders. For a discussion of the different rights associated with shares of Omnicom common stock as compared to shares of IPG common stock, see the section entitled “Comparison of Stockholders’ Rights.”

Future sales or issuances of Omnicom common stock could have a negative impact on the Omnicom common stock price.

Based on the number of shares of IPG common stock outstanding as of January 27, 2025 and the number of IPG equity awards currently estimated to be settled in Omnicom common stock following the merger, Omnicom expects to issue up to approximately 129,462,731 shares of Omnicom common stock in connection with the merger. The Omnicom common stock that IPG stockholders will receive upon the exchange of IPG common stock for the merger consideration generally may be sold immediately in the public market. It is possible that some former IPG stockholders may seek to sell some or all of the shares of Omnicom common stock they receive as merger consideration, and the merger agreement contains no restriction on the ability of former IPG stockholders to sell such shares of Omnicom common stock following completion of the merger. Other Omnicom stockholders may also seek to sell shares of Omnicom common stock held by them following completion of the merger. These sales or other dispositions of a significant number of shares of Omnicom common stock (or the perception that such sales or other dispositions may occur), coupled with the increase in the outstanding number of shares of Omnicom common stock as a result of the merger (as well as any increase resulting from future issuances of Omnicom common stock), may affect the market for Omnicom common stock in an adverse manner and may cause the price of Omnicom common stock to fall.

Risks Relating to Omnicom’s Business

In addition to the risk factors described above relating to the combined company following completion of the merger, you should read and consider risk factors specific to Omnicom’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2023 and in Part II, Item 1A of Omnicom’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.”

Risks Relating to IPG’s Business

In addition to the risk factors described above relating to the combined company following completion of the merger, you should read and consider risk factors specific to IPG’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of IPG’s Annual Report on Form 10-K for the year ended December 31, 2023 and in Part II, Item 1A of IPG’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the section entitled “Where You Can Find More Information.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Omnicom and IPG refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by Omnicom and IPG relating to their respective special meetings of stockholders, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events or developments that Omnicom or IPG expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “continue,” “could,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “potential,” “predict,” “project,” “would” or the negative thereof and similar expressions. Such forward-looking statements include, but are not limited to: statements about the benefits of the merger involving Omnicom and IPG, including future financial and operating results, Omnicom’s and IPG’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the merger, and other statements that are not historical facts, including the combined company’s ability to create an advanced marketing and sales platform, the combined company’s ability to accelerate innovation and enhance efficiency through the transaction, and the combined company’s plan on future stockholder returns, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this joint proxy statement/prospectus will occur as projected and actual results may differ materially from those included in this joint proxy statement/prospectus. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those included in this joint proxy statement/prospectus. These risks and uncertainties include, without limitation:

•	the ability to obtain the requisite Omnicom and/or IPG stockholder approvals;

•

the risk that Omnicom or IPG may be unable to obtain governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger);

•	the risk that an event, change or other circumstance could result in the termination of the merger;

•	the risk that a condition to closing of the merger may not be satisfied;

•	the risk of delays in completing the merger;

•	the risk that the merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code as intended;

•	the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected;

•	the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected;

•	the risk that any announcement or news coverage relating to the merger could have adverse effects on the market price of Omnicom common stock or IPG common stock;

•	the risk of litigation related to the merger;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the risk that management’s time spent on the merger and integration may reduce their availability for ongoing business operations and opportunities;

•	the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the merger;

•	the dilution caused by Omnicom’s issuance of additional shares of its capital stock in connection with the merger;

•	adverse economic conditions or a deterioration or disruption in the credit markets;

•	the risk of losses on media purchases and production costs;

•	risks related to reductions in spending from Omnicom or IPG clients or a slowdown in payments by such clients;

•	risks related to each company’s ability to attract new clients and retain existing clients;

•	changes in client advertising, marketing, and corporate communications requirements;

•	risks related to the inability to manage potential conflicts of interest between or among clients of each company;

•	unanticipated changes related to competitive factors in the advertising, marketing, and corporate communications industries;

•	unanticipated changes related to, or an inability to hire and retain, key personnel at either company;

•	currency exchange rate fluctuations;

•	risks related to reliance on information technology systems and risks related to cybersecurity incidents;

•	risks and challenges presented by utilizing artificial intelligence technologies and related partnerships;

•	changes in legislation or governmental regulations;

•	risks associated with assumptions made in connection with critical accounting estimates and legal proceedings;

•	risks related to international operations, including currency repatriation restrictions, social or political conditions and regulatory environment;

•	risks related to environmental, social, and governance goals and initiatives; and

•	other risks inherent in Omnicom’s and IPG’s businesses.

All of the forward-looking statements Omnicom and IPG make in or in connection with this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2023 and Omnicom’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings Omnicom makes with the SEC, which are incorporated herein by reference, and in IPG’s Annual Report on Form 10-K for the year ended December 31, 2023 and IPG’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings IPG makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 32 and 197, respectively.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Except to the extent required by applicable law, neither Omnicom nor IPG undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES

Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Telephone: (212) 415-3600

Omnicom is a leading provider of data-inspired, creative marketing and sales solutions. Omnicom’s iconic agency brands are home to the industry’s most innovative communications specialists who are focused on driving intelligent business outcomes for their clients. The company offers a wide range of services in strategic media planning and buying, precision marketing, retail and digital commerce, advertising, branding, experiential, public relations, healthcare marketing and other specialty marketing services to over 5,000 clients in more than 70 countries. Omnicom common stock is listed on the NYSE, trading under the symbol “OMC.”

For additional information about Omnicom and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 197.

The Interpublic Group of Companies, Inc.

909 Third Avenue

New York, New York 10022

Telephone: (212) 704-1200

IPG is a values-based, data-fueled, and creatively-driven provider of marketing solutions. Home to some of the world’s best-known and most innovative communications specialists, IPG global brands include Acxiom, Craft, FCB, FutureBrand, Golin, Initiative, IPG Health, IPG Mediabrands, Jack Morton, KINESSO, MAGNA, McCann, Mediahub, Momentum, MRM, MullenLowe, Octagon, UM, Weber Shandwick and more. IPG common stock is listed on the NYSE, trading under the symbol “IPG.”

For additional information about IPG and its subsidiaries, see the documents incorporated by reference in this joint proxy statement/prospectus in the section entitled “Where You Can Find More Information” beginning on page 197.

EXT Subsidiary Inc.

c/o Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Phone: (212) 415-3600

Merger Sub is a direct wholly owned subsidiary of Omnicom. Upon the completion of the merger, Merger Sub will cease to exist. Merger Sub was incorporated in Delaware on December  6, 2024 for the sole purpose of effecting the merger.

The Combined Company

Upon the completion of the merger, IPG will be a direct wholly owned subsidiary of Omnicom and its shares of common stock will cease trading on the NYSE. The combined company will retain Omnicom’s current headquarters in New York, New York. Omnicom and IPG have also agreed to certain governance matters relating to the board of directors and management of the combined company following the completion of the merger. See “The Merger—Board of Directors and Management of Omnicom Following the Completion of the Merger” and “The Merger Agreement—Organizational Documents; Directors and Officers” for more information.

SPECIAL MEETING OF OMNICOM STOCKHOLDERS

Date, Time and Place

The Omnicom special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. Because the Omnicom special meeting is completely virtual and being conducted via live webcast, Omnicom stockholders will not be able to attend the Omnicom special meeting in person. Omnicom stockholders will be able to attend the Omnicom special meeting online and vote their shares and submit questions electronically during the meeting by visiting www.virtualshareholdermeeting.com/OMC2025SM. Omnicom stockholders will need the 16-digit control number found on their proxy cards in order to access the Omnicom special meeting website.

Purpose of the Omnicom Special Meeting

The purpose of the Omnicom special meeting is to consider and vote on the following proposals:

•	the Omnicom issuance proposal; and

•	the Omnicom adjournment proposal.

Omnicom will transact no other business at the Omnicom special meeting or any adjournment thereof, except such business as may properly be brought before the Omnicom special meeting by or at the direction of the Omnicom board in accordance with the Omnicom bylaws.

Recommendation of the Omnicom Board of Directors

The Omnicom board unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

For additional information on the recommendation of the Omnicom board, see the section entitled “The Merger—Recommendation of the Omnicom Board of Directors and Reasons for the Merger.”

Record Date and Outstanding Shares of Omnicom Common Stock

Only holders of record of issued and outstanding shares of Omnicom common stock as of the close of business on January 27, 2025, the record date for the Omnicom special meeting, are entitled to receive notice of, and to vote at, the Omnicom special meeting, whether via the Omnicom special meeting website or by proxy, or any adjournment or postponement thereof.

As of the close of business on the record date, there were 196,480,662 shares of Omnicom common stock issued and outstanding and entitled to vote at the Omnicom special meeting. Omnicom stockholders may cast one vote for each share of Omnicom common stock held by them as of the close of business on the record date.

A complete list of Omnicom stockholders entitled to vote at the Omnicom special meeting will be available for inspection at Omnicom’s offices in New York, New York during ordinary business hours for a period of no less than ten days before the Omnicom special meeting. If you would like to examine the list of Omnicom stockholders, please contact the Omnicom Secretary at 280 Park Avenue, New York, New York 10017.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of Omnicom stockholders is necessary for Omnicom to conduct business at the Omnicom special meeting. The presence, via the Omnicom special meeting website or by proxy, of the holders of a majority of the outstanding shares of Omnicom common stock entitled to vote at the Omnicom special meeting will constitute a quorum for the transaction of business. Abstentions will be counted for purposes of determining whether a quorum exists; however, broker non-votes will not be counted for purposes of determining whether a quorum exists. If you submit a properly executed proxy card, even if you vote “against” the Omnicom proposals or “abstain” from voting on the Omnicom proposals, your shares of Omnicom common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the Omnicom special meeting via the Omnicom special meeting website, your shares will not be voted at the Omnicom special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the Omnicom proposals at the Omnicom special meeting. Because all of the proposals for consideration at the Omnicom special meeting are “non-routine,” it is not expected that there will be any broker non-votes at the Omnicom special meeting. However, if there are any broker non-votes, they will have no effect on the outcome of the Omnicom issuance proposal or the Omnicom adjournment proposal.

Executed but unvoted proxies will be voted in accordance with the recommendation of the Omnicom board.

Required Vote

The votes required for each Omnicom proposal are as follows:

•

The Omnicom issuance proposal. Approval of the Omnicom issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom issuance proposal.

•

The Omnicom adjournment proposal. When a quorum is present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is present. When a quorum is not present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is not present. Approval of the Omnicom adjournment proposal is not a condition to the completion of the merger.

An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the Omnicom special meeting website or by proxy at the Omnicom special meeting and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker, bank or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker, bank or other nominee has no discretionary authority to vote.

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Brokers will not be permitted to vote shares of Omnicom common stock at the Omnicom special meeting with respect to any of the Omnicom proposals at the Omnicom special meeting without receiving instructions from the beneficial owner of such shares.

The Omnicom issuance proposal and the Omnicom adjournment proposal are described in the section entitled “Omnicom Proposals.”

Methods of Voting

Omnicom stockholders of record may vote by providing their proxies via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Omnicom stockholders of record may vote their shares via the Omnicom special meeting website at the Omnicom special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on March 17, 2025;

•	by the Internet until 11:59 p.m. Eastern Time on March 17, 2025; or

•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by the close of business on March 17, 2025.

Omnicom stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Omnicom stockholders who hold shares as participants in Omnicom’s employee retirement savings plan or employee stock purchase plan must provide their voting instructions to the trustee of the employee retirement savings plan or administrator of the employee stock purchase plan, as applicable, by 11:59 p.m. Eastern Time on March 13, 2025. If timely voting instructions are not provided, the trustee of Omnicom’s employee retirement savings plan will vote uninstructed shares in the same proportion on each proposal as it votes all other shares for which it has received timely voting instructions, while the administrator of Omnicom’s employee stock purchase plan will not vote uninstructed shares.

Voting via the Omnicom Special Meeting Website

Shares held directly in your name as stockholder of record may be voted at the Omnicom special meeting via the Omnicom special meeting website. If you choose to attend the Omnicom special meeting and vote your shares via the Omnicom special meeting website, you will need the 16-digit control number included on your proxy card. Even if you plan to attend the Omnicom special meeting, the Omnicom board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Omnicom special meeting.

If you are a beneficial holder and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the Omnicom special meeting.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Omnicom common stock, you may contact Innisfree, Omnicom’s proxy solicitor, toll-free at (877) 717-3898, or for banks and brokers, collect at (212) 750-5833.

Adjournment

If the Omnicom special meeting is adjourned, Omnicom stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the

Omnicom special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original Omnicom special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

The merger agreement provides that Omnicom may adjourn, postpone or otherwise delay the Omnicom special meeting:

•

if, as of the time for which the Omnicom special meeting is scheduled, there are insufficient shares of Omnicom common stock to constitute a quorum necessary to conduct the business of the Omnicom special meeting;

•

to allow reasonable additional time to file or mail any supplemental or amended disclosure which the Omnicom board has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Omnicom stockholders prior to the Omnicom special meeting;

•	to allow reasonable time to solicit additional proxies, if and to the extent required to obtain approval of the Omnicom issuance proposal;

•

if and to the extent such postponement or adjournment of the Omnicom special meeting is required by a Law issued by any court or other governmental entity of competent jurisdiction in connection with the merger agreement; or

•

if the IPG special meeting has been adjourned or postponed by IPG as described in the section entitled “The Merger Agreement—Special Meetings—IPG Special Meeting,” to the extent necessary to enable the Omnicom special meeting and the IPG special meeting to be held on the same date.

However, unless otherwise agreed to by IPG and Omnicom, the Omnicom special meeting will not be adjourned or postponed for more than ten business days in the aggregate from the originally scheduled meeting date of March 18, 2025.

Revocability of Proxies

If you are a stockholder of record of Omnicom, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to the Omnicom Secretary at the following address: 280 Park Avenue, New York, New York 10017; or

•

attend the Omnicom special meeting and vote your shares. Please note that your attendance at the meeting via the Omnicom special meeting website will not alone serve to revoke your proxy; instead, you must vote your shares via the Omnicom special meeting website.

If you are a beneficial owner of Omnicom common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited by Omnicom and the Omnicom board. In addition to solicitation by mail, Omnicom’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Omnicom has retained Innisfree to assist in the solicitation process. Omnicom will pay Innisfree a fee of up to $112,500, as well as reasonable and customary documented expenses.

Omnicom also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Omnicom will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Omnicom common stock held of record by such nominee holders. Omnicom will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under New York law, Omnicom stockholders are not entitled to appraisal rights in connection with the issuance of shares of Omnicom common stock as contemplated by the merger agreement.

For more information, see the section entitled “No Appraisal Rights” on page 185.

Other Information

The matters to be considered at the Omnicom special meeting are of great importance to the Omnicom stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Omnicom special meeting, contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call (Toll-Free): (877) 717-3898

Banks and Brokers Call: (212) 750-5833

Vote of Omnicom’s Directors and Executive Officers

As of January 27, 2025, the record date for the Omnicom special meeting, Omnicom directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 1,696,476 shares of Omnicom common stock, or approximately 0.9% of the total outstanding shares of Omnicom common stock as of such date.

Omnicom currently expects that all of its directors and executive officers will vote their shares “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

Attending the Omnicom Special Meeting Virtually

You are entitled to attend the Omnicom special meeting only if you are a stockholder of record of Omnicom at the close of business on the record date or you held your shares of Omnicom common stock beneficially in the name of a broker, bank or other nominee as of the record date, or if you hold a valid proxy for the Omnicom special meeting.

If you were a stockholder of record of Omnicom at the close of business on the record date and wish to attend the Omnicom special meeting, you will need the 16-digit control number located on your proxy card.

If a broker, bank or other nominee is the record owner of your shares of Omnicom common stock and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain your control number and further instructions from your broker, bank or other nominee to attend the Omnicom special meeting.

Results of the Omnicom Special Meeting

Within four business days following the Omnicom special meeting, Omnicom intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business-day-period, Omnicom will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

OMNICOM STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE OMNICOM PROPOSALS.

OMNICOM PROPOSALS

Omnicom Issuance Proposal

It is a condition to the completion of the merger that Omnicom stockholders approve the issuance of shares of Omnicom common stock in the merger. In the merger, each IPG stockholder will receive, for each eligible share of IPG common stock that is issued and outstanding as of immediately prior to the effective time of the merger, the merger consideration of 0.344 shares of Omnicom common stock, with cash paid in lieu of fractional shares, as further described in the sections entitled “The Merger—Consideration to IPG Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Under NYSE rules, a company is required to obtain stockholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the merger is completed pursuant to the merger agreement, Omnicom expects to issue approximately 129,462,731 shares of Omnicom common stock in connection with the merger based on the number of shares of IPG common stock outstanding as of January 27, 2025 and the number of IPG equity awards currently estimated to be settled in Omnicom common stock in connection with the merger. Accordingly, the aggregate number of shares of Omnicom common stock that Omnicom will issue in the merger will exceed 20% of the shares of Omnicom common stock outstanding before such issuance, and for this reason, Omnicom is seeking the approval of Omnicom stockholders for the issuance of shares of Omnicom common stock pursuant to the merger agreement. In the event the Omnicom issuance proposal is not approved by Omnicom stockholders, the merger will not be completed.

In the event the Omnicom issuance proposal is approved by Omnicom stockholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Omnicom common stock pursuant to the merger agreement, Omnicom will not issue any shares of Omnicom common stock as a result of the approval of the Omnicom issuance proposal.

Approval of the Omnicom issuance proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom issuance proposal.

The Omnicom board unanimously recommends that you vote “FOR” the Omnicom issuance proposal.

Omnicom Adjournment Proposal

Omnicom stockholders are being asked to approve a proposal that will grant the Omnicom board authority to adjourn the Omnicom special meeting, if necessary or appropriate, to permit the further solicitation of additional votes or proxies if there are not sufficient votes to approve the Omnicom issuance proposal. Approval of this proposal is not a condition to the completion of the merger.

If the Omnicom adjournment proposal is approved, the Omnicom special meeting could be adjourned to any date. If the Omnicom special meeting is adjourned, Omnicom stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the Omnicom special meeting, no notice of the adjourned Omnicom special meeting is required to be given to Omnicom stockholders so long as (i) the place, the date and time of, as well as the means of electronic communications by which stockholders may participate in and/or vote at, the adjourned Omnicom special meeting is announced at the Omnicom special meeting and (ii) Omnicom does not fix a new record date for the adjourned meeting.

When a quorum is present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares voting on the proposal. Abstentions, broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is present.

When a quorum is not present, approval of the Omnicom adjournment proposal requires the affirmative vote of the holders of a majority of the shares entitled to vote at the meeting who are present or represented by proxy. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal, while broker non-votes or any failure by an Omnicom stockholder to vote (e.g., by not submitting a proxy and not voting at the Omnicom special meeting) will have no effect on the outcome of the Omnicom adjournment proposal when a quorum is not present.

The Omnicom board unanimously recommends that you vote “FOR” the Omnicom adjournment proposal.

SPECIAL MEETING OF IPG STOCKHOLDERS

Date, Time and Place

The IPG special meeting will be held virtually via live webcast on March 18, 2025, at 9:00 a.m. Eastern Time. Because the IPG special meeting is completely virtual and being conducted via live webcast, IPG stockholders will not be able to attend the IPG special meeting in person. IPG stockholders will be able to attend the IPG special meeting online and vote their shares and submit questions electronically during the meeting by visiting www.virtualshareholdermeeting.com/IPG2025SM. IPG stockholders will need the 16-digit control number found on their proxy cards in order to access the IPG special meeting website.

Purpose of the IPG Special Meeting

The purpose of the IPG special meeting is to consider and vote on the following proposals:

•	the IPG merger proposal;

•	the IPG compensation proposal; and

•	the IPG adjournment proposal.

IPG will transact no other business at the IPG special meeting or any adjournment thereof, except such business as may properly be brought before the IPG special meeting by or at the direction of the IPG board in accordance with the IPG bylaws.

Recommendation of the IPG Board of Directors

The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

For additional information on the recommendation of the IPG board, see the section entitled “The Merger—Recommendation of the IPG Board of Directors and Reasons for the Merger.”

Record Date and Outstanding Shares of IPG Common Stock

Only holders of record of issued and outstanding shares of IPG common stock as of the close of business on January 27, 2025, the record date for the IPG special meeting, are entitled to receive notice of, and to vote at, the IPG special meeting, whether via the IPG special meeting website or by proxy, or any adjournment or postponement thereof.

As of the close of business on the record date, there were 372,645,940 shares of IPG common stock issued and outstanding. IPG stockholders may cast one vote for each share of IPG common stock held by them as of the close of business on the record date.

A complete list of IPG stockholders entitled to vote at the IPG special meeting will be available for inspection at IPG’s offices in New York, New York during ordinary business hours for a period of no less than ten days before the IPG special meeting. If you would like to examine the list of IPG stockholders, please contact the IPG SVP  & Secretary at 909 Third Avenue, New York, NY 10022.

Quorum; Abstentions, Broker Non-Votes and Failure to Vote

A quorum of IPG stockholders is necessary for IPG to conduct business at the IPG special meeting. The presence, via the IPG special meeting website or by proxy, of the holders of a majority of the outstanding shares of IPG common stock entitled to vote at the IPG special meeting will constitute a quorum for the transaction of business. If you submit a properly executed proxy card, even if you vote “against” the IPG proposals or “abstain” from voting on the IPG proposals, your shares of IPG common stock will be counted for purposes of calculating whether a quorum is present.

If you are a stockholder of record and you do not provide your proxy by signing and returning your proxy card or via the Internet, by telephone or vote at the IPG special meeting via the IPG special meeting website, your shares will not be voted at the IPG special meeting and will not be counted as present for purposes of determining whether a quorum exists.

Because all of the proposals for consideration at the IPG special meeting are “non-routine” under applicable NYSE rules, brokers, banks and other nominees do not have discretionary authority to vote on any of the IPG proposals and will not be able to vote on any of the IPG proposals absent instructions from the beneficial owner. Accordingly, it is not expected that there will be any broker non-votes at the IPG special meeting. Broker non-votes, if any, will not be considered present and entitled to vote on any of the IPG proposals for the purpose of determining the presence of a quorum with respect to the vote thereon.

Executed but unvoted proxies will be voted in accordance with the recommendation of the IPG board.

Required Vote

The votes required for each IPG proposal are as follows:

•

The IPG merger proposal. Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. Abstentions, broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have the same effect as a vote “AGAINST” the IPG merger proposal.

•

The IPG compensation proposal. Approval of the IPG compensation proposal, which is a non-binding advisory proposal, requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG compensation proposal. As an advisory vote, this proposal is not binding on IPG or the IPG board or Omnicom or the Omnicom board, and approval of this proposal is not a condition to the completion of the merger.

•

The IPG adjournment proposal. Approval of the IPG adjournment proposal requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the IPG adjournment proposal. Broker non-votes or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG adjournment proposal. Approval of this proposal is not a condition to the completion of the merger.

An abstention occurs when the beneficial owner of shares, or a broker, bank or other nominee holding shares for a beneficial owner, is present via the IPG special meeting website or by proxy at the IPG special meeting, and entitled to vote at the meeting, but such person refrains from voting as to a particular proposal by expressly marking the “abstain” box on the voting instruction form or ballot.

A broker non-vote occurs when a broker, bank or other nominee returns a valid proxy card without voting on such proposal because they did not receive voting instructions from the street name holder and do not have discretionary authority to vote the shares on a particular proposal. Shares represented by broker non-votes will not be voted on any proposal for which the broker, bank or other nominee has no discretionary authority to vote.

Under applicable rules, brokers or other nominees have discretionary voting power with respect to matters that are considered routine. Brokers will not be permitted to vote shares of IPG common stock at the IPG special meeting with respect to any of the IPG proposals at the IPG special meeting without receiving instructions from the beneficial owner of such shares.

The IPG merger proposal, the IPG compensation proposal and the IPG adjournment proposal are described in the section entitled “IPG Proposals.”

Methods of Voting

IPG stockholders of record may vote by providing their proxies via the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

IPG stockholders of record may vote their shares via the IPG special meeting website at the IPG special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Eastern Time on March 17, 2025;

•	by the Internet until 11:59 p.m. Eastern Time on March 17, 2025; or

•	by completing, signing and returning your proxy card via mail. If you vote by mail, your proxy card must be received by the close of business on March 17, 2025.

IPG stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Participants in the IPG savings plan may vote the number of shares of IPG common stock equivalent to the interest in IPG common stock credited to their accounts under the IPG savings plan as of the record date. Participants may vote by instructions given to Empower Trust Company, LLC, the trustee of the IPG savings plan (the “Trustee”), pursuant to the enclosed proxy card. The Trustee will vote shares in accordance with duly executed instructions if received on or before March 14, 2025. If the Trustee does not receive timely instructions, the shares of IPG common stock equivalent to the interest in IPG common stock credited to that participant’s account, will not be voted by the Trustee. The Trustee will vote any shares of IPG common stock held by the IPG savings plan that are not specifically allocated to any individual savings plan participant in the same proportion that the Trustee votes the IPG common stock for which it receives timely instructions from IPG savings plan participants.

Voting via the IPG Special Meeting Website

Shares held directly in your name as stockholder of record may be voted at the IPG special meeting via the IPG special meeting website. If you choose to attend the IPG special meeting and vote your shares via the IPG special meeting website, you will need the 16-digit control number included on your proxy card. Even if you plan to attend the IPG special meeting, the IPG board recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the IPG special meeting.

If you are a beneficial holder and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain a control number from your broker, bank or other nominee holder of record giving you the right to vote the shares at the IPG special meeting.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of IPG common stock, you may contact D.F. King, IPG’s proxy solicitor, at (800) 669-5550 (toll free), (212) 434-0035 (collect call), or at IPG@dfking.com.

Adjournment

If the IPG special meeting is adjourned, IPG stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the IPG special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original IPG special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

The merger agreement provides that IPG may adjourn, postpone or otherwise delay the IPG special meeting:

•

if, as of the time for which the IPG special meeting is scheduled, there are insufficient shares of IPG common stock to constitute a quorum necessary to conduct the business of the IPG special meeting;

•

to allow reasonable additional time to file or mail any supplemental or amended disclosure which the IPG board has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by IPG’s stockholders prior to the IPG special meeting;

•	to allow reasonable time to solicit additional proxies, if and to the extent required to obtain approval of the IPG merger proposal;

•

if and to the extent such postponement or adjournment of the IPG special meeting is required by a Law issued by any court or other governmental entity of competent jurisdiction in connection with the merger agreement; or

•

if the Omnicom special meeting has been adjourned or postponed by Omnicom as described in the section entitled “The Merger Agreement—Special Meetings—Omnicom Special Meeting,” to the extent necessary to enable the IPG special meeting and the Omnicom special meeting to be held on the same date.

However, unless otherwise agreed to by Omnicom and IPG, the IPG special meeting will not be adjourned or postponed for more than ten business days in the aggregate from the originally scheduled meeting date of March 18, 2025.

Revocability of Proxies

If you are a stockholder of record of IPG, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice before the meeting to the IPG SVP & Secretary at 909 Third Avenue, New York, NY 10022; or

•

attend the IPG special meeting and vote your shares. Please note that your attendance at the meeting via the IPG special meeting website will not alone serve to revoke your proxy; instead, you must vote your shares via the IPG special meeting website.

If you are a beneficial owner of IPG common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke your voting instructions.

Proxy Solicitation Costs

The enclosed proxy card is being solicited by IPG and the IPG board. In addition to solicitation by mail, IPG’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

IPG has retained D.F. King to assist in the solicitation process. IPG will pay D.F. King a fee of approximately $100,000, as well as reasonable and customary documented expenses. IPG also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

IPG will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of IPG common stock held of record by such nominee holders. IPG will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Delaware law, IPG stockholders are not entitled to appraisal rights in connection with the issuance of shares of Omnicom common stock as contemplated by the merger agreement.

For more information, see the section entitled “No Appraisal Rights” on page 185.

Other Information

The matters to be considered at the IPG special meeting are of great importance to the IPG stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the IPG special meeting, contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor New York, NY 10005

Banks and Brokers Call Collect: (212) 434-0035

All Others Call Toll-Free: (800) 669-5550

Email: IPG@dfking.com

Vote of IPG’s Directors and Executive Officers

As of January 27, 2025, the record date for the IPG special meeting, IPG directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 900,045 shares of IPG common stock, or approximately 0.2% of the total outstanding shares of IPG common stock as of such date.

IPG currently expects that all of its directors and executive officers will vote their shares “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

Attending the IPG Special Meeting Virtually

You are entitled to attend the IPG special meeting only if you are a stockholder of record of IPG at the close of business on the record date or you held your shares of IPG common stock beneficially in the name of a broker, bank or other nominee as of the record date, or if you hold a valid proxy for the IPG special meeting.

If you were a stockholder of record of IPG at the close of business on the record date and wish to attend the IPG special meeting, you will need the 16-digit control number located on your proxy card.

If a broker, bank or other nominee is the record owner of your shares of IPG common stock and your broker, bank or other nominee has not provided you with a 16-digit control number on the voting instruction form it furnishes you, you will need to obtain your control number and further instructions from your broker, bank or other nominee to attend the IPG special meeting.

Results of the IPG Special Meeting

Within four business days following the IPG special meeting, IPG intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business-day period, IPG will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four business days of the date that the final results are certified.

IPG STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE IPG PROPOSALS.

IPG PROPOSALS

IPG Merger Proposal

It is a condition to the completion of the merger that IPG stockholders approve the IPG merger proposal. In the merger, each IPG stockholder will receive, for each eligible share of IPG common stock that is issued and outstanding as of immediately prior to the effective time of the merger, the merger consideration of 0.344 shares of Omnicom common stock, with cash paid in lieu of fractional shares, as further described in the sections entitled “The Merger—Consideration to IPG Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration.”

Pursuant to Section 251 of the DGCL and in order to fulfill a condition to the consummation of the merger contained in the merger agreement, IPG stockholders are being asked to adopt the merger agreement as it relates to the merger.

The IPG board has unanimously determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to, and in the best interests of, IPG and its stockholders; has unanimously approved, authorized and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger. For a summary of the merger agreement and the merger, including the background of the merger, IPG’s reasons for the merger, the opinion of IPG’s financial advisor and related matters, see the sections entitled “The Merger” beginning on page 65 and “The Merger Agreement” beginning on page 128.

Approval of the IPG merger proposal requires the affirmative vote of a majority of the outstanding shares of IPG common stock entitled to vote on such proposal. Abstentions, broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have the same effect as a vote “AGAINST” the IPG merger proposal.

The IPG board unanimously recommends that you vote “FOR” the IPG merger proposal.

IPG Compensation Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, IPG is required to provide its stockholders the opportunity to vote to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to IPG’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger—Interests of IPG Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers—Golden Parachute Compensation.” Accordingly, IPG stockholders are being provided the opportunity to cast an advisory vote on such payments. As an advisory vote, this proposal is not binding upon IPG or the IPG board, or upon Omnicom or the Omnicom board, and approval of this proposal is not a condition to the completion of the merger and is a vote separate and apart from the IPG merger proposal and the IPG adjournment proposal. Accordingly, you may vote to approve the IPG merger proposal and the IPG adjournment proposal and vote not to approve the IPG compensation proposal and vice-versa. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with IPG’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger is completed (subject only to the contractual conditions applicable thereto). However, IPG seeks the support of its stockholders and believes that stockholder support is appropriate as the executive compensation programs are designed to incentivize executives to successfully execute a transaction such as that contemplated by the merger from its early stages until consummation. Accordingly, IPG stockholders are being asked to vote on the following resolution:

RESOLVED, that the stockholders of The Interpublic Group of Companies, Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of

The Interpublic Group of Companies, Inc. that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Interests of IPG Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers—Golden Parachute Compensation.”

Approval of the IPG compensation proposal, which is a non-binding advisory proposal, requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG compensation proposal. As an advisory vote, this proposal is not binding on IPG or the IPG board or Omnicom or the Omnicom board, and approval of this proposal is not a condition to the completion of the merger.

The IPG board unanimously recommends that you vote “FOR” the IPG compensation proposal.

IPG Adjournment Proposal

IPG stockholders are being asked to approve a proposal that will grant the IPG board authority to adjourn the IPG special meeting, if necessary or appropriate, to permit the further solicitation of additional votes or proxies if there are not sufficient votes to approve the IPG merger proposal. Approval of this proposal is not a condition to the completion of the merger.

If the IPG adjournment proposal is approved, the IPG special meeting could be adjourned to any date. If the IPG special meeting is adjourned, IPG stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If it is necessary to adjourn the IPG special meeting, no notice of the adjourned IPG special meeting is required to be given to IPG stockholders so long as (i) the time and place of the adjourned IPG special meeting is announced at the IPG special meeting, (ii) the adjourned IPG special meeting occurs within 30 days of the original date for the IPG special meeting, and (iii) IPG does not, after the adjournment, fix a new record date for the adjourned IPG special meeting.

Approval of the IPG adjournment proposal requires the affirmative vote of a majority of the shares of IPG common stock present via the IPG special meeting website or by proxy at the IPG special meeting and entitled to vote on such proposal, whether or not a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the proposal. Broker non-votes, or any failure by an IPG stockholder to vote (e.g., by not submitting a proxy and not voting at the IPG special meeting) will have no effect on the outcome of the IPG adjournment proposal.

The IPG board unanimously recommends that you vote “FOR” the IPG adjournment proposal.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

At the effective time of the merger, Merger Sub will merge with and into IPG. As a result of the merger, the separate corporate existence of Merger Sub will cease, and IPG will continue as the surviving corporation in the merger and as a direct wholly owned subsidiary of Omnicom.

Consideration to IPG Stockholders

As a result of the merger, each eligible share of IPG common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.344 shares of Omnicom common stock.

IPG stockholders will not be entitled to receive any fractional shares of Omnicom common stock, nor any dividends, voting rights or any other rights in respect of the fractional shares, in the merger. IPG stockholders that would have otherwise been entitled to receive a fractional share of Omnicom common stock will instead be entitled to receive, in lieu of such fractional share of Omnicom common stock, cash (rounded to the nearest cent) in an amount equal to the product of (i) the volume-weighted average closing sales prices of the Omnicom common stock on the NYSE as reported by The Wall Street Journal for the consecutive five full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of IPG common stock held by the IPG stockholder immediately prior to the effective time and rounded to the nearest one-thousandth when expressed in decimal form) of Omnicom common stock that the IPG stockholder would otherwise be entitled to receive in the merger.

Background of the Merger

The following is a summary of the material events leading up to the signing of the merger agreement and the key meetings, negotiations, discussions and actions by and between IPG and Omnicom and their respective advisors that preceded the public announcement of the transaction; it does not purport to catalogue every conversation or interaction among representatives of IPG, Omnicom and other parties.

As part of Omnicom’s ongoing strategic planning process in the ordinary course of business, the Omnicom board, together with its executive management team, regularly reviews and assesses Omnicom’s business, operations, financial performance and industry conditions in light of the current business and economic environment and in consideration of Omnicom’s long-term business strategy to enhance value for its stockholders. Such reviews and assessments include periodic meetings or consultations with third-party financial, legal and other advisors. In addition, from time to time, the Omnicom board and its executive management team have evaluated and considered a variety of potential financial and strategic alternatives for Omnicom, including potential acquisitions, business combinations and other transactions, in light of industry developments and changing economic and market conditions.

As part of IPG’s ongoing strategic planning process in the ordinary course of business, the IPG board, together with its executive management team, regularly reviews and assesses IPG’s long-term strategic plans and goals, opportunities, overall industry trends, the competitive environment in which IPG operates and IPG’s short- and long-term performance. As part of these reviews, the IPG board, with the assistance of the executive management team and IPG’s advisors, considers whether various strategic actions, including business combination transactions, would be in the best interests of IPG and would enhance value for IPG stockholders relative to its standalone value potential. As part of these assessments, from time to time, the IPG board had authorized IPG’s executive management team to contact potential financial and strategic counterparties to discuss strategic alternatives. As leading companies in the advertising industry, each of IPG and Omnicom is generally familiar with the other’s business.

Beginning in July 2023, and consistent with the authorization of the IPG board described above, Mr. Krakowsky had a series of exploratory meetings and telephone calls with potential financial and strategic counterparties, including with Omnicom as described below, to consider what strategic alternatives may be available to IPG. These strategic alternatives included acquisitions, the sale of IPG’s digital specialist agencies and other dispositions, spin-off/split-off transactions, a third-party private investment, a take-private and various strategic business combinations. IPG’s executive management team also began to explore various internal alternatives, including restructurings, cost-savings measures and expanding IPG’s media buying offerings.

Beginning in August 2023, Mr. Krakowsky had several meetings and telephone conversations with representatives from a private equity sponsor (“Private Equity Sponsor A”) to discuss a potential strategic transaction with Private Equity Sponsor A. During such time, he also had several meetings and telephone conversations with representatives from a strategic counterparty (“Strategic Party A”) regarding a potential business combination. These discussions were preliminary in nature, and no specific transaction terms were discussed or proposed by either party. During this time, Mr. Krakowsky contacted representatives of Morgan Stanley to discuss the engagement of Morgan Stanley in connection with IPG’s review of strategic and financial alternatives.

In October 2023, IPG determined to engage Morgan Stanley to act as a financial advisor in connection with IPG’s review of strategic and financial alternatives, and IPG and Morgan Stanley entered into a customary indemnity letter. IPG’s selection of Morgan Stanley was based on its qualifications, reputation, experience, expertise and knowledge of IPG and the company’s business and industry. In December 2023, IPG and MS entered into a formal engagement letter.

On October 24 and 25, 2023, IPG held a regularly scheduled board meeting during which the IPG board conducted its annual comprehensive review of strategic matters.

On December 12, 2023, IPG received an unsolicited, preliminary non-binding proposal from Strategic Party A regarding a potential business combination between IPG and Strategic Party A, which did not specify key economic terms such as a proposed exchange ratio.

On December 14, 2023, a regularly scheduled meeting of the IPG board was held with members of IPG’s executive management team, representatives from IPG’s outside legal counsel, Willkie Farr & Gallagher LLP (“Willkie”), and representatives from Morgan Stanley in attendance. At the request of the IPG board, members of IPG’s executive management team and representatives from Morgan Stanley and the IPG board discussed various strategic alternatives for future growth and value creation, including a potential transaction with Strategic Party A, Private Equity Sponsor A and other strategic counterparties, including Omnicom. At the request of the IPG board, representatives of Willkie reviewed with the IPG board its fiduciary duties in connection with potential strategic alternatives, the current regulatory landscape and the potential execution risks associated with various strategic alternatives. After discussion, the IPG board concluded that the proposal from Strategic Party A did not merit engagement given its lack of specificity and instructed Mr. Krakowsky to convey the same to Strategic Party A, which Mr. Krakowsky did shortly thereafter.

In January 2024, Mr. Krakowsky and Mr. Wren met in person and, during that meeting, they discussed the rapidly evolving nature of the industry and adjacent sectors, as well as the factors that would drive value in media and marketing in the years to come. In February 2024, they had a telephone conversation during which they discussed exploring a potential business combination between IPG and Omnicom. In the months that followed, Mr. Krakowsky and Mr. Wren met in person several times to discuss industry dynamics and the strategic benefits of a potential business combination between IPG and Omnicom, including the companies’ respective capabilities, cultures and organizational structures, the complementarity of said assets, and, at a high level, potential synergies opportunities and governance considerations in a potential business combination. The discussions at that time were preliminary in nature, and no specific transaction terms were discussed or proposed by either party.

On February 15, 2024, at a regularly scheduled meeting of the Omnicom board, Omnicom’s executive management team discussed with the Omnicom board potential acquisitions, business combinations and other transactions, including a potential transaction involving IPG and Omnicom.

On February 28, 2024, following a discussion between Mr. Krakowsky and a representative of Strategic Party A, IPG received a second preliminary non-binding proposal from Strategic Party A regarding a potential business combination between IPG and Strategic Party A, which still did not specify key economic terms such as an exchange ratio. At the direction of Mr. Thomas based on the IPG board’s previous discussions, Mr. Krakowsky conveyed to the representative of Strategic Party A that the proposal did not merit engagement given its lack of specificity.

In June 2024, Mr. Krakowsky and Mr. Wren discussed more actively exploring a potential business combination between IPG and Omnicom. During this time, Omnicom discussed with PJT Partners the potential engagement of PJT Partners as financial advisor to Omnicom in connection with its review and evaluation of a potential business combination transaction with IPG. On June 7, 2024, Omnicom entered a non-disclosure agreement with PJT Partners with respect to the potential engagement. PJT Partners also subsequently provided Omnicom with a customary relationship disclosure letter regarding investment banking and other financial services provided by PJT Partners to IPG and Omnicom as well as Mr. Mark Gerstein’s role as a senior advisor to PJT Partners, noting, as is customary, that the PJT Partners deal team had been instructed to only provide information to Mr. Gerstein in his capacity as a member of the Omnicom board. Thereafter, Omnicom and PJT Partners entered into a customary indemnity letter, which was subsequently followed by entrance into a formal written engagement letter. Omnicom’s selection of PJT Partners was based on its qualifications, reputation, experience, expertise and knowledge of Omnicom and the company’s business and industry.

Throughout this time, the IPG executive management team, with the assistance of Morgan Stanley, continued to explore various other potential strategic alternatives with financial and strategic counterparties, including acquisitions, the sale of IPG’s digital specialist agencies and other dispositions, spin-off/split-off transactions, a third-party private investment, a take-private and various strategic business combinations. IPG’s executive management team also explored various internal alternatives, including restructurings and cost-savings measures. IPG’s executive management team also began to broaden its buying capability within its media practice in response to market changes. Mr. Krakowsky regularly updated the IPG board in executive sessions at regularly scheduled board meetings on the status of these various alternatives and initiatives.

On July 18, 2024, a regularly scheduled meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham & Watkins LLP (“Latham”) in attendance, to discuss a potential business combination between IPG and Omnicom, pursuant to which Omnicom would acquire IPG in an all-stock merger. At the request of the Omnicom board, Omnicom’s executive management team reviewed IPG’s business and the strategic rationale for, and potential opportunities in connection with, a potential business combination with IPG. Omnicom’s executive management team and representatives of PJT Partners reviewed IPG’s historical financial performance and the financial aspects of a potential business combination between IPG and Omnicom, based on publicly available information only. A representative of Latham then discussed certain regulatory and other legal considerations with respect to a potential transaction. The Omnicom board discussed the fact that Mr. Gerstein, a member of the Omnicom board, serves as a senior advisor to PJT Partners and is a retired partner of Latham. Mr. Gerstein confirmed that he would act solely as a director of Omnicom in connection with its consideration of such transaction and would not be involved in the potential transaction in his capacity as a senior advisor to PJT Partners and that he would not receive compensation from PJT Partners in connection with PJT Partners’ engagement. In connection with the potential business combination with IPG, the Omnicom board formed a transaction committee (the “Omnicom transaction committee”) consisting of Ms. Mary Choksi, Ms. Gracia Martore, Ms. Deborah Kissire and Mr. Leonard Coleman to review, evaluate, assist with the negotiations of, and make recommendations to the Omnicom board with respect to, any potential transaction. The Omnicom board retained full authority with respect to the approval and recommendation of any potential transaction.

Also in July 2024, Mr. Krakowsky and Mr. Wren again discussed a potential business combination between IPG and Omnicom, and Mr. Wren indicated that Omnicom had engaged PJT Partners as its financial advisor and Latham as its legal advisor, the Omnicom board had discussed the potential to explore a business combination between IPG and Omnicom and Omnicom was beginning to formulate a proposal to acquire IPG in a stock-for-stock transaction, which Mr. Wren expected would be an “at market” transaction. Mr. Wren said that Omnicom would still need to do a significant amount of work before it would consider making a formal proposal.

On August 5, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of Latham in attendance, to review the role, responsibilities and limitations of the Omnicom transaction committee and discuss the process for and potential terms of a potential business combination between IPG and Omnicom. Mr. Wren also provided an update on his discussions with Mr. Krakowsky regarding the potential business combination transaction.

On August 9, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to discuss the process and timing for Omnicom making, and potential terms of, a non-binding proposal to IPG in respect of a potential business combination between IPG and Omnicom. At the request of the Omnicom transaction committee, members of Omnicom’s executive management team and representatives of PJT Partners reviewed recent market developments, the relative stock price performance of Omnicom and IPG and the potential impact on the financial aspects of the potential transaction. The Omnicom transaction committee decided that it would evaluate further the potential terms of a non-binding proposal and would determine whether to recommend to the Omnicom board that Omnicom submit such proposal at a special meeting of the Omnicom transaction committee expected to be held on August 12, 2024.

On August 12, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to discuss the process and timing for Omnicom making, and the potential terms of, a non-binding verbal proposal to IPG in respect of a potential business combination between IPG and Omnicom. After discussion, the Omnicom transaction committee determined to recommend to the Omnicom board that Omnicom develop and present an initial non-binding verbal proposal for an “at market” all-stock acquisition of IPG based on the then-current trading prices of IPG common stock and Omnicom common stock.

Following the meeting of the Omnicom transaction committee, on August 12, 2024, a special meeting of the Omnicom board was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to discuss the process and timing for making, and the potential terms of, an initial non-binding verbal proposal to IPG in respect of a potential business combination between IPG and Omnicom. The Omnicom board reviewed recent developments regarding IPG’s business, the relative stock price performance of Omnicom and IPG and the potential impact on the financial and other aspects of the potential transaction. Representatives of Latham provided an overview of the process for, and certain anticipated business and legal terms of, a potential business combination. The Omnicom board, at the recommendation of the Omnicom transaction committee, then authorized Mr. Wren to present to Mr. Krakowsky an initial non-binding verbal proposal for an “at market” all-stock acquisition of IPG based on the then-current trading prices of IPG common stock and Omnicom common stock.

In August 2024, Mr. Krakowsky and Mr. Wren had several telephone conversations to further discuss a potential business combination, during which Mr. Krakowsky and Mr. Wren continued to discuss the strategic rationale for the transaction and, at a high level, potential synergies opportunities and governance considerations in a proposed business combination. In connection with these discussions, on August 13, 2024, Mr. Wren presented to Mr. Krakowsky a non-binding verbal proposal for an “at market” all-stock acquisition of IPG based on the then-current trading prices of IPG common stock and Omnicom common stock. Mr. Krakowsky subsequently informed Mr. Wren, as directed by the IPG board, that, while the IPG board understood the strategic rationale for a business combination and a stock-for-stock deal, it was not likely to support a deal without a premium for IPG’s stockholders. Mr. Krakowsky emphasized that the IPG board’s focus was on the pro forma ownership the IPG stockholders would have in a combined company. Mr. Krakowsky also informed Mr. Wren that the IPG board would consider and respond to a proposal from Omnicom if and when Omnicom delivered a formal proposal in writing. During this time, Mr. Krakowsky regularly updated the Chair of the IPG board, David Thomas, on these discussions.

In early September 2024, Mr. Krakowsky had an in-person meeting and subsequent phone call with a representative of Strategic Party A, during which the representative told Mr. Krakowsky that Strategic Party A was considering a stock-for-stock business combination between IPG and Strategic Party A but did not expect to be able to offer a premium to IPG’s stockholders. During the prior three months, Mr. Krakowsky also had several in-person, virtual and telephonic meetings with representatives of Private Equity Sponsor A, who, after discussions with potential co-sponsors, informed Mr. Krakowsky in September that it did not expect to be able to obtain the requisite financing for a strategic transaction.

On September 9, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to review Mr. Wren’s discussions with Mr. Krakowsky and to discuss whether to submit a non-binding written proposal to IPG with respect to a potential business combination. Mr. Wren noted that Mr. Krakowsky informed him that the IPG board understood the strategic rationale for a business combination between IPG and Omnicom and a stock-for-stock deal, but was unlikely to support a deal without a premium for IPG’s stockholders. At the request of the Omnicom transaction committee, members of Omnicom’s executive management team and representatives of PJT Partners reviewed recent developments regarding IPG’s business, the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the other aspects of a potential business combination between IPG and Omnicom. The Omnicom transaction committee discussed the potential exchange ratios to be considered for a revised proposal to IPG, as well as a governance proposal to add two directors designated by IPG to the Omnicom board and to appoint Mr. Krakowsky as co-president and co-chief operating officer of Omnicom to serve alongside Omnicom’s current president and chief operating officer. After such discussion, the Omnicom transaction committee authorized Omnicom’s executive management team to prepare a non-binding written proposal to IPG on the terms discussed at the meeting.

On September 13, 2024, at a special meeting of the Omnicom board to discuss unrelated matters, members of Omnicom’s executive management team provided an update to the Omnicom board on recent developments related to the potential business combination between IPG and Omnicom, including that the Omnicom transaction committee had authorized Omnicom’s executive management team to prepare a non-binding written proposal that was expected to be submitted to IPG the following day, and the principal terms of such proposal.

On September 14, 2024, following a telephone discussion between Mr. Krakowsky and Mr. Wren, during which Mr. Wren previewed the terms of the proposal, Omnicom delivered to IPG an unsolicited, preliminary non-binding written proposal with respect to a potential negotiated business combination between IPG and Omnicom (the “September 14 Letter”). The September 14 Letter contemplated Omnicom acquiring all of the outstanding shares of common stock of IPG in a stock-for-stock transaction at a fixed exchange ratio of 0.330x, which represented a 6.9% premium to IPG’s closing stock price on the prior trading day and implied an approximately 38.5% pro forma ownership in the combined company by IPG’s stockholders. The September 14 Letter expressed Omnicom’s interest in further discussions regarding a potential business combination between IPG and Omnicom, citing Omnicom’s belief that the business combination would create a premier marketing and sales company that would be well-positioned to pursue new client opportunities, attract talent and deliver value to the companies’ respective stockholders. The September 14 Letter proposed that two current members of the IPG board would join the Omnicom board, that Mr. Wren would continue to serve as chairman and chief executive officer of the combined company, that Mr. Krakowsky would serve as co-president of the combined company (along with Omnicom’s president and chief operating officer), and that two of Omnicom’s executive vice presidents would continue to serve in their roles with other key executives of the combined company’s networks and practice areas to be determined. The September 14 Letter also advised that Omnicom had engaged Latham as its legal advisor and PJT Partners as its financial advisor in connection with the potential transaction. Mr. Krakowsky confirmed receipt of the September 14 Letter by email to Mr. Wren on September 15, 2024.

Upon receipt of the September 14 Letter, IPG’s executive management team and Mr. Thomas, with the assistance of representatives of Morgan Stanley, reviewed Omnicom’s proposal. Between September 14, 2024 and September 20, 2024, IPG’s executive management team and representatives of Morgan Stanley engaged in a number of internal discussions regarding the proposal, certain preliminary financial aspects in respect thereof and prospective next steps.

On September 20, 2024, a special meeting of the IPG board was held by videoconference with all members except Mr. Benitez and Mr. Moore present, and with members of IPG’s executive management team and representatives of Willkie and Morgan Stanley in attendance, to discuss and preliminarily evaluate the proposal in the September 14 Letter, with Mr. Krakowsky noting that a follow-up meeting would be scheduled once a more detailed evaluation was completed. Mr. Krakowsky summarized the terms of the proposal and his recent conversations with Mr. Wren and with Private Equity Sponsor A, Strategic Party A and other potential counterparties. At the request of the IPG board, a representative from Willkie reviewed the IPG board’s fiduciary duties in connection with a potential business combination transaction. Representatives of Morgan Stanley then reviewed preliminary financial aspects of a proposed business combination transaction with Omnicom. IPG’s executive management team discussed with the IPG board that it was in the process of updating its forecast for the remainder of 2024 and was accelerating its forecasting process for 2025 in light of the September 14 Letter, to assist in a more comprehensive evaluation of the proposal. The IPG board agreed with management’s recommendation and proposed next steps to meet again to consider the September 14 Letter once IPG management had completed that work. Mr. Thomas subsequently had individual conversations with each of Mr. Benitez and Mr. Moore on the matters covered during the meeting.

From September 20, 2024 until October 5, 2024, IPG’s executive management team prepared a preliminary long-range standalone plan described in the section entitled “Certain Unaudited Prospective Financial Information Prepared by IPG,” which it provided to representatives of Morgan Stanley on October 5, 2024 and presented to the IPG board on October 8, 2024. Also in October 2024, Morgan Stanley provided the IPG board with certain information regarding investment banking and other financial services provided by Morgan Stanley to IPG and Omnicom during the prior two-year period.

On October 8, 2024, a special meeting of the IPG board was held by videoconference with all members present, and with members of IPG’s executive management team and representatives of Willkie and Morgan Stanley in attendance. Representatives of IPG’s executive management team presented the IPG preliminary long-range standalone plan and summarized the various assumptions (including recent client wins and losses, the discontinuation of certain businesses, restructuring of certain businesses and certain cost-savings initiatives) and execution risks in achieving such outcomes. Representatives of IPG’s executive management team also discussed their preliminary view of potential synergies from a combination with Omnicom, which they preliminarily estimated to be between $500 to 600 million based on public information and discussions between Mr. Krakowsky and Mr. Wren. At the request of the IPG board, representatives of Morgan Stanley provided updated information on the preliminary financial aspects of IPG and a proposed business combination transaction with Omnicom, financial metrics, stock price performance and trading multiples for IPG and Omnicom as well as illustrative value creation to IPG stockholders of a combination with Omnicom. After discussion, the IPG board, while acknowledging the strategic rationale of a business combination with Omnicom, determined that the proposal in the September 14 Letter did not fully reflect IPG’s standalone prospects or the value IPG would bring to a combination. The IPG board also discussed that if an exchange ratio was agreed and the parties proceeded to negotiate a deal, it would be important for Mr. Krakowsky to have a meaningful role in the combined company for the benefit of various IPG stakeholders, including its stockholders, employees and clients. The IPG board instructed IPG’s executive management team to prepare, with the assistance of Morgan Stanley and Willkie, a response to the September 14 Letter stating that the exchange ratio set forth in the September 14 Letter was insufficient and to determine whether a revised offer was possible.

On October 10, 2024, at the direction of the IPG board, Mr. Krakowsky delivered IPG’s written response to the September 14 Letter to Omnicom (the “October 10 IPG Response Letter”). The October 10 IPG Response Letter stated that the IPG board agreed there was merit to a potential strategic business combination between IPG and Omnicom but that the exchange ratio proposed in the September 14 Letter did not sufficiently reflect IPG’s standalone prospects or the value IPG would bring to a combination. The October 10 IPG Response Letter stated that, as a result, the proposal would need to reflect an improved exchange ratio in order to serve as a productive basis for further discussion.

Later that day, with the prior authorization of the IPG board, Mr. Krakowsky called Mr. Wren to inform him that while the IPG board agreed there was merit to a potential strategic business combination between IPG and Omnicom, the proposed exchange ratio in the September 14 Letter would need to be improved. Mr. Krakowsky noted that until the parties were more closely aligned on the exchange ratio, the IPG board was not prepared to engage in further discussions regarding a potential transaction.

On October 15, 2024, Omnicom announced its third quarter financial results.

On October 17, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to review discussions with Mr. Krakowsky and IPG’s financial advisor regarding the September 14 Letter and the October 10 IPG Response Letter. Representatives of PJT Partners reviewed recent developments regarding the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the financial aspects of the potential transaction. The Omnicom transaction committee determined to hold another meeting to discuss further a potential response to the October 10 IPG Response Letter following IPG’s third quarter announcement of its financial results.

Also on October 17, 2024, a regularly scheduled meeting of the Omnicom board was held with members of Omnicom’s executive management team. Mr. Wren provided an update on the status of negotiations with IPG and advised that the Omnicom transaction committee would be meeting to discuss a potential response to the October 10 IPG Response Letter.

On October 22, 2024, IPG announced its third quarter financial results.

On October 23 and 24, 2024, IPG held a regularly scheduled board meeting during which the IPG board conducted its annual comprehensive review of strategic matters, at which various strategic alternatives were reviewed in depth.

On October 28, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to review potential responses to the October 10 IPG Response Letter. At the request of the Omnicom board, members of Omnicom’s executive management team and representatives of PJT Partners reviewed recent developments regarding IPG’s business, including IPG’s recently announced earnings for the third quarter of 2024, the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the financial aspects of the potential transaction. The participants in the meeting discussed additional terms to be included in a revised proposal, including with respect to corporate governance matters such as the name, ticker symbol and headquarters for the combined company and expectations for dividends and share repurchases between signing and closing. After discussion, the Omnicom transaction committee authorized Omnicom’s executive management team to make a revised proposal for a potential transaction with IPG on the terms discussed at the meeting.

On October 30, 2024, Omnicom delivered to IPG a non-binding written proposal for a strategic business combination between IPG and Omnicom (the “October 30 Letter”). The October 30 Letter reiterated Omnicom’s view as to the strong merits of a potential business combination between IPG and Omnicom and noted its belief that events subsequent to the September 14 Letter increased the attractiveness of such potential business combination, including a divergence in the companies’ respective standalone prospects as reflected in the companies’ respective stock price performance and analyst expectations. The October 30 Letter contemplated Omnicom acquiring all of the outstanding shares of IPG common stock in a stock-for-stock transaction at a fixed exchange ratio of 0.338x, which represented a 14.5% premium to IPG’s closing stock price on the prior trading day and an approximately 39.0% pro forma ownership in the combined company by IPG’s stockholders. The October 30 Letter also set forth certain other key terms of the proposal, including that the combined company would maintain Omnicom’s name, corporate headquarters and ticker symbol and the proposed treatment of dividends and share repurchases between signing and closing. The October 30 Letter stated that Omnicom was prepared to complete due diligence and finalize definitive documents quickly and that Latham was prepared to provide a draft merger agreement promptly following agreement on key terms. The October 30 Letter included a draft mutual non-disclosure agreement that included customary non-disclosure and use provisions for a period of two years and a 12-month standstill provision (which would terminate upon the occurrence of certain specified events) that prohibited each party from making unsolicited offers to acquire or acquiring the other party, and from taking certain other actions, including soliciting proxies and making any request to amend, waive or terminate the standstill provision, in each case, without the prior consent of the other party. Mr. Krakowsky and Mr. Wren also discussed the key terms of the October 30 Letter on a call that same day.

On November 5, 2024, a special meeting of the IPG board was held by videoconference with all members present, and with members of IPG’s executive management team and representatives of Morgan Stanley in attendance. At the request of the IPG board, representatives of Morgan Stanley reviewed the updated proposal contained in the October 30 Letter. Representatives of Morgan Stanley then reviewed information with respect to the preliminary financial aspects of IPG and of a proposed business combination transaction with Omnicom. After discussion, the IPG board determined that the proposed exchange ratio set forth in the October 30 Letter was still insufficient and instructed Mr. Krakowsky and representatives from Morgan Stanley to engage with Omnicom to try to achieve an enhanced proposal.

On November 6, 2024, Mr. Krakowsky informed Mr. Wren that the exchange ratio set forth in the October 30 Letter was still insufficient and they discussed whether Omnicom would be able to improve its offer.

On November 12, 2024, Latham sent Willkie an initial draft of a merger agreement reflecting the terms set forth in the October 30 Letter, as well as (a) reciprocal non-solicitation provisions that would allow either the IPG board or the Omnicom board, under certain circumstances, to change its recommendation in the event of a superior proposal or intervening event, (b) reciprocal “force-the-vote” provisions, which would prohibit either party from terminating the merger agreement to accept a superior proposal prior to a stockholder vote, (c) reciprocal termination fees equal to 3.95% of IPG’s transaction equity value, (d) a regulatory efforts covenant with a reasonable best efforts standard that provided that neither party was obligated to divest any assets to obtain regulatory approvals, (e) no antitrust reverse termination fee, (f) an outside date to be determined, (g) a construct whereby all IPG employee equity awards would roll over into Omnicom equity awards, (h) the ability of each party to grant equity and cash incentive compensation to employees subject to a cap to be agreed, (i) no increase to IPG’s regular dividend rate between signing and closing and (j) customary and generally reciprocal representations, warranties and covenants. The draft merger agreement also proposed that directors and officers from both companies would sign voting and support agreements agreeing to vote in favor of the transaction. Also on November 12, 2024, at the direction of Omnicom, representatives of PJT Partners informed representatives of Morgan Stanley that Omnicom required a list of principal issues from IPG on the merger agreement before continuing to negotiate economic terms.

On November 13, 2024, Mr. Wren called Mr. Krakowsky to inform him that the Omnicom board would be considering IPG’s feedback on the October 30 Letter and that a subsequent proposal, reflecting Omnicom’s “best and final” offer, was expected to be forthcoming. On the same day, representatives of Latham and Willkie had an introductory call, and later Willkie provided a preliminary overview of key issues in the draft merger agreement to IPG’s executive management team and representatives of Morgan Stanley.

On November 14, 2024, representatives of Latham and Willkie had a call, following which Willkie sent a revised draft of the mutual non-disclosure agreement to Latham with an 18-month standstill. Willkie discussed on the call its preliminary views on the draft merger agreement, but did not provide a revised draft or any written comments to Latham.

On November 15, 2024, Willkie sent Latham a preliminary list of the key issues to be negotiated if the parties agreed to proceed to try to reach a definitive agreement, subject to further discussions regarding the exchange ratio. That same day, Latham sent a revised draft of the mutual non-disclosure agreement to Willkie, which included a two-year term and an 18-month standstill.

On November 16, 2024, at the direction of Omnicom, representatives of PJT Partners informed representatives of Morgan Stanley that Omnicom expected to provide IPG with a revised proposal in the near future and that the parties should enter into the mutual non-disclosure agreement prior to Omnicom providing such revised proposal.

On November 17, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to review a potential revised proposal for a strategic business combination between IPG and Omnicom. Mr. Wren provided the Omnicom transaction committee with an overview of his recent discussions with Mr. Krakowsky, including that Mr. Krakowsky explained that the IPG board required an exchange ratio higher than the exchange ratio contemplated in the October 30 Letter. Representatives of PJT Partners reviewed preliminary and illustrative exchange ratios to be considered for a revised proposal to IPG, and the Omnicom transaction committee authorized Omnicom’s executive management team to make a revised proposal for a potential business combination with IPG on the terms discussed at the meeting, as reflected in the November 18 Letter.

Also on November 17, 2024, IPG and Omnicom executed the mutual non-disclosure agreement, which included a two-year term and an 18-month standstill.

On November 18, 2024, Omnicom delivered to IPG a non-binding written proposal for a strategic business combination between IPG and Omnicom (the “November 18 Letter”). The November 18 Letter contemplated Omnicom acquiring all of the outstanding shares of common stock of IPG in a stock-for-stock transaction at a fixed exchange ratio of 0.344x, which represented a 23.0% premium to IPG’s closing stock price on the prior trading day, and approximately 39.4% pro forma ownership in the combined company by IPG’s stockholders. The November 18 Letter assumed no increase to IPG’s regular dividend rate between signing and closing. The November 18 Letter stated that the parties were aligned in their efforts to complete the transaction in the optimal manner for the combined company and expected to align the regulatory covenants in a way to best position the parties to obtain regulatory approvals. The November 18 Letter also stated that Omnicom expected the outside date to be agreed upon by the parties to provide sufficient time to allow for the regulatory process and, if necessary, potential litigation, to be completed. The November 18 Letter stated that voting and support agreements would not be required if the IPG board recommendation in favor of the transaction was unanimous. The November 18 Letter also included a reciprocal expense reimbursement on a “naked no-vote” capped at $25 million. The other terms of the proposal remained unchanged from the October 30 Letter. The November 18 Letter stated that Omnicom believed it was critical to sign and announce a transaction by December 9, 2024, to provide sufficient time to communicate with the companies’ various stakeholders prior to the year-end holiday period and that, in order to do so, the parties would need to agree on the terms outlined in the proposal that week. At the direction of Omnicom, representatives of PJT Partners reiterated to representatives of Morgan Stanley that the proposal set forth in the November 18 Letter represented Omnicom’s “best and final” offer.

Also on November 18, 2024, a special meeting of the IPG board was held by videoconference with all members present, and with members of IPG’s executive management team and representatives of Willkie and Morgan Stanley in attendance. At the request of the IPG board, representatives of Morgan Stanley discussed with the IPG board certain preliminary financial matters relating to IPG and the proposed transaction, including the increased exchange ratio and increased implied pro forma ownership in the combined company by IPG’s stockholders contemplated by the November 18 Letter. At the request of the IPG board, representatives of Willkie discussed the proposed transaction terms as set forth in the draft merger agreement provided by Latham on November 12, 2024. The IPG board also discussed the importance of Mr. Krakowsky having a meaningful role during the integration period and in the go-forward combined company for the benefit of various IPG stakeholders, including its stockholders, employees and clients. The IPG Board also discussed with IPG’s executive management team and representatives from Morgan Stanley and Willkie whether to approach additional parties that could be interested in a potential business combination with IPG before entering into a transaction with Omnicom. In light of the comprehensive discussions Mr. Krakowsky had previously with Strategic Party A, Private Equity Sponsor A and numerous other potential financial and strategic counterparties and IPG executive management’s and Morgan Stanley’s view that it was unlikely that an alternative bidder would make a more attractive proposal within the desired timeframe and the risks of potential leaks, together with the ability of any potential interested bidder to submit a competing offer following the signing of a definitive merger agreement with Omnicom, the IPG board determined at that time to continue pursuing the transaction proposed by Omnicom without reopening discussions with any other parties. The IPG board then determined that it was willing to proceed with a transaction based on the improved exchange ratio of 0.344x set forth in the November 18 Letter and authorized Mr. Krakowsky to communicate agreement on the exchange ratio to Omnicom and for the executive management of IPG to engage in mutual due diligence and negotiate a definitive agreement, subject to the IPG board’s final approval.

On November 19, 2024, Mr. Krakowsky communicated agreement on the exchange ratio of 0.344x to Mr. Wren and a willingness to engage in mutual due diligence and progress the transaction documentation while continuing to negotiate the other open terms. Throughout that week, certain members of IPG’s executive management team, including Mr. Krakowsky, Ms. Johnson and Mr. Bonzani, met with certain members of Omnicom’s executive management team, including Mr. Wren, Mr. Angelastro, Mr. Sapollnik and Mr. Januzzi, both in New York and by videoconference, to conduct mutual business, operational, financial and legal due diligence and to discuss, among other things, the merits of, and certain potential synergies and benefits relating to, a business combination between IPG and Omnicom. During that time, IPG and Omnicom each provided access to certain confidential information regarding their respective businesses in a virtual data room accessible to a limited number of each party’s employees and representatives.

On November 21, 2024, a meeting of the Omnicom transaction committee was held with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance to provide an update on discussions between the executive management teams and advisors, as well as to discuss recent developments regarding the relative stock price performance of Omnicom and IPG and the potential impact of those developments on the financial aspects of the potential transaction.

On November 22, 2024, at the direction of the IPG board, Willkie delivered a revised draft of the merger agreement to Latham, which reflected the following key changes, which Willkie discussed with Latham via a telephone conference (a) a reciprocal right for either party to terminate the agreement and pay a termination fee to accept a “superior proposal,” (b) a termination fee payable by IPG equal to 3.0% of IPG’s transaction equity value and a termination fee payable by Omnicom equal to 3.0% of Omnicom’s transaction equity value, (d) a regulatory efforts covenant with a reasonable best efforts standard that provided that neither party was obligated to divest any assets to obtain regulatory approvals if such action would, individually or in the aggregate, result in a material adverse effect on Omnicom, IPG and their subsidiaries, taken as a whole, (e) a reverse antitrust termination fee payable by Omnicom in an amount to be determined, (f) reservation of IPG’s right to increase its regular quarterly dividend rate, (g) the conversion of IPG employee equity awards into cash-based awards at closing, consistent with the terms of the IPG equity awards, (h) the ability of IPG to implement a retention program with terms to be discussed and (i) for three current IPG board members to be identified prior to closing to join the combined company board at closing. The draft also removed the obligation for directors and officers to sign voting and support agreements.

On November 23, 2024, members of the executive management teams of IPG and Omnicom and IPG’s and Omnicom’s legal and financial advisors met to engage in mutual business, operational, financial and legal due diligence discussions, both in New York and by videoconference. In addition, certain members of the executive management teams of IPG and Omnicom met in New York to discuss potential synergies estimates in connection with the transaction.

On November 24, 2024, a special meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance. Omnicom’s executive management team provided an update to the Omnicom board on the ongoing business, operational, financial and legal due diligence meetings between the executive management teams of Omnicom and IPG and IPG’s and Omnicom’s legal and financial advisors. Members of Omnicom’s executive management team and PJT Partners then reviewed recent developments regarding IPG’s business, the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the financial aspects of a potential transaction.

Throughout the weeks of November 25 and December 2, 2024, members of the executive management teams of IPG and Omnicom and IPG’s and Omnicom’s legal and financial advisors continued to engage in mutual business, operational, financial and legal due diligence meetings, both in New York and by videoconference. In addition, during this time, certain members of the executive management teams of IPG and Omnicom met in New York and by videoconference to continue to discuss potential synergies estimates in connection with the transaction.

Between November 29, 2024, and November 30, 2024, representatives of Willkie and Latham held several telephone conferences to discuss the outstanding issues in the merger agreement and remaining open legal diligence requests.

On December 3, 2024, a special meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance. Omnicom’s executive management team provided an update to the Omnicom board on the ongoing business, operational, financial and legal due diligence meetings between the executive management teams of Omnicom and IPG and Omnicom’s and IPG’s legal and financial advisors. Representatives of Latham reviewed the obligations of the Omnicom board under New York law when considering potential strategic transactions, including the potential strategic business combination between IPG and Omnicom, and discussed the current status of the ongoing negotiations with IPG. PJT Partners reviewed recent developments regarding IPG’s business, the relative stock price performance of Omnicom and IPG and the potential impact of these developments on the financial aspects of the potential transaction. The Omnicom board then reviewed financial projections for the fiscal years 2024 through 2029 with respect to Omnicom and IPG that were prepared by Omnicom’s executive management team and are summarized in the section entitled “Certain Unaudited Prospective Financial Information Prepared by Omnicom.” Following a discussion, the Omnicom board approved such projections for use by PJT Partners in connection with its financial analysis of the potential business combination between IPG and Omnicom. Omnicom’s executive management team also discussed the preliminary synergies estimates for the combined company that were being prepared by Omnicom’s executive management team in consultation with IPG.

During December 3, 2024 and December 4, 2024, Mr. Krakowsky and Mr. Wren had multiple discussions regarding certain open issues in the merger agreement. They agreed, among other things, that IPG would not be permitted to increase its regular dividend rate and that the termination fees would equal 3.5% of each party’s transaction equity value. Mr. Wren told Mr. Krakowsky that the Omnicom board would not agree to permit IPG to terminate the merger agreement to enter into a superior proposal prior to a stockholder meeting and vote of the IPG stockholders or obligate Omnicom to pay an antitrust termination fee, but that Omnicom was willing to agree to a more stringent standard regarding divestitures to obtain regulatory approval. He also told Mr. Krakowsky that the parties had a joint interest in retaining key employees and that the parties would need to further discuss that topic. He also offered Mr. Krakowsky a directorship on the post-closing Omnicom board. Finally, he acknowledged that the proposed role for Mr. Krakowsky at the combined company would not be equal to his position at IPG and could also result in a material diminution in compensation, and offered for Mr. Krakowsky to be paid, in connection with closing, the amounts payable pursuant to his outstanding IPG equity and performance cash awards, and pursuant to his executive change of control severance agreement as if Mr. Krakowsky experienced a qualifying termination following the merger.

On December 4, 2024, Mr. Thomas called Mr. Wren to express the IPG board’s strong desire for Mr. Krakowsky to have a meaningful role in integrating the two businesses and in the go-forward combined company for the benefit of IPG’s stockholders, employees and clients. Following the call, Mr. Thomas authorized Mr. Krakowsky to negotiate with Omnicom regarding Mr. Krakowsky’s potential role with the combined company.

Also on December 4, 2024, Latham delivered a revised draft of the merger agreement to Willkie which reflected the following key changes: (a) reciprocal force-the-vote provisions, (b) a termination fee equal to 3.5% of each party’s respective transaction equity value, (c) a regulatory efforts covenant with a reasonable best efforts standard that provided that neither party was obligated to divest any assets to obtain regulatory approvals if such action would, individually or in the aggregate, result in a material and adverse effect on Omnicom, IPG and their subsidiaries, taken as a whole, (d) no reverse antitrust termination fee payable by Omnicom, (e) a prohibition on IPG increasing its regular quarterly dividend rate, (f) the conversion of IPG employee equity awards into either Omnicom equity awards or cash-based awards at closing, at Omnicom’s option, (g) reservation on the ability of IPG to implement a retention program and (h) that one of the three IPG board members to join the combined company board at closing would be the current IPG chief executive officer, with the other two to be designated by IPG (and reasonably acceptable by Omnicom) prior to the consummation of the strategic business combination between IPG and Omnicom.

Also that day, members of the executive management teams of IPG and Omnicom met in New York to review and finalize the potential synergies estimates in connection with the transaction and determined that the combination should yield at least $750 million in annual run-rate synergies.

Later that day, a special meeting of the IPG board was held by videoconference with all members other than Mr. Moore present, and with members of IPG’s executive management team and representatives of Willkie and Morgan Stanley in attendance. At the request of the IPG board, IPG’s executive management team and representatives from Morgan Stanley and Willkie provided an overview of the business, financial and legal due diligence performed on Omnicom to date by IPG and its advisors and a summary of the updated transaction terms set forth in the latest draft merger agreement. After the representatives from Morgan Stanley left the meeting, representatives from Willkie presented to the IPG board its substantive antitrust assessment with respect to a potential business combination with Omnicom. Following discussion, the IPG board directed IPG’s executive management and representatives of Willkie and Morgan Stanley to continue to progress transaction documentation, due diligence and related workstreams, subject to final approval by the IPG board. Mr. Thomas subsequently updated Mr. Moore on the matters covered at the meeting.

On December 5, 2024, a special meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham in attendance. Omnicom’s executive management team provided an update to the Omnicom board on the ongoing business, operational, financial and legal due diligence meetings between executive management of Omnicom and IPG and IPG’s and Omnicom’s legal and financial advisors, as well as the status of the ongoing negotiations with IPG. Representatives of Latham provided the Omnicom board with an overview of the open issues in the merger agreement, including in respect of the treatment of IPG equity awards and benefit plans, the amount of the termination fee payable under certain circumstances set forth in the merger agreement, and regulatory efforts required by the parties to consummate the transaction. Representatives from Latham also presented to the Omnicom board its substantive antitrust assessment with respect to a potential business combination with IPG. Following discussion, the Omnicom board and Omnicom’s executive management team discussed updates to the preliminary synergies estimates for the combined company that had been under continued review and revision by Omnicom’s and IPG’s executive management teams. Following such discussion, the Omnicom board approved for PJT Partners’ use in connection with it financial analysis of the potential combination between IPG and Omnicom $750 million of synergies per year on a run-rate basis, as summarized in the section entitled “Certain Unaudited Prospective Financial Information Prepared by Omnicom.” At the request of the Omnicom board, representatives of PJT Partners then reviewed its preliminary and illustrative financial analysis with respect to the proposed business combination, including with respect to Omnicom’s and IPG’s respective stock prices, and explained that the proposed exchange ratio represented a 21.5% premium to the closing stock price of IPG common stock as of December 4, 2024, and a 39.4% ownership stake for IPG stockholders in the combined company. PJT Partners also confirmed that it had no additional information to disclose regarding any investment banking and other financial services provided by PJT Partners to IPG or Omnicom beyond the disclosure included in its prior relationship disclosure letter.

Also on December 5, 2024, Mr. Bonzani and representatives of Willkie had an introductory call with Mr. Krakowsky’s legal counsel, Kirkland & Ellis LLP (“Kirkland”) to discuss a process for the negotiation with Omnicom of Mr. Krakowsky’s potential role with the combined company.

Over the course of December 6 through 8, 2024, Willkie and Latham exchanged revised drafts of the merger agreement and related disclosure schedules and engaged in numerous telephonic discussions regarding the same, ultimately agreeing on terms including: (a) reciprocal force-the-vote provisions, (b) a termination fee equal to 3.25% of each party’s respective transaction equity value, (c) a regulatory efforts covenant with a reasonable best efforts standard that provided that neither party was obligated to divest any assets to obtain regulatory approvals if such action would, individually or in the aggregate, result in a material adverse effect on Omnicom and its subsidiaries, IPG and its subsidiaries, or Omnicom, IPG and their respective subsidiaries taken as a whole, (d) no reverse antitrust termination fee, (e) an initial outside date of the 12-month anniversary of the signing date, with an automatic six-month extension in order to obtain regulatory approvals, (f) the cap on employee equity awards to be granted by both parties between signing and closing, (g) a cash retention program for IPG employees and (h) IPG’s ability to implement certain cost-savings initiatives between signing and closing.

On December 6, 2024, Morgan Stanley provided the IPG board with updated information regarding the investment banking and other financial services provided by Morgan Stanley to IPG and Omnicom during the prior two-year period.

Also on December 6, 2024, Latham sent a draft term sheet to Kirkland summarizing the key terms of Mr. Krakowsky’s proposed employment with Omnicom upon the consummation of the business combination between Omnicom and IPG, which were negotiated on telephone calls between Mr. Krakowsky, Mr. Wren and representatives of Kirkland and Latham until such terms were ultimately agreed on the evening of December 7, 2024.

On December 8, 2024, a special meeting of the Omnicom board was held, with members of Omnicom’s executive management team and representatives of PJT Partners and Latham. Mr. Wren provided an update to the Omnicom board on the resolution of the business negotiations with IPG. A representative of Latham then presented and reviewed the obligations of the members of the Omnicom board under New York law in connection with the proposed transaction and materials summarizing the key provisions of the merger agreement. Omnicom’s executive management team and representatives of PJT Partners reviewed the previously authorized financial projections and synergies estimates. At the request of the Omnicom board, representatives of PJT Partners reviewed with the Omnicom board its financial analysis with respect to the proposed business combination and rendered its oral opinion, which was subsequently confirmed in a written opinion dated

December 8, 2024, to the Omnicom board to the effect that, as of that date and based on and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by PJT Partners in connection with its opinion, the exchange ratio in the merger was fair to Omnicom from a financial point of view. Omnicom’s executive management team and representatives from PJT Partners and Latham responded to questions from the Omnicom board. Following the discussion, the Omnicom board adopted resolutions, taking into account the various matters described below under “—Recommendation of the Omnicom Board of Directors and Reasons for the Merger,” and unanimously determined that it was in the best interests of Omnicom and its stockholders, and advisable, for Omnicom to enter into the merger agreement, approved the merger agreement and the transactions contemplated thereby, including the merger, and resolved to recommend that the Omnicom stockholders vote to approve the Omnicom issuance proposal.

On December 8, 2024, the IPG board held a special meeting with all members present, and with members of IPG’s executive management team and representatives of Willkie and Morgan Stanley in attendance, to consider the proposed business combination with Omnicom. At the IPG board’s request, representatives of Morgan Stanley provided the IPG board with Morgan Stanley’s financial analysis with respect to the proposed business combination and rendered to the IPG board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 8, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of shares of the IPG common stock (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)). A representative of Willkie then presented and reviewed the fiduciary duties of the members of the IPG board under Delaware law in connection with the proposed transaction and materials summarizing the key provisions of the merger agreement, which materials and merger agreement were previously provided to the IPG board. The summary term sheet for Mr. Krakowsky’s post-closing employment was also provided to the IPG board in advance of the meeting. IPG’s executive management team and representatives from Morgan Stanley and Willkie addressed questions from the IPG board. The IPG board also discussed the other strategic alternatives that it had considered over the past year. Following the discussion, the IPG board adopted resolutions, taking into account the various matters described below under “—Recommendation of the IPG Board of Directors and Reasons for the Merger,” and unanimously determined that it was in the best interests of IPG and its stockholders, and advisable, for IPG to enter into the merger agreement; approved the merger agreement and the transactions contemplated thereby, including the merger; approved that the merger agreement be submitted to the IPG stockholders and resolved to recommend that the IPG stockholders approve the merger agreement.

Later in the afternoon on December 8, 2024, the parties executed the merger agreement. Prior to the market opening on December 9, 2024, the parties issued a joint press release announcing the transaction, and shortly thereafter the parties held a joint conference call to discuss the business combination.

Recommendation of the Omnicom Board of Directors and Reasons for the Merger

By a unanimous vote at a meeting held on December 8, 2024, the Omnicom board determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Omnicom common stock in connection with the merger, were advisable, fair to and in the best interests of Omnicom and its stockholders, and unanimously approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Omnicom common stock in connection with the merger, and resolved to recommend that Omnicom stockholders approve the issuance of shares of Omnicom common stock in connection with the merger.

The Omnicom board unanimously recommends that Omnicom stockholders vote “FOR” the Omnicom issuance proposal and “FOR” the Omnicom adjournment proposal.

In the course of reaching its determinations and recommendations, the Omnicom board met multiple times and reviewed and discussed a significant amount of information and consulted with members of Omnicom’s senior management and Omnicom’s outside legal and financial advisors. The following are some of the significant factors that supported the Omnicom board’s determinations and recommendation (which are presented below in no particular order and are not exhaustive):

•

the belief that the combination of Omnicom’s and IPG’s complementary assets will position the combined company to accelerate growth by offering a broader variety of services to a broader and more diverse client base than either Omnicom or IPG could provide alone;

•	the belief that Omnicom and IPG share highly complementary cultures and core values including a foundational belief in the power of creativity and ideas enabled by technology and data;

•

the fact that each of Omnicom and IPG developed complementary technology and data capabilities, which will create an industry-leading identity solution with the most comprehensive understanding of consumer behaviors and transactions, enabling the combined company to deliver superior outcomes for clients at scale and speed;

•	the expectation that the combined company will be positioned to advance its ability to innovate and develop new products and services, providing a higher return on investment on marketing spend;

•	the anticipated financial impact of the merger on the combined company, including that the Omnicom board believes the merger will be accretive to adjusted earnings per share for Omnicom stockholders;

•

the analysis by Omnicom’s management that the combined company is anticipated to achieve $750 million of annual cost synergies following completion of the merger, the majority of which are anticipated to be achievable within 24 months of the closing of the merger;

•

the analysis by Omnicom’s management that the combined company will have the potential to generate more than $3 billion in annual free cash flow and continue Omnicom’s current practices for use of free cash flow, including the continuation of Omnicom’s quarterly dividend of $0.70 per share, the pursuit of internal investments and strategic acquisitions in high growth areas with even greater capacity, and the retention of the combined company’s ability to return capital to stockholders through share repurchases;

•

the fact that the combined company will be overseen by an experienced, majority-independent board, and will be managed by an experienced team of executives led by Omnicom’s current Chairman and Chief Executive Officer, Mr. Wren, who will serve as Chairman and Chief Executive Officer of the combined company, Omnicom’s current Chief Financial Officer, Philip Angelastro, who will serve as Chief Financial Officer of the combined company, IPG’s current Chief Executive Officer, Mr. Krakowsky, who will serve as Co-President, Co-Chief Operating Officer, Co-Chair of the management integration committee and board member of the combined company, and Daryl Simm, Omnicom’s current President and Chief Operating Officer, who will serve as Co-President and Co-Chief Operating Officer of the combined company;

•

the Omnicom board’s evaluation of the exchange ratio based on a number of factors, including an assessment of the anticipated benefits of the merger, and the fact that Omnicom stockholders will own approximately 60.6% of the issued and outstanding shares of the combined company following the consummation of the merger;

•

the oral opinion of PJT Partners rendered to the Omnicom board on December 8, 2024 (which was subsequently confirmed in writing by delivery of PJT Partners’ written opinion dated December 8, 2024) to the effect that, as of such date, and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered and other qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (as set forth in PJT Partners’ written opinion), the exchange ratio in the merger was fair to Omnicom from a financial point of view, as well as the financial analyses prepared by PJT Partners, as reviewed and discussed by representatives of PJT Partners with the Omnicom board;

•

the fact that the exchange ratio is fixed and will not fluctuate in the event that the market price of IPG common stock increases or that the market price of Omnicom common stock decreases between the date of execution of the merger agreement and completion of the merger;

•	the Omnicom board’s review and discussions with Omnicom’s senior management and outside legal and financial advisors concerning Omnicom’s due diligence examination of IPG;

•

the fact that Omnicom is permitted under the terms of the merger agreement to declare and pay a quarterly dividend of up to $0.70 per share of Omnicom common stock during the pendency of the merger and to continue share repurchases in an aggregate amount of up to $600 million annually;

•	the fact that Omnicom stockholders will have an opportunity to vote on the issuance of Omnicom common stock in the merger, which approval is a condition to closing of the merger;

•

the Omnicom board’s belief that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable, including the following provisions contained in the merger agreement that address certain circumstances related to the Omnicom board’s and the IPG board’s ability to consider unsolicited acquisition proposals, change their respective recommendations to Omnicom and IPG stockholders and related matters:

•

the fact that Omnicom has the ability under the merger agreement, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal;

•	the fact that the Omnicom board has the ability, in specified circumstances, to change its recommendation that Omnicom stockholders approve the Omnicom issuance proposal;

•

the fact that there are limited circumstances in which the IPG board may terminate the merger agreement or change its recommendation that IPG stockholders approve the IPG merger proposal, and if the merger agreement is terminated under specified circumstances IPG would be required to pay Omnicom a termination fee of $439 million;

•

the fact that, if the merger agreement is terminated in circumstances where the IPG stockholders do not approve the IPG merger proposal, then IPG has agreed to reimburse Omnicom’s expenses up to $25 million; and

•

the requirement that IPG must, if Omnicom does not terminate the merger agreement, hold a stockholder vote on the approval of the IPG merger proposal, even if the IPG board has withdrawn or changed its recommendation in favor of the IPG merger proposal, and the inability of IPG to terminate the merger agreement in connection with a competing proposal.

The Omnicom board also considered a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (which are presented below in no particular order and are not exhaustive):

•	the possibility that the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion;

•

the regulatory and other approvals required in connection with the merger and the risk that regulatory approvals may not be received in a timely manner or at all or may seek to impose conditions that could have a material adverse impact on the business, financial condition or results of operations of the combined company;

•

the effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Omnicom common stock, Omnicom’s results of operations and Omnicom’s relationship with its employees, clients, stockholders, and others who do business with Omnicom;

•	the inherent uncertainty of achieving Omnicom’s and IPG’s respective management’s internal financial projections for the combined company within the expected time periods or at all;

•

the fact that Omnicom’s and IPG’s actual financial results prior to the closing of the proposed merger or the combined company’s financial results after the closing of the proposed merger could differ materially and adversely from projections at the time of the Omnicom board’s consideration of the proposed merger;

•	the other numerous risks and uncertainties that could adversely affect Omnicom’s, IPG’s or the combined company’s future operating performance and financial results;

•

the possibility that the integration of Omnicom and IPG may not be as successful as expected and that the anticipated benefits of the merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved in the expected time frame or at all;

•	the chance that management’s time spent on the proposed transaction and post-merger integration may reduce their availability for current business operations and opportunities;

•

the fact that the merger agreement imposes “no-shop” restrictions on Omnicom’s ability to solicit competing proposals and make certain acquisitions, which are described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation”;

•

the possibility that the IPG board could, under certain circumstances, consider competing proposals and change its recommendation to the IPG stockholders, and the possibility that the no-shop and termination provisions of the merger agreement could discourage alternative bidders that might have been willing to submit superior proposals for Omnicom;

•

the fact that there are limited circumstances in which the Omnicom board may terminate the merger agreement or change its recommendation that Omnicom stockholders approve the Omnicom issuance proposal and, if the merger agreement is terminated under specified circumstances, Omnicom would be required to pay IPG a termination fee of $676 million;

•

the fact that, if the merger agreement is terminated in circumstances where the Omnicom stockholders have not approved the Omnicom issuance proposal, then Omnicom has agreed to reimburse IPG’s expenses up to $25 million;

•

the requirement that, if IPG does not terminate the merger agreement, Omnicom must hold a stockholder vote on the approval of the Omnicom issuance proposal, even if the Omnicom board has withdrawn or changed its recommendation in favor of the Omnicom issuance proposal, as well as the inability of Omnicom to terminate the merger agreement in connection with a competing proposal;

•	the transaction costs to be incurred by Omnicom in connection with the merger;

•

the interests of the officers and directors of Omnicom and IPG in the merger that are different from or in addition to the interests of each company’s stockholders, including the matters described under “—Interests of Omnicom Directors and Executive Officers in the Merger” and “—Interests of IPG Directors and Executive Officers in the Merger”;

•

the possibility that the merger could have adverse effects on relationships with third parties with whom Omnicom and IPG do business, including under contracts that may require consents for merger transactions or transactions resulting in a change of control;

•	the possibility of lawsuits being brought against Omnicom, IPG or their respective boards in connection with the merger;

•

the restrictions on the conduct of business of Omnicom during the period between execution of the merger agreement and consummation of the merger as set forth in the merger agreement, including the requirement that Omnicom must conduct its business only in the ordinary course consistent with past practice, subject to specific exceptions, which could negatively impact Omnicom’s ability to pursue various business opportunities or strategic transactions;

•

the risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of IPG and its subsidiaries but that will not entitle Omnicom to terminate the merger agreement;

•	the potential impact on the market price of Omnicom common stock as a result of the pendency of the transaction and/or the issuance of the merger consideration to IPG stockholders; and

•	various other risks described in the section entitled “Risk Factors.”

The Omnicom board considered all of these factors as a whole and unanimously determined that the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Omnicom common stock in connection with the merger, were advisable, fair to and in the best interests of Omnicom and its stockholders. The foregoing discussion of the information and factors considered by the Omnicom board in reaching its conclusions and recommendation includes the principal factors considered by the Omnicom board, but is not intended to be exhaustive and may not include all of the factors considered by the Omnicom board. In view of the wide variety of factors considered by the Omnicom board in connection with its evaluation of the merger and the complexity of these matters, the Omnicom board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative or specific weights to the specific factors that it considered in reaching its decision. Rather, the Omnicom board viewed its decisions as being based on the totality of the factors and information it considered. In considering the factors described above and any other factors, each individual member of the Omnicom board applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Omnicom board that Omnicom stockholders vote to approve the Omnicom issuance proposal, Omnicom stockholders should be aware that the directors and executive officers of Omnicom have certain interests in the merger that may be different from, or in addition to, the interests of Omnicom stockholders generally. The Omnicom board was aware of these interests and considered them when approving the merger agreement and recommending that Omnicom stockholders vote to approve the Omnicom issuance proposal, which are described in the section entitled “—Interests of Omnicom Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors considered by the Omnicom board is forward-looking in nature and should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of PJT Partners LP, Omnicom’s Financial Advisor

PJT Partners was retained by Omnicom to act as its financial advisor in connection with the merger and, if requested by Omnicom, to render a fairness opinion to the Omnicom board in connection therewith. Omnicom selected PJT Partners to act as its financial advisor based on PJT Partners’ qualifications, expertise and reputation, its knowledge of Omnicom’s industry and its knowledge and understanding of the business and affairs of Omnicom.

At a meeting of the Omnicom board on December 8, 2024, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion, dated December 8, 2024, to the Omnicom board to the effect that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the exchange ratio in the merger of 0.344 shares of Omnicom common stock for each share of IPG common stock was fair to Omnicom from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the Omnicom board, dated December 8, 2024, is attached as Annex B and incorporated into this joint proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Omnicom board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein).

You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Omnicom board, in its capacity as its financial advisor, only in connection with and for purposes of its evaluation of the merger, and PJT Partners’ opinion does not constitute a recommendation as to any action the Omnicom board should take with respect to the merger or how any holder of Omnicom common stock or IPG common stock should vote or act with respect to the merger or any other matter. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary of PJT Partners’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of IPG and Omnicom;

•

reviewed certain internal information concerning the business, financial condition and operations of IPG and Omnicom prepared and furnished to PJT Partners by the management of IPG and the management of Omnicom, respectively;

•

reviewed certain internal financial analyses, estimates and forecasts relating to Omnicom, including estimates for fiscal year 2024 and projections for fiscal years 2025 through 2029, that were prepared by, or at the direction of, and approved for PJT Partners’ use by, the management of Omnicom and the Omnicom board, which are referred to as the Omnicom Projections for Omnicom (for more detail see the section of this joint proxy statement/prospectus captioned “—Certain Unaudited Prospective Financial Information Prepared by Omnicom”);

•

reviewed certain internal financial analyses, estimates and forecasts relating to IPG, including estimates for fiscal year 2024 and projections for fiscal years 2025 through 2029, that were prepared by, or at the direction of, and approved for PJT Partners’ use by, the management of Omnicom and the Omnicom board, which are referred to as the Omnicom Projections for IPG (for more detail see the section of this joint proxy statement/prospectus captioned “—Certain Unaudited Prospective Financial Information Prepared by Omnicom”);

•

reviewed certain transaction synergies estimated by the management of Omnicom to result from the merger and the estimated costs to achieve such synergies that were prepared, and approved for PJT Partners’ use, by the management of Omnicom and the Omnicom board, which are referred to as the Omnicom Synergies Estimates (for more detail see the section of this joint proxy statement/prospectus captioned “—Certain Unaudited Prospective Financial Information Prepared by Omnicom”);

•

held discussions with members of senior management of Omnicom concerning, among other things, their evaluation of the merger and Omnicom’s and IPG’s businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

•	reviewed the potential pro forma financial impact of the merger on the financial performance of Omnicom, including the potential effect on Omnicom’s estimated earnings per share;

•	compared certain financial information for IPG and Omnicom with similar publicly available financial and stock market data for certain other companies that PJT Partners deemed to be relevant;

•	compared the proposed financial terms of the merger with publicly available financial terms of certain other business combinations that PJT Partners deemed to be relevant;

•	reviewed the execution version of the merger agreement; and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, with the Omnicom board’s consent, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the Omnicom board’s consent, that the Omnicom Projections for Omnicom, the Omnicom Projections for IPG and the Omnicom Synergies Estimates, and the respective assumptions underlying the Omnicom Projections for Omnicom, the Omnicom Projections for IPG and the Omnicom Synergies Estimates, and all other financial analyses, estimates and forecasts provided to PJT Partners by Omnicom management were reasonably prepared and represented Omnicom management’s best then-currently available estimates and judgments as to the business and operations and future financial performance of Omnicom and IPG, as applicable, and the other matters covered thereby. PJT Partners relied, at the direction of Omnicom, on the assessments of Omnicom management as to Omnicom’s and IPG’s respective abilities to achieve the Omnicom Projections for Omnicom, the Omnicom Projections for IPG and the Omnicom Synergies Estimates, as applicable, and assumed that the Omnicom Projections for Omnicom, the Omnicom Projections for IPG and the Omnicom Synergies Estimates would be realized in the amounts and at the times projected. PJT Partners assumed no responsibility for and expressed no opinion as to the Omnicom Projections for Omnicom, the Omnicom Projections for IPG or the Omnicom Synergies Estimates, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by Omnicom management. PJT Partners also assumed, with the Omnicom board’s consent, that there were no material changes in the assets, financial conditions, results of operations, businesses or prospects of Omnicom or IPG since the respective dates of the latest financial statements made available to PJT Partners. PJT Partners also relied, with the Omnicom board’s consent, on Omnicom management’s representations and/or projections regarding taxable income and other tax attributes of Omnicom and IPG. PJT Partners further relied, with the Omnicom board’s consent, upon the assurances of Omnicom management that they were not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by PJT Partners, nor was PJT Partners furnished with any such verification, and PJT Partners did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Omnicom or IPG. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Omnicom or IPG, nor was PJT Partners furnished with any such evaluations or appraisals, nor did PJT Partners evaluate the solvency of Omnicom or IPG (or the impact of the merger thereon) under any applicable laws.

PJT Partners also assumed, with the Omnicom board’s consent, that the executed merger agreement would not differ from the execution version reviewed by PJT Partners and that the consummation of the merger would be effected in accordance with the terms and conditions of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third-party consents and approvals (contractual or otherwise) for the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on IPG, Omnicom or the contemplated benefits of the merger in any way that would affect PJT Partners’ opinion. PJT Partners also assumed that the representations and warranties made by Omnicom and IPG in the merger agreement and any related agreements were and would be true and correct in all respects material to its analysis. PJT Partners did not express any opinion as to any tax or other consequences that might result from the merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Omnicom obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of Omnicom and its legal, tax and regulatory advisors with respect to such matters.

PJT Partners did not consider the relative merits of the merger as compared to any other business plan or opportunity that might be available to Omnicom or the effect of any other arrangement in which Omnicom might engage, and PJT Partners’ opinion did not address the underlying decision by Omnicom to engage in the merger. PJT Partners’ opinion was limited to the fairness as of the date of the opinion, from a financial point of view, to Omnicom of the exchange ratio in the merger, and PJT Partners’ opinion did not address any other aspect or implication of the merger, the merger agreement or any other agreement or understanding entered into or to be entered into in connection with the merger or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the merger to the holders of any class of securities, creditors or other constituencies of any party or as to the underlying decision by Omnicom to engage in the merger. PJT Partners also expressed no opinion as to the fairness (financial or otherwise) of the amount or nature of the compensation to any officers, directors or employees, or any class of such persons of any party to the merger, whether relative to the exchange ratio or otherwise.

PJT Partners’ opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of its opinion. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. PJT Partners expressed no opinion as to the prices or trading ranges at which the shares of Omnicom common stock or IPG common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Omnicom, IPG or the merger or as to the impact of the merger on the solvency or viability of Omnicom or IPG or the ability of Omnicom or IPG to pay its obligations when they come due.

The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures. PJT Partners’ advisory services and opinion were provided to the Omnicom board, in its capacity as its financial advisor, only in connection with and for the purposes of its evaluation of the merger, and do not constitute a recommendation as to any action the Omnicom board should take with respect to the merger or any aspect thereof. PJT Partners’ opinion does not constitute a recommendation to any holder of Omnicom common stock or IPG common stock as to how any stockholder should vote or act with respect to the merger or any other matter.

Summary of PJT Partners’ Financial Analyses

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of Omnicom common stock or the shares of IPG common stock but rather made its determination as to fairness, from a financial point of view, to Omnicom of the exchange ratio in the merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Omnicom board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Omnicom, IPG or any other parties to the merger. None of Omnicom, IPG, PJT Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the Omnicom Projections for Omnicom, the Omnicom Projections for IPG, the Omnicom Synergies Estimates and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Omnicom, and used at the direction of the management of Omnicom and approved for PJT Partners’ use by the Omnicom board in connection with preparing its opinion. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed for IPG and Omnicom as of December 6, 2024 (which was the last trading day for shares of Omnicom common stock and IPG common stock prior to the date of delivery of PJT Partners’ opinion), and is not necessarily indicative of current or future market conditions. The underlying fully diluted share count for Omnicom was provided by, and used at the direction of, Omnicom management and approved for PJT Partners’ use by the Omnicom board in connection with preparing its opinion. The underlying fully diluted share count for IPG was provided by IPG management, used at the direction of Omnicom management and approved for PJT Partners’ use by Omnicom in connection with preparing its opinion. Except as provided in “Has/Gets’ Analysis” below, all of the per share dollar amounts set forth in the summary below have been rounded to the nearest $0.05.

IPG Financial Analyses

Selected Comparable Company Analysis

PJT Partners reviewed and compared specific financial, operating and public trading data relating to IPG with similar information for three selected publicly traded advertising and marketing companies that PJT Partners deemed comparable to IPG. The selected comparable companies (which we refer to collectively as the “IPG Peers”) were Omnicom, Publicis Groupe SA (“Publicis”) and WPP plc. (“WPP”), PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied prices per share of IPG common stock on a standalone basis, in each case by reference to these IPG Peers.

As part of its selected comparable company analysis of IPG, PJT Partners calculated and analyzed certain ratios and multiples, including (i) stock price as a multiple of estimated adjusted earnings per share for the fiscal year ending December 31, 2025 (“P/2025E Adjusted EPS”) and (ii) total enterprise value (calculated as the equity value based on fully diluted shares outstanding using the treasury stock method, plus debt, and less cash and cash equivalents, after giving effect to certain adjustments, to the extent appropriate in PJT Partners’ professional judgment, such as minority interests and earnouts and investments in affiliates) (“TEV”) as a multiple of estimated earnings before interest, taxes, depreciation and amortization, adjusted for certain other items and after subtracting stock-based compensation (“Adjusted EBITDA (post-SBC)”) for the fiscal year ending December 31, 2025 (“TEV/2025E Adjusted EBITDA (post-SBC)”).

All of these calculations (other than any such calculations based on the Omnicom Projections for IPG) were performed and based on publicly available financial data and market data (including share prices) as of the close of trading on December 6, 2024 and consensus estimates derived from sell-side research. The results of this selected comparable company analysis are summarized below:

	Omnicom	Publicis	WPP(1)
P/2025E Adjusted EPS	11.9x	13.5x	9.2x
TEV/ 2025E Adjusted EBITDA (post-SBC)	8.6x	9.2x	6.0x

(1)

Adjusted to reflect equity value and TEV excluding 40% stake in Kantar valued at $726 million based on $734 million last twelve months (“LTM”) Adjusted EBITDA as of 3Q24 and applying an 8.2x multiple (same multiple paid by Bain Capital for the company in 2019; resulting TEV is then reduced by $4.2 billion net debt).

PJT Partners, based on its professional judgment, selected the IPG Peers because PJT Partners believed their businesses and operating profiles are reasonably similar to that of IPG. However, because of the inherent differences between the businesses, operations and prospects of IPG and those of the IPG Peers, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the businesses, financial and operating characteristics and prospects of IPG and the IPG Peers that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, cash flow generation, capitalization policies and degree of operational risk between IPG and the IPG Peers.

Accordingly, PJT Partners selected a P/2025E Adjusted EPS multiple range of 10.0x to 12.0x and applied such range to IPG’s estimated adjusted earnings per share for the fiscal year ended December 31, 2025 (based on the fully diluted shares of IPG common stock outstanding, calculated using the treasury stock method, as of December 4, 2024) included in the Omnicom Projections for IPG of $2.71 per share to calculate a range of implied prices per share of IPG common stock. PJT Partners also selected a TEV/2025E Adjusted EBITDA (post-SBC) multiple range of 6.5x to 8.0x and applied such range to IPG’s estimated Adjusted EBITDA (post-SBC) for the fiscal year ending December 31, 2025 of $1.647 billion included in the Omnicom Projections for IPG to calculate a range of estimated TEV. PJT Partners then calculated a range of implied prices per share of IPG common stock by (i) subtracting IPG’s estimated debt as of December 31, 2024, which was estimated by Omnicom management to be $2.950 billion, (ii) adding IPG’s cash and cash equivalents as of December 31, 2024, which was estimated by Omnicom management to be $2.272 billion (after giving effect to the estimated net proceeds from IPG’s divestitures of R/GA and Huge), and (iii) subtracting the value of IPG’s minority investments as of December 31, 2024, which was estimated by Omnicom management to be $110 million from or to such range of estimated TEV and dividing such amount by the number of fully diluted shares of IPG common stock outstanding, using the treasury stock method, as of December 4, 2024. The following summarizes the results of these calculations:

Implied prices per share of IPG common stock
P/2025E Adjusted EPS	$27.15 – 32.55
TEV/2025E Adjusted EBITDA (post-SBC)	$26.10 – 32.60

Discounted Cash Flow Analysis

PJT Partners performed a discounted cash flow (“DCF”) analysis to estimate the present value of a share of IPG common stock (i) on a standalone basis (the “Standalone IPG DCF Analysis”) and (ii) after giving effect to the estimated annual after-tax operating expense synergies included in the Omnicom Synergies Estimates (the “Post-Synergies IPG DCF Analysis”). A DCF analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows generated by the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Standalone IPG DCF Analysis

PJT Partners calculated the estimated TEV of IPG using the DCF method by adding (i) IPG’s estimated unlevered free cash flows for the period from January 1, 2025 through the fiscal year ending December 31, 2029 included in the Omnicom Projections for IPG to (ii) ranges of “terminal values” of IPG as of the fiscal year ending December 31, 2029, and discounted both such amounts to their present value as of December 31, 2024 using a range of selected discount rates. The unlevered free cash flows were provided by Omnicom management as part of the Omnicom Projections for IPG and were calculated by taking IPG’s estimated Adjusted EBITDA (post-SBC) and subtracting capital expenditures, change in net working capital, unlevered cash taxes, acquisitions and cash cost-to-achieve IPG’s standalone cost-saving initiatives.

The residual value of IPG at the end of the fiscal year ending December 31, 2029, or “terminal value,” was estimated by applying a perpetuity growth rate range of 1.00% to 2.00% selected by PJT Partners in its professional judgment, to IPG’s normalized estimated unlevered free cash flow for the fiscal year ending December 31, 2029 included in the Omnicom Projections for IPG. The unlevered free cash flows and the terminal value were then discounted to present value as of December 31, 2024 using discount rates ranging from 8.75% to 9.75%, which were selected based on PJT Partners’ analysis of the weighted average cost of capital of IPG and its professional judgment.

PJT Partners then calculated a range of implied equity value per share of IPG common stock, without giving effect to any Omnicom Synergy Estimates, by (i) subtracting IPG’s debt as of December 31, 2024, which was estimated by Omnicom management to be $2.950 billion, (ii) adding IPG’s cash and cash-equivalents as of December 31, 2024, which was estimated by Omnicom management to be $2.272 billion (after giving effect to the estimated net proceeds from IPG’s divestitures of R/GA and Huge), (iii) subtracting the value of IPG’s minority investments as of December 31, 2024, which was estimated by Omnicom management to be $110 million, from or to the estimated TEV derived using the DCF method and dividing such amount by the fully diluted number of shares of IPG common stock as of December 4, 2024. The following summarizes the results of these calculations:

Implied equity value per share of IPG common stock (excluding synergies)
Discounted cash flow analysis	$28.10 – $35.95

Post-Synergies IPG DCF Analysis

PJT Partners also estimated the present value of a share of IPG common stock after giving effect to the estimated annual after-tax operating expense synergies, net of expected transaction fees and expenses and costs to achieve such synergies, included in the Omnicom Synergies Estimates by using the DCF method (the “Net Synergies”). In performing this analysis, PJT Partners calculated the estimated annual after-tax operating expense synergies, net of transaction fees and expenses and costs to achieve such synergies, included in the Omnicom Synergy Estimates for the period from January 1, 2025 through the fiscal year ending December 31, 2029 (the “Annual Net Synergies”). The residual value of all Annual Net Synergies after the end of the fiscal year ending December 31, 2029, or terminal value, was estimated by applying a perpetuity growth rate range of 1.25% to 2.25% selected by PJT Partners in its professional judgment to the Net Synergies. The Annual Net Synergies and terminal value were then discounted to present value as of December 31, 2024 using discount rates ranging from 8.25% to 9.25%, which were selected based on PJT Partners’ analysis of the weighted average cost of capital of Omnicom and its professional judgment, which resulted in a range of present values of the Annual Net Synergies of $5.612 billion to $7.532 billion, and a present value of the Annual Net Synergies at the mid-point of such discount rates and perpetuity growth rates of $6.435 billion (the “DCF-Based Midpoint Net Synergies Value”).

Based on the DCF-Based Midpoint Net Synergies Value and the Standalone IPG DCF Analysis, PJT Partners calculated a range of implied equity value per share of IPG common stock. The following summarizes the results of these calculations:

Implied equity value per share of IPG common stock (including synergies)
Discounted cash flow analysis	$42.85 – $55.75

Omnicom Financial Analyses

Selected Comparable Company Analysis

PJT Partners reviewed and compared specific financial, operating and public trading data relating to Omnicom with similar information for three selected publicly traded advertising and marketing companies that

PJT Partners deemed comparable to Omnicom. The selected comparable companies (which we refer to collectively as the “Omnicom Peers”) were IPG, Publicis and WPP. PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied prices per share of Omnicom common stock on a standalone basis, in each case by reference to these Omnicom Peers.

As part of its selected comparable company analysis of Omnicom, PJT Partners calculated and analyzed certain ratios and multiples, including (i) P/2025E Adjusted EPS and (ii) and TEV/2025E Adjusted EBITDA (post-SBC). All of these calculations (other than any such calculations based on the Omnicom Projections for Omnicom) were performed and based on publicly available financial data and market data (including share prices) as of the close of trading on December 6, 2024 and consensus estimates derived from sell-side research. The results of this selected comparable company analysis are summarized below:

	IPG	Publicis	WPP(1)
P/2025E Adjusted EPS	10.6x	13.5x	9.2x
TEV/ 2025E Adjusted EBITDA (post-SBC)	7.1x	9.2x	6.0x

(1)

Adjusted to reflect equity value and TEV excluding 40% stake in Kantar valued at $726 million based on $734 million LTM Adjusted EBITDA as of 3Q24 and applying an 8.2x multiple (same multiple paid by Bain Capital for the company in 2019; resulting TEV is then reduced by $4.2 billion net debt).

PJT Partners, based on its professional judgment, selected the Omnicom Peers because PJT Partners believed their businesses and operating profiles are reasonably similar to that of Omnicom. However, because of the inherent differences between the businesses, operations and prospects of Omnicom and those of the Omnicom Peers, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the businesses, financial and operating characteristics and prospects of Omnicom and the Omnicom Peers that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, cash flow generation and degree of operational risk between Omnicom and the Omnicom Peers.

Accordingly, PJT Partners selected a P/2025E Adjusted EPS multiple range of 11.0x to 13.0x and applied such range to Omnicom’s estimated adjusted earnings per share for the fiscal year ended December 31, 2025 (based on the fully diluted shares of Omnicom common stock outstanding, calculated using the treasury stock method, as of December 4, 2024) included in the Omnicom Projections for Omnicom of $8.63 per share to calculate a range of implied prices per share of Omnicom common stock. PJT Partners also selected a TEV/2025E Adjusted EBITDA (post-SBC) multiple range of 8.0x to 9.5x and applied such range to Omnicom’s estimated Adjusted EBITDA (post-SBC) for the fiscal year ending December 31, 2025 of $2.724 billion included in the Omnicom Projections for Omnicom to calculate a range of estimated TEV. PJT Partners then calculated a range of implied prices per share of Omnicom common stock by (i) subtracting Omnicom’s debt as of December 31, 2024, which was estimated by Omnicom management to be $6.150 billion, (ii) adding Omnicom’s cash and cash-equivalents as of December 31, 2024, which was estimated by Omnicom management to be $4.485 billion, (iii) subtracting the value of Omnicom’s minority investments as of December 31, 2024, which was estimated by Omnicom management to be $1.286 billion, and (iv) adding the value of Omnicom’s investment in affiliates as of December 31, 2024, which was estimated by Omnicom management to be $66 million from or to such range of estimated TEV and dividing such amount by the number of fully diluted shares of Omnicom common stock outstanding, calculated using the treasury stock method, as of December 4, 2024. The following summarizes the results of these calculations:

Implied prices per share of Omnicom common stock
P/2025E Adjusted EPS	$94.95 –112.25
TEV/2025E Adjusted EBITDA (post-SBC)	$94.20 –114.30

Discounted Cash Flow Analysis

PJT Partners performed a DCF analysis to estimate the present value of a share of Omnicom on a standalone basis (the “Standalone Omnicom DCF Analysis”). To calculate the estimated TEV of Omnicom using the DCF method, PJT Partners added (i) Omnicom’s estimated unlevered free cash flows for the period from January 1, 2025 through the fiscal year ending December 31, 2029 included in the Omnicom Projections for Omnicom to (ii) ranges of “terminal values” of Omnicom as of the fiscal year ending December 31, 2029, and discounted both such amounts to their present value as of December 31, 2024 using a range of selected discount rates. The unlevered free cash flows were provided by Omnicom management as part of the Omnicom Projections for Omnicom and were calculated by taking Omnicom’s estimated Adjusted EBITDA (post-SBC) and subtracting capital expenditures, change in net working capital, unlevered cash taxes and acquisitions.

The residual value of Omnicom at the end of the fiscal year ending December 31, 2029, or terminal value, was estimated by applying a perpetuity growth rate range of 1.25% to 2.25%, selected by PJT Partners in its professional judgment, to Omnicom’s normalized estimated unlevered free cash flow for the fiscal year ending December 31, 2029 included in the Omnicom Projections for Omnicom. The unlevered free cash flows and the terminal value were then discounted to present value as of December 31, 2024 using discount rates ranging from 8.25% to 9.25%, which were selected based on PJT Partners’ analysis of the weighted average cost of capital of Omnicom and its professional judgment.

PJT Partners then calculated a range of implied equity value per share of Omnicom common stock, without giving effect to any Omnicom Synergy Estimates, by (i) subtracting Omnicom’s debt as of December 31, 2024, which was estimated by Omnicom management to be $6.150 billion, (ii) adding Omnicom’s cash and cash-equivalents as of December 31, 2024, which was estimated by Omnicom management to be $4.485 billion, (iii) subtracting the value of Omnicom’s minority investments as of December 31, 2024, which was estimated by Omnicom management to be $1.286 billion, and (iv) adding the value of Omnicom’s investment in affiliates as of December 31, 2024, which was estimated by Omnicom management to be $66 million, from or to the estimated TEV derived using the DCF method and dividing such amount by the fully diluted number of shares of Omnicom common stock as of December 4, 2024. The following summarizes the results of these calculations:

Implied equity value per share of Omnicom common stock
Discounted cash flow analysis	$102.40 – $136.60

Contribution Analysis

PJT Partners performed a contribution analysis in which it reviewed Omnicom’s and IPG’s respective estimated adjusted net income and estimated levered free cash flows, as provided in the Omnicom Projections for Omnicom and the Omnicom Projections for IPG, in terms of their contribution to the combined company for each fiscal year ending December 31, 2025–2029. The estimated levered free cash flows for Omnicom and IPG were calculated by taking each company’s Adjusted EBITDA (post-SBC) and adding stock-based compensation and subtracting capital expenditures, change in new working capital, net cash interest expenses and levered cash taxes. This analysis did not take into account the impact of any Omnicom Synergy Estimates. This analysis indicated (i) a range of Omnicom’s percentage contribution to the estimated adjusted net income of the combined company for such period of 62.7% to 63.2%, (ii) a range of IPG’s percentage contribution to the estimated adjusted net income of the combined company for such period of 36.8% to 37.6%, (iii) a range of Omnicom’s percentage contribution to the estimated levered free cash flows of the combined company for such period of 62.0% to 64.5% and (iv) a range of IPG’s percentage contribution to the estimated levered free cash flows of the combined company for such period of 35.5% to 38.0%.

Implied Exchange Ratio

PJT Partners calculated a range of implied exchange ratios for Omnicom common stock per share of IPG common stock based on the ranges of implied prices per share of IPG and the range of implied prices per share of

Omnicom that were calculated by PJT Partners in its selected comparable company analyses of IPG and Omnicom, using both P/2025E Adjusted EPS and TEV/2025E Adjusted EBITDA (post-SBC), the Standalone IPG DCF Analysis and the Standalone Omnicom DCF Analysis. PJT Partners calculated the high end of the implied exchange ratio ranges by dividing the high value of the IPG implied price or equity value per share reference range for such applicable analysis by the low value of the Omnicom implied price or equity value per share reference range for each applicable analysis. PJT Partners calculated the low end of the implied exchange ratio range by dividing the low value of the IPG implied price or equity value per share reference range for each applicable analysis by the high value of the Omnicom implied price or equity value per share reference range for each applicable analysis. The result of this analysis was an implied exchange ratio range of (i) 0.242x–0.343x based on the P/2025E Adjusted EPS selected comparable company analyses, (ii) 0.228x–0.346x based on the TEV/2025E Adjusted EBITDA (post-SBC) selected comparable company analyses, and (iii) 0.206x–0.351x based on the Standalone IPG DCF Analysis and the Standalone Omnicom DCF Analysis.

PJT Partners also calculated range of implied exchange ratios for Omnicom common stock per share of IPG common stock based on the Post-Synergies IPG DCF Analysis and the Omnicom Standalone DCF Analysis. The result of this analysis was an implied exchange ratio range of 0.314x–0.544x.

“Has/Gets” Analysis

PJT Partners performed a DCF-based “Has/Gets” analysis in order to compare the DCF-based equity value per share of Omnicom on a standalone basis to the DCF-based equity value per share of the combined company, giving effect to the Net Synergies and the completion of the merger, in each case, from the perspective of the Omnicom stockholders. For purposes of the DCF-based “Has/Gets” analysis, PJT Partners calculated the equity value of the combined company, giving effect to the Net Synergies and the completion of the merger (the “DCF-Based Midpoint Combined Company Equity Value”), by adding (i) the standalone equity value of Omnicom based on PJT Partners’ Standalone Omnicom DCF Analysis at the mid-point of the discount rates and perpetuity growth rates used in such DCF analysis (the “DCF-Based Midpoint Omnicom Equity Value”), (ii) the standalone equity value of IPG based on the Standalone IPG DCF Analysis (as described above) at the mid-point of the discount rates and perpetuity growth rates used in such DCF analysis and (iii) the DCF-Based Midpoint Net Synergies Value. PJT Partners then calculated the implied price per share of Omnicom common stock on a standalone basis and the implied price per share of the combined company, giving effect to the Net Synergies and the completion of the merger, by, respectively, (i) dividing the DCF-Based Midpoint Omnicom Equity Value by the number of fully diluted shares of Omnicom common stock outstanding, calculated using the treasury stock method, as of December 4, 2024, and (ii) dividing the DCF-Based Midpoint Combined Company Equity Value by the pro forma number of outstanding shares of Omnicom common stock on a fully diluted basis, giving effect to the completion of the merger, at the exchange ratio pursuant to the merger agreement and calculated using the treasury stock method. This DCF-based “Has/Gets” analysis resulted in (i) an implied price per share of Omnicom on a standalone basis of $117.07 and (ii) an implied price per share of the combined company, giving effect to the Net Synergies and the completion of the merger, of $126.37, representing an increase in DCF-based value of approximately 7.9% in respect of a share of Omnicom common stock.

PJT Partners performed a market-based “Has/Gets” analysis in order to compare the $103.42 closing price of Omnicom common stock on December 6, 2024 to equity value per share of the combined company, giving effect to the Net Synergies and the completion of the merger, implied by the December 6, 2024 closing prices of Omnicom common stock ($103.42) and IPG common stock ($29.26), in each case, from the perspective of the Omnicom stockholders. For purposes of the market-based “Has/Gets” analysis, PJT Partners calculated the equity value of the combined company, giving effect to the Net Synergies and the completion of the merger (the “Market-Based Combined Company Value”), by adding (i) the standalone equity value of Omnicom (determined by multiplying the December 6, 2024 closing price of Omnicom common stock by the number of fully diluted shares of Omnicom common stock outstanding, calculated using the treasury stock method, as of December 4, 2024), (ii) the standalone equity value of IPG (determined by multiplying the December 6, 2024 closing price of IPG common stock by the number of fully diluted shares of IPG common stock outstanding, calculated using the treasury stock method, as of December 4, 2024) and (iii) the DCF-Based Midpoint Net Synergies Value. PJT Partners then calculated the implied price per share of the combined company, giving effect to the Net Synergies and the completion of the merger, by dividing the Market-Based Combined Company Value by the pro forma number of outstanding shares of Omnicom common stock on a fully diluted basis, giving effect to the completion of the merger, at the exchange ratio pursuant to the merger agreement and calculated using the treasury stock method. This marked-based “Has/Gets” analysis resulted in an implied price per share of the combined company, giving effect to the Net Synergies and the completion of the merger, of $115.58, representing an increase of approximately 11.8% relative to the December 6, 2024 closing price of Omnicom common stock.

Other Information

PJT Partners also observed the additional factors described below, which were not considered part of its financial analyses in connection with rendering its opinion, but were referenced solely for informational purposes:

•

historical trading prices of IPG common stock and Omnicom common stock during the 52-week period ending December 6, 2024, which indicated (i) low and high prices of IPG common stock during such 52-week period of $26.90 and $35.15, (ii) low and high prices of Omnicom common stock during such 52-week period of $80.00 and $107.00 and (iii) a range of implied exchange ratios of Omnicom common stock per share of IPG common stock of 0.251x to 0.440x;

•

publicly available Wall Street research analysts’ standalone share price targets in the next 12 months for each of IPG common stock and Omnicom common stock, which, after excluding each of the highest and lowest standalone share price targets for each of IPG common stock and Omnicom common stock and discounting such remaining share price targets to December 31, 2024 using IPG’s estimated cost of equity of 11.25% and Omnicom’s estimated cost of equity of 10.50%, respectively, indicated (i) a target share price range for IPG common stock of $24.25 to $31.45, (ii) a target share price range for Omnicom common stock of $93.20 to $114.55 and (iii) a range of implied exchange ratios of Omnicom common stock per share of IPG common stock range of 0.212x to 0.338x; and

•

an illustrative analysis performed by PJT Partners of the estimated future earnings accretion of the combined company from the perspective of the Omnicom stockholders using the Omnicom Standalone Projections and the Net Synergies for the period from January 1, 2026 through the fiscal year ending December 31, 2029.

PJT Partners also reviewed certain other industry transactions and advised the Omnicom board that, based on PJT Partners’ professional judgment, such transactions were of limited relevance for comparative purposes. Accordingly, PJT Partners did not perform a comparable transactions analysis.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company used in the above-described analyses as a comparison is directly comparable to Omnicom or IPG. The terms of the merger agreement, including the exchange ratio, were determined through arm’s-length negotiations among Omnicom, IPG and Merger Sub, rather than PJT Partners, and the decision to enter into the merger agreement was solely that of Omnicom, IPG and Merger Sub.

PJT Partners prepared these analyses for purposes of providing its opinion to the Omnicom board as to the fairness, from a financial point of view, as of the date of the written opinion of PJT Partners, of the exchange ratio in the merger to Omnicom. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Omnicom, IPG, PJT Partners or any other person assumes responsibility if future results are materially different from those forecasts.

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As a leading global M&A, capital raising, restructuring and liability management, and governance and shareholder practices advisor, PJT Partners undertakes significant client coverage efforts and has advised and/or discussed potential strategic transactions with a number of participants in Omnicom’s sector. Omnicom selected PJT Partners to act as its financial advisor because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the advertising and marketing industry specifically.

PJT Partners is acting as financial advisor to Omnicom in connection with the merger. As compensation for its services in connection with the merger, PJT Partners is entitled to receive from Omnicom an aggregate fee of $75 million, $5 million of which became payable upon the delivery of PJT Partners’ opinion to the Omnicom board and the remainder of which is contingent and payable upon the consummation of the merger. Omnicom has also agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).

In the ordinary course of PJT Partners’ and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Omnicom, IPG or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of PJT Partners’ opinion, certain of PJT Partners’ affiliates provided corporate governance services to Omnicom unrelated to the merger, for which PJT Partners received aggregate fees of less than $1 million and may receive additional fees in the future. PJT Partners did not advise, and did not receive fees from, IPG during this period.

Recommendation of the IPG Board of Directors and Reasons for the Merger

By a unanimous vote at a meeting held on December 8, 2024, the IPG board determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, were advisable, fair to, and in the best interests of, IPG and its stockholders, and unanimously approved, authorized and adopted the merger agreement and the transactions contemplated by the merger agreement, including the merger, and resolved to recommend that the IPG stockholders adopt the merger agreement.

The IPG board unanimously recommends that IPG stockholders vote “FOR” the IPG merger proposal, “FOR” the IPG compensation proposal and “FOR” the IPG adjournment proposal.

In the course of reaching its determination and recommendation, the IPG board met many times to consider a potential transaction with Omnicom and consulted with IPG’s executive management, outside legal counsel and financial advisor. In addition, the IPG board considered a number of factors, including the following factors (which list is not exhaustive and is not necessarily presented in order of relative importance), which the IPG board viewed as being positive or favorable in coming to its determination and recommendation:

•

the strategic rationale for the merger that it will result in a combined company with a balanced portfolio of creative, data and media assets positioned to capture the highest growth areas of the rapidly transforming media landscape and accelerate innovation;

•

the complementary nature of IPG’s and Omnicom’s offerings, geographic presence, values and culture, which will combine to deliver a comprehensive and broad portfolio of services and products to create personalized experiences at scale and speed;

•

the belief that the combination of the IPG and Omnicom data and technology platforms will create a leading identity solutions platform with a comprehensive understanding of consumer behavior and transactions, allowing the combined company to deliver superior data-driven outcomes for its clients;

•	the belief that the combined company will be positioned to deliver superior economic returns on the technology investments that form a growing part of the contemporary client service foundation;

•

the stock-for-stock transaction allows IPG stockholders to participate in the value and opportunities of the combined company after the merger, that will have highly complementary assets, platform capabilities and expertise across all channels and geographies, which the IPG board believes will result in growth and long-term value creation for stockholders of the combined company;

•

the all-stock consideration, which the IPG board believes will be a highly attractive currency, enables IPG stockholders to have a significant continued ownership position in the combined company (approximately 39.4% of the issued and outstanding shares of common stock in the combined company following the merger);

•

the fact that the implied value of the merger consideration represented a 21.5% premium to the closing price of IPG common stock on December 4, 2024 and a 1% premium to the 52-week high price of IPG common stock as of December 4, 2024;

•	the expectation of significant cost synergies to be achieved by the combined company following the completion of the merger;

•

the anticipated pro forma financial impact of the merger on the combined company, including that the merger is anticipated to be accretive to adjusted earnings per share for Omnicom and IPG stockholders;

•

the expectation that the combined company will generate significant free cash flow and that Omnicom will maintain current practices for use of free cash flow, including continuation of its quarterly cash dividend to Omnicom stockholders and return of capital to stockholders through share repurchases;

•	the belief, based on the analyses presented to and discussed by the IPG board, that the Omnicom common stock was reasonably valued at current trading prices;

•	the IPG board’s review and discussions with IPG executive management and legal and financial advisors concerning the due diligence examination of Omnicom;

•

the fact that, based on the fixed exchange ratio of 0.344 shares of Omnicom common stock for each share of IPG common stock, the IPG stockholders would benefit from any increase in the trading price of Omnicom common shares prior to the completion of the merger;

•

the fact that the combined company will be overseen by an experienced and majority-independent board of directors, which will include three directors from the IPG board, including Mr. Krakowsky, and will be managed by an experienced management team, led by Omnicom’s current Chairman and Chief Executive Officer, Mr. Wren, and which will include Mr. Krakowsky as Co-President and Co-Chief Operating Officer and Co-Chair of the management integration committee;

•

the oral opinion, subsequently confirmed in writing, of Morgan Stanley delivered to the IPG board that, as of December 8, 2024, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to IPG stockholders (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)), as well as the related financial analysis presented by Morgan Stanley to the IPG board, as more fully described below in “—Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor”;

•

the views of the IPG board with respect to potential strategic alternatives available to IPG, including the possibility of remaining a stand-alone company in a rapidly changing and evolving industry, the projected financial results of IPG as a stand-alone company, and the belief of the IPG board that these alternatives would not deliver the financial and operational benefits that could be achieved in the proposed merger with Omnicom;

•	the fact that the merger is expected to be treated as a reorganization within the meaning of Section 368(a) of the Code;

•	the ability of IPG to continue to make incentive grants in the ordinary course and implement an employee retention program to address employee retention pending completion of the merger;

•

the fact that under the terms of the merger agreement, IPG is permitted to declare and pay a quarterly dividend of up to $0.33 per share of IPG common stock during the pendency of the merger and to continue share repurchases in an aggregate amount of up to $325 million annually;

•	the likelihood that the merger could be completed, based on, among other things:

•

the conditions in the merger agreement to the obligations to close the merger, as well as IPG’s ability to seek specific performance to prevent breaches of the merger agreement, including the ability to cause the merger to be consummated if all of the conditions to Omnicom’s obligations to effect the merger have been satisfied or waived, as described under “The Merger Agreement—Specific Performance; Remedies”;

•

the fact that Omnicom agreed to use its reasonable best efforts to take any and all steps necessary to obtain approval of the merger by any governmental entity, including taking all steps necessary to resolve objections, if any, as may be asserted with respect to the merger under any applicable laws;

•

the fact that in the event IPG terminates the merger agreement due to an Omnicom adverse recommendation change, Omnicom will pay IPG a termination fee of $676 million, as described under “The Merger Agreement—Expenses; Termination Fees.”

•

the belief of the IPG board, after reviewing the merger agreement with its legal advisors, that the terms of the merger agreement (taken as a whole), including the representations and warranties, covenants, deal protection and termination provisions and closing conditions, were reasonable, and the belief that the merger agreement did not impose unreasonable burdens on IPG and would not preclude a superior proposal; in this regard, the IPG board particularly considered the following:

•

the ability of the IPG board, in certain circumstances, to change its recommendation to IPG stockholders in favor of the merger in the event of (i) a superior proposal, where the IPG board may take into account a number of factors in determining whether such offer is “superior,” or (ii) certain intervening events not known or reasonably foreseeable to the IPG board at or prior to the time the merger agreement was entered into;

•

the judgment of the IPG board that the termination fee of $439 million, as described under “The Merger Agreement—Expenses; Termination Fees,” payable by IPG to Omnicom in the event Omnicom terminates the merger agreement due to an IPG adverse recommendation change, was reasonable and would not preclude another party from submitting a proposal to acquire IPG; and

•

the ability of IPG in certain circumstances to provide non-public information to, and engage in negotiations with, a third party that makes an unsolicited acquisition proposal that would reasonably be expected to lead to a superior proposal; and

•

the fact that in the event of a termination of the merger agreement in certain circumstances, due to the Omnicom stockholders failing to approve the Omnicom issuance proposal, Omnicom has agreed to reimburse IPG’s expenses up to $25 million.

The IPG board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (which list is not exhaustive and is not necessarily presented in order of relative importance):

•

the fact that, based on the fixed exchange ratio of 0.344 shares of Omnicom common stock for each share of IPG common stock, IPG stockholders will be adversely affected by a decrease in the trading price of Omnicom stock prior to completion of the merger, and may receive less value for their shares of IPG common stock upon completion of the merger than calculated based on the price of Omnicom common stock at the time the IPG board approved the merger agreement;

•

the risk that the trading price of Omnicom common stock could be adversely impacted by decreases in Omnicom’s financial results or other factors before or after the closing of the merger or as a result of the dilution caused by the issuance of the merger consideration to IPG stockholders;

•

the risk that governmental entities may not approve the merger, or may impose conditions on IPG or Omnicom in order to gain approval for the merger that may adversely impact the ability of the combined business to realize benefits or synergies that are projected to occur in connection with the merger;

•

the potential negative effect that the pendency of the merger, or the failure to complete the merger, could have on IPG’s business and relationships with its employees, clients, vendors and stockholders;

•

the fact that forecasts of future results of operations and synergies are necessarily estimates based on assumptions, and that, for these and other reasons, there is a risk of not realizing anticipated performance or capturing anticipated cost synergies and the risk that other anticipated benefits might not be fully realized or achieved in the time frame currently contemplated;

•

the possibility that the anticipated benefits of the merger will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two businesses or general market conditions and competitive factors in the areas where IPG and Omnicom operate;

•

the fact that the merger agreement contains certain restrictions on the conduct of IPG’s business prior to the completion of the merger, which may delay or prevent IPG from undertaking business opportunities that may arise outside of the ordinary course of business or certain other actions it might otherwise take with respect to its operations pending completion of the merger;

•	the fact that, under the terms of the merger agreement, IPG cannot solicit other acquisition proposals;

•

the possible impact on other potential acquirors of the termination fee of $439 million that would be payable by IPG in the event Omnicom terminates the merger agreement due to an IPG adverse recommendation change;

•

the fact that, under the terms of the merger agreement, unless Omnicom terminates the merger agreement, IPG must hold a stockholder vote on the approval of the IPG merger proposal, even if the IPG board has withdrawn or changed its recommendation in favor of the IPG merger proposal, and the fact that IPG is unable to terminate the merger agreement in connection with a superior proposal;

•	the possibility that the Omnicom board could, under certain circumstances, consider competing proposals and change its recommendation to the Omnicom stockholders;

•

the fact that, if the merger agreement is terminated in circumstances where the IPG stockholders have not approved the IPG merger proposal, then IPG has agreed to reimburse Omnicom’s expenses up to $25 million;

•	the possible diversion of management attention and resources towards the completion of the merger and away from the operation of IPG’s business or other strategic opportunities;

•	the potential for legal claims or litigation related to the merger;

•	certain anticipated merger-related costs, which could be higher than expected; and

•	risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In considering the recommendation of the IPG board with respect to the IPG merger proposal, you should be aware that IPG directors and executive officers may have interests in the merger that are different from, or in addition to, yours. The IPG board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the merger agreement be adopted by IPG stockholders. See section entitled “—Interests of IPG Directors and Executive Officers in the Merger.”

The IPG board believed that, overall, the potential benefits of the merger to IPG stockholders outweighed the risks and uncertainties of the merger.

The foregoing discussion of factors considered by the IPG board in reaching its conclusions and recommendation includes the principal factors considered by the IPG board, but is not intended to be exhaustive and may not include all of the factors considered by the IPG board. In light of the variety of factors considered in connection with its evaluation of the merger, the IPG board did not find it practicable to, and did not, quantify or otherwise assign relative or specific weights to the specific factors considered in reaching its determinations and recommendation. Moreover, each member of the IPG board applied his or her own personal business judgment to the process and may have given different weight to different factors. The IPG board based its recommendation on the totality of the information available to it, including discussions with IPG management and outside legal and financial advisors.

It should be noted that this explanation of the reasoning of the IPG board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor

IPG retained Morgan Stanley to act as financial advisor in connection with the review of strategic and financial alternatives by IPG and the IPG board. The IPG board selected Morgan Stanley to act as IPG’s financial advisor based on, among other things, Morgan Stanley’s qualifications, reputation, experience, expertise and its knowledge of IPG and its business and the industries in which IPG conducts its business. On December 8, 2024, Morgan Stanley rendered to the IPG board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 8, 2024 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in preparing its opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to IPG stockholders (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)).

The full text of the written opinion of Morgan Stanley, dated December 8, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion, is included as Annex C to this document and is incorporated herein by reference in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the opinion carefully and in its entirety. The Morgan Stanley opinion was directed to the IPG board in its capacity as such, and addressed only the fairness from a financial point of view, as of the date of such opinion, the exchange ratio pursuant to the merger agreement to IPG stockholders (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Merger Sub)). Morgan Stanley’s opinion did not in any manner address the prices at which Omnicom common stock would trade following the consummation of the merger or at any time, and Morgan Stanley expressed no opinion or recommendation as to how Omnicom stockholders or IPG stockholders should vote at the Omnicom special meeting or the IPG special meeting, respectively.

For purposes of its opinion, Morgan Stanley:

1. Reviewed certain publicly available financial statements and other business and financial information of IPG and Omnicom, respectively;

2. Reviewed certain internal financial statements and other financial and operating data concerning IPG and Omnicom, respectively;

3. Reviewed the IPG Projections (as defined below) (for more detail see the section of this joint proxy statement/prospectus captioned “—Certain Unaudited Prospective Financial Information Prepared by IPG”), and certain financial projections with respect to IPG that were derived from a consensus of selected Wall Street equity research financial forecasts (the “IPG Street Projections”);

4. Reviewed the Omnicom Projections for Omnicom (as defined below) (for more detail see the section of this joint proxy statement/prospectus captioned “—Certain Unaudited Prospective Financial Information Prepared by Omnicom”) and certain financial projections with respect to Omnicom that were derived from a consensus of selected Wall Street equity research financial forecasts (the “Omnicom Street Projections”);

5. Reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of IPG;

6. Discussed the past and current operations and financial condition and the prospects of IPG, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of IPG;

7. Discussed the past and current operations and financial condition and the prospects of Omnicom with senior executives of Omnicom;

8. Reviewed the pro forma impact of the merger on Omnicom’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

9. Reviewed the reported prices and trading activity for the IPG common stock and Omnicom common stock;

10. Compared the financial performance of IPG and Omnicom and the prices and trading activity of the IPG common stock and Omnicom common stock with that of certain other publicly-traded companies comparable with IPG and Omnicom, respectively, and their securities;

11. Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12. Participated in certain discussions and negotiations among representatives of IPG and their legal advisors and representatives of Omnicom and their financial and legal advisors;

13. Reviewed the merger agreement and certain related documents; and

14. Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley has deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by IPG and Omnicom, and formed a substantial basis for its opinion. With respect to the IPG Projections, the Omnicom

Projections for Omnicom and information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of IPG and Omnicom of the future financial performance of IPG and Omnicom. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Code and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not legal, tax or regulatory advisors. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Omnicom and IPG and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of IPG’s officers, directors or employees, or any class of such persons, relative to the exchange ratio applicable to IPG stockholders in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of IPG or Omnicom, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of its opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the IPG board, both provided as of December 8, 2024. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of December 4, 2024, and is not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and was directed by the IPG board to rely upon, among other matters, (i) the IPG Projections and (ii) the Omnicom Projections for Omnicom. The IPG Projections and the Omnicom Projections for Omnicom are more fully described below in the section of this joint proxy statement/prospectus captioned “The Merger—Certain Unaudited Prospective Financial Information Prepared by IPG” beginning on page 116 and “The Merger—Certain Unaudited Prospective Financial Information Prepared by Omnicom” beginning on page 113. For reference only, and not as a component of its fairness analysis, Morgan Stanley also reviewed the IPG Street Projections and Omnicom Street Projections.

Public Trading Comparables

Morgan Stanley performed a public trading comparables analysis, which is designed to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for each of IPG and Omnicom with comparable publicly available consensus mean equity analyst research estimates for selected companies that, in Morgan Stanley’s professional judgment, share certain similar business characteristics and have certain comparable operating characteristics including, among other things, product characteristics, similarly sized revenue and/or revenue growth rates, market capitalization, profitability, scale and/or other similar operating characteristics (which companies are referred to as the comparable companies). These companies were Publicis, WPP, IPG and Omnicom.

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value (“AV”), defined as market capitalization plus net debt (calculated throughout as book value of total debt less cash and cash equivalents), plus non-controlling interests, liabilities held for sale or otherwise deemed non-core, contingent acquisition consideration or deferred purchase price consideration, cross currency swaps, and underfunded pension liabilities, less assets held for sale or otherwise deemed non-core and equity method investments and other financial assets, to Adjusted EBITDA, defined as net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill, and depreciation, estimated for calendar year 2025 (“AV/2025E Adjusted EBITDA”). To normalize AV/2025E Adjusted EBITDA for Publicis and WPP in accordance with companies that report in US GAAP, AV excluded lease liabilities in the calculation of net debt, and adjusted EBITDA was burdened by depreciation of right-of-use assets and interest paid on lease liabilities.

For purposes of this analysis, Morgan Stanley also analyzed the ratio of price per share to adjusted earnings per share (“adjusted EPS”), defined as earnings per share adjusted for amortization of acquired intangibles, restructuring charges and other adjustments, estimated for calendar year 2025 (“2025E P/E”).

The results of the public trading comparables analysis are summarized below:

	IPG	Omnicom	Publicis	WPP
AV/2025E Adjusted EBITDA	7.5x	9.3x	9.6x	7.0x
2025E P/E	10.6x	11.9x	13.0x	9.1x

IPG Public Trading Comparables Analysis

Based on its analysis of the relevant metrics for each of the comparable companies and its professional judgment, Morgan Stanley selected reference ranges for AV/2025E Adjusted EBITDA and 2025E P/E of 7.0x – 9.6x and 9.1x – 13.0x, respectively, for IPG. Morgan Stanley applied the selected reference ranges to the adjusted EBITDA and earnings per share, each as set forth in the IPG Projections and the IPG Street Projections (for reference purposes only). Morgan Stanley’s analysis resulted in the following implied price per share ranges for IPG common stock (rounded to the nearest $0.25):

Benchmark	Reference Range	Price Per Share Range
AV/2025E Adjusted EBITDA
IPG Projections	7.0x – 9.6x	$26.75 – $38.00
IPG Street Projections*	7.0x – 9.6x	$27.00 – $38.50

2025E P/E
IPG Projections	9.1x – 13.0x	$25.00 – $35.50
IPG Street Projections*	9.1x – 13.0x	$25.00 – $35.75

*	For reference only

Omnicom Public Trading Comparables Analysis

Based on its analysis of the relevant metrics for each of the comparable companies and its professional judgment, Morgan Stanley selected reference ranges for AV/2025E Adjusted EBITDA and 2025E P/E of 7.0x – 9.6x and 9.1x – 13.0x, respectively, for Omnicom. Morgan Stanley applied the selected reference ranges to the adjusted EBITDA and adjusted EPS, each as set forth in the Omnicom Projections for Omnicom and the Omnicom Street Projections (for reference purposes only). Morgan Stanley’s analysis resulted in the following implied price per share ranges for Omnicom common stock (rounded to the nearest $0.25):

Benchmark	Reference Range	Price Per Share Range
AV/2025E Adjusted EBITDA
Omnicom Projections for Omnicom	7.0x – 9.6x	$71.00 – $105.75
Omnicom Street Projections*	7.0x – 9.6x	$71.75 – $106.75

2025E P/E
Omnicom Projections for Omnicom	9.1x – 13.0x	$78.50 – $112.25
Omnicom Street Projections*	9.1x – 13.0x	$79.25 – $113.25

*	For reference only

Exchange Ratio Implied by Public Trading Comparables Analysis

Morgan Stanley then calculated the estimated implied exchange ratio range as set forth in the table below. Morgan Stanley divided the highest per share price for IPG common stock resulting from the application of the relevant multiples described above by the lowest per share price for Omnicom common stock resulting from the application of the relevant multiples described above to derive the highest exchange ratio implied by the public trading comparables analysis. Morgan Stanley divided the lowest per share price for IPG common stock resulting from the application of the relevant multiples described above by the highest per share price for Omnicom common stock resulting from the application of the relevant multiples described above to derive the lowest exchange ratio implied by the public trading comparables analysis. The implied exchange ratio range (rounded to three decimal places) resulting from this analysis was as follows:

Benchmark	Implied Exchange Ratio Range
AV/2025E Adjusted EBITDA
IPG Projections to Omnicom Projections for Omnicom	0.252x – 0.534x
IPG Street Projections to Omnicom Street Projections*	0.253x – 0.536x

2025E P/E
IPG Projections to Omnicom Projections for Omnicom	0.222x – 0.453x
IPG Street Projections to Omnicom Street Projections*	0.222x – 0.452x

*	For reference only

Ownership Implied by Public Trading Comparables Analysis

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024, as provided by IPG management and calculated using the treasury stock method, with the low end and the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024, as provided by Omnicom management and calculated using the treasury stock method.

The implied IPG equity value ownership range was:

Benchmark	Implied IPG Ownership Range
AV/2025E Adjusted EBITDA
Based on IPG Projections and Omnicom Projections for Omnicom	32.2% – 50.3%
Based on IPG Street Projections and Omnicom Street Projections*	32.4% – 50.5%

2025E P/E
Based on IPG Projections and Omnicom Projections for Omnicom	29.5% – 46.2%
Based on IPG Street Projections and Omnicom Street Projections*	29.5% – 46.2%

*	For reference only

No company utilized in the public trading comparables analyses is identical to IPG or Omnicom, respectively, or directly comparable in business mix, size or other metrics. Accordingly, an analysis of the results of the foregoing analysis necessarily involves complex considerations and judgments concerning differences between IPG and Omnicom and the companies being compared and other factors that would affect the value of the companies to which IPG and Omnicom are being compared. In selecting comparable companies, Morgan Stanley made numerous judgments and assumptions with respect to size, business mix, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of IPG or Omnicom. These include, among other things, the impact of competition on IPG’s or Omnicom’s businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of IPG or Omnicom, the industry, or in the financial markets in general, which could affect the public trading value of IPG and Omnicom or the companies to which they are being compared.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share on a stand-alone basis for each of IPG and Omnicom.

IPG Discounted Equity Value Analysis

To calculate the discounted equity value for IPG, Morgan Stanley utilized expected adjusted EPS for 2027 based on (i) the IPG Projections and (ii) for reference purposes only, the IPG Street Projections. Based upon the application of its professional judgment and experience after reviewing and comparing certain financial estimates for IPG, Morgan Stanley applied a range of price per share of IPG common stock to next twelve months (“NTM”) adjusted EPS (which is referred to for the purposes of this section as “NTM P/E”) of 10.0x to 12.0x to these estimates and discounted the resulting values to December 4, 2024 at a discount rate of 9.8%, which rate was selected based on the midpoint estimated cost of equity for IPG, based on the Capital Asset Pricing Model.

Based on this analysis, Morgan Stanley derived the following ranges of implied price per share of IPG common stock (rounded to the nearest $0.25):

Implied Price Per Share ($)
Based on IPG Projections	$32.50 – $38.25
Based on IPG Street Projections*	$29.25 – $34.50

*	For reference only

Omnicom Discounted Equity Value Analysis

To calculate the discounted equity value for Omnicom, Morgan Stanley utilized expected adjusted EPS for 2027 based on (i) the Omnicom Projections for Omnicom and (ii) for reference purposes only, the Omnicom Street Projections. Based upon the application of its professional judgment and experience after reviewing and comparing certain financial estimates for Omnicom, Morgan Stanley applied a range of NTM P/E multiples of 10.5x to 13.0x to these estimates and discounted the resulting values to December 4, 2024 at a discount rate of 9.3%, which rate was selected based on the midpoint estimated cost of equity for Omnicom, based on the Capital Asset Pricing Model.

Based on this analysis, Morgan Stanley derived the following ranges of implied price per share of Omnicom common stock (rounded to the nearest $0.25):

Implied Price Per Share ($)
Based on Omnicom Projections for Omnicom	$94.50 – $115.25
Based on Omnicom Street Projections*	$96.75 – $117.75

*	For reference only

Exchange Ratio Implied by Discounted Equity Value Analysis

Morgan Stanley then calculated the exchange ratio reference ranges implied by the discounted equity value analysis. To determine the lower end of such ranges, Morgan Stanley divided the low end of the implied IPG share price range by the high end of the implied Omnicom share price range. For the high end of such range, Morgan Stanley divided the high end of the implied IPG share price range by the low end of the implied Omnicom share price range.

The implied exchange ratio reference ranges resulting from this analysis was as follows:

Implied Exchange Ratio Range
Based on IPG Projections and Omnicom Projections for Omnicom	0.282x –0.404x
Based on IPG Street Projections and Omnicom Street Projections*	0.250x –0.357x

*	For reference only

Ownership Implied by Discounted Equity Value Analysis

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024, as provided by IPG management and calculated using the treasury stock method, with the low end and with the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024, as provided by Omnicom management and calculated using the treasury stock method.

The implied IPG equity value ownership range was:

Implied IPG Ownership Range
Based on IPG Projections and Omnicom Projections for Omnicom	34.7% –43.3%
Based on IPG Street Projections and Omnicom Street Projections*	32.0% – 40.3%

*	For reference only

Discounted Cash Flow Analysis

Morgan Stanley conducted a DCF analysis for the purpose of determining an implied equity value per share for IPG common stock and for Omnicom common stock. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” or “free cash flows” refer to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. For purposes of the foregoing calculation, future share-based compensation is treated as a cash expense. “Present value” refers to the current value of one or more future cash flows from an asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

IPG Discounted Cash Flow Analysis

Morgan Stanley calculated the estimated present value of the stand-alone unlevered free cash flows that IPG was forecasted to generate from the fourth quarter of calendar year 2024 through calendar year 2029 (based on the IPG Street Projections, which were used for reference purposes only) and calendar year 2034 (based on the IPG Projections) on a standalone basis. For purposes of Morgan Stanley’s IPG Discounted Cash Flow Analysis, Morgan Stanley used a Q4 2024E unlevered free cash flow figure of $837 million, as approved for Morgan Stanley’s use by IPG management. Financial data used in this analysis was based on (i) the IPG Projections and (ii) for reference purposes only, the IPG Street Projections, as well as publicly available financial statements and other information to calculate ranges of the implied equity value of IPG as of September 30, 2024.

For purposes of this analysis and the Omnicom Discounted Cash Flow Analysis below, unlevered free cash flows were calculated as adjusted EBITDA less taxes, capital expenditures, and change in net working capital.

Morgan Stanley calculated a range of terminal values for IPG by applying a NTM adjusted EBITDA exit multiple range of 7.0x to 10.0x, which was selected based on Morgan Stanley’s professional judgment and experience, to IPG’s terminal year adjusted EBITDA.

The estimated unlevered free cash flows and the range of terminal values were then discounted, in each case, to present value as of September 30, 2024 using mid-year discounting convention by applying a discount rate range of 7.7% to 9.2%, which was selected based on Morgan Stanley’s professional judgment and experience, to reflect IPG’s estimated weighted average cost of capital (“WACC”) based on the Capital Asset Pricing Model and other factors.

The resulting aggregate present value was then adjusted for net debt of IPG as of September 30, 2024, based on IPG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, to derive the implied equity value. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of IPG common stock outstanding as of December 4, 2024, as provided by IPG management.

This analysis indicated a range of implied equity values per share of IPG common stock (rounded to the nearest $0.25) as indicated in the following table:

Implied Equity Value per Share ($)
Based on IPG Projections	$42.50 – $57.50
Based on IPG Street Projections*	$32.75 – $45.50

*	For reference only

Omnicom Discounted Cash Flow Analysis

Morgan Stanley calculated the estimated present value of the stand-alone unlevered free cash flows that Omnicom was forecasted to generate from the fourth quarter of calendar year 2024 through calendar year 2029 on a standalone basis. For purposes of Morgan Stanley’s Omnicom Discounted Cash Flow Analysis, Morgan Stanley used a Q4 2024E Unlevered Free Cash Flow figure of $1,708 million, as approved for Morgan Stanley’s use by IPG management. Financial data used in this analysis were based on (i) the Omnicom Projections for Omnicom and (ii) for reference purposes only, the Omnicom Street Projections, as well as publicly available financial statements and other information to calculate ranges of the implied equity value of Omnicom as of September 30, 2024.

Morgan Stanley calculated a range of terminal values for Omnicom by applying a NTM adjusted EBITDA exit multiple range of 7.5x to 10.5x, which was selected based on Morgan Stanley’s professional judgment and experience, to Omnicom’s terminal year adjusted EBITDA.

The estimated unlevered free cash flows and the range of terminal values were then discounted, in each case, to present value as of September 30, 2024 using mid-year discounting convention by applying a discount rate range of 6.9% to 8.4%, which was selected based on Morgan Stanley’s professional judgment and experience, to reflect Omnicom’s estimated WACC based on the Capital Asset Pricing Model and other factors.

The resulting aggregate present value was then adjusted for net debt of Omnicom as of September 30, 2024, based on Omnicom’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, to derive the implied equity value. To calculate the implied per share equity value, Morgan Stanley then divided the implied equity value by the number of fully diluted shares of Omnicom common stock outstanding as of December 4, 2024, as provided by Omnicom management.

This analysis indicated a range of implied equity values per share of Omnicom common stock (rounded to the nearest $0.25) as indicated in the following table:

Implied Equity Value per Share ($)
Based on Omnicom Projections for Omnicom	$97.75 – $139.75
Based on Omnicom Street Projections*	$105.75 – $147.25

*	For reference only

Exchange Ratio Implied by Discounted Cash Flow Analysis

Morgan Stanley then calculated the exchange ratio reference ranges implied by the DCF analyses for both the IPG Projections and the Omnicom Projections for Omnicom and the IPG Street Projections and the Omnicom Street Projections (for reference purposes only), respectively. To determine the lower end of such ranges, Morgan Stanley divided the low end of the implied IPG equity value per share range by the high end of the implied Omnicom equity value per share range. For the high end of such range, Morgan Stanley divided the high end of the implied IPG equity value per share range by the low end of the implied Omnicom equity value per share range.

The implied exchange ratio reference ranges resulting from this analysis was as follows:

Implied Exchange Ratio Range
Based on IPG Projections and Omnicom Management Projections	0.304x –0.589x
Based on IPG Street Projections and Omnicom Street Projections*	0.223x – 0.431x

*	For reference only

Ownership Implied by Discounted Cash Flow Analysis

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024, as provided by IPG management and calculated using the treasury stock method, with the low end and with the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of IPG shares to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024, as provided by Omnicom management and calculated using the treasury stock method.

The implied IPG equity value ownership range was:

Implied IPG Ownership Range
Based on IPG Projections and Omnicom Projections for Omnicom	36.4% –52.7%
Based on IPG Street Projections and Omnicom Street Projections*	29.5% – 44.9%

*	For reference only

Other Information

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but were noted as reference data for the IPG board, including the following information described below under “—Relative Historical Trading Prices and Exchange Ratio,” “—Analyst Price Targets,” “—Precedent Premia Analysis,” “—Precedent Transaction Analysis,” and “—Illustrative Value Creation.”

Relative Historical Trading Prices and Exchange Ratio

Morgan Stanley reviewed the historical trading range of shares of IPG common stock and Omnicom common stock for the 52-week period ended on December 4, 2024. The range was as follows:

Historical Period	Historical Per Share Range for IPG	Historical Per Share Range for Omnicom
52 Weeks (ended December 4, 2024)	$26.88 – $35.17	$81.41 – $107.00

Morgan Stanley then calculated the exchange ratio reference ranges implied by the historical trading performance analysis. To determine the lower end of such range, Morgan Stanley divided the low end of the IPG share price range by the high end of the Omnicom share price range. For the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the IPG share price range by the low end of the Omnicom share price range.

The implied exchange ratio reference ranges resulting from this analysis were:

Historical Period	Implied Exchange Ratio Range
52 Weeks (ended December 4, 2024)	0.251x –0.432x

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024, as provided by IPG management and calculated using the treasury stock method, with the low end and with the high end of the implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024, as provided by Omnicom management and calculated using the treasury stock method.

The implied IPG equity value ownership range was:

Historical Period	Implied IPG Ownership Range
52 Weeks (ended December 4, 2024)	32.2% –45.0%

The historical trading prices analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Analysts Price Targets

Morgan Stanley reviewed future public market trading price targets for IPG common stock and Omnicom common stock prepared and published by selected equity research analysts prior to December 4, 2024. These forward targets reflected each analyst’s estimated ranges of the 12-month future public market trading price of IPG common stock and Omnicom common stock.

Morgan Stanley then also discounted these 12-month future market trading price estimated ranges by the estimated cost of equity for IPG of 9.8% and Omnicom of 9.3%, respectively (see “—IPG Discounted Equity Value Analysis” and “—Omnicom Discounted Equity Value Analysis” above for a description of the selected discount rates, respectively).

The results of this analysis were as indicated in the following table:

	IPG	Omnicom
Undiscounted	$26.00 – $39.00	$89.00 – $130.00
Discounted	$23.75 – $35.50	$81.50 – $119.00
Common Analyst Price Targets	$27.50 – $35.00	$89.00 – $130.00

Morgan Stanley then calculated the exchange ratio reference ranges implied by the analysts price targets analyses. To determine the lower end of such range, Morgan Stanley divided the low end of the IPG share price range by the high end of the Omnicom share price range. To determine the higher end of the exchange ratio reference range, Morgan Stanley divided the high end of the IPG share price range by the low end of the Omnicom share price range.

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
Undiscounted	0.200x –0.438x
Discounted	0.199x – 0.436x
Common Analyst Price Targets	0.212x – 0.393x

Morgan Stanley then calculated the range of IPG’s implied equity value ownership in the combined company by (i) multiplying the fully diluted number of shares of IPG common stock, as of December 4, 2024, as provided by IPG management and calculated using the treasury stock method, with the low end and with the high end of each implied exchange ratio range set out above, and then (ii) calculating the contribution of the resulting number of shares of IPG common stock to the sum of (a) such resulting number of shares of IPG common stock and (b) the fully diluted number of shares of Omnicom common stock, as of December 4, 2024, as provided by Omnicom management and calculated using the treasury stock method.

The implied IPG equity value ownership range was:

Implied IPG Ownership Range
Undiscounted	27.4% –45.3%
Discounted	27.3% – 45.3%
Common Analyst Price Targets	31.5% – 42.8%

The public market trading price targets published by equity research analysts do not necessarily reflect the current market trading prices for shares of IPG common stock or shares of Omnicom common stock, and these estimates are subject to uncertainties, including the future financial performance of IPG and Omnicom as well as future market conditions.

The analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.

Precedent Premia Analysis

Morgan Stanley reviewed, based on publicly available information, the premiums paid in selected acquisition transactions in the United States.

Morgan Stanley considered premiums paid in selected public transactions since 2004 in which the consideration was stock and which the target had an equity value of over $10 billion, and in which the target stockholders retained ownership of between 35% and 45% in the combined company, which transactions were selected based on Morgan Stanley’s professional judgment. The premiums paid in such transactions represented a median of 11% with respect to one-day premiums to unaffected prices.

Based on this analysis and its professional judgment, Morgan Stanley selected a reference premium range of 7% to 23% to apply to IPG’s closing stock price on December 4, 2024 of $29.24. Based on its calculations, Morgan Stanley produced a range of $31.25 to $36.00.

No company or transaction utilized as a comparison in the analysis of selected precedent premia transactions is identical to IPG or directly comparable to the merger in business mix, timing, and size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences between the merger and the other transactions, IPG and Omnicom and other factors. In evaluating the precedent premia transactions, Morgan Stanley made judgments and assumptions with regard to the applicable transactions, size, business mix, governance matters, industry performance, geographic mix, economic, market and financial conditions and other matters, many of which are beyond the control of IPG or Omnicom. Mathematical analyses (such as determining the mean or median) are not in themselves a meaningful method of using comparable data.

The precedent premia analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Precedent Transaction Analysis

Morgan Stanley performed a precedent transaction analysis, which attempts to provide an implied value of a company based on publicly available financial terms for selected transactions. In connection with its analysis, Morgan Stanley compared publicly available statistics for one selected transaction involving greater than $10 billion transaction value in the advertising sector. For purposes of this analysis, Morgan Stanley analyzed the ratio of AV to the LTM Adjusted EBITDA of the target company (“AV / LTM Adjusted EBITDA”).

The selected transaction for Morgan Stanley’s analysis, together with its multiple, was:

Announced Date	Selected Transaction (Target / Acquiror)	AV / LTM Adjusted EBITDA
7/28/2013	Omnicom Group, Inc. / Publicis Groupe S.A.	9.6x

Based on the relevant multiple from the precedent transaction, Morgan Stanley applied an AV / LTM Adjusted EBITDA multiple of 9.6x to IPG’s adjusted EBITDA as of September 30, 2024. Based on this analysis and the fully diluted number of shares of IPG common stock, as provided by IPG management, Morgan Stanley calculated an estimated implied value per share of the IPG common stock of $40.25.

Neither the companies or the transaction utilized in the precedent transaction analysis is identical to IPG or the merger. In evaluating the precedent transaction, Morgan Stanley made numerous judgments and assumptions with regard to general business, market and financial conditions, and other matters, which are beyond the control of IPG.

The precedent transaction analysis was presented for reference purposes only and was not relied upon for valuation purposes.

Illustrative Value Creation

Illustrative Day-One Value Creation

Morgan Stanley conducted an illustrative day-one value creation analysis to calculate the illustrative equity value uplift to IPG common stock implied by the merger. This analysis compared (i) the standalone equity value of IPG of $11.1 billion as of December 4, 2024 (based on the closing trading price of the IPG common stock of $29.24 per share on December 4, 2024) with (ii) the implied value of the pro forma synergized equity value of the combined company that will be owned by the pre-merger IPG stockholders after giving effect to the merger (assuming a pro forma ownership percentage by the pre-merger IPG stockholders of the combined company of approximately 39.4% implied by the exchange ratio of 0.344 in the merger agreement).

To calculate the implied pro forma value of the combined company after giving effect to the merger, Morgan Stanley utilized (i) the standalone equity value of IPG of $11.1 billion as of December 4, 2024 (based on the closing trading price of the IPG common stock of $29.24 per share on December 4, 2024) and the standalone equity value of Omnicom of $20.8 billion as of December 4, 2024 (based on the closing trading price of the Omnicom common stock of $103.27 per share on December 4, 2024) and (ii) an implied value of assumed run-rate annual synergies of $550 million (valued at $4.6 billion assuming an illustrative 2025E P/E blended trading multiple of 11.4x, which blended multiple was derived by averaging the respective 2025E P/E multiples of IPG and Omnicom of 10.6x and 11.9x, respectively, weighted by their respective relative estimated net incomes for 2025, based on IPG Street Projections and Omnicom Street Projections (each, for reference purposes only)). For purposes of the illustrative value creation analysis, which was noted as reference data for the IPG board but not considered part of Morgan Stanley’s fairness analysis, Morgan Stanley used, with IPG management’s approval, estimates of run-rate annual synergies of $550 million consistent with the synergy amount used in Morgan Stanley’s prior financial analyses presented to the IPG Board. Given that the parties’ subsequent refinement of the synergies to $750 million would have only enhanced the value creation, the synergies used in Morgan Stanley’s financial analysis were kept at the $550 million level, consistent with the prior analyses.

The following table summarizes the results of the Illustrative Value Creation analysis:

	Implied Equity Value ($ in Billions)	Implied Per-Share Equity Value
Stand-alone IPG Equity Value	11.1	$29.24
Pro Forma Combined Company Equity Value – IPG Ownership	14.4	$37.83
Equity Value Uplift	29%	29%

Illustrative Value Creation over Time

Morgan Stanley conducted an illustrative value creation over time analysis to calculate the illustrative equity value uplift to IPG common stock implied by the merger. This analysis compared (i) the standalone equity value per share of IPG at various points in time calculated by applying the current 2025E P/E multiple of 10.6x to the relevant forward adjusted EPS derived from the IPG Projections and adding any cumulative dividends paid between January 1, 2025 and the end of the relevant period as per the IPG Projections) with (ii) the implied value, at various points in time, of the pro forma synergized equity value per share of the combined company that will be owned by the pre-merger IPG stockholders after giving effect to the merger (assuming the exchange ratio of 0.344 in the merger agreement).

To calculate the implied pro forma value of the combined company after giving effect to the merger, Morgan Stanley utilized (i) the combined company forward adjusted EPS (derived from the IPG Projections and the Omnicom Projections for Omnicom and assuming the combined company repurchased shares utilizing the same share repurchase assumptions as in the Omnicom Projections for Omnicom), capitalized at an illustrative blended trading multiple of 11.4x (which blended multiple was derived by averaging the respective 2025E P/E multiples of IPG and Omnicom of 10.6x and 11.9x, respectively, weighted by the relative estimated net incomes for 2025 of IPG and Omnicom) and at 12.4x (an illustrative 1x premium to the blended multiple), (ii) the combined company forward dividends payout ratio (i.e., the percentage of earnings that are paid out as dividends), which payout ratio was fixed at the same rate as present in the Omnicom Projections for Omnicom, (iii) an implied value of assumed run-rate annual synergies that were used in the Illustrative Day-One Value Creation analysis, phased in (on a post-cost to achieve basis) at 33% in year 1, 67% in year 2 and 100% in year 3, which was noted as reference data for the IPG board but not considered part of Morgan Stanley’s fairness analysis, as approved for Morgan Stanley’s use by IPG management.

The following table summarizes the results of the Illustrative Value Creation over Time analysis:

	Illustrative Future Equity Value Per Share as of
	1/1/2026	1/1/2027	1/1/2028
Stand-alone IPG Future Equity Value	$35.59	$41.00	$45.83

Blended Multiple (11.4x)
Pro Forma Combined Company – IPG Ownership	$38.54	$44.41	$50.05
Equity Value per share Uplift	8%	8%	9%

Illustrative + 1x to Blended Multiple (12.4x)
Pro Forma Combined Company – IPG Ownership	$41.75	$48.04	$54.07
Equity Value per share Uplift	17%	17%	18%

General

In connection with the review of the merger by the IPG board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of IPG or Omnicom. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of IPG or Omnicom. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to the holders of shares of IPG common stock (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG,

Omnicom or Merger Sub)), and in connection with the delivery of its oral opinion, subsequently confirmed by delivery of a written opinion, dated December 8, 2024, to the IPG board. These analyses do not purport to be appraisals or to reflect the prices at which shares of IPG common stock or Omnicom common stock might actually trade. The exchange ratio pursuant to the merger agreement was determined through arm’s-length negotiations between IPG and Omnicom and was approved by the IPG board. Morgan Stanley provided advice to IPG during these negotiations but did not, however, recommend any specific exchange ratio to IPG or Omnicom, or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. Morgan Stanley expressed no opinion or recommendation as to how the IPG stockholders should vote at the IPG special meeting to be held in connection with the merger.

Morgan Stanley’s opinion and its presentation to the IPG board was one of many factors taken into consideration by the IPG board in deciding to approve, adopt and authorize the merger agreement and approve the transactions contemplated thereby, including the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the IPG board with respect to the exchange ratio pursuant to the merger agreement or of whether the IPG board would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The IPG board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of IPG, Omnicom or any other company, or any currency or commodity, that may be involved in this merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the IPG board with financial advisory services and a financial opinion, described in this section and attached to this joint proxy statement/prospectus as Annex C, in connection with the merger, and IPG has agreed to pay Morgan Stanley a fee of approximately $75 million (the “Morgan Stanley Transaction Fee”), $5.0 million of which became payable upon the delivery of Morgan Stanley’s fairness opinion to the IPG board, which will be credited against the Morgan Stanley Transaction Fee payable if the merger is consummated, and the remaining portion of which is contingent upon, and will be paid upon, the consummation of the merger. IPG also agreed to reimburse Morgan Stanley for its reasonable and documented out-of-pocket expenses incurred from time to time in connection with its engagement. In addition, IPG agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against certain losses, claims, damages, liabilities and expenses relating to, arising out of or in connection with Morgan Stanley’s engagement.

As of December 5, 2024 (the latest date of relationship disclosure provided to the IPG board), Morgan Stanley held an aggregate interest of between 1% and 2% of IPG common stock and between 1% and 2% of Omnicom common stock, which interests are held in connection with Morgan Stanley’s (i) investment management business, (ii) wealth management business, including client discretionary accounts or (iii) ordinary course trading activities, including hedging activities. During the two years preceding the date Morgan Stanley’s opinion, Morgan Stanley and its affiliates provided financing services to IPG and received aggregate fees of less than $1.0 million for such services. During the two years preceding the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services for Omnicom and accordingly, have not received fees in connection with such services. As of the date of the merger agreement, Morgan Stanley or an affiliate thereof was a lender to IPG with respect to a revolving credit facility. Morgan

Stanley may also seek to provide financial advisory and financing services to IPG, Omnicom and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Unaudited Prospective Financial Information Prepared by Omnicom

Omnicom does not as a matter of course prepare or publicly disclose long-term forecasts or projections as to future performance, revenues, earnings, or other financial results due to the inherent uncertainty and subjectivity of the underlying assumptions and estimates.

In connection with the evaluation of the proposed merger in December 2024, Omnicom management prepared certain unaudited non-public internal financial projections for the fiscal years 2024 through 2029 with respect to Omnicom (the “Omnicom Projections for Omnicom”). The Omnicom Projections for Omnicom were informed by Omnicom’s internal forecast for fiscal year 2024 and by Wall Street analysts’ consensus estimates then available for fiscal years 2024 through 2029, then adjusted based on Omnicom management’s assumptions regarding current and prospective market conditions. The Omnicom Projections for Omnicom were reviewed with the Omnicom board and also provided to PJT Partners and approved for PJT Partners’ use by the Omnicom board in connection with the financial analyses prepared by PJT Partners and PJT Partners’ opinion summarized in the section entitled “The Merger—Opinion of PJT Partners LP, Omnicom’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus. The Omnicom Projections for Omnicom were also provided to IPG in connection with IPG’s due diligence review of Omnicom and evaluation of the proposed merger.

In connection with Omnicom’s due diligence review of IPG and evaluation of the proposed merger in December 2024, IPG management prepared and provided to Omnicom certain unaudited internal financial projections for the fiscal years 2024 through 2027 and extrapolations thereof for fiscal years 2028 through 2034 (the “IPG Projections”). A summary of the IPG Projections is included in the section entitled “The Merger—Certain Unaudited Prospective Financial Information Prepared by IPG” beginning on page 116 of this joint proxy statement/prospectus. Omnicom management then-prepared certain unaudited internal financial projections for the fiscal years 2024 through 2029 with respect to IPG (the “Omnicom Projections for IPG”). The Omnicom Projections for IPG were informed by the IPG Projections and Wall Street analysts’ consensus estimates then available for fiscal years 2024 through 2029, then adjusted based on Omnicom management’s assumptions regarding current and prospective market conditions and the results of Omnicom’s due diligence review of IPG. The Omnicom Projections for IPG were reviewed with the Omnicom board and also provided to PJT Partners and approved for PJT Partners’ use by the Omnicom board in connection with the financial analyses prepared by PJT Partners and PJT Partners’ opinion summarized in the section entitled “The Merger—Opinion of PJT Partners LP, Omnicom’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus.

In connection with the evaluation of the proposed merger in December 2024, Omnicom management, jointly with IPG management, prepared certain unaudited annual run-rate synergies estimates of $750 million for the combined company after completion of the merger for fiscal years 2026 through 2029, assuming that the merger had been completed as of December 31, 2025 (the “Omnicom Synergies Estimates”). The Omnicom Synergies Estimates address estimated pre-tax run-rate cost saving synergies to result from the merger, consisting of, among others, savings related to optimizing the organization, cost of services, general and administrative costs, nearshoring and offshoring, automation and platform investments. We refer to the Omnicom Projections for Omnicom, the Omnicom Projections for IPG and the Omnicom Synergies Estimates as the “Omnicom Projections.” The Omnicom Synergies Estimates were reviewed with the Omnicom board and also provided to PJT Partners and approved for PJT Partners’ use by the Omnicom board in connection with the financial analyses prepared by PJT Partners and PJT Partners’ opinion summarized in the section entitled “The Merger—Opinion of PJT Partners LP, Omnicom’s Financial Advisor” beginning on page 82 of this joint proxy statement/prospectus. The Omnicom Synergies Estimates were also provided to IPG in connection with IPG’s evaluation of the proposed merger.

The inclusion of summaries of the Omnicom Projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Omnicom or its directors, officers, advisors or other representatives or any other recipient of the information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary information set forth below should not be relied on as such.

The Omnicom Projections include non-GAAP financial measures, including Adjusted EBITDA and Unlevered Free Cash Flow for Omnicom and IPG. The SEC rules, which can otherwise require non-GAAP financial measures to be reconciled to the most directly comparable GAAP financial measure, do not apply to non-GAAP financial measures provided to PJT Partners in connection with a proposed business combination like the merger when the disclosure is included in a document like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Omnicom or IPG may not be comparable to similarly titled measures used by other companies.

These Omnicom Projections were prepared for internal use and are subjective in many respects. While presented with numeric specificity, the Omnicom Projections reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Omnicom management. The Omnicom Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Omnicom nor its directors, officers, advisors or other representatives can give any assurance that the Omnicom Projections and the underlying estimates and assumptions will be realized. In addition, since the Omnicom Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially and adversely from those set forth below, and important factors that may affect actual results and cause such information to be inaccurate include, but are not limited to, the risk that the businesses will not be integrated successfully or that the integration will be more costly or difficult than expected, the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, the risk that management’s time spent on the proposed transaction may reduce their availability for current business operations and opportunities, risks from reductions in spending from Omnicom or IPG clients, or a deterioration or disruption in the credit markets, risks related to each company’s ability to attract new clients and retain existing clients, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” as well as the risk factors discussed in Omnicom’s and IPG’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Please also see the section entitled “Where You Can Find More Information.”

The Omnicom Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Omnicom Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, management of Omnicom. KPMG LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Omnicom Projections or the summaries thereof and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. The KPMG LLP report incorporated by reference in this joint proxy statement/prospectus relates to Omnicom’s previously issued financial statements. It does not extend to the Omnicom Projections or the summaries thereof and should not be read to do so.

Furthermore, the Omnicom Projections do not take into account any circumstances or events occurring after the date they were prepared. Omnicom can give no assurance that, had the Omnicom Projections been prepared as of the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the Omnicom special meeting or the IPG special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Omnicom does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Omnicom Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including to reflect changes in general economic or industry conditions. The Omnicom Projections do not take into account all the possible financial and other effects on Omnicom or IPG of the merger, the effects on Omnicom or IPG of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effects of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the Omnicom Projections do not take into account the effect on Omnicom or IPG of any possible failure of the merger to occur. Neither Omnicom nor its directors, officers, advisors or other representatives has made, makes, or is authorized in the future to make any representation to any Omnicom stockholder or IPG stockholder or other person regarding Omnicom’s or IPG’s ultimate performance compared to the information contained in the Omnicom Projections or that the forecasted results included in the Omnicom Projections will be achieved. The inclusion of the Omnicom Projections herein should not be deemed an admission or representation by Omnicom, its directors, officers or advisors, or any other person that it is viewed as material factual information about Omnicom or IPG, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Omnicom Projections included below is not being included to influence your decision whether to vote in favor of the Omnicom proposals, the IPG proposals or any other proposal to be considered at the special meetings, but is being provided solely because all or certain of the Omnicom Projections, as applicable, were made available to the Omnicom board, PJT Partners and IPG in connection with the evaluation of the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the Omnicom Projections were prepared, as well as the uncertainties inherent in any forecasted information, Omnicom stockholders and IPG stockholders are cautioned not to place undue reliance on such information, and Omnicom urges all Omnicom stockholders and IPG stockholders to review Omnicom’s most recent SEC filings for a description of Omnicom’s reported financial results and IPG’s most recent SEC filings for a description of IPG’s reported financial results. Please see the section entitled “Where You Can Find More Information.”

Summary of Omnicom Projections for Omnicom

The following table summarizes the Omnicom Projections for Omnicom:

($ in millions)	2024E	2025E	2026E	2027E	2028E	2029E
Revenue	$15,670	$16,375	$17,030	$17,711	$18,420	$19,157
Adjusted EBITA (post-SBC)(1)	$2,437	$2,563	$2,674	$2,781	$2,892	$3,008
Adjusted EBITDA (post-SBC)(2)	$2,572	$2,724	$2,838	$2,946	$3,061	$3,181
Adjusted Net Income(3)	$1,595	$1,680	$1,764	$1,833	$1,901	$1,997
Unlevered Free Cash Flow(4)	$529	$1,490	$1,575	$1,655	$1,740	$1,829
Levered Free Cash Flow(5)	$1,458	$1,761	$1,850	$1,922	$1,996	$2,098

(1)

Adjusted EBITA means Omnicom’s earnings before interest, taxes, amortization of acquired intangibles and internally developed strategic platform assets, as well as repositioning costs, primarily related to severance. Adjusted EBITA (post-SBC) means Adjusted EBITA burdened by stock-based compensation.

(2)

Adjusted EBITDA means Omnicom’s earnings before interest, taxes, depreciation and amortization of acquired intangibles and internally developed strategic platform assets, as well as repositioning costs, primarily related to severance. Adjusted EBITDA (post-SBC) means Adjusted EBITDA burdened by stock-based compensation.

(3)

Adjusted Net Income means net income adjusted for after-tax effects of amortization of acquired intangibles and internally developed software, as well as repositioning costs, primarily related to severance.

(4)

Unlevered free cash flow is defined as Adjusted EBITDA (post-SBC) (i) minus unlevered cash taxes, (ii) minus cash used in acquisitions (including earnouts), (iii) minus capital expenditures and (iv) plus or minus changes in net working capital.

(5)

Levered free cash flow is defined as Adjusted EBITDA (post-SBC) (i) plus stock based compensation, (ii) minus levered cash taxes, (iii) minus capital expenditures, (iv) plus or minus changes in net working capital and (v) minus net cash interest expense.

Summary of Omnicom Projections for IPG

The following table summarizes the Omnicom Projections for IPG:

($ in millions)	2025E	2026E	2027E	2028E	2029E
Net Revenue	$8,858	$9,123	$9,397	$9,679	$9,969
Adjusted EBITA (post-SBC)(1)	$1,467	$1,524	$1,569	$1,616	$1,665
Adjusted EBITDA (post-SBC)(2)	$1,647	$1,704	$1,749	$1,796	$1,845
Adjusted Net Income(3)	$1,011	$1,051	$1,087	$1,125	$1,164
Unlevered Free Cash Flow(4)	$735	$849	$883	$917	$953
Levered Free Cash Flow(5)	$1,080	$1,042	$1,078	$1,117	$1,155

(1)

Adjusted EBITA means IPG’s net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill and restructuring charges. Adjusted EBITA is burdened by stock-based compensation.

(2)

Adjusted EBITDA means IPG’s net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, restructuring charges and depreciation. Adjusted EBITDA is burdened by stock-based compensation.

(3)	Adjusted Net Income means net income adjusted for after-tax effects of amortization of acquired intangibles, restructuring charges and other adjustments.
(4)

Unlevered free cash flow is defined as Adjusted EBITDA (post-SBC) (i) minus unlevered cash taxes, (ii) minus cash used in acquisitions (including earnouts), (iii) minus capital expenditures, (iv) plus or minus changes in net working capital and (v) minus cash restructuring charges.

(5)

Levered free cash flow is defined as Adjusted EBITDA (post-SBC) (i) plus stock based compensation, (ii) minus levered cash taxes, (iii) minus capital expenditures, (iv) plus or minus changes in net working capital and (v) minus net cash interest expense.

Summary of Omnicom Synergies Estimates

The following table summarizes the Omnicom Synergies Estimates:

($ in millions)	2025E	2026E	2027E	2028E	2029E
Synergies Before Costs to Achieve	$—	$301	$607	$750	$750
Pretax Annual Net Synergies	$—	$152	$371	$698	$750

Certain Unaudited Prospective Financial Information Prepared by IPG

IPG does not as a matter of course prepare or publicly disclose long-term forecasts or projections as to future performance, revenues, earnings, or other financial results beyond the current fiscal year, and IPG is especially wary of making forecasts or projections for extended periods due to the inherent unpredictability of the underlying assumptions and estimates.

In connection with the evaluation of the proposed merger in October 2024, IPG management prepared certain unaudited non-public internal financial projections for the fiscal years 2024 through 2034 with respect to IPG, which we refer to as the “IPG Projections.” The IPG Projections are IPG’s internal forecast for fiscal years

2024 through 2027 with extrapolations thereof for fiscal years 2028 through 2034. The IPG Projections were prepared for IPG on a stand-alone basis and include numerous assumptions that IPG management believed were reasonable at the time the forecasts were prepared, including with respect to historical trends, recent client wins/losses, discontinuation of certain businesses and cost savings initiatives. The cost savings initiatives reflect certain assumptions on cost savings from restructuring, which were preliminary and subject to change. The cost savings initiatives are estimated to be achieved on a standalone basis by IPG beginning in 2025. The IPG Projections were reviewed with the IPG board and provided to Morgan Stanley and approved for Morgan Stanley’s use by the IPG board in connection with the financial analyses prepared by Morgan Stanley and Morgan Stanley’s opinion summarized in the section entitled “The Merger—Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor” beginning on page 97 of this joint proxy statement/prospectus. The IPG Projections were also provided to Omnicom in connection with Omnicom’s due diligence review of IPG and evaluation of the proposed merger.

In connection with IPG’s due diligence review of Omnicom and evaluation of the proposed merger in December 2024, Omnicom management prepared and provided to IPG the Omnicom Projections for Omnicom. The Omnicom Projections for Omnicom were informed by Omnicom’s internal forecast for fiscal year 2024 and by Wall Street Analysts’ consensus estimates then available for fiscal years 2024 through 2029, then adjusted based on Omnicom management’s assumptions regarding current and prospective market conditions. A summary of the Omnicom Projections for Omnicom is included in the section entitled “The Merger—Certain Unaudited Prospective Financial Information Prepared by Omnicom—Omnicom Projections for Omnicom” beginning on page 115 of this joint proxy statement/prospectus. The Omnicom Projections for Omnicom were reviewed with the IPG board and also provided to Morgan Stanley for use in the financial analyses prepared by Morgan Stanley and Morgan Stanley’s opinion summarized in the section entitled “The Merger—Opinion of Morgan Stanley & Co. LLC, IPG’s Financial Advisor” beginning on page 97 of this joint proxy statement/prospectus.

The inclusion of the below summary of the IPG Projections in this joint proxy statement/prospectus should not be regarded as an indication that any of IPG or its directors, officers, advisors or other representatives or any other recipient of the information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary information set forth below should not be relied on as such.

The IPG Projections include non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITA, Adjusted Earnings per share and Unlevered Free Cash Flow for IPG. The SEC rules, which can otherwise require non-GAAP financial measures to be reconciled to the most directly comparable GAAP financial measure, do not apply to non-GAAP financial measures provided to Morgan Stanley in connection with a proposed business combination like the merger when the disclosure is included in a document like this joint proxy statement/prospectus. Please see the tables below for a description of how non-GAAP financial measures are defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by IPG may not be comparable to similarly titled measures used by other companies.

These IPG Projections were prepared for internal use and are subjective in many respects. While presented with numeric specificity, the IPG Projections reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of IPG management. The IPG Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither IPG nor its directors, officers, advisors or other representatives can give any assurance that the IPG Projections and the underlying estimates and assumptions will be realized. In addition, since the IPG Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially and adversely from those set forth below, and important factors that may affect actual results and cause such information to be inaccurate include, but are not limited to, the risks and uncertainties relating to IPG’s business (including its ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, general business and economic conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” as well as the risk factors discussed in IPG’s annual report on Form 10-K and quarterly reports on Form 10-Q. Please also see the section entitled “Where You Can Find More Information.”

The IPG Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The IPG Projections included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, management of IPG. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the IPG Projections or the Omnicom Projections, or the summaries thereof and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this joint proxy statement/prospectus relates to IPG’s previously issued financial statements. It does not extend to the IPG Projections or the summaries thereof and should not be read to do so. This paragraph applies to any IPG Projections included in this document.

Furthermore, the IPG Projections do not take into account any circumstances or events occurring after the date they were prepared. IPG can give no assurance that, had the IPG Projections been prepared as of the date of the merger agreement, the date of this joint proxy statement/prospectus or the date of the Omnicom special meeting or the IPG special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, IPG does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the IPG Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including to reflect changes in general economic or industry conditions. The IPG Projections do not take into account all the possible financial and other effects on Omnicom or IPG of the merger, the effects on Omnicom or IPG of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effects of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the merger. Further, the IPG Projections do not take into account the effect on Omnicom or IPG of any possible failure of the merger to occur. Neither IPG nor its directors, officers, advisors or other representatives has made, makes, or is authorized in the future to make any representation to any Omnicom stockholder or IPG stockholder or other person regarding Omnicom’s or IPG’s ultimate performance compared to the information contained in the IPG Projections or that the forecasted results included in the IPG Projections will be achieved. The inclusion of the IPG Projections herein should not be deemed an admission or representation by IPG, its directors, officers or advisors, or any other person that it is viewed as material factual information about Omnicom or IPG, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the IPG Projections included below is not being included to influence your decision whether to vote in favor of the Omnicom proposals, the IPG proposals or any other proposal to be considered at the special meetings, but is being provided solely because all or certain of the IPG Projections, as applicable, were made available to the IPG board, Morgan Stanley and Omnicom in connection with the evaluation of the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the IPG Projections were prepared, as well as the uncertainties inherent in any forecasted information, IPG stockholders and Omnicom stockholders are cautioned not to place undue reliance on such information, and IPG urges all IPG stockholders and Omnicom stockholders to review IPG’s most recent SEC filings for a description of IPG’s reported financial results and Omnicom’s most recent SEC filings for a description of Omnicom’s reported financial results. Please see the section entitled “Where You Can Find More Information.”

Summary of IPG Projections

The following table summarizes the IPG Projections:

($ in millions)(1)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue	$9,202	$8,858	$9,207	$9,586	$9,983	$10,356	$10,746	$11,101	$11,466	$11,846	$12,239
Adjusted EBITDA(2)	$1,707	$1,647	$1,806	$1,972	$2,110	$2,203	$2,294	$2,375	$2,469	$2,569	$2,641
Adjusted EBITA(3)	$1,527	$1,467	$1,626	$1,792	$1,925	$2,011	$2,095	$2,169	$2,257	$2,349	$2,414
Adjusted Earnings Per Share(4)	$2.82	$2.73	$3.10	$3.47	$3.78	$3.99	$4.21	$4.41	$4.64	$4.89	$5.08
Unlevered Free Cash Flow(5)	$895	$997	$1,160	$1,286	$1,386	$1,449	$1,511	$1,565	$1,630	$1,698	$1,745

(1)	Other than per share amounts related to Adjusted Earnings Per Share.
(2)

Adjusted EBITDA means net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill, restructuring charges and depreciation. Adjusted EBITA is burdened by stock-based compensation and shown post-restructuring savings.

(3)

Adjusted EBITA means net income available to common stockholders before provision for income taxes, total (expenses) and other income, equity in net loss of unconsolidated affiliates, net income attributable to non-controlling interests, amortization of acquired intangibles, impairment of goodwill and restructuring charges. Adjusted EBITA is burdened by stock-based compensation and shown post-restructuring savings.

(4)	Adjusted Earnings Per Share is earnings per share adjusted for amortization of acquired intangibles, restructuring charges and other adjustments.
(5)

Unlevered free cash flow is defined as Adjusted EBITDA (i) minus unlevered cash taxes, (ii) minus cash used in acquisitions, (iii) minus capital expenditures, (iv) plus restructuring charges, (v) plus or minus changes net working capital.

IPG DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE IPG PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Regulatory Approvals

The completion of the merger is subject to the receipt of clearance or expiration of waiting periods under applicable antitrust or foreign direct investment laws in the United States, the European Union, Australia, Canada, China, Brazil, Colombia, Egypt, India, Japan, Mexico, New Zealand, Romania, Saudi Arabia, Singapore, South Africa, Turkey, and United Kingdom. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ, and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. On January 7, 2025, Omnicom filed its requisite Notification and Report Form under the HSR Act with the FTC and the DOJ.

Neither Omnicom nor IPG is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above.

For additional information, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals.”

Board of Directors and Management of Omnicom Following the Completion of the Merger

Under the terms of the merger agreement at the effective time of the merger, Omnicom has agreed to increase the size of the Omnicom board to add three directors designated by IPG from among the directors serving on the IPG board. One of the three directors designated by IPG will be Mr. Krakowsky, and the other two directors designated by IPG will be reasonably acceptable to Omnicom. Following the closing, subject to the fiduciary duties of the Omnicom board, applicable laws and the rules and regulations of the NYSE, Omnicom has agreed to nominate the directors designated by IPG for election to the Omnicom board in the proxy statement relating to the first annual meeting of the Omnicom stockholders after the closing date.

Mr. Wren, Omnicom’s current Chief Executive Officer and Chairman of the Omnicom board, will serve as the Chief Executive Officer of the combined company and Chairman of the board of directors of the combined company, Philip J. Angelastro, Omnicom’s current Chief Financial Officer, will serve as Chief Financial Officer of the combined company, and Daryl Simm, Omnicom’s current President and Chief Operating Officer, will serve as Co-President and Co-Chief Operating Officer of the combined company. At the effective time of the merger, Omnicom will appoint Mr. Krakowsky to serve as Co-President and Co-Chief Operating Officer of the combined company and Co-Chair of the management integration committee of the combined company.

Interests of Omnicom Directors and Executive Officers in the Merger

In considering the recommendation of the Omnicom board that Omnicom stockholders adopt the Omnicom issuance proposal, Omnicom stockholders should be aware that the executive officers and directors of Omnicom have certain interests in the merger and related transactions that may be in addition to, or different from, their interests as Omnicom stockholders. These interests may create the appearance of conflicts of interest. The Omnicom board was aware of these potential conflicts of interest during its deliberations on the merits of the transactions contemplated by the merger agreement and in making its decision to approve the merger agreement and the transactions contemplated by the merger agreement.

Each of the current members of the Omnicom board will continue as a director of the Omnicom board following the closing of the merger. Additionally, Omnicom expects that all of Omnicom’s current executive officers will remain executive officers of Omnicom following the closing of the merger. The Omnicom board, anticipating any actual or potential conflicts of interest, formed the Transaction Committee to direct and oversee the negotiation of any transaction terms.

As of the date of this joint proxy statement/prospectus, none of the Omnicom executive officers have been granted a retention award.

The transactions contemplated by the merger agreement will not result in a “change in control” for purposes of any Omnicom equity-based awards or employment-related agreements, and so no payments, accelerated vesting or benefit enhancements will be triggered under such awards or agreements by the transactions contemplated by the merger agreement.

Interests of IPG Directors and Executive Officers in the Merger

In considering the recommendation of the IPG board with respect to the IPG proposals, IPG stockholders should be aware that the directors and executive officers of IPG have interests in the merger that may be different from, or in addition to, the interests of IPG stockholders generally. The members of the IPG board were aware of and considered these interests, among other matters, in evaluating, negotiating and approving the merger agreement and in determining to recommend that IPG stockholders approve the IPG merger proposal. For more information, see the sections entitled “—Background of the Merger” and “—Recommendation of the IPG Board of Directors and Reasons for the Merger.” Such interests are described in more detail below.

For purposes of this disclosure, the executive officers of IPG are:

•	Philippe Krakowsky, Chief Executive Officer;

•	Ellen Johnson, Executive Vice President and Chief Financial Officer;

•	Andrew Bonzani, Executive Vice President and General Counsel; and

•	Christopher Carroll, Executive Vice President, Controller, Chief Accounting and Business Transformation Officer.

Treatment of IPG Equity and Cash Awards

The treatment of outstanding IPG equity and cash awards held by IPG employees at the effective time of the merger is summarized above. The outstanding IPG equity and cash awards held by IPG’s executive officers immediately prior to the effective time of the merger will, except as described below, be treated in the same manner as those IPG equity awards held by other employees of IPG and, except as described below, will be treated in accordance with the terms and conditions that were applicable to such awards before the effective time of the merger. However, all IPG RSUs, IPG PSUs and IPG RSAs held by IPG non-employee directors that are outstanding immediately prior to the effective time of the merger will automatically become fully vested immediately prior to the effective time of the merger.

To the extent that the employment of an IPG executive officer is terminated by Omnicom or any of its subsidiaries without “cause” or by the IPG executive officer for “good reason” (as such term is defined in such IPG executive officer’s executive change of control agreement (as described below)), in each case, within 24 months following the consummation of the merger, all of such IPG executive officer’s unvested IPG RSUs (as converted into cash awards), IPG PSUs (as converted into cash awards), Omnicom RSAs and IPG Cash Awards will vest in accordance with the terms of the applicable award agreements.

For estimates of the unvested IPG equity awards currently held by each of the named executive officers, see the section entitled “—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers” on page 123.

IPG currently expects to grant equity and cash awards in the ordinary course of business (including to the IPG executive officers) in February 2025. The form, amounts and terms of any such awards to the IPG executive officers have not yet been determined.

Executive Change of Control Agreements

Each IPG executive officer is party to a change of control agreement, which provides for enhanced double-trigger severance benefits in the event that the employment of the IPG executive officer is terminated by the employer for any reason other than for “cause” or by the IPG executive officer for “good reason,” in each case, within 24 months following a change of control that is consummated on or before December 31, 2027 (a “qualifying termination”). The merger will constitute a change of control under the executive change of control agreements. Severance payments and benefits under the executive change of control agreements are instead of, and not in addition to, the payments and benefits each of the IPG executive officers would otherwise be entitled to receive under his or her employment agreement, the IPG Executive Severance Plan (the “ESP”), and any other arrangement that provides for salary continuation payments.

The executive change of control agreements provide for the following entitlements upon a qualifying termination following a change of control:

•

a lump sum cash payment equal to two times (two and a half times for Mr. Krakowsky) the greater of the IPG executive officer’s annual base salary in place immediately prior to the qualifying termination or immediately prior to the occurrence of the change of control;

•

a lump sum cash payment equal to the greater of two times (two and a half times for Mr. Krakowsky) the greater of the IPG executive officer’s actual annual incentive award under IPG’s Senior Executive Incentive Plan (the “SEIP”) for the calendar year in which the qualifying termination occurs or the target award under SEIP for the year in which the change of control occurs (subject to adjustments, if any, as required by the SEIP to avoid duplication of benefits if the executive has already received a full award under the SEIP for the year in which the qualifying termination occurs);

•

a lump sum cash payment equal to the sum of (i) the full balance, including any unvested amounts, of the IPG executive officer’s account under the IPG Capital Accumulation Plan (the “CAP”) immediately before the qualifying termination plus amounts that would have been added to the IPG executive officer’s account under the CAP for the 24 (or, for Mr. Krakowsky, 30) months following the qualifying termination (the “Severance Period”), (ii) the amount that would have been added to the IPG executive officer’s account under the CAP at the end of the Severance Period prorated for the number of days in the last calendar year of the Severance Period, and (iii) the interest rate under the CAP for the year in which the IPG executive officer’s account balance is paid multiplied by the vested balance of the account at the beginning of such year prorated for the number of days from the beginning of such year through the date of payment; and

•

quarterly cash payments in lieu of continuing medical, dental, and vision insurance benefits equal to a percent of the excess of the premium payments under COBRA over the active employee rate for such coverage for the Severance Period.

Pursuant to the terms of the CAP, IPG is required to contribute to a deferred compensation trust an amount equal to the then-present value of the sum of all benefits that would become payable under the CAP if IPG terminated all participants’ employment without “cause” immediately after the change in control.

The executive change of control agreements contain a Section 280G “best-net” cutback provision, which provides that, if the total payments to the executive officer under their executive change of control agreement would exceed the applicable threshold under Section 280G of the Code, then those payments will be reduced to the applicable threshold to avoid the imposition of the excise taxes under Section 4999 of the Code in the event such reduction would result in a better after-tax result for the IPG executive officer. However, IPG intends to conduct an analysis of the impact of Section 280G and Section 4999 of the Code on amounts payable in connection with the merger and, depending on the outcome of such analysis, may consider providing certain IPG executive officers with additional cash payments to mitigate any adverse tax consequences to such IPG executive officer as a result of the application of Section 4999 of the Code on such IPG executive officer in lieu of applying the Section 280G “best-net” cutback provision of the executive change of control agreement. The change of control agreements also contain an 18-month post-termination non-solicit restriction regarding IPG employees and any IPG client in the advertising, public relations, sales promotion or market research business.

For estimates of the values of the payments and benefits described above that would be payable to each IPG executive officer under his or her change of control agreement upon a qualifying termination in connection with the merger, see the section entitled “—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers” beginning on page 123.

Senior Executive Incentive Plan

Each IPG executive officer is party to the SEIP which provides for certain payments in the event of a change of control, without regard to whether or not such IPG executive officer’s employment is terminated (i.e., single- trigger). The merger will constitute a change of control under the SEIP. Upon a change of control, each named executive officer will receive (i) all unpaid SEIP awards for the prior year, if any, payable based on actual performance, and (ii) SEIP awards for the plan year in which such change of control occurs payable at either (x) the target amount of the SEIP award pro-rated for the applicable performance period through the date of the change of control in the event the change of control occurs on or prior to the last day of the first quarter of the performance period, or (y) the full target amount of the SEIP award in the event the change of control occurs after the first quarter of the performance period, except that such target amount may offset any severance obligations if an IPG executive officer is terminated during the applicable performance period to the extent necessary to avoid duplication of benefits. For estimates of the values of the payment described above that would be payable to each IPG executive officer under the SEIP in connection with the merger, see the section entitled “—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers” beginning on page 123.

Executive Special Benefit Arrangement with Mr. Krakowsky

IPG is party to an executive special benefit arrangement with Mr. Krakowsky that was entered into on February 1, 2002, as amended on January 1, 2007 (the “ESBA”), pursuant to which Mr. Krakowsky contributed funds in exchange for installment payments made over 15 years after termination. The ESBA provides that, upon a qualifying termination within two years of a change of control, Mr. Krakowsky will be entitled to a lump sum cash payment in an amount equal to the then-present value of $245,000 per year for a period of 15 years following such qualifying termination. Pursuant to the terms of the ESBA, IPG is required to contribute to a deferred compensation trust an amount in cash that an outside auditor engaged by IPG concludes, in its best judgment, is equal to the present value of the benefits that Mr. Krakowsky would be entitled to receive under the terms of the ESBA if his employment were terminated by reason of a qualifying termination immediately after the change of control. For estimates of the values of the payment described above that would be payable to Mr. Krakowsky pursuant to the ESBA upon a qualifying termination in connection with the merger, see the section entitled “—Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers” beginning on page 123.

Omnicom Agreement with Mr. Krakowsky

Pursuant to the merger agreement, Omnicom has agreed to appoint Mr. Krakowsky, effective as of the effective time of the merger, to the Omnicom Board, as the Co-President and Co-Chief Operating Officer of Omnicom and as the Co-Chair of the Management Integration Committee of Omnicom, and pursuant to the merger agreement, Omnicom has agreed to use reasonable best efforts to enter into an agreement with Mr. Krakowsky with respect to such positions. In these positions, Mr. Krakowsky would report exclusively to Omnicom’s Chief Executive Officer and would be entitled to receive a base salary, target annual cash bonus opportunity and target long-term incentive compensation opportunity in an amount that is at least equal to the base salary, target annual cash bonus opportunity and, target long-term incentive compensation opportunity, as applicable, provided to Omnicom’s current President and Chief Operating Officer (or his successor), and will be entitled to perquisites and benefits (excluding severance and retirement) on a basis consistent with Omnicom’s current President and Chief Operating Officer (or his successor). In recognition of the fact that Mr. Krakowsky would have “good reason” to terminate his employment at the effective time, that his new position would have reduced duties and responsibilities compared to Mr. Krakowsky’s position with IPG and that this new position with Omnicom could entail a material reduction in compensation, Omnicom has agreed to pay within ten days of the effective time, Mr. Krakowsky’s entitlements upon a qualifying termination as an inducement to Mr. Krakowsky to accept the new position.

Quantification of Potential Payments and Benefits to IPG’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of IPG’s named executive officers that is based on or that otherwise relates to the merger. The merger-related compensation payable to these individuals is subject to a non-binding advisory vote of IPG’s stockholders, as described above in “IPG Proposals—IPG Compensation Proposal.” The table below sets forth, for the purposes of this merger-related compensation disclosure, the amount of payments and benefits that each IPG named executive officer would receive in connection with the merger, assuming (i) the effective time of the merger occurs on January 15, 2025 (which is an assumed date solely for the purposes of the calculations in this section); (ii) each named executive officer experiences a qualifying termination of employment under his or her executive change of control agreement immediately following the effective time of the merger; (iii) IPG equity awards that are outstanding as of January 15,

2025; (iv) performance under all IPG PSUs is satisfied at the target performance level; and (v) a price per share of IPG common stock of $30.09 (which represents the average closing market price of IPG common stock over the first five business days following the first public announcement of the transaction). The calculations in the table do not include amounts that IPG’s named executive officers were already entitled to receive or were vested in as of the date of this joint proxy statement/prospectus. These amounts also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the merger, including any additional equity grants, 280G mitigation or other amounts that IPG may decide to pay in the future. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this golden parachute disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the merger and “double-trigger” refers to payments and benefits that require two conditions, which are the completion of the merger and a qualifying termination of employment.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total
Philippe Krakowsky	$20,273,288	$24,000,000	$4,221,221	$64,903	$48,559,412
Ellen Johnson	$7,634,702	$7,666,668	$314,106	$75,396	$15,690,872
Andrew Bonzani	$5,956,986	$5,600,000	$149,054	$76,679	$11,782,719
Christopher Carroll	$3,760,657	$2,183,334	$214,527	$75,396	$6,233,914

(1)

Represents double-trigger payments due under each named executive officer’s change of control agreement (all such payments are instead of, and not in addition to, the benefits the named executive officer otherwise would be entitled to receive under his or her employment agreement, the ESP and any other arrangement that provides for salary continuation payments): (i) for Mr. Krakowsky, the amount includes a lump-sum cash payment of 2.5 times the sum of his base salary ($1,500,000) plus his target bonus under the SEIP ($3,000,000); (ii) for Ms. Johnson, the amount includes a lump-sum cash payment of 2 times her base salary ($1,000,000) plus her target bonus under the SEIP ($1,250,000); (iii) for Mr. Bonzani, the amount includes a lump-sum cash payment of 2 times his base salary ($900,000) plus his target bonus under the SEIP ($900,000); and (iv) for Mr. Carroll, the amount includes a lump-sum cash payment of 2 times his base salary ($750,000) plus his target bonus under the SEIP ($600,000). Additionally, the amounts for Mr. Krakowsky, Ms. Johnson, Mr. Bonzani and Mr. Carroll include unpaid 2024 SEIP award amounts of $2,400,000, $1,000,000, $720,000, and $469,333, respectively, and pro-rated payments under the 2025 SEIP of $123,288, $51,370, $36,986, and $24,658, respectively. Omnicom has proposed and agreed that Mr. Krakowsky be paid an amount equal to all his outstanding performance cash awards ($6,500,000) in addition to the above payments under his executive change of control agreement and certain double-trigger payments will be accelerated and paid shortly following closing. For more details regarding such agreement, see “Omnicom Agreement with Mr. Krakowsky” beginning on page 123 above. Additionally, Ms. Johnson, Mr. Bonzani and Mr. Carroll would each receive, with respect to their IPG cash awards that are subject to double-trigger accelerated vesting upon a qualifying termination within 24 months following the consummation of merger, a payment in an amount equal to $2,083,332, $1,600,000, and $566,666, respectively.

(2)

Amounts reflect the aggregate payment that each named executive officer would receive with respect to their IPG equity awards which are subject to double-trigger accelerated vesting upon a qualifying termination within 24 months following the consummation of merger, including IPG RSUs, IPG PSUs and IPG RSAs. Please see “The Merger Agreement—Treatment of IPG Equity Awards in the Merger” on page 130. Omnicom has proposed and agreed that Mr. Krakowsky will be paid these amounts shortly following closing. For more details regarding such agreement, see “Omnicom Agreement with Mr. Krakowsky” beginning on page 123 above.

(3)

The amount includes (i) for Mr. Krakowsky, the value of the enhancements to his CAP benefits, specifically 30 months of additional employer contributions ($300,000) and 30 months of interest on his account balance ($246,221), (ii) for Ms. Johnson, the value of the enhancements to her CAP benefits, specifically 24 months of additional employer contributions ($150,000) and 24 months of interest on her account balance ($164,106), (iii) for Mr. Bonzani, the value of the enhancements to his CAP benefits, specifically 24 months of additional employer contributions ($100,000) and 24 months of interest on his account balance ($49,054), and (iv) for Mr. Carroll, the value of the enhancements to his CAP benefits, specifically 24 months of additional employer contributions ($100,000) and 24 months of interest on his account balance ($114,527). Pursuant to their respective executive change of control agreements, in the event of a qualifying termination within 24 months following the consummation of the merger (double-trigger arrangements), the executive will be entitled to a lump sum payout of all amounts due under the CAP (including the amounts attributable to the enhancement described above). The total payout pursuant to the CAP for Messrs. Krakowsky, Bonzani and Carroll would be $2,506,489, $649,084 and $1,414,575, respectively, and $2,032,017 for Ms. Johnson. Additionally, the amount includes the $3,675,000 that Mr. Krakowsky will receive pursuant to the ESBA, representing the value of a series of payments that would otherwise be made over a period of 15 years. Omnicom has proposed and agreed that Mr. Krakowsky will be paid these amounts shortly following closing (a single-trigger arrangement). For more details regarding such agreement, see “Omnicom Agreement with Mr. Krakowsky” beginning on page 123 above.

(4)

Under each named executive officer’s executive change of control agreement, Mr. Krakowsky, Ms. Johnson, Mr. Bonzani and Mr. Carroll are entitled to cash payments to subsidize the continued cost of medical, dental, and vision benefits in an amount equal to $64,903, $75,396, $76,679, and $75,396, respectively, following a qualifying termination for a period of 24 (or, for Mr. Krakowsky, 30) months. Omnicom has proposed and agreed that Mr. Krakowsky will be paid these amounts shortly following closing. For more details regarding such agreement, see “Omnicom Agreement with Mr. Krakowsky” beginning on page 123 above.

Indemnification and Insurance

Under the merger agreement, each present and former director and officer of IPG or any of its subsidiaries or any person who serves at the request of IPG as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which IPG or any of its subsidiaries owns any equity interests, properties or assets is entitled to continued indemnification and insurance coverage through the combined company for acts or omissions occurring before or at the completion of the merger. For a more detailed description, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 146.

Listing of Omnicom Shares; Delisting and Deregistration of IPG Shares

If the merger is completed, the shares of Omnicom common stock to be issued in the merger will be listed for trading on the NYSE, shares of IPG common stock will be delisted from the NYSE and deregistered under the Exchange Act, and IPG will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

Accounting Treatment of the Merger

Omnicom and IPG prepare their respective financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting, as required by ASC 805, which requires identification of both the accounting acquirer and the accounting acquiree. Omnicom management has determined that Omnicom represents the accounting acquirer in the merger. In identifying Omnicom as the acquiring entity for accounting purposes, Omnicom took into account a number of factors, including:

•	Omnicom stockholders holding majority voting interests in the combined company;

•	the issuer of equity interests, which in the case of the merger is Omnicom; and

•	the intended corporate governance structure and senior management of the combined company following the effective time of the merger.

No single factor was the sole determinant in the overall conclusion that Omnicom is the acquirer for accounting purposes; rather, all pertinent facts and circumstances were considered in arriving at such conclusion. As a result, Omnicom will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of IPG at their respective fair values upon consummation of the merger.

Treatment of Indebtedness

Credit Facilities

During the three months ended September 30, 2024, Omnicom had no borrowings outstanding under its $2.5 billion unsecured multi-currency revolving credit facility (the “Omnicom Credit Facility”), most recently amended and restated as of June 2, 2023 (as further amended, amended and restated or otherwise modified, the “Omnicom Credit Agreement”). Similarly, as of September 30, 2024, IPG had no borrowings outstanding under its committed $1.5 billion unsecured multi-currency revolving credit facility (the “IPG Credit Facility” and, together with the Omnicom Credit Facility, the “Credit Facilities”), most recently amended and restated as of May 29, 2024 (as further amended, amended and restated or otherwise modified, the “IPG Credit Agreement” and, together with the Omnicom Credit Agreement, the “Revolving Credit Agreements”), but there were $9.3 million of letters of credit issued and outstanding thereunder, which reduced the total availability under the IPG Credit Agreement to an aggregate principal amount equal to $1,490.7 million.

Unless terminated or amended prior to or at the closing date, consummation of the merger would constitute a “change in control” and trigger an event of default under the IPG Credit Agreement. In addition, the Omnicom Credit Agreement includes certain restrictions on the existence of indebtedness by subsidiaries of Omnicom, including indebtedness of subsidiaries existing at the time of the acquisition of such subsidiaries such that, unless addressed prior to the closing date, the assumption of the senior notes issued by IPG could trigger an event of default under the Omnicom Credit Agreement. The merger agreement requires IPG and Omnicom to cooperate to determine an optimal global financing structure for the combined company after giving effect to the merger to address issues such as “change of control” triggers and to make arrangements taking into account post-closing operations and the existing characteristics of each of IPG’s and Omnicom’s respective credit facilities, any commercial paper programs and other financing arrangements, including arrangements by way of amendments to the existing Credit Facilities, customary payoff letters or other means with respect to refinancing or retaining their respective Credit Facilities. Therefore, Omnicom and IPG currently expect to refinance the Credit Facilities evidenced by their respective Revolving Credit Agreements with a new credit facility to permit the merger and the assumption of the IPG senior notes by Omnicom and to address the revolving credit facility needs of the combined company.

Senior Notes

As of September 30, 2024, Omnicom had approximately $6.9 billion aggregate principal amount of senior notes outstanding. As of September 30, 2024, IPG had approximately $2.9 billion aggregate principal amount in senior notes outstanding. In connection with the merger, Omnicom plans to assume the IPG senior notes outstanding. For a description of Omnicom’s and IPG’s existing indebtedness, see Omnicom’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 16, 2024, and IPG’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the SEC on October 23, 2024, each of which is incorporated by reference into this joint proxy statement/prospectus.

Dividend Policy

Until the earlier of the effective time and the termination of the merger agreement, neither Omnicom nor IPG may make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of the other party, except that each of IPG and Omnicom are permitted to pay regular quarterly dividends in accordance with past practice and made solely out of such party’s cash on hand prior to the effective time, in the case of IPG up to $0.33 per share per calendar quarter, and in the case of Omnicom, $0.70 per share per calendar quarter.

THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following section summarizes material provisions of the merger agreement, which is included in this joint proxy statement/prospectus as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of Omnicom and IPG are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Omnicom and IPG stockholders are urged to read the merger agreement carefully and in its entirety as well as this joint proxy statement/prospectus before making any decisions regarding the merger, including the adoption of the merger agreement and the issuance of shares of Omnicom common stock to IPG stockholders pursuant to the merger agreement, as applicable.

The merger agreement is included as Annex A in this joint proxy statement/prospectus to provide you with information regarding its terms and is not intended to provide any factual information about Omnicom or IPG. In your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other parties prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Omnicom and IPG delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the merger agreement was signed on December 8, 2024. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Omnicom, IPG and Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub will merge with and into IPG. IPG will be the surviving corporation in the merger and will become a direct wholly owned subsidiary of Omnicom (in such capacity, we sometimes refer to IPG as the “surviving corporation”).

At the effective time of the merger, the merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL, and all the property, rights, powers, privileges, immunities and franchises of each of IPG and Merger Sub will vest in the surviving corporation, and all obligations, liabilities and duties of each of IPG and Merger Sub will become the obligations, liabilities and duties of the surviving corporation.

Closing

Unless otherwise mutually agreed to in writing between Omnicom and IPG, the closing of the merger will take place at 9:00 a.m. New York City time as soon as practicable (and in any event, within two business days) after satisfaction or, to the extent permitted, waiver of all applicable conditions to the closing of the merger (except for any conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the closing). For more information on the conditions to the completion of the merger, please see the section entitled “—Conditions to the Completion of the Merger.” We refer to the date on which the completion of the merger occurs as the “closing date.”

On the closing date, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL will be filed with the Secretary of State of the State of Delaware. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware, or such later time as Omnicom and IPG agree and specify in the certificate of merger.

Organizational Documents; Directors and Officers

At the effective time of the merger, the certificate of incorporation of IPG in effect immediately prior to the effective time of the merger will be amended and restated in its entirety to be in the form set forth as Exhibit A to the merger agreement. In addition, the bylaws of IPG in effect immediately prior to the effective time of the merger will be amended and restated in their entirety to be in the form set forth as Exhibit B to the merger agreement.

At the effective time of the merger, each of the parties will take all necessary actions such that (i) the directors of Merger Sub as of immediately prior to the effective time will become the only directors of the surviving corporation and (ii) the officers of IPG as of immediately prior to the effective time will become the initial officers of the surviving corporation.

Under the terms of the merger agreement, at the effective time of the merger, Omnicom has agreed to increase the size of the Omnicom board to add three directors designated by IPG from among the directors then serving on the IPG board. One of the three directors designated by IPG will be Mr. Krakowsky, and the other two directors designated by IPG will be reasonably acceptable to Omnicom. Following the closing, subject to the fiduciary duties of the Omnicom board, applicable laws and the rules and regulations of the NYSE, Omnicom has agreed to nominate the directors designated by IPG for election to the Omnicom board in the proxy statement relating to the first annual meeting of the Omnicom stockholders after the closing date.

Mr. Wren, Omnicom’s current Chief Executive Officer and Chairman of the Omnicom board, will serve as the Chief Executive Officer of the combined company and Chairman of the board of directors of the combined company, Philip J. Angelastro, Omnicom’s current Chief Financial Officer, will serve as Chief Financial Officer of the combined company, and Daryl Simm, Omnicom’s current President and Chief Operating Officer, will serve as Co-President and Co-Chief Operating Officer of the combined company. At the effective time of the merger, Omnicom will appoint Mr. Krakowsky to serve as Co-President and Co-Chief Operating Officer of the combined company and Co-Chair of the management integration committee of the combined company.

Effect of the Merger on Capital Stock; Merger Consideration

At the effective time of the merger, subject to the payment of cash in lieu of fractional shares of Omnicom common stock (the “fractional shares cash amount”) as described below under “No Fractional Shares,” each share of IPG common stock issued and outstanding immediately prior to the effective time of the merger other than cancelled shares as described below under “Cancellation of Certain IPG Common Stock,” will be converted into and thereafter represent the right to receive 0.344 shares of Omnicom common stock (the “exchange ratio”) rounded down to the nearest whole share (the “common stock merger consideration” and together, with the fractional shares cash amount, the “merger consideration”).

All of the outstanding shares of IPG common stock will be converted into the right to receive the merger consideration, all such shares of IPG common stock will cease to be outstanding and cease to exist, and, as of the effective time of the merger, each holder of a certificate representing any such shares of IPG common stock (an “IPG certificate”) or shares of IPG common stock held in book-entry form (“IPG book-entry shares) will cease to have any rights with respect thereto, except the right to receive the merger consideration.

If, from the date of the merger agreement until the effective time of the merger, the outstanding shares of Omnicom common stock or IPG common stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split, (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon is declared with a record date within said period, the applicable merger consideration, the exchange ratio and any other similarly dependent items will be equitably adjusted to provide IPG stockholders the same economic effect contemplated by the merger agreement.

Cancellation of Certain IPG Common Stock

Each share of IPG common stock held by IPG as treasury stock or held by Omnicom, Merger Sub or any of their respective wholly owned subsidiaries will automatically be cancelled and cease to exist, and no consideration or payment will be delivered in exchange therefor or in respect thereof.

No Fractional Shares

Omnicom will not issue fractional shares of Omnicom common stock pursuant to the merger agreement. Instead, each IPG stockholder otherwise entitled to a fractional share of Omnicom common stock will be entitled to receive a cash payment (rounded to the nearest cent) in lieu of such fractional share of Omnicom common stock determined by multiplying (i) the volume-weighted average closing sales prices of the Omnicom common stock on the NYSE as reported by The Wall Street Journal for the five consecutive full trading days ending on the day preceding the closing date and (ii) the fraction of a share (after taking into account all shares of IPG common stock held by the IPG stockholder immediately prior to the effective time of the merger and rounded to the nearest one-thousandth when expressed in decimal form) of Omnicom common stock which the IPG stockholder would otherwise be entitled to receive.

Treatment of IPG Equity Awards in the Merger

IPG Stock Options

Effective as of the effective time of the merger, each outstanding and unexercised IPG stock option will be assumed by Omnicom and converted into an Omnicom stock option. The Omnicom stock option will have an exercise price per share of Omnicom common stock equal to the quotient obtained by dividing (x) the exercise price per share of such IPG stock option by (y) 0.344. Each Omnicom stock option will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to the IPG stock option immediately prior to the effective time (including any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights).

IPG RSU and PSU Awards

Effective as of the effective time of the merger, each outstanding IPG RSU and each outstanding IPG PSU will be assumed by Omnicom and converted into a cash award equal to the fair market value of the shares of IPG common stock underlying such award based on the closing price of such shares of IPG common stock on the last day prior to the closing on which shares of IPG common stock are traded on the NYSE. For this purpose, the number of shares of IPG common stock subject to an IPG PSU will be determined based on either (i) the target level of performance, or (ii) if the performance period in respect of such IPG PSU ended on or prior to the effective time, the greater of actual and target level performance. Each IPG RSU and IPG PSU, as converted to a cash award, will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such award immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights, but excluding any performance-based vesting conditions for the IPG PSUs). In addition, all IPG RSUs held by non-employee members of the IPG board will be fully vested immediately prior to the effective time.

IPG RSAs

Effective as of the effective time of the merger, each outstanding IPG RSA will be assumed by Omnicom and converted into an Omnicom RSA covering a number of shares of Omnicom common stock equal to the product of (A) the number of shares of IPG common stock subject to such IPG RSA immediately prior to the effective time multiplied by (B) 0.344. Each such Omnicom RSA will, except as otherwise set forth in this paragraph, continue to be subject to the same terms and conditions as applied to such IPG RSA immediately prior to the effective time (including any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights). In addition, all IPG RSAs held by non-employee members of the IPG board will be fully vested immediately prior to the effective time and will be treated as any other fully-vested share of IPG common stock in the merger (as described in the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration”).

IPG Cash Awards

Each IPG cash award outstanding immediately prior to the effective time of the merger, will be assumed by Omnicom and will continue to be subject to the same terms and conditions as applied to such IPG cash award immediately prior to the effective time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections and forfeiture terms but excluding any performance-based vesting conditions), provided that the payment opportunity in respect of any IPG cash award that is performance-based will equal the target amount of such award as in effect immediately prior to the effective time or, if the performance period in respect of such award ended on or prior to the effective time, the greater of the target amount and the amount determined based on actual performance.

ESPP

Prior to the effective time of the merger, IPG will terminate the purchase period then in effect for the ESPP and will cause the exercise of each outstanding right to purchase shares of IPG common stock under the ESPP, in each case, no later than the business day immediately prior to the effective time of the merger. Such exercise will be effectuated by applying the funds credited in each ESPP participant’s payroll withholding account to the purchase of whole shares of IPG common stock in accordance with the terms of the ESPP, and such shares of IPG common stock will be entitled to the merger consideration (as described in the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration”). Any remaining funds will be returned to the participant as promptly as practicable following the purchase of IPG common stock. Immediately prior to and effective as of the effective time of the merger, subject to consummation of the merger, IPG will terminate the ESPP.

Assumption of IPG Stock Plans

At the effective time of the merger, Omnicom will assume each IPG Stock Plan, and will continue to maintain such assumed plans (each, as may be amended or terminated from time to time in accordance with its terms).

Payment for Securities; Exchange

Omnicom has appointed Equiniti Trust Company, LLC to act as exchange agent for the payment and delivery of the merger consideration. At or prior to the effective time of the merger, Omnicom will deposit with the exchange agent, in trust for the benefit of the IPG stockholders, for exchange (i) a number of shares of Omnicom common stock equal to the total shares of Omnicom common stock issuable pursuant to the merger agreement and (ii) cash in immediately available funds in an amount to pay the aggregate fractional shares cash amount payable pursuant to the merger agreement (such number of shares of Omnicom common stock, together with the aggregate fractional shares cash amount, the “exchange fund”). The exchange agent will, pursuant to irrevocable instructions, deliver the whole shares of Omnicom common stock contemplated to be issued pursuant to the merger agreement and the fractional shares cash amount out of the exchange fund.

Certificates

As promptly as practicable after the effective time of the merger (but in no event later than three business days after the effective time of the merger), Omnicom will cause the exchange agent to mail to each holder of record of an IPG certificate, a letter of transmittal and instructions for effecting the surrender of the IPG certificates in exchange for the merger consideration. Upon surrender of an IPG certificate to the exchange agent and delivery of a letter of transmittal and other customary documents, the holder of such IPG certificates will be entitled to receive in exchange therefor the common stock merger consideration and, if applicable, the fractional shares cash amount.

Non-DTC Book-Entry Shares

As promptly as practicable (but in no event later than three business days) after the effective time of the merger, Omnicom will cause the exchange agent to mail to each holder of record of IPG book-entry shares not held through DTC a letter of transmittal and instructions for returning such letter of transmittal in exchange for the merger consideration. Upon delivery of the letter of transmittal and other customary documents, the holder of such IPG book-entry shares will be entitled to receive in exchange therefor the whole shares of Omnicom common stock that such holder is entitled to receive and, if applicable, the fractional shares cash amount for each share of IPG common stock formerly represented by such IPG book-entry shares.

DTC Book-Entry Shares

Each holder of record of one or more IPG book-entry shares held through DTC whose shares of IPG common stock were converted into the right to receive the merger consideration will automatically at the effective time of the merger be entitled to receive, and Omnicom will cause the exchange agent to pay and deliver to DTC or its nominee as promptly as practicable after the effective time of the merger, the whole shares of Omnicom common stock that such holder is entitled to receive pursuant to the merger agreement and, if applicable, the fractional shares cash amount for each share of IPG common stock formerly represented by such IPG book-entry shares.

No Interest

No interest will be paid or accrued on any amount payable upon surrender of IPG book-entry shares.

Termination of Rights

At the effective time of the merger, the stock transfer books of IPG will be closed and there will be no further registration of transfers of shares of IPG common stock on the records of IPG. From and after the effective time of the merger, the holders of IPG certificates and IPG book-entry shares representing shares of IPG common stock outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to such shares except as otherwise provided for in the merger agreement or by applicable law. If, after the effective time of the merger, IPG certificates representing shares of IPG common stock are presented to Omnicom or the surviving corporation for any reason, they will be cancelled and exchanged for the merger consideration.

Any merger consideration remaining in the exchange fund made available to the exchange agent and not delivered to holders of IPG certificates or IPG book-entry shares within one year after the closing date will be returned to Omnicom. Any holder of IPG certificates or IPG book-entry shares will then be entitled to look only to Omnicom (subject to abandoned property, escheat or other similar laws) for any unpaid amounts.

No Liability

None of Omnicom, the surviving corporation, the exchange agent, or any representative or affiliate thereof, will be liable to any holder of an IPG certificate or IPG book-entry shares for merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Lost, Stolen, or Destroyed Certificates

If any IPG certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed IPG certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable merger consideration payable in respect thereof; provided, however, that Omnicom or the exchange agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable merger consideration, require the owners of such lost, stolen or destroyed IPG Certificates to deliver a customary indemnity against any claim that may be made against Omnicom, the surviving corporation or the exchange agent with respect to IPG certificates alleged to have been lost, stolen or destroyed.

No Dividends or Distributions

No dividends or other distributions declared or made after the effective time of the merger with respect to Omnicom common stock with a record date after the effective time of the merger will be paid to the holder of any unsurrendered IPG certificate or IPG book-entry share with respect to any shares of Omnicom common stock represented thereby, and, if applicable, no portion of the fractional shares cash amount will be paid to any such holder, unless and until the holder surrenders such IPG certificate or IPG book-entry share in accordance with the procedures described in this section entitled “—Payment for Securities; Exchange.” Subject to the effect of applicable abandoned property, escheat, tax or other laws, following proper surrender of any such IPG certificate or IPG book-entry share, Omnicom will pay to the holder of the certificates representing whole shares of Omnicom common stock issued in exchange therefor, without interest, (i) promptly, the portion of the fractional shares cash amount, if applicable, and the amount of dividends or other distributions with a record date after the effective time theretofore paid with respect to such whole shares of Omnicom common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Omnicom common stock.

Withholding Taxes

Each of Omnicom, the surviving corporation, IPG, Merger Sub, the exchange agent and their respective affiliates, and any other applicable withholding agent (each, a “withholding agent”) as applicable, are entitled to deduct and withhold from the merger consideration or any other amount payable pursuant to the merger agreement to any person, such amounts as are required to be deducted and withheld under applicable tax law. In the event any such deduction and withholding is required to be made in respect of Omnicom common stock issued in the merger, the applicable withholding agent is authorized to sell such portion of the Omnicom common stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable withholding agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable withholding agent must notify such holder of such sale and shall remit (a) the applicable portion of the net proceeds of such sale to the appropriate governmental entity and (b) the remaining net proceeds of such sale (after deduction for the amounts described in clause (a)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable governmental entity in accordance with applicable law, such deducted and withheld amounts will be treated for all purposes of the merger agreement as having been paid to the persons in respect of which such deduction and withholding was made.

No Appraisal Rights

In accordance with the NYBCL and DGCL, as applicable, no appraisal rights will be available to Omnicom stockholders or IPG stockholders with respect to the transactions contemplated by the merger agreement.

Representations and Warranties

The merger agreement contains customary and, in most cases, reciprocal representations and warranties by IPG and Omnicom that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in reports, schedules, forms, statements, registration statements, prospectuses and other documents filed with or furnished to the SEC by Omnicom or IPG, as applicable, from January 1, 2023 through December 8, 2024 or in the disclosure schedules delivered by IPG and Omnicom to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to conduct business;

•	capitalization;

•	authority with respect to the execution and delivery of the merger agreement and the due and valid execution and delivery and enforceability of the merger agreement;

•	absence of conflicts with, or violations of, organizational documents, applicable law and other contracts;

•	required regulatory filings and consents and approvals of governmental entities;

•	certain SEC filings and the financial statements included therein;

•	compliance with the applicable requirements under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities (other than certain specified exceptions);

•	absence of certain changes and events from December 31, 2023 to the date of execution of the merger agreement;

•	accuracy of information supplied or to be supplied for use in this joint proxy statement/prospectus;

•	absence of certain legal proceedings;

•	compliance with applicable laws;

•	possession of, and compliance with, applicable permits;

•	employee benefits matters and ERISA compliance;

•	collective bargaining agreements and other employee and labor matters;

•	environmental matters;

•	real property;

•	tax matters;

•	material contracts and the absence of breaches of material contracts;

•	intellectual property;

•	data privacy;

•	anti-corruption and trade sanctions, including compliance with the FCPA;

•	brokerage or other finders’ fees that may be payable in connection with the merger;

•	opinions from financial advisors;

•	ownership of Omnicom (or, as applicable, IPG) common stock;

•	insurance matters; and

•	absence of any undisclosed related party transactions.

The merger agreement also contains certain representations and warranties of Omnicom with respect to its direct wholly owned subsidiary, Merger Sub, including, without limitation, corporate organization, lack of prior business activities, capitalization and authority with respect to the execution and delivery of the merger agreement.

Definition of Material Adverse Effect

Many of the representations and warranties in the merger agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). Under the merger agreement, a “material adverse effect” means, with respect to a party, any change, event, occurrence or development that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, except that none of the following will constitute or be deemed to contribute to a material adverse effect, and will not otherwise be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	changes in law or regulatory conditions or changes in GAAP or other accounting standards;

•

changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which such party or its subsidiaries operate in the United States or globally;

•

changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage, acts of terrorism, government shutdown, lapse in appropriates or funding hiatus, or civil unrest), changes due to natural disasters or changes in the weather or any outbreak or worsening of an epidemic, pandemic or other health crisis;

•

actions expressly required of such party under the merger agreement or taken at the written request of the other party, or certain specified actions expressly permitted to be taken by a party under the merger agreement;

•

the negotiation, execution, delivery, announcement, performance, pendency or consummation of the merger agreement and the merger, including the identity of the other party and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of the merger agreement and the merger;

•	any legal proceeding arising from allegations of breach of fiduciary duty or violation of law relating to the merger agreement;

•

changes in the trading price or trading volume of shares of the common stock of such party or any downgrade in the ratings of any indebtedness or debt securities of such party or its subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether a material adverse effect has occurred to the extent not otherwise excluded); or

•

any failure by such party or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether a material adverse effect has occurred to the extent not otherwise excluded).

Any changes of the sort referred to in the first three bullets above may be taken into account in determining whether there has been a material adverse effect to the extent such effect disproportionately impacts such party and its subsidiaries, taken as a whole, relative to other companies operating in the same industries.

An “IPG material adverse effect” means a material adverse effect with respect to IPG and its subsidiaries, taken as a whole, and a “Omnicom material adverse effect” means a material adverse effect with respect to Omnicom and its subsidiaries, taken as a whole.

The representation and warranties do not survive the effective time of the merger.

Interim Operations of IPG and Omnicom Pending the Merger

Each of Omnicom and IPG has agreed, subject to certain specified exceptions, that during the period between the execution of the merger agreement and the earlier of the effective time of the merger and the valid termination of the merger agreement, it will, and will cause its respective subsidiaries to:

•	use commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects; and

•	use commercially reasonable efforts to preserve intact its business organization and comply with all applicable laws in all material respects.

In addition, each of Omnicom and IPG has agreed, subject to certain specified exceptions, that during the period between the execution of the merger agreement and the earlier of the effective time of the merger and the valid termination of the merger agreement, it will not, and will not permit its respective subsidiaries to, do any of the following without the prior written consent of the other party (which consent will not be unreasonably withheld, conditioned or delayed):

•

amend or change its organizational documents or the organizational documents of its significant subsidiaries, or to adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device (in each case, to the extent it would apply to this transaction);

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other equity interests of such party or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, other than:

•

in the case of IPG, the issuance of IPG common stock in connection with the exercise of IPG stock options or settlement of IPG RSUs, IPG RSAs or IPG PSUs in accordance with their terms, and the issuance of shares of IPG common stock pursuant to the IPG ESPP;

•

in the case of Omnicom, the issuance of Omnicom common stock in connection with the exercise of Omnicom stock options or settlement or distribution of Omnicom PSUs, Omnicom RSUs or Omnicom deferred shares, in each case, outstanding as of the date of the merger agreement (or issued as permitted thereunder) in accordance with their terms;

•

sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any of its or its subsidiaries’ property or assets, in each case with value in excess of $50 million, except pursuant to existing contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and permitted liens;

•

sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any intellectual property material to such party and its subsidiaries, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice or compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any of its material intellectual property except in the ordinary course of business consistent with past practice;

•

declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock or other equity interests, other than permitted quarterly dividends and dividends paid in the ordinary course of business by subsidiaries) or enter into any agreement with respect to the voting or registration of its capital stock or other equity interests;

•

reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests or that of any material subsidiary, other than purchases of its common stock in the open market or pursuant to a Rule 10b5-1 trading plan, up to $325 million in the aggregate per calendar year, in the case of IPG, and up to $600 million in the aggregate per calendar year, in the case of Omnicom;

•

merge or consolidate itself or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of itself or any of its subsidiaries, except with respect to internal reorganizations solely among its subsidiaries;

•

acquire any interest in any person or any assets thereof in each case with value in excess of $100 million, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

•

incur any indebtedness for borrowed money in excess of $100 million, except as required by the terms of any such indebtedness as of the date of the merger agreement, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money, except, in each case, for corporate guarantees issued in the ordinary course of business, refinancing of its existing indebtedness for borrowed money, borrowings under its existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business;

•

make any loans, advances or capital contributions to, or investments in, any other person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any of its wholly owned subsidiaries) in excess of $10 million, individually, and $50 million in the aggregate;

•

terminate, cancel, renew, or request or agree to any material change in or waiver under any material contract, or enter into or amend any contract that, if existing on the date of the merger agreement, would be a material contract, in each case other than in the ordinary course of business consistent with past practice;

•

except to the extent required by applicable law or the existing terms of any benefit plan: (A) grant or increase the compensation or material benefits payable or to become payable to its directors, officers or employees or of the same of its subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $500,000; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any of its directors, officers or employees or the same of its subsidiaries; (C) establish, adopt, enter into, materially amend or terminate (x) any collective bargaining agreement or other contract with any union or (y) any benefit plan or other plan, agreement, trust, fund, policy or arrangement that would be a material benefit plan if in effect as of the date of the merger agreement (other than any such changes associated with annual renewals of benefit plans that are health and welfare plans in the ordinary course of business consistent with past practice); (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any benefit plan; or (E) hire or engage any of its directors, officers or employees or the same of its subsidiaries who is entitled to an annual base salary or fee equal to or in excess of $500,000;

•

waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10 million, except in the ordinary course of business;

•	make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

•

compromise, settle or agree to settle any proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by such party or its subsidiaries not in excess of $25 million individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of a violation of law by, such party or any of its subsidiaries; provided, that any stockholder litigation will be compromised, settled or agreed in accordance with the merger agreement;

•

(i) make, change or revoke any material tax election, (ii) change or adopt any tax accounting period or material method of tax accounting, (iii) amend or refile any material tax return, (iv) file any material tax return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any governmental entity relating to material taxes, (vi) settle or compromise any material liability for taxes or any audit or other proceeding relating to a material amount of taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. law);

•	take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the merger from qualifying for the intended tax treatment;

•	take certain actions set forth on the disclosure schedules; or

•	authorize or enter into any contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

No Solicitation; Changes of Recommendation

No Solicitation

Each of Omnicom and IPG has agreed to cease any discussions or negotiations with respect to any competing proposal from and after the signing of the merger agreement, and that by December 9, 2024, it would have requested to have returned or destroyed any confidential information that had been provided to third parties in connection with any potential competing proposal. In addition, each of Omnicom and IPG has agreed that it will not, and will cause its subsidiaries not to, and use reasonable best efforts to cause its representatives not to (i) solicit, initiate, endorse, or knowingly encourage or induce, or take any other action designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or would reasonably be expected to lead to, any competing proposal or (ii) participate in or engage in any discussions or negotiations with any person regarding any competing proposal (other than informing such person of the existence of the solicitation restrictions in the merger agreement). However, if, prior to obtaining the approval of the Omnicom stockholders or the IPG stockholders, as applicable, and following receipt of a bona fide written competing proposal that the Omnicom board or IPG board, as applicable, determines in good faith (after consulting with its financial advisor and with its outside legal counsel) is or would reasonably be expected to lead to a superior proposal and did not result from a material breach of the non-solicitation provisions in the merger agreement, the Omnicom board or IPG board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such competing proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, Omnicom or IPG, as applicable, may, in response to such competing proposal and subject to certain notification requirements under the merger agreement, (A) furnish information with respect to Omnicom or IPG, as applicable, to such third party making such competing proposal, and (B) engage in discussions or negotiations with such third party regarding such competing proposal, so long as such third party has executed an acceptable confidentiality agreement; provided, however, that any such information has previously been made available to Omnicom or IPG, as applicable, or is made available to Omnicom or IPG, as applicable, prior to, or substantially concurrently with, the time such information is made available to such third party.

Each of Omnicom and IPG further agreed that, until the effective time of the merger or the valid termination of the merger agreement, it would not, and would cause its respective subsidiaries not to, and use reasonable best efforts to cause its representatives not to, directly or indirectly, (i) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement with respect to any competing proposal or any offer or proposal that could lead to a competing proposal, (ii) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a competing proposal, (iii) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill agreement entered into by the applicable party in respect of or in contemplation of a competing proposal, other than, with respect to such standstill agreement, to the extent the Omnicom board or the IPG board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law or (iv) propose to do any of the foregoing.

A “competing proposal” with respect to a party means, other than the transactions contemplated by the merger agreement, any bona fide written proposal, offer, written inquiry, or indication of interest from a third party relating to (i) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Omnicom or IPG, or any of its respective subsidiaries, (ii) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease or otherwise) by any person (or group of persons) of any business or assets of Omnicom or IPG and their respective subsidiaries that generated 15% or more of the consolidated revenues, net income, or assets of Omnicom or IPG, and its respective subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Omnicom board or the IPG board, as applicable, (iii) the purchase or acquisition, in any manner, directly or indirectly, by any person (or group of persons) of 15% or more of the issued and outstanding shares of Omnicom common stock or IPG common stock or any other equity interests in Omnicom or IPG, (iv) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person (or group of persons) beneficially owning 15% or more of the shares of Omnicom common stock or IPG common stock or any other equity interests of Omnicom, IPG or any of its respective subsidiaries, (v) any sale, lease, exchange, transfer, license (other than license in the ordinary course of business), acquisition or disposition of 15% or more of the consolidated assets of Omnicom or IPG or any of their respective subsidiaries (measured by the fair market value thereof), or (iv) any combination of the foregoing.

A “superior proposal” with respect to a party means a competing proposal (except the references therein to “15%” will be replaced by “50%”) made by a third party that was not solicited and that did not otherwise result from a material breach of the non-solicitation provisions in the merger agreement, and which in the good faith judgment of the Omnicom board or IPG board, as applicable, after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the competing proposal, including its financing terms, the conditionality, the timing, and likelihood of consummation of such competing proposal and the third party making such competing proposal, (i) if accepted, is reasonably likely to be consummated in accordance with its terms, (ii) if consummated, would result in a transaction that is more favorable to the Omnicom stockholders or the IPG stockholders, as applicable, from a financial point of view, than the merger (after giving effect to all adjustments or modifications to the terms thereof which may be agreed by the other party pursuant to the merger agreement and the payment of any termination fee) and (iii) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

The merger agreement requires that Omnicom and IPG, as applicable, promptly, and in any event no later than 36 hours, after such party receives (i) any competing proposal, (ii) any request for non-public information relating to Omnicom or IPG or its respective subsidiaries, other than requests unrelated to a competing proposal, or (iii) any inquiry or request for discussions or negotiations regarding any competing proposal, to notify the other party of any of the foregoing occurrences, the identity of the party making such request and an unredacted copy of such competing proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or competing proposal). Each party will keep the other party reasonably informed of the status of any request, inquiry or competing proposal, and any material developments with respect thereto. Each party will also promptly (and in any event within 36 hours) notify the other party if it determines to begin providing information or to engage in discussions or negotiations concerning a competing proposal.

Changes of Recommendation

Each of the Omnicom board and the IPG board has agreed that it will not (i) withhold, withdraw, amend, modify or qualify, in a manner adverse to the other party, the approval, determination of advisability or recommendation by such board with respect to the transactions contemplated by the merger agreement, as applicable, (ii) fail to include the Omnicom board recommendation or the IPG board recommendation, as applicable, in the joint proxy statement, (iii) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable or recommend any competing proposal, or (iv) if requested by Omnicom or IPG, as applicable, fail to issue within ten business days after a competing proposal is announced (and in no event later than one business day prior to the date of the IPG special meeting or the Omnicom special meeting, as applicable), a press release reaffirming such board’s recommendation (each, an “Omnicom adverse recommendation change” or an “IPG adverse recommendation change,” as applicable).

At any time prior to obtaining the applicable stockholder approval, the Omnicom board or the IPG board, may make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, if (i) the Omnicom board or the IPG board, as applicable, has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such competing proposal constitutes a superior proposal, (ii) the Omnicom board or the IPG board, as applicable, provides the other party four business days prior written notice of its intention to take such action, (iii) during the four business days following such written notice, if requested by the other party to the extent such other party wishes to negotiate, the Omnicom board or the IPG board, as applicable, and its representatives have negotiated in good faith with the other party and its representatives regarding any revisions to the terms of the transactions contemplated by the merger agreement proposed by the other party in response to such competing proposal and (iv) at the end of the four business day period described in clause (iii), the Omnicom board or the IPG board, as applicable, concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustments or modifications to the merger agreement agreed to be made pursuant to the foregoing clause (iii)), that the competing proposal continues to be a superior proposal and, after consultation with its outside legal counsel, that the failure to make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, would reasonably be expected to be inconsistent with its directors’ fiduciary duties to its stockholders under applicable law. Any material amendment or modification to any competing proposal requires an additional notice to the other party and the negotiation period described in clause (iii) above will be extended an additional two days from the date of receipt of such additional notice.

In addition, at any time prior to obtaining the relevant stockholder approval, the Omnicom board or the IPG board, as applicable, may make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, if (i) such board determines that an intervening event has occurred and (ii) such board determines in good faith, after consultation with outside legal counsel, that the failure to make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, in response to such intervening event would reasonably be expected to be inconsistent with the directors’ fiduciary duties to its stockholders under applicable law; provided that (x) the Omnicom board or the IPG board, as applicable, has given the other party at least five business days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Omnicom adverse recommendation change or an IPG adverse recommendation change, the applicable party has negotiated in good faith with the other party and its representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of the merger agreement, such that the failure to make an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to its stockholders under applicable law.

An “intervening event” with respect to a party means any material event, development or change in circumstances that first occurs, arises or becomes known to Omnicom or IPG, as applicable, or its respective board, after the date of the merger agreement that (A) was not known or reasonably foreseeable as of the date of the merger agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of the merger agreement), (B) did not arise out of a breach of the merger agreement, and (C) does not relate to a competing proposal or superior proposal or any inquiry or communications or matters related thereto.

If the Omnicom board or the IPG board effects an Omnicom adverse recommendation change or an IPG adverse recommendation change, as applicable, such board will nonetheless continue to be obligated to hold its special meeting and submit the proposals described in this joint proxy statement/prospectus to its stockholders for their vote, as applicable.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

Each of Omnicom and IPG agreed to furnish all information as may be reasonably requested by the other party in connection with the preparation, filing and distribution of the registration statement, of which this joint proxy statement/prospectus forms a part. Each party has also agreed to use its reasonable best efforts to have the registration statement, of which this joint proxy statement/prospectus forms a part, declared effective as promptly as practicable after such filing (including by responding to comments of the SEC), and Omnicom agreed to use its reasonable best efforts to keep the registration statement, of which this joint proxy statement/prospectus forms a part, effective as long as is necessary to consummate the merger. Each of Omnicom and IPG has agreed to use its reasonable best efforts to cause this joint proxy statement to be mailed to its respective stockholders as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, shall have become effective.

If at any time prior to the effective time of the merger any information relating to Omnicom or IPG, or any of their respective affiliates, directors or officers, should be discovered by Omnicom or IPG, which should be set forth in an amendment or supplement to either the registration statement, or this joint proxy statement/prospectus, so either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by law, disseminated to the Omnicom stockholders and the IPG stockholders.

Each party has agreed to provide the other party and its legal counsel with copies of any written comments, and will inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the registration statement or this joint proxy statement/prospectus promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel will be given a reasonable opportunity to review any such written responses, and each party will give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Neither party will submit any such written responses without receiving the approval of the other party (e-mail being sufficient) (such approval will not be unreasonably withheld, conditioned or delayed).

Special Meetings

Omnicom Special Meeting

As soon as practicable following the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC, Omnicom will duly call and give notice of and convene and hold the Omnicom special meeting, in accordance with applicable law and the Omnicom certificate of incorporation and Omnicom bylaws, for the purpose of seeking the approval of the Omnicom issuance proposal and other ancillary matters with respect thereto.

Omnicom may postpone or adjourn the Omnicom special meeting (1) if a quorum has not been established, (2) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure,

(3) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite approval of the Omnicom issuance proposal would not otherwise be obtained, or (4) if required by applicable law. However, the Omnicom special meeting will not, in any case, be postponed or adjourned for more than ten business days in the aggregate from the originally scheduled date of the Omnicom special meeting without the prior written consent of IPG.

Omnicom will, upon the reasonable request of IPG, advise IPG at least on a daily basis on each of the last seven business days prior to the date of the Omnicom special meeting as to the aggregate tally of proxies received by Omnicom with respect to the approval of the Omnicom issuance proposal.

Unless the Omnicom board has made an Omnicom adverse recommendation change, Omnicom will include the Omnicom board recommendation in the joint proxy statement and use its reasonable best efforts to solicit from its stockholders proxies in favor of the Omnicom issuance proposal. Unless the merger agreement has been validly terminated, Omnicom has agreed to convene the Omnicom special meeting and submit the merger agreement to the Omnicom stockholders for the purpose of obtaining approval of the Omnicom issuance proposal.

IPG Special Meeting

As soon as practicable following the date on which the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC, IPG will duly call and give notice of and convene and hold the IPG special meeting, in accordance with applicable law and the IPG certificate of incorporation and the IPG bylaws, for the purpose of seeking the approval of the IPG merger proposal and other ancillary matters with respect thereto.

IPG may postpone or adjourn the IPG special meeting (1) if a quorum has not been established, (2) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure, (3) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite approval of IPG merger proposal would not otherwise be obtained, or (4) if required by applicable law. However, the IPG special meeting will not, in any case, be postponed or adjourned for more than ten business days in the aggregate from the originally scheduled date of the IPG special meeting without the prior written consent of Omnicom.

IPG will, upon the reasonable request of Omnicom, advise Omnicom at least on a daily basis on each of the last seven business days prior to the date of the IPG special meeting as to the aggregate tally of proxies received by IPG with respect to the approval of the IPG merger proposal.

Unless the IPG board has made an IPG adverse recommendation change IPG will include the IPG board recommendation in the joint proxy statement and use its reasonable best efforts to solicit from its stockholders proxies in favor of the IPG merger proposal. Unless the merger agreement has been validly terminated, IPG has agreed to convene the IPG special meeting and submit the merger agreement to the IPG stockholders for the purpose of obtaining approval of the IPG merger proposal.

Timing of Special Meetings

IPG and Omnicom have agreed to use their reasonable best efforts to set the record dates for, and to hold the IPG special meeting and the Omnicom special meeting on the same day and at the same time. In the event that either IPG will have postponed or adjourned the IPG special meeting or Omnicom will have postponed or adjourned the Omnicom special meeting, the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

Access to Information

Upon reasonable notice, each of Omnicom and IPG has agreed to afford to the other party and its representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the effective time of the merger, to all its properties, books, contracts and records and its officers, key employees and representatives. During such period, Omnicom and IPG have agreed to furnish promptly to the other party consistent with its obligations under applicable law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, to the extent required for integration and operational planning purposes or otherwise deemed appropriate by the parties; provided, however, none of Omnicom or IPG or any of their respective subsidiaries or representatives will be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (i) breach any agreement with any third party, (ii) constitute a waiver of the attorney-client or other privilege held by such party or (iii) otherwise violate any applicable law. In the event that any of the restrictions in clauses (i) through (iii) of the foregoing sentence apply, each party will advise the other party of the subject matter of any such information that cannot be disclosed, and the parties will use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable laws.

HSR and Other Regulatory Approvals

The parties have agreed to make any filings required to be made pursuant to the HSR Act or other applicable antitrust laws, foreign investment laws, or foreign subsidies laws with respect to the transactions contemplated by the merger agreement as promptly as reasonably practicable and to supply as promptly as reasonably practicable to the appropriate governmental entities any additional information and documentary material that may be requested by such governmental entities pursuant to the HSR Act or such other applicable antitrust laws or foreign investment laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, as applicable.

IPG, Omnicom and Omnicom Merger Sub have agreed to use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the transactions contemplated by the merger agreement, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and orders of all governmental entities and parties to contracts with IPG, Omnicom or any of their respective subsidiaries that may be or become necessary for the performance of obligations pursuant to the merger agreement and the consummation of the transactions contemplated by the merger agreement.

The parties have agreed to use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the transactions contemplated by the merger agreement by any governmental entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar law that may be asserted by any governmental entity so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as reasonably practicable, and in any event prior to the outside date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the outside date or preventing the consummation of any of the transactions contemplated by the merger agreement. In addition, the parties have agreed to, and to cause each of their respective subsidiaries to, use reasonable best efforts to defend through litigation on the merits so as to enable the parties to close the transactions contemplated by the merger agreement as promptly as reasonably practicable (and in any event prior to the outside date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition governmental entity under applicable antitrust, competition, fair trade or similar law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other law that could prevent or delay beyond the outside date the closing of the merger from occurring.

Notwithstanding the foregoing or any other provision of the merger agreement, neither Omnicom nor IPG nor any of their respective subsidiaries are required to (or permitted to without the written consent of the other party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship, if such action would, individually or in the aggregate, result in a material adverse effect on the financial condition, business, assets or results of operations of any of: Omnicom and its subsidiaries, taken as a whole, IPG and its subsidiaries, taken as a whole, or Omnicom, IPG and their respective subsidiaries, taken as a whole.

The parties have agreed to cooperate and assist one another in good faith in connection with preparation and making of the filings and, if requested, amending or furnishing additional information thereunder, and in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and orders. The parties also have agreed to use their reasonable best efforts to cooperate with and assist each other in good faith to provide or cause to be provided as promptly as reasonably practicable to the other party all reasonably necessary information and reasonable assistance as any governmental entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the transactions contemplated by the merger agreement by a governmental entity pursuant to the HSR Act or other applicable antitrust laws, foreign investment Laws or foreign subsidies laws and provide or cause to be provided as promptly as reasonably practicable all reasonable assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, including providing to the other party any information that the other party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any governmental entity in respect of any such filing.

To the extent permitted by applicable law and not prohibited by any governmental entity, the parties have agreed to keep each other apprised of the content and status of any communications with, and communications from, any governmental entity with respect to the transactions contemplated by the merger agreement, including promptly notifying the other party of any communication it receives from any governmental entity relating to any review or investigation of the transactions contemplated by the merger agreement under the HSR Act or other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, and provide advance notice of, and permit representatives of the other party to be present and participate at, each meeting or teleconference relating to any review or investigation of the transactions contemplated by the merger agreement under the HSR Act or other applicable antitrust laws, foreign investment laws or foreign subsidies laws; provided, further, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties have agreed to use their reasonable best efforts to cause their respective representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective representatives, on the one hand, and any governmental entity or members of its staff, on the other hand, with respect to the merger agreement and the transactions contemplated by the merger agreement; provided, however, that materials may be redacted as necessary to comply with any contract or laws; and as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

The parties have agreed to not (and agreed to cause their subsidiaries to not) acquire or agree to acquire any other person or business or any assets or properties of any other person if such acquisition would reasonably be expected to materially impede, prevent or materially delay the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust laws, foreign investment laws, or foreign subsidies laws, or the closing of the merger.

Employee Matters

Omnicom has agreed to provide each employee of IPG and its subsidiaries who does not provide services pursuant to a collective bargaining agreement and who continues employment with Omnicom or any of its subsidiaries following the effective time of the merger (each, a “continuing employee”), subject to continued employment with Omnicom or any of its subsidiaries and for a period of one year following the closing date:

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an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such continuing employee was eligible immediately prior to the effective time of the merger;

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retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, defined benefit arrangements, nonqualified deferred compensation, retention, severance or transaction benefits, and retiree health and welfare arrangements (together, the “excluded benefits”)) that are, in the aggregate, substantially comparable to either those provided to similarly situated employees of Omnicom and its subsidiaries or those provided to such continuing employee immediately prior to the closing date (in each case, excluding the excluded benefits); and

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upon a termination without cause of a continuing employee by Omnicom or its subsidiaries that occurs between the closing date and the first anniversary thereof, Omnicom will provide severance benefits that are no less favorable than those in effect by IPG immediately prior to the closing date (subject to the timely execution of a release of claims in a form reasonably satisfactory to Omnicom).

In addition, subject to applicable law, from and after the effective time of the merger, Omnicom will, or will cause its subsidiaries to:

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use commercially reasonable efforts to give credit under each of their respective employee benefit plans, programs and arrangements (the “post-closing plans”) to continuing employees for all service prior to the effective time with IPG or its subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by IPG or any of its subsidiaries, as applicable) for all purposes and to the same extent for which such service was taken into account or recognized by IPG or Omnicom or their respective subsidiaries, as applicable, but not to the extent crediting such service would result in duplication of benefits and not for purposes of accruals under any defined benefits plans or retiree welfare plans, except to the extent required by applicable laws;

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for the purposes of each post-closing plan that provides health benefits to any continuing employee and his or her dependents, use its commercially reasonable efforts to (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such post-closing plan to be waived for such continuing employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable IPG benefit plan, and (ii) credit each continuing employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such continuing employee and their covered dependents prior to the effective time of the merger under an IPG benefit plan during the calendar year in which the effective time of the merger occurs for the purpose of determining the extent to which such continuing employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such continuing employee and his or her covered dependents for such calendar year under any post-closing plan, as if such amounts had been paid in accordance with such plan; and

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continue and honor the respective legally binding obligations under all employment, severance, change in control and other agreements between IPG (or a subsidiary thereof) and each continuing employee, in each case, for the term of such agreement as in effect at the effective time of the merger.

If requested in writing by Omnicom no later than five business days prior to the expected closing date, IPG will adopt written resolutions to terminate, effective as of no later than the day immediately before the closing date, any IPG benefit plan sponsored by IPG or its subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “IPG 401(k) Plan”).

Omnicom and IPG have agreed to reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of IPG, Omnicom or any of their respective subsidiaries, or any union which is representing any employee of IPG, Omnicom or any of their respective subsidiaries in connection with the transactions contemplated by the merger agreement.

Omnicom and IPG have both acknowledged and agreed that the consummation of the merger will result in a “change in control” (or similar term) under each applicable IPG benefit plan.

In the event that the short-term incentive cash bonuses for the performance period in which the effective time of the merger occurs (or the immediately preceding performance period) remain unpaid as of closing, Omnicom will pay or cause one of its affiliates to pay bonuses provided for under IPG’s short-term cash performance bonus programs for the performance period in which the effective time of the merger occurs (or if applicable, the immediately preceding performance period) to each continuing employee, with the amount being determined reasonably, in the ordinary course of business consistent with past practice and based on actual performance either (1) if the closing occurs on or before December 31, 2025, through the last day of the applicable performance period (but in no event later than December 31, 2025) or (2) if the closing occurs after December 31, 2025, through the earlier of (x) the last day of the applicable performance period or (y) the last day of the surviving corporation’s fiscal year, as such fiscal year may be modified following the closing, and further subject to and conditioned upon such continuing employee’s continued employment and other requirements applicable to such short-term performance bonus program.

Cooperation as to Integration

Each of Omnicom and IPG has agreed to use, and to cause each of its respective representatives to use, its reasonable best efforts, subject to applicable laws, to cooperate with the other party in connection with planning the integration of the business operations of Omnicom and IPG.

Indemnification; Directors’ and Officers’ Insurance

Omnicom has agreed that it will, and will cause the surviving corporation to, from and after the effective time of the merger, indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (1) applicable law, (2) IPG’s (or its subsidiaries’) organizational documents in effect as of the date of the merger agreement, and (3) any contract of IPG in effect as of the date of the merger agreement, each person who is currently, or was prior to the effective time of the merger a director or officer of IPG or any of its subsidiaries, or was serving at the request of IPG as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which IPG or any of its subsidiaries owns any equity interests, properties or assets against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time, including in connection with the merger agreement or the transactions contemplated thereby.

Omnicom has agreed that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the effective time of the merger (including in connection with the merger agreement or the transactions contemplated thereby) existing in favor of an indemnified person as provided in IPG’s or its respective subsidiaries’ certificate of incorporation, bylaws or other organizational documents will survive the merger and will continue in full force and effect in accordance with their terms. For a period of no less than six years from the effective time of the merger, Omnicom will cause the surviving corporation and its subsidiaries to, and the surviving corporation will and will cause its subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of IPG or such subsidiary, in effect as of the date of the merger agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any indemnified person; provided, however, that all rights to exculpation, indemnification and expenses in respect of any proceeding pending or asserted or any claim within such period will continue until the final disposition of such proceeding.

For six years from and after the effective time of the merger, Omnicom will maintain for the benefit of the indemnified persons, director’s and officer’s insurance policies that provide coverage for events occurring prior to the closing date (the “D&O insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of IPG, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, in no event will the aggregate cost of such directors’ and officers’ liability insurance exceed 300% of the last annual premium paid by IPG prior to the date of the merger agreement, and if the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, then Omnicom is nevertheless required to provide such coverage as may be obtained for 300% of such last annual premium). These provisions will be deemed to have been satisfied if prepaid “tail” policies have been obtained by IPG prior to the effective time of the merger, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the effective time of the merger, including in respect of the transactions contemplated by the merger agreement.

In the event that, prior to the sixth anniversary of the effective time of the merger, Omnicom or the surviving corporation or any of its successors or assignees after the effective time of the merger (1) consolidates with or merges into any other person and Omnicom or the surviving corporation, as applicable, is not the continuing or surviving company or entity of such consolidation or merger or (2) transfers all or substantially all of its properties and assets to any person, then, in each such case, Omnicom has agreed to make proper provisions so that the successors and assigns of Omnicom or the surviving corporation, as the case may be, will assume the indemnification, insurance coverage and expense advancement obligations set forth in the merger agreement.

Transaction Litigation

In the event of any litigation brought by Omnicom stockholders or IPG stockholders or in the name of Omnicom or IPG against Omnicom or IPG in connection with the transactions contemplated by the merger agreement, each of Omnicom and IPG has agreed to provide the other party the opportunity to participate, at its own cost and expense, in the defense of such litigation. Each of Omnicom or IPG, as applicable, has agreed that it will not compromise or settle any such litigation without the prior written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed.

Public Announcements

Neither party may issue any public release or announcement regarding the merger that is not substantially similar with prior public releases or disclosures made by either party in compliance with the merger agreement, except to the extent such announcement or other disclosure is required by applicable law or the rules or regulations of any securities exchange or regulatory or governmental body to which the relevant party is subject. However, in the case of any such required disclosure, each party must use its reasonable best efforts to allow the other party a reasonable time to comment on such release or announcement in advance of such issuance. The foregoing restrictions do not apply to any public release or announcement made or proposed to be made by Omnicom or IPG, as applicable, in connection with a competing proposal, a superior proposal, a change in board recommendation, an intervening event or any action taken pursuant thereto or in connection with any disputes between the parties.

Notice of Certain Matters

IPG and Omnicom have agreed to promptly provide each other notice if any of the following occur after the date of the merger agreement: (1) receipt of certain notices or other communications in writing from any person alleging that the consent or approval of such person is or may be required in connection with the transactions contemplated by the merger agreement (however, with respect to persons other than governmental entities, notice is only required if the failure to obtain such consent would or would reasonably be expected to materially impair or delay the closing or be material to the party receiving such communication and its subsidiaries, taken as a whole); (2) receipt of any notice or other communication from any governmental entity or NYSE in connection with the transactions contemplated by the merger agreement; or (3) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the initial outside date the closing or that would reasonably be expected to result in any of the conditions to closing not being satisfied.

Section 16 Matters

Omnicom and IPG have agreed to take all such steps as may be reasonably required prior to the effective time of the merger to cause any dispositions of IPG common stock (including derivative securities with respect to IPG common stock) or acquisitions of Omnicom common stock (including derivative securities with respect to Omnicom common stock) resulting from the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IPG to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Listing and Delisting

Omnicom and IPG will cooperate and use their respective reasonable best efforts to cause the delisting of shares of IPG common stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable following the closing in compliance with applicable law.

Omnicom will use its reasonable best efforts to cause the shares of Omnicom common stock to be issued in connection with the merger (including shares of Omnicom common stock to be reserved upon exercise of Omnicom stock options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger. Prior to the closing, Omnicom will submit a listing application with NYSE (the “NYSE listing application”) with respect to such shares of Omnicom common stock. Omnicom will use its reasonable best efforts to have the NYSE listing application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Omnicom and IPG will furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the NYSE listing application. No submission of, or amendment or supplement to, the NYSE listing application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE listing application promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

Financing and Indebtedness

Between the date of the merger agreement and the closing date, each of Omnicom and IPG has agreed to cooperate to mutually develop and determine an optimal global financing structure for Omnicom and its subsidiaries from and after the closing, and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the merger and taking into account the expected post-closing operations and characteristics and terms of the existing indebtedness, regarding each party’s and its subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its subsidiaries’ credit agreements or senior notes.

Tax Matters

Prior to and following the effective time of the merger, IPG, Omnicom and Merger Sub will use their reasonable best efforts, and will cause their respective subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including (A) by using reasonable best efforts to refrain from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (B) by not taking any tax reporting position inconsistent with treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal (and applicable U.S. state and local and non-U.S.) income tax purposes, unless otherwise required by a change in applicable tax law after the date of the merger agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. law). Omnicom, on the one hand, and IPG, on the other hand, will use reasonable best efforts to promptly notify the other party if, at any time before the effective time of the merger, it has knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Omnicom, Merger Sub and IPG will each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of a written opinion from Willkie Farr & Gallagher LLP (or other nationally recognized tax counsel reasonably acceptable to IPG and Omnicom) to IPG, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “IPG tax opinion”). Each of Omnicom and IPG will execute and deliver to Willkie Farr & Gallagher LLP (or other nationally recognized tax counsel reasonably acceptable to IPG and Omnicom) a tax representation letter in agreed form, dated as of the date of such opinion and signed by an officer of IPG or Omnicom and Merger Sub, as applicable. Omnicom and IPG will provide such other information as reasonably requested by Willkie Farr & Gallagher LLP (or other nationally recognized tax counsel reasonably acceptable to IPG and Omnicom) for purposes of rendering the IPG tax opinion. In addition, if requested by Omnicom, IPG, Omnicom and Merger Sub will cooperate and deliver documents comparable to those described in the previous sentences to Omnicom and its tax counsel to enable Omnicom to obtain an opinion consistent with the IPG tax opinion.

Dividends

Until the earlier of the effective time of the merger and the termination of the merger agreement, neither Omnicom nor IPG may make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of the other party. However, each of IPG and Omnicom are permitted to pay regular quarterly dividends in accordance with past practice and made solely out of such party’s cash on hand prior to the effective time of the merger, in the case of IPG up to $0.33 per share of IPG common stock per calendar quarter, and in the case of Omnicom, up to $0.70 per share of Omnicom common stock per calendar quarter. The parties have further agreed to cooperate such that, and Omnicom will ensure that, any such permitted dividend authorized by Omnicom having a record date in the calendar quarter in which the closing occurs will have the same record date as such permitted dividend with respect to IPG for such calendar quarter in order to ensure that the Omnicom stockholders and the IPG stockholders are entitled to receive the same number of such dividends between the date of the merger agreement and the effective time of the merger.

Conditions to the Completion of the Merger

Mutual Conditions

Each party’s obligation to consummate the merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the merger of each of the following:

•	Stockholder Approval. The Omnicom issuance proposal has been approved by the Omnicom stockholders, and the IPG merger proposal has been approved by the IPG stockholders;

•	NYSE Listing. The shares of Omnicom common stock issuable to IPG stockholders pursuant to the merger agreement have been approved for listing on the NYSE, subject to official notice of issuance;

•

No Injunctions or Restraints. No governmental entity of competent jurisdiction in which IPG and its subsidiaries (taken as a whole) or Omnicom and its subsidiaries (taken as a whole) have material assets or material business operations has promulgated, entered, enforced, enacted or issued any law or order which prohibits, restrains or makes illegal the consummation of the merger that is still in effect;

•

Effectiveness of the Registration Statement. The registration statement, of which this joint proxy statement/prospectus forms a part, has been declared effective by the SEC under the Securities Act and is not the subject of any stop order; and

•

Regulatory Approval. Any applicable waiting period (and any voluntary extensions thereof pursuant to any agreement with any governmental entity) under the HSR Act has expired or been terminated, and certain other specified antitrust, competition, foreign investment or similar approvals have been obtained.

Additional Conditions to the Obligations of Omnicom and Merger Sub

The obligations of Omnicom and Merger Sub to complete the merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions:

•

the accuracy of the representations and warranties of IPG contained in the merger agreement as of December 8, 2024 and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	IPG having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by it in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, development, condition, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to IPG; and

•

Omnicom having received a certificate of IPG, dated as of the closing date, signed by an executive officer of IPG, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied.

Additional Conditions to the Obligations of IPG

The obligation of IPG to complete the merger is subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following additional conditions:

•

the accuracy of the representations and warranties of Omnicom contained in the merger agreement as of December 8, 2024 and as of the closing date (or, in the case of representations and warranties that address matters only as of a particular date and time, as of such date or time), subject to the materiality standards provided in the merger agreement;

•	Omnicom and Merger Sub having performed or complied with the covenants and agreements required by the merger agreement to be performed or complied with by them in all material respects;

•

no occurrence since the date of the merger agreement of any change, event, development condition, circumstance or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to Omnicom; and

•

IPG having received a certificate of Omnicom, dated as of the closing date, signed by an executive officer of Omnicom, certifying to the effect that the conditions set forth in the three bullet points directly above have been satisfied.

Termination

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the receipt of the required Omnicom and IPG stockholder approvals, under the following circumstances:

•	by mutual written consent of Omnicom and IPG.

•	by either Omnicom or IPG:

•

if any law or final and non-appealable order shall have been promulgated, entered, enforced, enacted or issued by any governmental entity of competent jurisdiction in which Omnicom and its subsidiaries (taken as a whole) or IPG and its subsidiaries (taken as a whole) have material assets or material business operations, which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the merger; but such termination right will not be available to any party pursuant to the terms of this bullet whose material breach of any of its obligations under the merger agreement is the primary cause of, or resulted in, the enactment or issuance of any such law or order;

•

if the transactions contemplated by the merger agreement shall not have been consummated by December 8, 2025, except if, as of December 8, 2025, all of the conditions to closing, except for certain conditions related to the HSR Act and other regulatory approvals, have been satisfied or waived (other than conditions that by their nature can only be satisfied on the closing date), then the initial outside date shall automatically be extended to June 8, 2026, unless the parties mutually agree in writing to an earlier extended outside date; but such termination right will not be available to any party pursuant to the terms of this bullet whose material breach of any of its obligations under the merger agreement is the primary cause of, or resulted in, the failure of the closing to occur prior to such date;

•	if the approval of the IPG merger proposal has not been obtained upon a vote taken thereon at the IPG special meeting duly convened therefor or at any adjournment or postponement thereof; or

•	if the approval of the Omnicom issuance proposal has not been obtained upon a vote taken thereon at the Omnicom special meeting duly convened therefor or at any adjournment or postponement thereof.

•	by IPG:

•

if Omnicom breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, and such breach is incapable of being cured prior to the outside date or otherwise is not cured by the earlier of (x) 45 days following written notice to Omnicom by IPG of such breach or (y) the business day prior to the outside date, and such breach would result in a failure of the IPG closing conditions relating to the accuracy of Omnicom’s representations and warranties or Omnicom’s and Merger Sub’s compliance with their respective covenants and agreements; or

•

at any time prior to the approval of the Omnicom issuance proposal, if (x) the Omnicom board or a committee thereof has effected an Omnicom adverse recommendation change or (y) Omnicom shall have committed a willful and material breach of any of its non-solicitation obligations under the merger agreement.

•	by Omnicom:

•

if IPG breaches or fails to perform any of its representations, warranties or covenants contained in the merger agreement, and such breach is incapable of being cured prior to the outside date or otherwise is not cured by the earlier of (x) 45 days following written notice to IPG by Omnicom of such breach or (y) the business day prior to the outside date, and such breach would result in a failure of the Omnicom conditions relating to the accuracy of IPG’s representations and warranties or IPG’s compliance with its covenants and agreements; or

•

at any time prior to the approval of the IPG merger proposal, if (x) the IPG board or a committee thereof has effected an IPG adverse recommendation change or (y) IPG shall have committed a willful and material breach of certain of its non-solicitation obligations under the merger agreement.

Effect of Termination

In the event of the valid termination of the merger agreement by either Omnicom or IPG, written notice will be given by the terminating party to the other party specifying the provision pursuant to which such termination is made, and the basis therefor described in reasonable detail. In the event of the valid termination of the merger agreement, the merger agreement will be terminated and will become void and have no effect, without any liability or obligation on the part of Omnicom, IPG or Merger Sub or their respective subsidiaries, officers, directors or representatives (other than to the extent any termination fees or expenses are payable by any party in connection with such termination). However, neither party will be relieved of any liabilities or damages incurred or suffered (including the loss to IPG stockholders or Omnicom stockholders, as applicable, of the benefits of the merger) by the other party as a result of a willful and material breach or fraud prior to termination by such party.

Expenses; Termination Fees

Each party shall pay the fees and expenses incurred by it in connection with the merger and other transactions contemplates by the merger agreement, provided, however, that the parties will share equally all fees and expenses in relation to the printing and mailing of this joint proxy statement/prospectus, all SEC filing fees relating to the transactions contemplated by the merger agreement and the filing fees in connection with the regulatory approvals required to be obtained pursuant to the merger agreement.

IPG will be obligated to pay Omnicom a termination fee of $439 million (the “IPG termination fee”) if:

•

Omnicom terminates the merger agreement because, prior to the approval of the IPG merger proposal, the IPG board or a committee thereof effects an IPG adverse recommendation change or IPG commits a willful and material breach of any of its non-solicitation obligations under the merger agreement; or

•

the merger agreement is terminated because the approval of the IPG merger proposal is not obtained upon a vote taken at the IPG special meeting or IPG breaches its representations, warranties or covenants in a manner that would result in the applicable Omnicom closing conditions not being satisfied and such breach cannot be cured by the outside date, and in any such case, a competing proposal shall have been publicly announced (and not withdrawn) after the date of the merger agreement and prior to the date of the IPG special meeting, and within 12 months after the date of such termination, a transaction in respect of a competing proposal is consummated or IPG enters into a definitive agreement in respect of a competing proposal (for purposes of this termination fee trigger, the references to “15%” in the definition of competing proposal are deemed to mean “50%”).

Omnicom will be obligated to pay IPG a termination fee of $676 million (the “Omnicom termination fee”) if:

•

IPG terminates the merger agreement because prior to the approval of the Omnicom issuance proposal, the Omnicom board or a committee thereof effects an Omnicom adverse recommendation change or Omnicom commits a willful and material breach of any of its non-solicitation obligations under the merger agreement; or

•

the merger agreement is terminated because the approval of the Omnicom issuance proposal is not obtained upon a vote taken at the Omnicom special meeting or Omnicom breaches its representations, warranties or covenants in a manner that would result in the applicable IPG closing conditions not being satisfied and such breach cannot be cured by the outside date, and in any such case, a competing proposal shall have been publicly announced (and not withdrawn) after the date of the merger agreement and prior to the date of the Omnicom special meeting, and within 12 months after the date of such termination, a transaction in respect of a competing proposal is consummated or Omnicom enters into a definitive agreement in respect of a competing proposal (for purposes of this termination fee trigger, the references to “15%” in the definition of competing proposal are deemed to mean “50%”).

The merger agreement requires IPG to pay Omnicom an amount equal to Omnicom’s out-of-pocket fees, costs and other expenses incurred in connection with the transactions up to a cap of $25 million if the merger agreement is terminated as a result of the failure of the IPG merger proposal to be approved at the IPG special meeting, and at such time the approval of the Omnicom issuance proposal has been obtained. Upon any termination fee becoming payable by IPG as described above, any expense reimbursement previously paid by IPG will be credited against the amount of the termination fee.

The merger agreement requires Omnicom to pay IPG an amount equal to IPG’s out-of-pocket fees, costs and other expenses incurred in connection with the transactions up to a cap of $25 million if the merger agreement is terminated as a result of the failure of the Omnicom issuance proposal to be approved at the Omnicom special meeting, and at such time, the approval of the IPG merger proposal has been obtained. Upon any termination fee becoming payable by Omnicom as described above, any expense reimbursement previously paid by Omnicom will be credited against the amount of the termination fee.

Specific Performance; Remedies

Omnicom and IPG have agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to specific performance of the terms of the merger agreement, this being in addition to any other remedy to which they are entitled at law or in equity. IPG’s or Omnicom’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other rights or remedies, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this merger agreement involving a willful and material breach.

Payment of such Omnicom termination fee or IPG termination fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other representatives, for any loss or damage based upon, arising out of or relating to the merger agreement or the negotiation, execution or performance thereof or the transactions contemplated by the merger agreement, except in the case of willful and material breach or fraud.

No Third-Party Beneficiaries

The merger agreement is binding upon and inures solely to the benefit of Omnicom, IPG and Merger Sub and their respective successors and assigns. Nothing in the merger agreement, express or implied, other than as it relates to the indemnification and insurance in respect of IPG’s directors and officers, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.

Amendment

The merger agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards at any time prior to the effective time, whether before or after the approval of the Omnicom issuance proposal or the approval of the IPG merger proposal has been obtained. No amendment can be made after the approval of the Omnicom issuance proposal or the approval of the IPG merger proposal has been obtained that requires further approval or adoption by the Omnicom stockholders or the IPG stockholders without such further approval or adoption. The merger agreement may only be amended, modified or supplemented by a signed writing by each of the parties in interest at the time of the amendment.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of shares of IPG common stock that exchange their shares of IPG common stock for shares of Omnicom common stock in the merger. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described in this joint proxy statement/prospectus. Tax considerations arising under foreign, state, or local laws, or U.S. federal laws other than those pertaining to U.S. federal income tax, are not addressed in this joint proxy statement/prospectus.

For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of IPG common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person (as defined in the Code); or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders of IPG common stock that hold their shares of IPG common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the merger and, in particular, does not address any consequences arising under any alternative minimum tax, unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). This discussion does not address holders that are not U.S. holders. This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its particular circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks, thrifts, mutual funds, or other financial institutions;

•	partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities);

•	insurance companies;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in stocks and securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	individual retirement or other deferred accounts;

•	persons that hold shares of IPG common stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States;

•	U.S. expatriates;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an “applicable financial statement”;

•

holders who actually or constructively own (or actually or constructively held at any time during the five-year period ending on the date of the disposition of such holder’s IPG common stock pursuant to the merger) 5% or more of IPG common stock; and

•

stockholders who acquired their shares of IPG common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation or through a tax-qualified retirement plan.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of IPG common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

This discussion is not tax advice and does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the merger. The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Omnicom’s or IPG’s control. You should consult with your own tax advisor as to the tax consequences of the merger (including the ownership and disposition of Omnicom common stock received in the merger) in your particular circumstances, including the applicability and effect of any alternative minimum tax and any state, local or foreign and other tax laws and of any potential changes in those laws.

Omnicom and IPG intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. IPG, Omnicom, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause IPG to receive an opinion from IPG’s external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The foregoing opinion of counsel will be based on, among other things, certain representations made by Omnicom and IPG and certain assumptions, all of which must be consistent with the state of facts existing at the time of the merger. If any of these representations and assumptions are, or become, inaccurate or incomplete, such opinion may be invalid, and the conclusions reached therein could be jeopardized. In addition, such opinion of counsel is not free from doubt. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or the courts, which may not agree with the conclusions set forth in such opinion. If the IRS were to challenge the “reorganization” status of the merger successfully, the tax consequences would differ from those set forth in this joint proxy statement/prospectus and holders of IPG common stock could be subject to U.S. federal income tax upon the receipt of Omnicom common stock in the merger.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders of IPG common stock generally will be as follows:

Exchange of Shares of IPG Common Stock for Shares of Omnicom Common Stock

U.S. holders who exchange all of their shares of IPG common stock for shares of Omnicom common stock generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Omnicom common stock (see below for tax treatment of such cash received for a fractional share). Each U.S. holder’s aggregate tax basis in the shares of Omnicom common stock received in the merger (including any fractional share) will equal such U.S. holder’s aggregate adjusted tax basis in the shares of IPG common stock surrendered in the merger. The holding period of the shares of Omnicom common stock received by a U.S. holder in the merger (including any fractional share) will include such U.S. holder’s holding period for the shares of IPG common stock surrendered in the merger. If a U.S. holder holds different blocks of IPG common stock (generally, IPG common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Omnicom common stock received in the merger.

Receipt of Cash in Lieu of Fractional Shares

No fractional shares of Omnicom common stock will be distributed to a U.S. holder of shares of IPG common stock in connection with the merger. A U.S. holder that receives cash in lieu of fractional shares of Omnicom common stock as a part of the merger will generally recognize capital gain or loss measured by the difference between the cash received in lieu of fractional shares and the portion of the U.S. holder’s tax basis in the shares of IPG common stock allocable to the cash received. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for the IPG common stock allocable such cash received is more than one year. Long term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders that acquired different blocks of IPG common stock at different times or different prices should consult their tax advisor regarding the manner in which gain or loss should be determined in their specific circumstances.

Failure to Qualify as a “Reorganization”

Although IPG and Omnicom intend that the merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and IPG, Omnicom, and Merger Sub have covenanted to use reasonable best efforts to (i) take or cause to be taken, and not knowingly fail to take, any action necessary for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) cause IPG to receive an opinion from IPG’s external counsel, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the closing of the merger is not conditioned upon the receipt of such opinion of IPG’s external counsel, and neither Omnicom nor IPG intends to request a ruling from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the treatment of the merger as a “reorganization” under Section 368(a) of the Code, or that a court will not sustain such a challenge by the IRS. If such a challenge were sustained, then the exchange of IPG common stock for Omnicom common stock pursuant to the merger would be a taxable exchange.

In such case, a U.S. holder would generally be required to recognize gain or loss equal to the difference between the U.S. holder’s adjusted tax basis in the IPG common stock it surrenders in the merger and an amount equal to the fair market value, as of the closing of the merger, of any Omnicom common stock received in the merger, plus any cash received in the merger in lieu of fractional shares of Omnicom common stock. Any gain or loss so recognized would be long-term capital gain if the U.S. holder had held the IPG common stock for more than one year as of the closing of the merger. Generally, in such event, the U.S. holder’s tax basis in the

Omnicom common stock received in the merger would equal the fair market value of such Omnicom common stock as of the closing of the merger, and the U.S. holder’s holding period for the Omnicom common stock would begin on the day after the closing of the merger.

Backup Withholding and Information Reporting

Payments of any cash to U.S. holders in lieu of a fractional share of Omnicom common stock in connection with the merger generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of IPG common stock should provide the exchange agent with a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and that such U.S. holder is not subject to backup withholding and otherwise comply with all the applicable backup withholding rules or otherwise establish an applicable exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder of shares of IPG common stock under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s federal income tax liability provided that such U.S. holder timely furnishes the required information to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

The preceding discussion is intended only as an overview of the material U.S. federal income tax consequences of the merger. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other tax laws and the effect of any proposed changes in the tax laws.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On December 8, 2024, Omnicom entered into the merger agreement to acquire IPG in an all-stock transaction. Each share of IPG common stock will be converted into, and represent the right to receive, 0.344 shares of common stock of Omnicom, plus cash in lieu of any fractional shares of Omnicom common stock that otherwise would have been issued. Consummation of the merger is subject to certain closing conditions, as described in the section entitled “The Merger Agreement - Conditions to the Completion of the Merger,” including the approval of the IPG merger proposal by IPG stockholders and the approval of the Omnicom issuance proposal by Omnicom stockholders. Omnicom expects the transaction to close in the second half of 2025.

The following unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial statements have been prepared from the respective historical consolidated financial statements of Omnicom and IPG and reflect transaction accounting adjustments related to the merger. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2023 and for the nine months ended September 30, 2024 are presented as if the merger had been completed on January 1, 2023. The unaudited pro forma condensed combined balance sheet as of September 30, 2024 is presented as if the merger had been completed on September 30, 2024.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the unaudited consolidated financial statements of Omnicom included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024;

•	the unaudited consolidated financial statements of IPG included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024;

•	the audited consolidated financial statements of Omnicom included in its Annual Report on Form 10-K for the year ended December 31, 2023;

•	the audited consolidated financial statements of IPG included in its Annual Report on Form 10-K for the year ended December 31, 2023; and

•	other information relating to Omnicom and IPG contained in or incorporated by reference into this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been prepared to reflect adjustments to Omnicom’s historical consolidated financial information representing Omnicom management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and analyses are performed. However, Omnicom management believes that the assumptions provide a reasonable basis for presenting the significant effects of the merger as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. Accordingly, the unaudited pro forma condensed combined financial statements reflect the following adjustments, which include Transaction Accounting Adjustments:

•	the reclassification of certain items within IPG’s historical presentation to conform to Omnicom’s financial statement presentation;

•	the merger, using the acquisition method of accounting, with Omnicom as the accounting acquirer and each share of IPG common stock converted into 0.344 shares of Omnicom common stock; and

•	estimated purchase accounting adjustments and related impacts on the balance sheet and income statements.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting in accordance with GAAP. Omnicom has been treated as the acquirer for accounting purposes, primarily due to Omnicom stockholders holding majority voting interests in the combined company, Omnicom issuing equity interests to effect the merger and the management of Omnicom continuing to manage the combined entity. Thus, Omnicom will account for the merger as a business combination in accordance with ASC 805. The total purchase price will be allocated to the acquired tangible and intangible assets and assumed liabilities based on their respective fair values. The fair values of the acquired assets and assumed liabilities of IPG have been measured based on various preliminary estimates using assumptions that Omnicom management believes are reasonable and based on currently available information. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements. The final purchase accounting could be materially different from the preliminary estimates used to prepare the accompanying unaudited pro forma condensed combined financial statements which could have a material impact on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not consider any potential effects of changes in market conditions on revenues, expense efficiencies or Omnicom Synergies Estimates as discussed in “The Merger - Certain Unaudited Prospective Financial Information Prepared by Omnicom,” among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the estimated purchase price reflected in the unaudited pro forma condensed combined financial statements is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.

The unaudited pro forma condensed combined financial statements have been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial statements. The pro forma adjustments reflect transaction accounting adjustments related to the merger, which are discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the merger been consummated on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.

The accounting policies followed in preparing the unaudited pro forma condensed combined financial statements are those used by Omnicom as set forth in Omnicom’s audited historical financial statements. Based on Omnicom’s initial review and understanding of IPG’s summary of significant accounting policies included in IPG’s annual report on Form 10-K for the year ended December 31, 2023, management is not aware of any material differences to conform IPG’s historical financial information to Omnicom’s significant accounting policies. A more comprehensive comparison and assessment will occur, which may result in additional differences identified. Additionally, Omnicom has included certain reclassifications for consistency in the financial statement presentation. These reclassifications have no effect on the previously reported total assets, total liabilities and shareholders’ equity, or net income of Omnicom or IPG. See Notes 2 and 3 in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements for more information.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities or cost savings or synergies that may be achieved because of the merger.

IPG and Omnicom have not had any historical material relationship prior to the merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2024

(in millions)

	Omnicom Historical	IPG Reclassified (Note 2)	Transaction Accounting Adjustments	Notes		Combined Pro Formas
ASSETS
Current assets:
Cash and cash equivalents	$3,533.9	$1,532.0	$—			5,065.9
Accounts receivable, net of allowance for doubtful accounts	8,570.0	4,718.8	—			13,288.8
Work in process	1,898.4	2,211.9	—			4,110.3
Assets held for sale	—	223.4	—			223.4
Other current assets	1,107.2	571.6	—			1,678.8

Total current assets	15,109.5	9,257.7	—			24,367.2

Property and equipment at cost, less accumulated depreciation	868.3	382.5	—			1,250.8
Operating lease right-of-use assets	1,044.0	1,062.1	—			2,106.1
Equity method investments	65.8	44.9	—			110.7
Goodwill	10,928.0	4,738.7	4,028.7	(b	)	19,695.4
Intangible assets, net of accumulated amortization	539.4	897.0	3,945.5	(b	)	5,381.9
Other assets	241.6	700.3	(29.0)	(f	)	912.9

TOTAL ASSETS	$28,796.6	$17,083.2	$7,945.2			$53,825.0

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$10,937.5	$7,061.6	$—			$17,999.1
Customer advances	1,303.2	574.2	—			1,877.4
Current portion of debt	750.0	0.1	—			750.1
Short-term debt	16.9	23.9	—			40.8
Taxes payable	270.4	—	—			270.4
Liabilities held for sale	—	60.1	—			60.1
Other current liabilities	2,087.7	745.7	72.1	(i	)	3,030.5
			125.0	(d	)

Total current liabilities	15,365.7	8,465.6	197.1			24,028.4

Long-term liabilities	874.2	528.3	76.2	(i	)	1,478.7
Long-term liability - operating leases	816.8	1,096.7	—			1,913.5
Long-term debt	6,180.1	2,919.7	(127.3)	(b	)	8,972.5
Deferred tax liabilities	558.5	242.6	65.0	(f	)	1,585.7
			719.6	(b	)
Commitments and contingent liabilities
Temporary equity - redeemable noncontrolling interests	476.0	45.6	—			521.6
Equity
Shareholders’ equity
Preferred stock	—	—	—			—
Common stock	44.6	38.4	19.2	(a	)	63.8
			(38.4)	(c	)
Additional paid-in capital	415.2	778.4	10,846.2	(a	)	11,261.4
			(778.4)	(c	)
Retained earnings	11,190.2	4,219.6	(4,344.6)	(c	)	11,065.2
Accumulated other comprehensive income (loss)	(1,274.3)	(946.1)	946.1	(c	)	(1,274.3)
Treasury stock, at cost	(6,424.4)	(364.5)	364.5	(c	)	(6,424.4)

Total shareholders’ equity	3,951.3	3,725.8	7,014.6			14,691.7

Noncontrolling interests	574.0	58.9	—			632.9

Total equity	4,525.3	3,784.7	7,014.6			15,324.6

TOTAL LIABILITIES AND EQUITY	$28,796.6	$17,083.2	$7,945.2			$53,825.0

Please refer to the notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Nine Months Ended September 30, 2024

(in millions except share and per share data)

	Omnicom Historical	IPG Reclassified (Note 3)	Transaction Accounting Adjustments	Notes		Combined Pro Formas
Revenue	$11,366.9	$7,834.7	$—			$19,201.6
Operating expenses:
Salary and service costs	8,288.7	5,676.4	(50.2)	(h	)	13,914.9
Occupancy and other costs	953.9	1,007.6	—			1,961.5
Real estate and other repositioning costs	57.8	1.4	—			59.2
Loss on disposition of subsidiary	—	6.4	—			6.4

Costs of services	9,300.4	6,691.8	(50.2)			15,942.0
Selling, general and administrative expenses	295.8	86.4	(2.9)	(h	)	379.3
Depreciation and amortization	181.4	195.5	264.1	(e	)	641.0
Impairment of goodwill	—	232.1	—			232.1

Total operating expenses	9,777.6	7,205.8	211.0			17,194.4

OPERATING INCOME	1,589.3	628.9	(211.0)			2,007.2

Interest expense	182.9	175.6	5.4	(j	)	363.9
Interest and other income, net	74.0	112.5	—			186.5

INCOME BEFORE INCOME TAXES AND INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS	1,480.4	565.8	(216.4)			1,829.8

Income tax expense	389.9	208.2	(50.2)	(k	)	547.9
Income from equity method investments	4.6	(0.2)	—			4.4

Net Income	$1,095.1	$357.4	$(166.2)			$1,286.3

Net income attributed to noncontrolling interests	62.5	12.4	—			74.9

NET INCOME ATTRIBUTED TO SHAREHOLDERS	$1,032.6	$345.0	$(166.2)			$1,211.4

Earnings per share attributed to shareholders:
Basic	$5.25	$0.92	$—			$3.73
Dilutive	$5.19	$0.91	$—			$3.70
Weighted average shares
Basic	196.5	376.2	(248.0)	(g	)	324.7
Dilutive	198.9	378.7	(250.5)	(g	)	327.1

Please refer to the notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2023

(in millions except share and per share data)

	Omnicom Historical	IPG Reclassified (Note 3)	Transaction Accounting Adjustments	Notes		Combined Pro Formas
Revenue	$14,692.2	$10,889.3	$—			$25,581.5
Operating expenses:
Salary and service costs	10,701.2	7,732.6	(42.5)	(h	)	18,391.3
Occupancy and other costs	1,168.8	1,342.5	—			2,511.3
Real estate and other repositioning costs	191.5	0.1	—			191.6
Gain on disposition of subsidiary	(78.8)	(17.9)	—			(96.7)

Costs of services	11,982.7	9,057.3	(42.5)			20,997.5
Selling, general and administrative expenses	393.7	67.2	125.0	(d	)	606.9
			21.0	(h	)
Depreciation and amortization	211.1	264.3	350.0	(e	)	825.4

Total operating expenses	12,587.5	9,388.8	453.6			22,429.9

OPERATING INCOME	2,104.7	1,500.5	(453.6)			3,151.6

Interest expense	218.5	225.6	7.2	(j	)	451.3
Interest and other income, net	106.7	133.1	—			239.8

INCOME BEFORE INCOME TAXES AND INCOME (LOSS) FROM EQUITY METHOD INVESTMENTS	1,992.9	1,408.0	(460.8)			2,940.1

Income tax expense	524.9	291.2	(106.9)	(k	)	709.2
Income from equity method investments	5.2	1.3	—			6.5

Net Income	$1,473.2	$1,118.1	$(353.9)			$2,237.4

Net income attributed to noncontrolling interests	81.8	19.7	—			101.5

NET INCOME ATTRIBUTED TO SHAREHOLDERS	$1,391.4	$1,098.4	$(353.9)			$2,135.9

Earnings per share attributed to shareholders:
Basic	$6.98	$2.86	$—			$6.52
Dilutive	$6.91	$2.85	$—			$6.48
Weighted average shares
Basic	199.4	384.1	(255.9)	(g	)	327.6
Dilutive	201.4	385.9	(257.7)	(g	)	329.6

Please refer to the notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Description of the Merger and Basis of Pro Forma Presentation

On December 8, 2024, Omnicom entered into the merger agreement to acquire IPG in an all-stock transaction. Each share of IPG common stock will be converted into, and represent the right to receive, 0.344 shares of common stock of Omnicom, plus cash in lieu of any fractional shares of Omnicom common stock that otherwise would have been issued. Consummation of the merger is subject to certain closing conditions, including (i) approval of the Omnicom issuance proposal by Omnicom stockholders, (ii) approval of the IPG merger proposal by IPG stockholders, (iii) any applicable waiting period, together with any voluntary extensions thereof, under the HSR Act must have been expired or been terminated, and (iv) certain other specified antitrust, competition, foreign investment or similar approvals that are required to have been obtained prior to closing must have been obtained or waived. See “The Merger Agreement — Conditions to the Completion of the Merger” for more information. Omnicom expects the transaction to close in the second half of 2025.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial statements have been prepared from the respective historical consolidated financial statements of Omnicom and IPG and reflect transaction accounting adjustments related to the merger. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2023 and for the nine months ended September 30, 2024 have been presented as if the merger had been completed on January 1, 2023. The unaudited pro forma condensed combined balance sheet as of September 30, 2024 has been presented as if the merger had occurred on such date.

Certain balance sheet and statements of income reclassifications have been made to the unaudited pro forma condensed combined financial statements in order to align historical presentation between Omnicom and IPG. Refer to Note 2 and Note 3 for a discussion of these reclassification adjustments.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, and Omnicom is considered the accounting acquirer. The acquisition method of accounting, based on ASC 805, Business Combinations (“ASC 805”), uses the fair value concepts defined in ASC 820, Fair Value Measurement (“ASC 820”). Fair value is defined in ASC 820 as the “price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold and/or at a fair value measurement that does not reflect management’s intended use for those assets. Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. ASC 805 requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at fair value as of the merger date, with any excess purchase price allocated to goodwill.

As of the date of this joint proxy statement/prospectus, the accompanying unaudited estimated purchase price allocation is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The potential changes to the purchase price allocation and related pro forma adjustments could be material.

For the purposes of preparing the unaudited pro forma condensed combined financial statements, Omnicom’s management has conducted a preliminary analysis of the adjustments required to conform IPG’s financial statements to reflect the current accounting policies of Omnicom. This assessment is ongoing, and, at the time of preparing the unaudited pro forma condensed combined financial statements, management is not aware of any material accounting policy differences. Upon consummation of the merger, Omnicom management will conduct a final review of IPG’s accounting policies to determine if differences in accounting policies or financial statement classification exist that may require adjustments to or reclassification of IPG’s results of operations, assets or liabilities to conform to Omnicom’s accounting policies and classifications. As a result of that review, differences may be identified that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial statements.

2.	Summary of Reclassification Adjustments – Balance Sheet

The classification of certain balance sheet items presented by IPG under GAAP has been adjusted to align with the presentation used by Omnicom under GAAP, as shown below.

	September 30, 2024
	IPG Historical	Reclassification Adjustments	IPG Reclassified
ASSETS
Current assets:
Cash and cash equivalents	$1,532.0	$—	1,532.0
Accounts receivable, net of allowance for doubtful accounts	4,718.8	—	4,718.8
Work in process	—	2,211.9	2,211.9
Accounts receivable, billable to clients	2,211.9	(2,211.9)	—
Prepaid expenses	474.0	(474.0)	—
Assets held for sale	223.4	—	223.4
Other current assets	97.6	474.0	571.6

Total current assets	9,257.7	—	9,257.7

Property and equipment at cost, less accumulated depreciation	597.0	(214.5)	382.5
Deferred income taxes	267.5	(267.5)	—
Operating lease right-of-use assets	1,062.1	—	1,062.1
Equity method investments	—	44.9	44.9
Goodwill	4,738.7	—	4,738.7
Intangible assets, net of accumulated amortization	682.5	214.5	897.0
Other assets	477.7	222.6	700.3

TOTAL ASSETS	$17,083.2	$—	$17,083.2

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$7,061.6	$—	$7,061.6
Accrued liabilities	503.6	(503.6)	—
Customer advances	—	574.2	574.2
Contract liabilities	574.2	(574.2)	—
Current portion of debt	0.1	—	0.1
Short-term debt	23.9	—	23.9
Taxes payable	—	—	—
Current portion of operating leases	242.1	(242.1)	—
Liabilities held for sale	60.1	—	60.1
Other current liabilities	—	745.7	745.7

Total current liabilities	8,465.6	—	8,465.6

Long-term liabilities	572.0	(43.7)	528.3
Deferred compensation	198.9	(198.9)	—
Long-term liability - operating leases	1,096.7	—	1,096.7
Long-term debt	2,919.7	—	2,919.7

	September 30, 2024
	IPG Historical	Reclassification Adjustments	IPG Reclassified
Deferred tax liabilities	—	242.6	242.6
Commitments and contingent liabilities
Temporary equity - redeemable noncontrolling interests	45.6	—	45.6
Equity
Shareholders’ equity
Preferred stock	—	—	—
Common stock	38.4	—	38.4
Additional paid-in capital	778.4	—	778.4
Retained earnings	4,219.6	—	4,219.6
Accumulated other comprehensive income (loss)	(946.1)	—	(946.1)
Treasury stock, at cost	(364.5)	—	(364.5)

Total shareholders’ equity	3,725.8	—	3,725.8

Noncontrolling interests	58.9	—	58.9

Total equity	3,784.7	—	3,784.7

TOTAL LIABILITIES AND EQUITY	$17,083.2	$—	$17,083.2

3.	Summary of Reclassification Adjustments – Statement of Income

The classification of certain items in the statement of income presented by IPG under GAAP has been adjusted to align with the presentation used by Omnicom under GAAP, as shown below.

	Nine Months Ended September 30, 2024
	IPG Historical	Presentation Adjustments	IPG Reclassified
Revenue	$—	$7,834.7	$7,834.7
Revenue before billable expenses	$6,752.7	$(6,752.7)	—
Billable expenses	$1,082.0	$(1,082.0)	—
Operating expenses:
Salary and service costs	4,594.4	1,082.0	5,676.4
Occupancy and other costs	1,007.6	—	1,007.6
Real estate and other repositioning costs	—	1.4	1.4
Loss on disposition of subsidiary	—	6.4	6.4
Billable expenses	1,082.0	(1,082.0)	—

Costs of services	6,684.0	7.8	6,691.8

Selling, general and administrative expenses	86.4	—	86.4
Depreciation and amortization	195.5	—	195.5
Impairment of goodwill	232.1	—	232.1
Restructuring	1.4	(1.4)	—

Total operating expenses	7,199.4	6.4	7,205.8

OPERATING INCOME	635.3	(6.4)	628.9

Interest expense	175.6	—	175.6
Interest income	119.5	(7.0)	112.5
Other expenses, net	(13.4)	13.4	—

	Nine Months Ended September 30, 2024
	IPG Historical	Presentation Adjustments	IPG Reclassified
INCOME BEFORE INCOME TAXES AND INCOME FROM EQUITY METHOD INVESTMENTS	565.8	—	565.8

Income tax expense	208.2	—	208.2

Income from equity method investments	(0.2)	—	(0.2)

Net income	$357.4	$—	$357.4

Net income attributed to noncontrolling interests	12.4	—	12.4

NET INCOME ATTRIBUTED TO SHAREHOLDERS	$345.0	$—	$345.0

Earnings per share attributed to shareholders:
Basic	$0.92	$—	$0.92
Dilutive	$0.91	$—	$0.91
Weighted average shares
Basic	376.2	—	376.2
Dilutive	378.7	—	378.7

	Year Ended December 31, 2023
	IPG Historical	Presentation Adjustments	IPG Reclassified
Revenue	$—	$10,889.3	$10,889.3
Revenue before billable expenses	$9,400.6	$(9,400.6)	—
Billable expenses	$1,488.7	$(1,488.7)	—
Operating expenses:
Salary and service costs	6,243.9	1,488.7	7,732.6
Occupancy and other costs	1,342.5	—	1,342.5
Real estate and other repositioning costs	—	0.1	0.1
Gain on disposition of subsidiary	—	(17.9)	(17.9)
Billable expenses	1,488.7	(1,488.7)	—

Costs of services	9,075.1	(17.8)	9,057.3

Selling, general and administrative expenses	67.2	—	67.2
Depreciation and amortization	264.3	—	264.3
Impairment of goodwill	—	—	—
Restructuring	0.1	(0.1)	—

Total operating expenses	9,406.7	(17.9)	9,388.8

OPERATING INCOME	1,482.6	17.9	1,500.5

Interest expense	225.6	—	225.6
Interest income	140.8	(7.7)	133.1
Other income, net	10.2	(10.2)	—

INCOME BEFORE INCOME TAXES AND INCOME FROM EQUITY METHOD INVESTMENTS	1,408.0	—	1,408.0

Income tax expense	291.2	—	291.2

Income from equity method investments	1.3	—	1.3

Net income	$1,118.1	$—	$1,118.1

Net income attributed to noncontrolling interests	19.7	—	19.7

	Year Ended December 31, 2023
	IPG Historical	Presentation Adjustments	IPG Reclassified
NET INCOME ATTRIBUTED TO SHAREHOLDERS	$1,098.4	$—	$1,098.4

Earnings per share attributed to shareholders:
Basic	$2.86	$—	$2.86
Dilutive	$2.85	$—	$2.85
Weighted average shares			—
Basic	384.1	—	384.1
Dilutive	385.9	—	385.9

4.	Consideration

Omnicom calculated the total consideration as follows (in millions, except for shares, per share amounts and exchange ratio):

Shares of IPG common stock outstanding[1]	372,645,940
Exchange ratio	0.344
Shares of Omnicom common stock to be issued	128,190,203
Omnicom share price[2]	$84.76

Total equity consideration	$10,865.4

Value of unvested replacement awards[3]	$148.3

Total Consideration[4]	$11,013.7

1	Shares of IPG common stock outstanding as of January 14, 2025.
2

Omnicom share price is as of the close of business January 14, 2025. The actual value of the shares of Omnicom common stock to be issued in the merger will depend on the market price of shares of Omnicom common stock at the closing date of the merger, and therefore the actual consideration will fluctuate based on the market price of the shares of Omnicom common stock. Accordingly, the final consideration could differ significantly from the current estimate. A 10% increase or decrease in Omnicom’s share price would increase or decrease the consideration by approximately $1,086.5 million and impact goodwill by a corresponding amount.

3	Represents the historical share-based awards that will be replaced and cash settled by Omnicom. Refer to (i) in Note 5 below.
4	Consideration paid for fractional shares is immaterial.

Under the acquisition method of accounting, the total consideration is allocated to IPG’s assets and liabilities based upon their estimated fair values as of the date of completion of the merger. Based upon the estimated purchase price and a preliminary valuation, the preliminary purchase price allocation is as follows:

Preliminary purchase price allocation	As of September 30, 2024
Cash and cash equivalents	$1,532.0
Accounts receivable	4,718.8
Work in process	2,211.9
Assets held for sale	223.4
Other current assets	571.6
Property and Equipment	382.5
Operating lease right-of-use assets	1,062.1
Equity method investments	44.9
Goodwill	8,767.4
Intangible assets	4,842.5
Other assets	671.3

Total assets	$25,028.4
Accounts payable	$7,061.6
Customer advances	574.2
Current portion of debt	0.1
Short-term debt	23.9
Liabilities held for sale	60.1
Other current liabilities	745.7
Long-term liabilities	528.3
Long-term liability - operating leases	1,096.7
Long-term debt	2,792.4
Deferred tax liabilities	1,027.2
Non-controlling interests	58.9
Redeemable noncontrolling interests	45.6

Total liabilities and noncontrolling interests	$14,014.7

Total Consideration	$11,013.7

The purchase price estimates and the purchase price allocation are preliminary and are subject to change based on the Omnicom share price at the closing date of the merger, as well as the actual net tangible and intangible assets and liabilities that exist on the closing date of the merger, and the value of certain tax contingencies. The purchase price allocation related to certain tangible and intangible assets and liabilities is ongoing. This includes, but is not limited to, items such as property and equipment, operating lease right-of-use assets and lease liabilities, and redeemable noncontrolling interests. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the merger and will be based on the fair values of the assets acquired and liabilities assumed. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

Refer to Note 5 for additional information on how the consideration and purchase price allocation have been reflected in the pro forma adjustments.

5.	Pro Forma Adjustments

The unaudited pro forma condensed combined financial statements reflects the following adjustments.

(a)	Acquisition of all outstanding shares of IPG common stock.

As of September 30, 2024
Shares of Omnicom issued to IPG stockholders (Common stock)	$19.2
Shares of Omnicom issued to IPG stockholders (Additional paid-in capital)	10,846.2

Total equity consideration	$10,865.4

(b)

Purchase price allocation (the amounts below represent changes; refer to Note 4 for preliminary fair value estimates). The adjustments as a result of the purchase price allocation include the recognition of new intangible assets, net of the removal of historical intangible assets, the recognition of new goodwill, net of the removal of historical goodwill, adjustment to the fair value of the debt, and adjustment to the fair value of deferred taxes to reflect the after tax basis difference of the intangible assets.

As of September 30, 2024
Intangible assets[1]	$3,945.5
Goodwill	4,028.7
Debt	(127.3)
Deferred income taxes[2]	719.6

1

The identifiable intangible assets acquired consist of trade names, customer relationships and technology with an estimated fair values of $1,097.0 million, $3,453.0 million and $292.5 million, respectively. Trade names, customer relationships and technology are amortized straight-line over estimated remaining useful lives of 15 years, 10 years and 5 years, respectively. The fair values for intangible assets were estimated using a market participant approach. The fair values for trade names were estimated by applying the relief-from-royalty method under the income approach. The fair values for customer relationships were estimated using the profit contribution method under the income approach. The fair values for the technology intangible assets were estimated based on the historical book value of the similar assets. The final purchase price allocation for intangible assets could materially differ from the estimates. A ten percent increase in the value of the acquired intangible assets would increase the intangible assets by $484.3 million and result in a corresponding increase to amortization expense of $90.6 million.

2

Deferred income taxes were adjusted to include deferred tax liabilities related to the identified intangible assets that will be amortized. In addition, estimates were made to deferred taxes related to net operating losses that may not be utilized and withholding taxes on undistributed earnings of foreign subsidiaries that may be required in certain jurisdictions of the combined entities (see (f) below).

(c)	Reflects adjustments to equity related to:

i)	eliminate IPG historical equity of $3,725.8 million; and

ii)	give effect to the transaction costs adjustment of $125.0 million described in (d) to retained earnings.

As of September 30, 2024
Common stock	$(38.4)
Additional paid-in capital	(778.4)
Retained earnings	(4,344.6)
Accumulated other comprehensive income (loss)	946.1
Treasury stock, at cost	364.5

Total	$(3,850.8)

(d)

Direct and incremental transaction costs expected to be incurred after September 30, 2024, in connection with the closing of the merger, which are non-recurring. The estimate is based on Omnicom management’s judgment after evaluating several factors, including evaluating its most recent overall expected budget for transaction costs and amounts contractually due to external advisors and service providers.

	Year Ended December 31, 2023	Nine Months Ended September 30, 2024
Acquisition-related costs	125.0	—

(e)	Incremental amortization resulting from the preliminary allocation of purchase price.

	Year Ended December 31, 2023	Nine Months Ended September 30, 2024
Incremental amortization	350.0	264.1

(f)

Adjust the deferred tax liabilities and deferred tax assets as a result of the merger. An increase to deferred tax liabilities was recorded as part of the allocation of purchase price in adjustment (b) above. The income tax effects related to the increase of the acquiree’s NOL valuation allowance and the taxes recognized on undistributed earnings of foreign subsidiaries are also presented as adjustments to purchase accounting.

As of September 30, 2024
Incremental valuation allowance	(29.0)
Incremental withholding tax accruals	65.0

(g)	Adjusts the common shares outstanding to reflect the Omnicom common stock that will be issued as stock consideration and the removal of IPG’s shares.

	Year Ended December 31, 2023	Nine Months Ended September 30, 2024
Weighted Average Shares – Basic
Omnicom shares issued	128.2	128.2
IPG shares converted	(384.1)	(376.2)

Total	(255.9)	(248.0)

Weighted Average Shares – Diluted
Omnicom shares issued	128.2	128.2
IPG shares converted	(385.9)	(378.7)

Total	(257.7)	(250.5)

(h)

Reflects the adjustments to previously recorded expense for incentive compensation plans that included, performance and restricted share-based awards and cash performance-based awards granted to certain IPG employees and executives and IPG’s Board of Directors. This reflects the awards that are unvested at the merger closing date and assumes no grant will be made after the merger closing date. The share-based awards of IPG will be replaced with cash-based awards as of the closing date and have been reflected at the estimated replacement award for share-based awards using the estimated IPG share price at closing. The expense for any awards with a remaining service period after the closing date has been included in the unaudited pro forma condensed combined financial statements. IPG cash-based and share-based awards include a change of control provision that requires payment upon both a change of control event and subsequent termination (double-trigger). Adjustments have been made for certain awards that had a double-trigger which accelerated the vesting. Where no determination has been made in relation to the double trigger and whether both criteria requiring payment upon a change in control would be satisfied, no acceleration has been made.

The adjustment below reflects the impact to selling, general and administrative expenses (SG&A) for those employees whose compensation expense was included within SG&A and Salary and service costs for those employees included within Salary and service costs. The following reflects the previously recorded income statement impacts and the adjusted income statement impacts for each period presented.

	Year Ended December 31, 2023	Nine Months Ended September 30, 2024
Previously recognized IPG incentive compensation plan expense	116.2	80.7
Pro forma adjustment to SG&A	21.0	(2.9)
Pro forma adjustment to Salary and related expenses	(42.5)	(50.2)

Incentive compensation plan expense included above	94.7	27.6

(i)

Reflects the accrual for share-based and cash-based awards that will all be cash settled after completion of the merger. The amount represents the portion of the service period that has been completed as of the merger closing date.

As of September 30, 2024
Accrual for incentive compensation plans - current liability	72.1
Accrual for incentive compensation plans - long-term liability	76.2

(j)	Reflects the increase in interest expense for the fair value adjustment of the debt.

	Year Ended December 31, 2023	Nine Months Ended September 30, 2024
Interest expense	7.2	5.4

(k)

Reflects the approximate income tax effects of the pro forma adjustments at the blended statutory rate of 23.2 percent for the year ended December 31, 2023 and the nine months ended September 30, 2024.

COMPARISON OF STOCKHOLDERS’ RIGHTS

This section describes the material differences between the rights of holders of shares of Omnicom common stock and the rights of holders of shares of IPG common stock. Omnicom is incorporated under the laws of the State of New York and IPG is incorporated under the laws of the State of Delaware. The differences between the rights of Omnicom stockholders and IPG stockholders primarily result from differences between the laws of the State of New York and the laws of the State of Delaware, as well as differences between the organizational documents of Omnicom and IPG. As a result of the merger, holders of shares of IPG common stock who receive merger consideration in respect of their shares of IPG common stock will become holders of shares of common stock of the combined company. As a result, following the merger, the rights of IPG stockholders who become Omnicom stockholders in the merger will be governed by the laws of the State of New York and will also then be governed by the Omnicom certificate of incorporation and the Omnicom bylaws.

This section does not include a complete description of all differences between the rights of Omnicom stockholders and IPG stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in the rights in this section is not intended to indicate that other differences that may be equally important do not exist. All Omnicom stockholders and IPG stockholders are urged to read carefully the relevant provisions of the NYBCL and DGCL, as well as each company’s organizational documents. This summary is qualified in its entirety by reference to the relevant provisions of NYBCL and DGCL, as well as the full text of each of the IPG certificate of incorporation, the IPG bylaws, the IPG governance guidelines, the Omnicom certificate of incorporation, the Omnicom bylaws and the Omnicom corporate governance guidelines. For information on how to obtain a copy of Omnicom and IPG governing documents, see the section entitled “Where You Can Find More Information.”

Omnicom Stockholders	IPG Stockholders
Authorized Capital Stock

Omnicom is authorized to issue up to 1,007,500,000 shares of stock. Of these, 1,000,000,000 shares are classified as common stock, par value $0.15 per share, and 7,500,000 shares are classified as preferred stock, par value $1.00 per share (“Omnicom preferred stock”).

The Omnicom board is authorized to issue preferred stock in one or more series, and to determine or change by resolution for each series its designation, the number of shares of the series and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of the series.

As of January 27, 2025, the record date for the Omnicom special meeting, there were outstanding 196,480,662 shares of Omnicom common stock, and there were no outstanding shares of any series of Omnicom preferred stock.

IPG is authorized to issue up to 800 million shares of common stock, par value $0.10 per share, and 20 million shares of preferred stock, without par value (“IPG preferred stock”).

The IPG board is authorized to issue IPG preferred stock from time to time in one or more classes or series and, with respect to each such class or series, to fix the designations, powers, preferences and relative, participating, optional, or other special rights of such class or series, and the qualifications, limitations, or restrictions thereof, if any. The number of authorized shares of IPG preferred stock may be increased or decreased by the affirmative vote of a majority of the holders of IPG common stock, without a vote of the holders of the IPG preferred stock, unless otherwise required pursuant to the certificate or certificates establishing the applicable series of IPG preferred stock.

As of January 27, 2025, the record date for the IPG special meeting, there were outstanding 372,645,940 shares of IPG common stock and no outstanding shares of IPG preferred stock.

Omnicom Stockholders	IPG Stockholders
Voting Rights

The Omnicom bylaws provide that, except as otherwise specifically provided in the Omnicom certificate of incorporation or in the resolutions of the board of directors providing for the issuance of preferred stock and except as otherwise provided by law, each holder of Omnicom common stock is entitled to one vote for each share of Omnicom common stock held of record by such holder on all matters on which stockholders generally are entitled to vote.	Except as otherwise required by the IPG certificate of incorporation or by applicable law, each holder of shares of IPG common stock is entitled to one vote for each share of IPG common stock held by the stockholder on the record date for any action, on all matters on which the IPG stockholders are entitled to vote.

Quorum and Adjournment

The Omnicom bylaws provide that, except as otherwise required by law or the Omnicom certificate of incorporation, the presence in person, or by remote communication, if applicable, or represented by proxy of the holders of record of a majority of the shares entitled to vote at a meeting of stockholders shall constitute a quorum, for the transaction of business at that meeting.

If a quorum is not present or represented by proxy at any meeting of stockholders, the holders of a majority of the shares entitled to vote at the meeting who are present in person, or by remote communication, if applicable, or represented by proxy may adjourn the meeting from time to time until a quorum is present. At any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

An adjourned meeting may be held later without notice other than announcement at the meeting, except that if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given in the manner set forth in the Omnicom bylaws to each stockholder entitled to vote at the adjourned meeting.

The IPG bylaws provide that holders of a majority of the shares of stock of IPG entitled to vote, present in person or by proxy, constitutes a quorum at any meeting of the stockholders for the transaction of business, except as otherwise provided by law or by the IPG certificate of incorporation.

If a quorum is not present, the holders of a majority of the shares of stock present (in person or by proxy) and entitled to vote may adjourn the meeting until a quorum is present. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

Any meeting of IPG stockholders, including a meeting at which a quorum is not present, may be adjourned to another time or place by the vote of the holders of a majority of the shares of stock of IPG present (in person or by proxy) and entitled to vote. Notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Number of Directors and Composition of Board of Directors

The Omnicom certificate of incorporation provides that the number of directors shall be fixed by the bylaws, or by action of the stockholders or the Omnicom board of directors under specific provisions of the bylaws adopted by the stockholders entitled to vote in an election for directors. The Omnicom bylaws provide that, as long as all Omnicom shares are owned beneficially and of record by three or more stockholders, the number of directors constituting the entire Omnicom board of directors will be such number, not less than

The IPG certificate of incorporation provides that the number of directors which shall constitute the IPG board shall be fixed from time to time by the IPG stockholders or by the affirmative vote of a majority of the IPG board, but in no case shall the number be less than three. There are currently ten members on the IPG board.

Pursuant to their respective charter, each of the Audit Committee, Compensation and Leadership Talent Committee and Corporate Governance and Social

Omnicom Stockholders	IPG Stockholders

three nor more than 20, as is determined by resolution of the Omnicom board from time to time. There are currently 11 members on the Omnicom board.

Pursuant to their respective charter, each of the Audit Committee, Compensation Committee and Governance Committee of the Omnicom board consists only of independent directors under criteria established by the NYSE and the applicable SEC rules.

Responsibility Committee consists entirely of independent directors under criteria established by the NYSE.

Election of Directors

The Omnicom bylaws provide that, in an election that is not a Contested Election (as defined in the Omnicom bylaws), a nominee for director shall be elected by a majority of the votes cast in person or by proxy with respect to such nominee’s election at any meeting that includes the election of directors at which a quorum is present. In a Contested Election, a nominee for director shall be elected by a plurality of the votes cast in person or by proxy at any meeting that includes the election of directors at which a quorum is present.

Prior to any stockholder meeting that includes an election of directors, each Omnicom incumbent director must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the Omnicom board in accordance with the policies and procedures adopted by the Omnicom board for such purpose.

If an incumbent director fails to receive the requisite votes, the Governance Committee of the Omnicom board shall recommend to the Omnicom board whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Omnicom board shall act on the resignation, taking into account such recommendation, and within 90 days after the date of certification of the election results, the Omnicom board shall disclose its decision and rationale regarding whether to accept the resignation.

If an incumbent director fails to receive the required vote for re-election in an election that is not a Contested Election and such director’s resignation is not accepted by the Omnicom board, such director will continue to serve until the expiration date of such director’s term in office or until such director’s earlier removal pursuant to the Omnicom bylaws.

The IPG bylaws provide that, except as otherwise provided by law or the certificate of incorporation, all elections of directors that are “contested elections” (as defined in the IPG bylaws) shall be decided by the vote of the holders of a plurality of the shares of stock present in person or by proxy at the meeting and entitled to vote. The election of directors other than in a “contested election” shall be decided by the vote of the holders of a majority of the shares of stock present in person or by proxy at the meeting and entitled to vote.

The IPG bylaws provide that incumbent directors running for re-election in an uncontested election who fail to receive the required vote shall, to the extent permitted by law, resign within 120 days after the election.

Filling Vacancies on the Board of Directors

The Omnicom bylaws provide that newly created directorships resulting from an increase in the number of	The IPG bylaws provide that vacancies on the IPG board, whether resulting from death, resignation,

Omnicom Stockholders	IPG Stockholders

directors and vacancies occurring in the Omnicom board may be filled by the vote of a majority of the directors then in office, even if less than a quorum exists. Each director so elected will hold office until the next annual meeting of stockholders.

Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Omnicom board also may be filled by Omnicom stockholders at the next annual meeting or any special meeting called for the purpose.

removal, disqualification, or the creation of new directorships due to an increase in the number of authorized directors, may be filled (i) by the affirmative vote of a majority of the remaining directors, even if less than a quorum, (ii) by the sole remaining director, or (iii) by the affirmative vote of a majority of IPG stockholders present and entitled to vote at a meeting where a quorum is present. Any director appointed to fill a vacancy will serve until the next annual meeting of stockholders and until his or her successor is elected and qualified, or until he/she resigns or is removed earlier.

If one or more directors resign effective at a future date, the directors then in office, including those who have submitted their resignations, may vote to fill the pending vacancies. Such appointments will take effect when the resignations become effective, and the new directors will serve under the same terms as those filling other vacancies.

Removal of Directors

Except as otherwise provided by law or the Omnicom bylaws, no director shall be removed prior to the expiration date of his or her term of office, except for cause and by the affirmative vote of a majority of the entire Omnicom board or of the holders of a majority of the votes cast for such action.

Except as may otherwise be provided by law, cause for removal shall exist only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction to be liable for acts committed in bad faith or the result of active and deliberate dishonesty and such acts were material to the cause of action so adjudicated, or acts in which he personally gained a financial profit or other advantage to which he or she was not legally entitled, or has been adjudicated mentally incompetent by a court of competent jurisdiction.

The IPG bylaws provide that any director may be removed at any time, either for or without cause, by action of the holders of record of a majority of the outstanding shares of stock of IPG. For proper cause, a director may also be removed at any time by the affirmative vote of at least two-thirds of the whole IPG board.

Director Nominations by Stockholders and Stockholder Proposals

The Omnicom bylaws allow stockholders to nominate a candidate(s) for election to the Omnicom board and propose business to be brought before an annual meeting, provided the stockholders comply with the procedures, and are eligible stockholders, as set forth in the Omnicom bylaws.

For proposals or director nominations submitted outside the process of Rule 14a-8 under the Exchange Act, the Omnicom bylaws require that written notice of the

The IPG bylaws allow stockholders to nominate a candidate(s) for election to the IPG board and provide that stockholders may propose business to be brought before an annual meeting of stockholders, provided the stockholders comply with the procedures set forth in the IPG bylaws. Such proposals and nominations, however, may only be brought by a stockholder who has given timely written notice to IPG’s Secretary prior to the meeting

Omnicom Stockholders	IPG Stockholders

proposal or nomination be provided to Omnicom’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not more than the 120th day prior to such annual meeting and not later than (i) the 90th day prior to such annual meeting or (ii) if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting stockholder, the information required by the Omnicom bylaws. In addition to satisfying the requirements under the Omnicom bylaws, stockholders who intend to solicit proxies in support of director nominees other than Omnicom’s nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

The nomination of any person for election as a director of Omnicom may also be made at a special meeting of stockholders, but only if the election of directors is a matter specified in the notice of such special meeting, only (i) by or at the direction of the Omnicom board or (ii) by a qualified stockholder pursuant to the procedures set forth in the Omnicom bylaws.

that complies in form and substance with the IPG bylaws.

To be timely, a stockholder’s notice must be delivered to IPG’s Secretary at the principal executive offices of IPG not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the immediately preceding annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made.

The nomination of any person for election or re-election as a director of IPG may also be made at a special meeting of stockholders at which directors are to be elected pursuant to IPG’s notice of meeting (i) by or at the direction of the IPG board or (ii) by any IPG stockholder of record at the time of giving notice, pursuant to the procedures set forth in the IPG bylaws.

Proxy Access

The Omnicom bylaws provide a proxy access right permitting certain Omnicom stockholders who have beneficially owned 3% or more of Omnicom’s outstanding common stock continuously for at least three years to submit nominations via Omnicom’s proxy materials for up to 20% of the directors then serving, but not less than two.

To nominate a director nominee, the nominating stockholder must, no earlier than 150 calendar days and no later than 120 calendar days before the date of Omnicom’s proxy materials released to stockholders in connection with the previous year’s annual meeting of stockholders, submit to the Omnicom’s Secretary at Omnicom’s principal executive office all of the information and documents as required by the Omnicom bylaws.

The IPG bylaws contain proxy access provisions that allow “eligible” stockholders to nominate candidates for election to the IPG board. Such nominations may only be brought by a stockholder who has given timely notice to IPG’s Secretary at the principal executive offices of IPG (see “ —Director Nominations by Stockholders and Stockholder Proposals”). An “eligible” stockholder is one or more IPG stockholder(s) (but not more than 20) who has owned continuously at least 3% of IPG’s total issued and outstanding shares of stock for at least three years as of both the date the notice is delivered to IPG’s Secretary and through the annual meeting at which the vote will occur.

The maximum number of stockholder nominees that will be included in IPG’s proxy materials with respect to an annual meeting of stockholders shall not exceed 20% of the number of directors on the IPG

Omnicom Stockholders	IPG Stockholders

board as of the last day on which a notice of nomination may be delivered pursuant to the IPG bylaws or, if such amount is not a whole number, the closest whole number below 20%, but not less than two.

To be timely, the Notice of Proxy Access Nomination (as defined in IPG bylaws) shall be delivered to the IPG Secretary at IPG’s principal executive offices not later than the 120th day nor earlier than the 150th day prior to the first anniversary of the date IPG issued its proxy statement for the previous year’s annual meeting.

Action by Stockholders

The Omnicom bylaws provide that except with respect to the election of directors and as otherwise provided by law, the Omnicom certificate of incorporation or the Omnicom bylaws, all matters will be determined by the vote of the holders of a majority of the shares voting on it.

See “ —Election of Directors” above for voting standards on election of directors.

The Omnicom certificate of incorporation and the Omnicom bylaws provide that, whenever the vote of stockholders is required or permitted in connection with any corporate action, that action may be taken without a meeting on written consent, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The stockholder or stockholders proposing to take such action shall give notice of the proposed action, which notice shall be in writing and delivered to and received by Omnicom’s secretary at Omnicom’s principal office not less than ninety days before the proposed effective date of such action.

The IPG bylaws provide that, except as otherwise provided by law or the IPG certificate of incorporation, the affirmative vote of a majority of the shares voting thereon at a duly organized meeting and entitled to vote on the subject matter will be the act of the stockholders, except IPG board elections.

See “ —Election of Directors” above for voting standards on election of directors.

Any action required or permitted to be taken by the IPG stockholders may be effected by the consent in writing of the holders of a majority of the outstanding shares of stock entitled to vote in lieu of a meeting of such stockholders. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the IPG board or as otherwise established under IPG bylaws.

Certificate of Incorporation Amendments

Pursuant to Section 803 of the NYBCL, subject to limited exceptions, amendments to the Omnicom certificate of incorporation may be authorized by vote of the board, followed by vote of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders.

In addition, Section 804 of the NYBCL provides that an amendment that negatively affects in certain ways holders of shares of a class or series requires

Under the IPG certificate of incorporation, IPG reserves the right to amend, alter, change or repeal any provision contained in IPG certificate of incorporation, in the manner prescribed by applicable law.

Under the DGCL, amendments to the IPG certificate of incorporation generally must be approved by the IPG board of directors and by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote on the amendment, and, if applicable,

Omnicom Stockholders	IPG Stockholders
authorization by a majority of the votes of all outstanding shares of the affected class or series.	by the affirmative vote of the holders of a majority of the outstanding stock of each class or series entitled to vote on the amendment as a class or series.

Bylaw Amendments

The Omnicom bylaws provide that any provision of the Omnicom bylaws may be amended or repealed, in whole or in part, and new by-laws may be adopted, only (i) by the affirmative vote of the holders of a majority of the votes cast for such action, or (ii) by the affirmative vote of a majority of the entire board of directors.

The IPG certificate of incorporation provides that the IPG board is expressly authorized to make, alter, amend and rescind the IPG bylaws, without any action on the part of the stockholders except as may be otherwise provided in the IPG bylaws.

The IPG bylaws provide that any provision of the IPG bylaws may be altered or repealed at any regular or special meeting of the stockholders or the IPG board if notice of the proposed alteration or repeal is set forth in the notice of such meeting, whether or not notice of such meeting is otherwise required.

Special Meetings of Stockholders

Special meetings of stockholders may be called at any time for any purpose or purposes, only by (i) the Chairman of the Omnicom board, (ii) the Omnicom board, pursuant to a resolution approved by a majority of the entire Omnicom board, (iii) Omnicom’s Chief Executive Officer or Secretary, upon the written request of a majority of the Omnicom board, or (iv) by Omnicom’s Secretary, following his or her receipt of one or more written requests to call a special meeting of stockholders in accordance with the Omnicom bylaws, from the record holders as of the record date fixed in accordance with the Omnicom bylaws who hold, in the aggregate, at least 10% of the combined voting power of the outstanding capital stock of Omnicom.

No stockholder may demand that Omnicom’s Secretary call a special meeting of the stockholders pursuant to (iv) above unless a stockholder of record has first submitted a request in writing that the Omnicom board fix a record date for the purpose of determining the stockholders entitled to demand that Omnicom’s Secretary call such special meeting, which request shall be in proper form and delivered to, or mailed and received by, Omnicom’s Secretary at the principal executive offices of Omnicom.

The IPG bylaws provide that special meetings of the holders of any class or of all classes of IPG’s capital stock may be called at any time by the IPG board, and shall be called by the Chairman of the IPG board, Co-Chairman of the IPG board or IPG’s Secretary upon the written request, stating the purposes of any such meeting, of a majority of the IPG board of directors or upon the written request of the holders of at least 25% of the outstanding IPG shares entitled to vote at such special meeting.

The written demand from the holders of at least 25% of the outstanding shares must be in proper form and timely provided to IPG’s Secretary at the principal executive offices in accordance with the IPG bylaws.

Notice of Meetings of Stockholders

Written notice of each annual or special meeting of stockholders shall be sent or otherwise given in the manner set forth in the Omnicom bylaws not less than ten nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. The notice shall specify the place, if any, date and time of	Under the IPG bylaws, written notice of each meeting of the stockholders, stating the date, hour, place and purpose or purposes thereof, shall be given, personally or by mail, to each stockholder entitled to vote at the meeting as of the record date for determining the stockholders entitled to notice of the

Omnicom Stockholders	IPG Stockholders
the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and for any special meeting, the purpose or purposes for which the meeting is called and indicate by whom it is being called.	meeting, not less than ten or more than 60 days before the date of meeting.

Proxies

The Omnicom bylaws provide that at all meetings of stockholders, a stockholder may attend and vote at the meeting in person or by proxy.	The IPG bylaws provide that each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. A proxy acting for any stockholder shall be duly appointed by an instrument in writing subscribed by such stockholder.

Forum Selection

The Omnicom certificate of incorporation and the Omnicom bylaws do not require any exclusive forum with respect to legal actions against or involving Omnicom.

Under the IPG bylaws, unless IPG consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions is the Delaware Court of Chancery (or, if the Delaware Court of Chancery lacks jurisdiction, the United States District Court for the District of Delaware). These actions include:

•  Any derivative action or proceeding brought on behalf of IPG;

•  Any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of IPG to IPG, the IPG stockholders, or IPG’s creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty;

•  Any action asserting a claim against IPG or any director or officer or other employee of IPG arising pursuant to any provision of the DGCL, the IPG certificate of incorporation or the IPG bylaws (as either may be amended, restated, modified, supplemented or waived from time to time);

•  Any action to interpret, apply, enforce, or determine the validity of the IPG certificate of incorporation or the IPG bylaws;

•  Any action asserting a claim governed by the internal affairs doctrine; and

Omnicom Stockholders	IPG Stockholders
• Any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.

Limitation of Liability of Directors and Officers

Section 402 of the NYBCL permits corporations to eliminate or limit the personal liability of directors to the corporation or its stockholders for damages for any breach of duty in such capacity except liability of a director: (i) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law; (ii) who personally gained a financial profit or other advantage to which he or she was not legally entitled; or (iii) whose acts violated Section 719 of the NYBCL.

The Omnicom certificate of incorporation provides that a director of Omnicom shall not be personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director, except where a judgment or other final adjudication adverse to a director establishes that such director’s acts or omissions were in bad faith or involved intentional misconduct or knowing violation of law or where such director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or where such director’s acts violated Section 719 of the NYBCL.

The DGCL provides that a corporation may limit or eliminate a director’s and an officer’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director or as an officer, except for liability for: (i) any breach of the director’s or officer’s duty of loyalty to such corporation or its stockholders, (ii) acts or omissions by a director or an officer not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director’s wilful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions, (iv) any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the corporation.

The IPG certificate of incorporation limits the liability of directors and officers for actions taken or omitted in good faith if they (i) exercise the care, diligence, and skill of an ordinarily prudent person in similar circumstances, or (ii) act in good faith reliance on IPG’s legal counsel, IPG’s records, officer reports, or independent experts selected with reasonable care.

IPG directors are also not personally liable to IPG or its stockholders for monetary damages for breaches of fiduciary duty, except for: (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith, or which involve intentional misconduct or knowing violations of law, (iii) liability under Section 174 of the DGCL, or (iv) transactions involving improper personal benefits. If the DGCL is amended to further limit director liability, IPG directors will benefit to the fullest extent permitted. Any repeal or modification of these protections will not affect rights existing at the time of the change.

Indemnification of Directors and Officers

The Omnicom bylaws provide that Omnicom shall indemnify any person made, or threatened to be made, a party to an action or proceeding (including, without limitation, one by or in the right of Omnicom to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or	The IPG bylaws provide for indemnification of any person who is or was a director, officer, employee, or agent of IPG (or serving at IPG’s request in such roles for another entity) if they are involved in any civil, criminal, administrative, or investigative proceeding. For actions (other than actions by or in the right of IPG), directors and officers are

Omnicom Stockholders	IPG Stockholders

any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of Omnicom served in any capacity at the request of Omnicom, by reason of the fact that he, his testator or intestate, was a director or officer of Omnicom, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise at the request of Omnicom in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, provided that no indemnification may be made to or on behalf of such person if (i) his or her acts were committed in bad faith or were the result of his or her active and deliberate dishonesty and were material to such action or proceedings or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Omnicom has entered into indemnification agreements with each of its executive officers, directors and certain other employees. Under the indemnification agreements, Omnicom agrees to indemnify the indemnitee to the fullest extent permitted by applicable law if the indemnitee is made, or is threatened to be made, a party to any proceeding (including a proceeding by or in the right of Omnicom to procure a judgment in its favor) against all expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and necessarily incurred by indemnitee in connection with the proceeding. In addition, to the extent that the indemnitee is, by reason of his corporate status, a witness in any proceeding to which the indemnitee is not a party, Omnicom agrees to indemnify and hold harmless the indemnitee against all expenses actually and necessarily incurred by him or on his behalf in connection therewith. Omnicom also agrees, to the extent Omnicom maintains liability insurance applicable to agents of Omnicom or of any other enterprise which such agent serves at the request of Omnicom, the indemnitee will be covered by such policies in accordance with its or their terms to the maximum extent of the coverage available for any such agent under such policy or policies.

The Omnicom bylaws provide that to the fullest extent permitted by the NYBCL, Omnicom will advance to any person, who may be entitled to indemnification under indemnified against expenses (including attorneys’ fees), judgments, fines, and settlements reasonably incurred, provided they acted in good faith, in a manner believed to be in or not opposed to IPG’s best interests, and, for criminal cases, without reasonable cause to believe their conduct was unlawful. Termination of a proceeding does not automatically presume misconduct.

For actions by or in the right of IPG, indemnification covers expenses reasonably incurred in defense or settlement if the director, officer or employee acted in good faith and in a manner believed to be in or not opposed to IPG’s best interests. However, no indemnification is provided if the director, officer or employee is found liable for negligence or misconduct, unless a court determines they are fairly entitled to indemnity despite the liability.

Omnicom Stockholders	IPG Stockholders

the Omnicom bylaws, sums with which to pay expenses incurred by that person in defending against the claims, actions or proceedings for which such person may become entitled to indemnification, upon receipt of an undertaking by or on behalf of such person to repay the sums which are advanced if it is ultimately determined that such person is not entitled to indemnification.

The Omnicom bylaws provide that Omnicom may purchase and maintain insurance to indemnify officers, directors and others against costs or liabilities incurred by them in connection with the performance of their duties and any activities undertaken by them for, or at the request of, Omnicom, to the fullest extent permitted by the NYBCL. Omnicom has purchased liability insurance for its officers and directors as permitted by Section 726 of the NYBCL.

Anti-Takeover Provisions and Other Stockholder Protections

Section 912 of the NYBCL generally provides that a New York corporation may not engage in a business combination with an interested stockholder for a period of five years following the interested stockholder’s becoming such. Such a business combination would be permitted where it is approved by the board of directors before the interested stockholder’s becoming such.

Covered business combinations include certain mergers and consolidations, dispositions of assets or stock, plans for liquidation or dissolution, reclassifications of securities, recapitalizations and similar transactions. An interested stockholder is generally a stockholder owning at least 20% of a corporation’s outstanding voting stock.

In addition, New York corporations may not engage at any time with any interested stockholder in a business combination other than: (i) a business combination approved by the board of directors before such interested stockholder’s stock acquisition, or where the acquisition of the stock had been approved by the board of directors before the stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of a majority of the outstanding voting stock not beneficially owned by the interested stockholder at a meeting for that purpose no earlier than five years after the stock acquisition; or (iii) a business combination in which the interested stockholder pays a formula price designed to ensure that all other stockholders receive at least the highest price per share that is paid by the interested stockholder and that meets certain other requirements.

Pursuant to Section 203 of the DGCL any person who acquires 15% or more of a IPG’s stock (thereby becoming an “interested stockholder”) may not engage in certain “business combinations” with IPG for a period of three years following the time the person became an interested stockholder, unless (i) the IPG board has approved, prior to the interested stockholder’s acquisition of stock, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of IPG’s stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans), or (iii) the business combination is approved by the IPG board and authorized by the affirmative vote (at a special meeting) of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Omnicom Stockholders	IPG Stockholders

A corporation may opt out of the interested stockholder provisions by expressly electing not to be governed by such provisions in its by-laws, which must be approved by the affirmative vote of a majority of votes of the outstanding voting stock of such corporation and is subject to further conditions. However, the Omnicom bylaws do not contain any provisions electing not to be governed by Section 912 of the NYBCL.

Appraisal or Dissenters’ Rights

Section 910 of the NYBCL permits stockholders to dissent from a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all the assets of a corporation or share exchange, if they follow certain statutorily defined procedures, and receive payment in the amount of the fair value of their shares. However, dissenters’ rights do not apply in a merger to stockholders of (i) the parent corporation in a merger with its subsidiary; (ii) the surviving corporation, except in a merger pursuant to which certain specified changes to the rights of the shares held by such stockholders are effected; and (iii) a company whose shares are listed on a national securities exchange at the record date for the vote to approve the merger.	Generally, pursuant to the DGCL, stockholders of a Delaware corporation have a right to have the fair value of their stock appraised by the Delaware Court of Chancery in certain mergers and other similar transactions, provided that stockholders comply with Section 262 of the DGCL in making a demand for such appraisal rights. However, pursuant to Section 262 of the DGCL, stockholders have no appraisal rights in the event of a merger or similar transaction if they are required by the terms of the merger agreement to accept for their stock: (i) shares of stock of the surviving corporation; (ii) shares of any other corporation which shares will be either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or (iv) a combination of such shares and cash.

Dividends

Under Section 510 of the NYBCL, dividends may be declared or paid either (i) out of surplus, so that the net assets of the corporation remaining after such declaration or payment shall at least equal the amount of its stated capital, or (ii) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.	Under Section 170 of the DGCL, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder Rights Plan

Omnicom does not currently have a stockholder rights plan.	IPG does not currently have a stockholder rights plan.

NO APPRAISAL RIGHTS

Under Section 910 of the NYBCL, Omnicom stockholders will not be entitled to dissenters’ rights in connection with the merger. If the merger is completed, Omnicom stockholders will not receive any consideration, and their shares of Omnicom common stock will remain outstanding and will constitute shares of Omnicom following the completion of the merger. Accordingly, Omnicom stockholders are not entitled to any dissenters’ rights in connection with the merger.

Because shares of IPG common stock are listed on the NYSE and IPG stockholders are not required to receive consideration other than shares of Omnicom common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the merger, IPG stockholders are not entitled to exercise appraisal rights under Delaware law in connection with the merger.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF OMNICOM

The following table sets forth, as of January 14, 2025, information known to Omnicom regarding the beneficial ownership of Omnicom common stock by each director and named executive officer of Omnicom and by all directors and executive officers of Omnicom as a group. Unless otherwise indicated, the persons below have sole voting and investment power with respect to the shares of Omnicom common stock shown as beneficially owned by them.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days.

The beneficial ownership of Omnicom common stock is based on 196,455,662 shares of Omnicom common stock issued and outstanding as of January 14, 2025.

Name	Number of Shares of Omnicom Common Stock Beneficially Owned(1)	Percent of Class
Philip J. Angelastro(2)	406,916		*
Mary C. Choksi	41,807		*
Leonard S. Coleman, Jr.	44,871		*
Mark D. Gerstein	10,014		*
Ronnie S. Hawkins	17,430		*
Louis F. Januzzi(3)	5,456		*
Deborah J. Kissire	22,554		*
Gracia C. Martore	23,335		*
Jonathan B. Nelson(4)	23,652		*
Patricia Salas Pineda	6,968		*
Linda Johnson Rice	11,606		*
Cassandra Santos	2,502		*
Daryl D. Simm(5)	73,708		*
Valerie M. Williams	21,275		*
John D. Wren(6)	1,282,911		*
All directors and executive officers as a group (17 individuals)	2,005,000	1.0%

*	Represents less than 1% of the outstanding Omnicom common stock.
(1)

The address of each director and named executive officer of Omnicom is: c/o Omnicom Group Inc., 280 Park Avenue, New York, New York 10017. This column lists voting securities, and securities the payout of which has been deferred at the election of the holder. Except to the extent noted below, each director or executive officer has sole voting and investment power with respect to the shares reported. The amounts in the column include:

•

shares held pursuant to the outside director equity plan, the payout of which has been deferred at the election of the holder, namely, Ms. Choksi — 41,807 shares, Mr. Coleman — 28,571 shares, Mr. Gerstein —10,014 shares, Mr. Hawkins — 10,137 shares, Ms. Kissire — 22,554 shares, Ms. Martore — 20,737 shares, Ms. Pineda — 6,710 shares, Ms. Rice — 10,133 shares, Ms. Santos — 596 shares and Ms. Williams — 21,275 shares;

•	shares previously held under restricted stock awards, the payout of which has been deferred at the election of the holder, namely, Mr. Wren — 135,990 shares; and

•	shares credited under the Omnicom Group Retirement Savings Plan, namely, Mr. Angelastro — 1,689 shares and Mr. Wren — 34,943 shares.

(2)

Excludes 155,708 unvested PSUs and 11,367 unvested RSUs granted to Mr. Angelastro pursuant to Omnicom equity plans, for which he does not have the right to acquire the underlying shares within 60 days of January 14, 2025.

(3)

Excludes 18,682 unvested RSUs and 11,425 unvested options granted to Mr. Januzzi pursuant to Omnicom equity plans, for which he does not have the right to acquire the underlying shares within 60 days of January 14, 2025.

(4)	Excludes 83,607 unvested RSUs granted to Mr. Nelson pursuant to Omnicom equity plans, for which he does not have the right to acquire the underlying shares within 60 days of January 14, 2025.
(5)

Excludes 169,753 unvested PSUs and 37,358 unvested RSUs granted to Mr. Simm pursuant to Omnicom equity plans, for which he does not have the right to acquire the underlying shares within 60 days of January 14, 2025.

(6)

Includes 1,111,978 shares beneficially owned by Mr. Wren through various trusts in which he possesses sole or shared voting or investment power. Excludes 248,723 unvested PSUs and 25,836 unvested RSUs granted to Mr. Wren pursuant to Omnicom equity plans, for which he does not have the right to acquire the underlying shares within 60 days of January 14, 2025.

The following table sets forth, as of January 14, 2025, information known to Omnicom regarding the beneficial ownership of Omnicom common stock by holders of more than five percent (5%) of Omnicom common stock as of the dates reported by such holders. Unless otherwise noted, all ownership information is based upon filings made by such persons with the SEC.

Name	Number of Shares of Omnicom Common Stock Owned		Percent of Class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	23,239,184	(1)	11.8%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	18,140,257	(2)	9.2%
State Street Corporation State Street Financial Center 1 Congress Street, Suite 1 Boston, MA 02114	14,119,343	(3)	7.2%
Wellington Management Group LLP c/o Wellington Management Company LLP 280 Congress Street Boston, MA 02210	10,754,259	(4)	5.5%

(1)

Stock ownership is as of December 31, 2023 and is based solely on a Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group (“Vanguard”). In the filing, Vanguard reported having shared voting power over 247,491 shares, sole dispositive power over 22,366,460 shares and shared dispositive power over 872,724 shares. Vanguard has certified in its Schedule 13G/A that such Omnicom common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom.

(2)

Stock ownership is as of December 31, 2023 and is based solely on a Schedule 13G/A filed with the SEC on January 24, 2024, by BlackRock, Inc. (“BlackRock”). In the filing, BlackRock reported having sole voting power over 16,387,315 shares and sole dispositive power over 18,140,257 shares. BlackRock has certified in its Schedule 13G/A that such Omnicom common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom.
(3)

Stock ownership is as of September 30, 2023 and is based solely on a Schedule 13G/A filed with the SEC on October 16, 2024, by State Street Corporation (“State Street”). In the filing, State Street reported having shared voting power over 10,649,499 shares and shared dispositive power over 14,118,529 shares. State Street has certified in its Schedule 13G/A that such Omnicom common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom.

(4)

Stock ownership is as of September 30, 2024 and is based solely on a Schedule 13G filed with the SEC on November 8, 2024 by Wellington Management Group LLP (“Wellington Management”), Wellington Group Holdings LLP (“Wellington Group”), Wellington Investment Advisors Holdings LLP (“Wellington Investment”) and Wellington Management Company LLP (“Wellington Management Company” and collectively, “Wellington”). In the filing, Wellington reported that (i) Wellington Management, Wellington Group and Wellington Investment each have shared voting power over 10,422,257 shares and shared dispositive power over 10,754,259 shares, and (ii) Wellington Management Company has shared voting power over 10,284,206 shares and shared dispositive power over 10,334,423 shares. Wellington has certified in its Schedule 13G that such Omnicom common stock was acquired and is held in the ordinary course of business, and was not acquired and is not held for the purpose of changing or influencing control of Omnicom.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT/DIRECTORS OF IPG

The following table sets forth, as of January 14, 2025, information known to IPG regarding the beneficial ownership of IPG common stock by each director and named executive officer of IPG and by all directors and executive officers of IPG as a group. Unless otherwise indicated, the persons below have sole voting and investment power with respect to the shares of IPG common stock shown as beneficially owned by them.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days.

Applicable percentage ownership and voting power is based on 372,645,940 shares of IPG common stock issued and outstanding as of January 14, 2025.

Name	Number of Shares of IPG Common Stock Beneficially Owned	Percentage of Class(1)(3)
Jorge L. Benitez	11,952		*
Andrew Bonzani	95,884		*
Christopher Carroll	46,573		*
Jocelyn Carter-Miller	45,388		*
Mary J. Steele-Guilfoile	116,402		*
Dawn Hudson	40,529		*
Ellen Johnson	125,469		*
Philippe Krakowsky(2)	782,437		*
Jonathan F. Miller	81,253		*
Patrick Q. Moore	55,571		*
Linda S. Sanford	44,987		*
David M. Thomas	135,833		*
E. Lee Wyatt Jr.	55,751		*
All directors and executive officers as a group (13 individuals)	1,638,029		*%

*	Represents less than 1% of the outstanding IPG common stock.
(1)

The rules of the SEC deem a person to be the beneficial owner of a security (for purposes of proxy statement disclosure) if that person has or shares either or both voting or dispositive power with respect to such security. Additionally, a security is deemed to be beneficially owned by a person who has the right to acquire beneficial ownership thereof within 60 days, for example through the exercise of a stock option that is exercisable or that will become exercisable within 60 days. IPG common stock ownership set forth in this table includes unvested shares of restricted stock award units and restricted stock awarded under the 2019 PIP due to the right of the persons identified to exercise voting power with respect to the shares. Except as otherwise indicated, each person has sole voting and sole dispositive power over the shares indicated as beneficially owned.

(2)	Includes options to purchase shares of IPG common stock exercisable within 60 days.
(3)

No individual identified in the table had beneficial ownership of more than 1% of the outstanding shares of IPG common stock as of January 14, 2025. IPG’s directors and executive officers as a group had beneficial ownership of less than 1% of the outstanding shares of IPG common stock.

No executive officer or director of Interpublic has pledged any shares of Common Stock as security.

The following table sets forth, as of January 14, 2025, information known to IPG regarding the beneficial ownership of IPG common stock by holders of more than five percent (5%) of IPG common stock as of the dates reported by such holders. Unless otherwise noted, all ownership information is based upon filings made by such persons with the SEC.

Name	Number of Shares of IPG Common Stock Owned	Percent of Class
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	45,801,467(1)	11.96%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	45,708,975(2)	12.20%
State Street Corporation State Street Financial Center 1 Lincoln Street Boston, MA 02111	29,846,521(3)	8.00%

(1)

This disclosure is based on a Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 13, 2024, in which it reported that it is an investment manager that has shared voting power with respect to 485,423 shares of IPG common stock, sole dispositive power with respect to 44,107,187 shares of IPG common stock and shared dispositive power with respect to 1,694,280 shares of IPG common stock.

(2)

This disclosure is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on November 8, 2024, in which it reported that it is a holding company of a group of investment management companies that in the aggregate have sole voting power with respect to 41,670,734 shares of IPG common stock and sole dispositive power with respect to 45,708,975 shares of IPG common stock.

(3)

This disclosure is based on a Schedule 13G/A filed by State Street Corporation with the SEC on October 16, 2024, in which it reported that it is a holding company of a group of investment management companies that in the aggregate have shared voting power with respect to 22,522,313 shares of IPG common stock and shared dispositive power with respect to 29,844,859 shares of IPG common stock.

VALIDITY OF COMMON STOCK

The validity of the shares of Omnicom common stock offered hereby will be passed upon for Omnicom by Latham & Watkins LLP.

TAX OPINION

Certain U.S. federal income tax considerations relating to the merger will be passed upon for IPG by Willkie Farr & Gallagher LLP.

EXPERTS

Omnicom

The consolidated financial statements and financial statement schedule II of Omnicom as of December 31, 2023 and 2022, and for each of the years in the three-year period ended December 31, 2023, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

IPG

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of The Interpublic Group of Companies, Inc. for the year ended December 31, 2023 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HOUSEHOLDING OF PROXY MATERIALS

Omnicom

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Omnicom common stock but who share the same address, Omnicom has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies Omnicom that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of Omnicom stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the Omnicom stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for stockholders sharing an address, please make such a request by phone at (212) 415-3600, online at www.proxyvote.com, by email at sendmaterial@proxyvote.com, or by writing to Omnicom’s Secretary at Omnicom Group Inc., 280 Park Avenue, New York, New York 10017.

IPG

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding IPG common stock but who share the same address, IPG has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of this joint proxy statement/prospectus until such time as one or more of these stockholders notifies IPG that they want to receive separate copies. In addition, the broker, bank or other nominee for any stockholder who is a beneficial owner of IPG stock may deliver only one copy of this joint proxy statement/prospectus to multiple stockholders who share the same address, unless that broker, bank or other nominee has received contrary instructions from one or more of the IPG stockholders. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate joint proxy statement/prospectus or other proxy materials, or to receive a single copy of proxy materials in the future for stockholders sharing an address, please make such a request by writing to the Secretary, The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, New York 10022, or by phone at (212) 704-1200.

FUTURE STOCKHOLDER PROPOSALS

Omnicom Stockholder Proposals

Omnicom will hold an annual meeting of stockholders in 2025 (the “Omnicom 2025 annual meeting”) regardless of whether the merger has been completed.

Any stockholder who wishes to present a proposal for inclusion in Omnicom’s 2025 proxy statement and form of proxy under Rule 14a-8 under the Exchange Act was required to deliver the proposal to Omnicom’s principal executive offices no later than the close of business on November 28, 2024. Proposals were to be addressed to: Omnicom Group Inc., 280 Park Avenue, New York, New York 10017, Attn: Corporate Secretary.

For proposals or director nominations for the Omnicom 2025 annual meeting submitted outside the process of Rule 14a-8 under the Exchange Act, the Omnicom bylaws require that written notice of the proposal or nomination be provided to Omnicom’s Secretary not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting of stockholders. As a result, such proposals or nominations must be provided to Omnicom’s Secretary no earlier than January 7, 2025 and no later than February 6, 2025. In order for a nomination for director or proposal to be considered, the notice must include, as to each nominee (if applicable) and the submitting stockholder, the information required by the Omnicom bylaws. In addition to satisfying the requirements under the Omnicom bylaws, stockholders who intend to solicit proxies in support of director nominees other than the Omnicom board’s nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

The Omnicom bylaws also provide a proxy access right permitting certain Omnicom stockholders who have beneficially owned 3% or more of Omnicom’s outstanding common stock continuously for at least three years to submit nominations via Omnicom’s proxy materials for up to 20% of the directors then serving, but not less than two. Notice of proxy access director nominations for the 2025 Annual Meeting of Stockholders was required to be delivered to Omnicom’s principal executive offices no earlier than October 29, 2024 and no later than the close of business on November 28, 2024. In addition, the notice was required to set forth the information required by the Omnicom bylaws with respect to each proxy access director nomination that a stockholder intended to present at the Omnicom 2025 annual meeting.

In connection with Omnicom’s solicitation of proxies for the Omnicom 2025 annual meeting, Omnicom intends to file a proxy statement and WHITE proxy card with the SEC.

IPG Stockholder Proposals

If the merger agreement is not adopted by the requisite vote of the IPG stockholders or if the merger is not completed for any reason prior to the date IPG is required to hold its 2025 annual meeting of stockholders (the “IPG 2025 annual meeting”) under applicable law, then IPG intends to hold the IPG 2025 annual meeting. If the IPG 2025 annual meeting occurs, pursuant to the IPG bylaws, IPG stockholders of record may present proposals that are proper subjects for consideration at an annual meeting and/or nominate persons to serve on the IPG board at such annual meeting.

Any stockholder who wishes to present a proposal for inclusion in IPG’s proxy statement for the IPG 2025 annual meeting (the “IPG 2025 annual meeting proxy statement”) under Rule 14a-8 under the Exchange Act was required to deliver the proposal to IPG’s principal executive offices no later than the close of business on December 13, 2024. Proposals were to be addressed to IPG’s Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, New York 10022.

Eligible stockholders may also nominate a candidate for election to IPG’s board and submit such nomination for inclusion in the IPG 2025 annual meeting proxy statement in accordance with the “proxy access” provisions of the IPG’s bylaws. Stockholder nominations for director submitted for inclusion in the IPG 2025 annual meeting proxy statement must have been received in writing by IPG’s Secretary at The Interpublic Group of Companies, Inc., 909 Third Avenue, New York, New York 10022 on or after November 13, 2024, and no later than the close of business on December 13, 2024, and must have otherwise complied with all of the requirements of the IPG bylaws.

Stockholder proposals or nominations for director submitted outside of the Rule 14a-8 or “proxy access” process must be received in writing by IPG’s Secretary on or after January 23, 2025, and no later than the close of business on February 22, 2025, and must otherwise comply with all of the requirements of the IPG bylaws. In addition to satisfying the foregoing requirements under the IPG bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than IPG’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 24, 2025.

WHERE YOU CAN FIND MORE INFORMATION

Both Omnicom and IPG file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Omnicom’s and IPG’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You will also be able to obtain many of these documents, free of charge, from Omnicom by accessing Omnicom’s website at https://www.omnicomgroup.com under the “Investors” link, then under the “Financials” tab and then under the “SEC Filings” link, or from IPG at https://www.interpublic.com under the “For Investors” tab and then under the “Financial Reports” link.

Omnicom has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other document referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

The SEC allows Omnicom and IPG to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This document incorporates by reference the following documents that have previously been filed with the SEC by Omnicom:

•	Annual Report on Form 10-K for the year ended December 31, 2023 (filed with the SEC on February 7, 2024);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024 (filed with the SEC on April 17, 2024, July 17, 2024 and October 16, 2024);

•	The information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 28, 2024;

•

Current Reports on Form 8-K filed with the SEC on January 5, 2024, February  29, 2024, March  6, 2024, May  13, 2024, August  2, 2024, October  18, 2024 and December 9, 2024 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01); and

•

Any description of shares of Omnicom common stock contained in a registration statement filed by Omnicom pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by IPG:

•	Annual Report on Form 10-K for the year ended December 31, 2023 (filed with the SEC on February 20, 2024);

•

Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2024, June  30, 2024 and September 30, 2024 (filed with the SEC on April 24, 2024, July 24, 2024 and October 23, 2024, respectively);

•	The information specifically incorporated by reference into our Annual Report on Form 10-K from our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 12, 2024;

•

Current Reports on Form 8-K filed with the SEC on May 28, 2024, May  30, 2024, October  4, 2024 and December 9, 2024 (in each case excluding any information furnished pursuant to Item 2.02 or Item 7.01); and

•

Any description of shares of IPG common stock contained in a registration statement filed by IPG pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

In addition, Omnicom and IPG are incorporating by reference (1) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial filing of and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (2) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Omnicom stockholders and the IPG stockholders, provided, however, that Omnicom and IPG are not incorporating by reference any information furnished (but not filed) in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01), except as otherwise specified therein. Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed with the SEC.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Omnicom or IPG, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal executive offices are listed below.

For Omnicom Stockholders:	For IPG Stockholders:
Omnicom Group Inc. 280 Park Avenue New York, New York 10017 Attention: Corporate Secretary (212) 415-3600	The Interpublic Group of Companies, Inc. 909 Third Avenue New York, New York 10022 Attention: SVP & Secretary (212) 704-1200

To obtain timely delivery of these documents before the Omnicom special meeting, Omnicom stockholders must request the information no later than March 11, 2025 (which is five business days before the date of the Omnicom special meeting).

To obtain timely delivery of these documents before the IPG special meeting, IPG stockholders must request the information no later than March 11, 2025 (which is five business days before the date of the IPG special meeting).

Neither Omnicom nor IPG has authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger agreement. Omnicom and IPG take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated [ ], 2025. You should not assume that the information contained in this joint proxy statement/ prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document.

Neither the mailing of this joint proxy statement/prospectus to Omnicom stockholders or IPG stockholders nor the issuance of Omnicom common stock in the merger will create any implication to the contrary.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you.

Annex A

AGREEMENT AND PLAN OF MERGER

among

OMNICOM GROUP INC.

EXT SUBSIDIARY INC.

and

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Dated as of December 8, 2024

A-i

A-ii

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Form of Omnicom Tax Representation Letter
Exhibit D	Form of IPG Tax Representation Letter

Schedule 1.6(b)

A-iii

TERMS DEFINED OUTSIDE OF SECTION 8.3

Defined Term	Section
Agreement	Preamble
Assumed Option	Section 2.5(a)
Assumed RSA	Section 2.5(c)
Capitalization Date	Section 3.2(a)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 3.11(e)
Code	Recitals
Common Stock Merger Consideration	Section 2.1(b)
Competing Proposal	Section 5.4(g)(i)
Competing Proposal Notice	Section 5.4(b)
Confidentiality Agreement	Section 5.5(a)
Continuing Employee	Section 5.14(a)
D&O Insurance	Section 5.9(c)
DGCL	Recitals
Effective Time	Section 1.3
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Exchange Ratio	Section 2.1(b)
Excluded Benefits	Section 5.14(a)
Extended Outside Date	Section 7.1(b)(ii)
FCPA	Section 3.19(a)
Final Purchase Period	Section 2.5(e)
Form S-4	Section 3.7
Fractional Shares Cash Amount	Section 2.3
Indemnitee	Section 5.9(a)
Indemnitees	Section 5.9(a)
Initial Outside Date	Section 7.1(b)(ii)
Intended Tax Treatment	Recitals
Intervening Event	Section 5.4(g)(ii)
IPG	Preamble
IPG 401(k) Plan	Section 5.14(d)
IPG Adverse Recommendation Change	Section 5.3(b)(iii)
IPG Benefit Plan	Section 3.11(a)
IPG Board	Recitals
IPG Board Recommendation	Section 3.3(b)
IPG Book-Entry Shares	Section 2.1(c)
IPG Business Personnel	Section 3.12(a)
IPG Bylaws	Section 3.1(a)
IPG Cash Awards	Section 2.5(d)
IPG CEO	Section 1.6(a)
IPG Certificate	Section 2.1(c)
IPG Charter	Section 3.1(a)
IPG Common Stock	Recitals
IPG Data Processors	Section 3.18
IPG Designees	Section 1.6
IPG ESPP	Section 3.2(a)
IPG IT Assets	Section 3.17(e)

A-iv

Defined Term	Section
IPG Leased Real Property	Section 3.14(b)
IPG Material Contracts	Section 3.16(a)
IPG Non-U.S. Plan	Section 3.11(i)
IPG Owned Real Property	Section 3.14(a)
IPG Pension Plan	Section 3.11(d)
IPG Performance Cash Award	Section 2.5(d)
IPG Preferred Stock	Section 3.2(a)
IPG Privacy Requirements	Section 3.18
IPG Proprietary Software	Section 3.17(d)
IPG PSU	Section 2.5(b)
IPG Real Property	Section 3.14(c)
IPG Real Property Leases	Section 3.14(b)
IPG Restricted Cash Award	Section 2.5(d)
IPG RSA	Section 2.5(c)
IPG RSU	Section 2.5(b)
IPG SEC Documents	Section 3.5(a)
IPG SEC Financial Statements	Section 3.5(c)
IPG Stock Option	Section 2.5(a)
IPG Stockholder Approval	Section 3.3(c)
IPG Stockholders Meeting	Section 5.3(b)(i)
IPG Termination Fee	Section 7.3(b)
Labor Consultations	Section 5.14(e)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Multiemployer Plan	Section 3.11(d)
Negotiation Period	Section 5.4(b)
NYSE Listing Application	Section 5.10
OFAC	Section 3.19(d)
Omnicom	Preamble
Omnicom 401(k) Plan	Section 5.14(d)
Omnicom Adverse Recommendation Change	Section 5.3(c)(iii)
Omnicom Benefit Plan	Section 4.11(a)
Omnicom Board	Recitals
Omnicom Board Recommendation	Section 4.3(b)
Omnicom Business Personnel	Section 4.12(a)
Omnicom Bylaws	Section 4.1(a)
Omnicom Charter	Section 4.1(a)
Omnicom Common Stock	Section 2.1(b)
Omnicom Common Stock Issuance	Section 4.3(b)
Omnicom Data Processors	Section 4.18
Omnicom Deferred Shares	Section 4.2(a)
Omnicom IT Assets	Section 4.17(e)
Omnicom Leased Real Property	Section 4.14(b)
Omnicom Material Contracts	Section 4.16(a)
Omnicom Merger Sub	Preamble
Omnicom Merger Sub Common Stock	Section 2.1(d)
Omnicom Non-U.S. Plan	Section 4.11(i)
Omnicom Owned Real Property	Section 4.14(a)
Omnicom Pension Plan	Section 4.11(d)
Omnicom Preferred Stock	Section 4.2(a)
Omnicom Proprietary Software	Section 4.17(d)

A-v

Defined Term	Section
Omnicom Privacy Requirements	Section 4.18
Omnicom PSUs	Section 4.2(a)
Omnicom Real Property	Section 4.14(c)
Omnicom Real Property Leases	Section 4.14(b)
Omnicom RSUs	Section 4.2(a)
Omnicom SEC Documents	Section 4.5(a)
Omnicom SEC Financial Statements	Section 4.5(c)
Omnicom Stock Options	Section 4.2(a)
Omnicom Stockholder Approval	Section 4.3(c)
Omnicom Stockholders Meeting	Section 5.3(c)(i)
Omnicom Termination Fee	Section 7.3(d)
Outside Date	Section 7.1(b)(ii)
Permits	Section 3.10
Permitted Dividend	Section 5.17
Post-Closing Plans	Section 5.14(b)
Sanctions	Section 3.19(f)
Sanctioned Country	Section 3.19(d)
Sanctioned Person	Section 3.19(d)
Sarbanes-Oxley Act	Section 3.5(b)
Security Incident	Section 3.18
Short-Term Incentives	Section 5.14(h)
Superior Proposal	Section 5.4(g)(iii)
Surviving Corporation	Section 1.1(a)
Trade Control Laws	Section 3.19(f)
Transactions	Recitals
Union	Section 3.12(a)
Withholding Agent	Section 2.6

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of December 8, 2024, by and among Omnicom Group Inc., a New York corporation (“Omnicom”), EXT Subsidiary Inc., a Delaware corporation and a direct wholly owned subsidiary of Omnicom (“Omnicom Merger Sub”), and The Interpublic Group of Companies, Inc., a Delaware corporation (“IPG”).

RECITALS

WHEREAS, IPG, Omnicom and Omnicom Merger Sub desire to effect the merger of Omnicom Merger Sub with and into IPG, with IPG continuing as the surviving corporation and a direct wholly owned subsidiary of Omnicom (the “Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), pursuant to which, except as otherwise provided in Article 2, each share of common stock, par value $0.10 per share, of IPG (the “IPG Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Boards of Directors of IPG, Omnicom and Omnicom Merger Sub have each approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby (the “Transactions”) and determined that it is advisable and in the best interests of their respective companies and stockholders to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement;

WHEREAS, the Board of Directors of Omnicom (the “Omnicom Board”) has, subject to Section 5.4, unanimously resolved to recommend the approval of the Omnicom Common Stock Issuance by the Omnicom stockholders, and following the execution and delivery of this Agreement, Omnicom shall adopt and approve this Agreement and the Transactions as the sole stockholder of Omnicom Merger Sub;

WHEREAS, the Board of Directors of IPG (the “IPG Board”) has, subject to Section 5.4, unanimously resolved to recommend the adoption of this Agreement by the IPG stockholders;

WHEREAS, for U.S. federal income Tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”); and

WHEREAS, Omnicom, Omnicom Merger Sub and IPG desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) At the Effective Time, Omnicom Merger Sub shall be merged with and into IPG in accordance with the DGCL, and upon the terms and conditions set forth in this Agreement, whereupon the separate existence of Omnicom Merger Sub shall cease and IPG shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct wholly owned subsidiary of Omnicom. References herein to “IPG” with respect to the period from and after the Effective Time shall be deemed to be references to the “Surviving Corporation”.

(b) The Merger shall have the effects specified in the DGCL. From and after the Effective Time, the Surviving Corporation shall possess all the property, rights, powers, privileges, immunities and franchises and be subject to all of the obligations, liabilities and duties of IPG and Omnicom Merger Sub, all as provided under the DGCL.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents, commencing at 9:00 a.m., New York City time, as soon as practicable (and, in any event, within two (2) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all applicable conditions set forth in Article 6 (except for any conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction of such conditions or, to the extent permitted hereunder, waiver by the party entitled to waive such conditions at the Closing) or at such other time and place as Omnicom and IPG shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.

1.3 Effective Time. On the Closing Date, IPG and Omnicom Merger Sub shall cause a certificate of merger in a form and substance reasonably acceptable to Omnicom and IPG (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective concurrently upon the due filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as Omnicom and IPG shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective hereinafter referred to as the “Effective Time”).

1.4 Charter and Bylaws of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action by IPG, Omnicom, Omnicom Merger Sub or any other Person, the certificate of incorporation of IPG in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. In addition, at the Effective Time, by virtue of the Merger and without any action by IPG, Omnicom, Omnicom Merger Sub or any other Person, the bylaws of IPG in effect immediately prior to the Effective Time shall be amended and restated in its entirety as set forth as Exhibit B, and as so amended and restated shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.5 Directors and Officers of the Surviving Corporation. At the Effective Time, the parties shall take all necessary action such that (a) the directors of Omnicom Merger Sub as of immediately prior to the Effective Time shall become the only directors of the Surviving Corporation and (b) the officers of IPG as of immediately prior to the Effective Time shall become the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.6 Directors and Officers of Omnicom.

(a) Prior to, and conditioned upon the occurrence of, the Effective Time, Omnicom shall take all actions necessary in order to, effective upon the Effective Time, increase the size of the Board to add three (3) directors designated by IPG from among the directors serving on the IPG Board as of immediately prior to the Effective Time to serve in accordance with the certificate of incorporation and bylaws of Omnicom; provided, that one (1) of such three (3) directors designated by IPG shall be Philippe Krakowsky (“IPG CEO”) and the other two (2) of such three (3) directors designated by IPG shall be reasonably acceptable to Omnicom

(such directors designated by IPG, the “IPG Designees”). Following the Closing, Omnicom, through the Omnicom Board, subject to the fiduciary duties of the Omnicom Board, applicable Laws and the rules and regulations of the NYSE, shall take all necessary action to nominate the IPG Designees for election to the Omnicom Board in the proxy statement relating to the first annual meeting of the stockholders of Omnicom after the Closing Date.

(b) Effective upon the Effective Time Omnicom shall take all actions necessary to cause IPG CEO to be appointed to serve as co-president and co-chief operating officer of Omnicom and co-chair of management integration committee of Omnicom, and Omnicom shall use its reasonable best efforts to enter into an agreement with IPG CEO containing the terms set forth on Schedule 1.6(b).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Omnicom, IPG, Omnicom Merger Sub or any holder of any of the following securities:

(a) Each share of IPG Common Stock held by IPG as treasury stock or held directly by Omnicom or Omnicom Merger Sub (or any direct or indirect wholly owned Subsidiaries of IPG, Omnicom or Omnicom Merger Sub), in each case, immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b) Subject to Section 2.1(a), Section 2.2, Section 2.3, and Section 2.4, each share of IPG Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and thereafter represent the right to receive that number of validly issued, fully paid and non-assessable shares of common stock, $0.15 par value per share, of Omnicom (“Omnicom Common Stock”), equal to the Exchange Ratio rounded down to the nearest whole share as contemplated by Section 2.3 (the “Common Stock Merger Consideration”) and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3. The Common Stock Merger Consideration to be issued pursuant to this Section 2.1 and the Fractional Shares Cash Amount to be paid in lieu of fractional shares pursuant to Section 2.3 are referred to, as applicable, as the “Merger Consideration”. For purposes of this Agreement, the “Exchange Ratio” means 0.344.

(c) All of the outstanding shares of IPG Common Stock shall be converted into the right to receive the Merger Consideration pursuant to this Section 2.1 and all such shares of IPG Common Stock shall cease to be outstanding and shall cease to exist and, as of the Effective Time, each holder of a certificate representing any such shares of IPG Common Stock (an “IPG Certificate”) or shares of IPG Common Stock held in book-entry form (“IPG Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.1(b), the Merger Consideration in accordance with Section 2.4.

(d) Each share of common stock, par value $0.01, of Omnicom Merger Sub (the “Omnicom Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01, of the Surviving Corporation.

2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Omnicom Common Stock or IPG Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the applicable Merger Consideration and the Exchange Ratio and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of IPG Common Stock the same economic effect as contemplated by this Agreement prior to such event.

2.3 Fractional Shares. No fractional shares of Omnicom Common Stock shall be issued in the Merger, but in lieu thereof each holder of IPG Common Stock otherwise entitled to a fractional share of Omnicom Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.3, a cash payment (rounded to the nearest cent) in lieu of such fractional share of Omnicom Common Stock determined by multiplying (a) the volume-weighted average closing sales prices of the Omnicom Common Stock on the NYSE as reported by The Wall Street Journal for the consecutive five (5) full trading days ending on the day preceding the Closing Date and (b) the fraction of a share (after taking into account all shares of IPG Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Omnicom Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.1(b) (the “Fractional Shares Cash Amount”). IPG and Omnicom acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Omnicom Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Omnicom that would otherwise be caused by the issuance of fractional shares of Omnicom Common Stock.

2.4 Exchange of Certificates and Book-Entry Shares.

(a) Prior to the dissemination of the Joint Proxy Statement to the stockholders of Omnicom and IPG, Omnicom shall appoint a nationally recognized financial institution or trust company reasonably satisfactory to IPG to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration. At or prior to the Effective Time, Omnicom shall deposit, in trust for the benefit of the holders of IPG Common Stock, with the Exchange Agent for exchange in accordance with this Article 2, (i) a number of shares of Omnicom Common Stock equal to the total shares of Omnicom Common Stock issuable pursuant to Section 2.1 and (ii) cash in immediately available funds in an amount to pay the aggregate Fractional Shares Cash Amount payable in accordance with Section 2.3 (such number of shares of Omnicom Common Stock, together with the aggregate Fractional Shares Cash Amount, the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the whole shares of Omnicom Common Stock contemplated to be issued pursuant to Section 2.1 and the Fractional Shares Cash Amount out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Omnicom shall cause the Exchange Agent to mail to each holder of record of an IPG Certificate: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the IPG Certificates shall pass, only upon delivery of the IPG Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Omnicom, IPG and the Exchange Agent may reasonably agree prior to the Effective Time and (B) instructions for effecting the surrender of the IPG Certificates (or affidavits of loss in lieu of the IPG Certificates as provided in Section 2.4(e)) in exchange for the Merger Consideration and the method of payment of such holder’s Fractional Shares Cash Amount. Upon surrender of an IPG Certificate (or affidavit of loss in lieu of the IPG Certificate as provided in Section 2.4(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Omnicom and IPG, and upon delivery of a letter of transmittal, duly executed and in proper form, with all required enclosures and attachments, with respect to such IPG Certificates, the holder of such IPG Certificates shall be entitled to receive in exchange therefor the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Certificates, and any IPG Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered IPG Certificate is registered, it shall be a condition precedent of payment that the IPG Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the delivery of the Merger Consideration to a Person other than the registered holder of the IPG Certificate so surrendered and shall have established to the satisfaction of Omnicom that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of IPG Certificates. Until surrendered as contemplated hereby, each IPG Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of IPG Book-Entry Shares shall be required to deliver an IPG Certificate or, in the case of holders of IPG Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal to the Exchange Agent, to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.1. In lieu thereof, each holder of record of one or more IPG Book-Entry Shares held through The Depository Trust Company whose shares of IPG Common Stock were converted into the right to receive the Merger Consideration shall automatically upon the Effective Time be entitled to receive, and Omnicom shall cause the Exchange Agent to pay and deliver to The Depository Trust Company or its nominee as promptly as practicable after the Effective Time, the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Book-Entry Shares, and such IPG Book-Entry Shares of such holder shall be cancelled. As promptly as practicable after the Effective Time (but in no event later than three (3) Business Days after the Effective Time), Omnicom shall cause the Exchange Agent to mail to each holder of record of IPG Book-Entry Shares not held through The Depository Trust Company: (A) a letter of transmittal, which shall be in such form and have such provisions as Omnicom, IPG and the Exchange Agent shall reasonably agree prior to the Effective Time; and (B) instructions for returning such letter of transmittal in exchange for the Merger Consideration. Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed and in proper form with all required enclosures and attachments, the holder of such IPG Book-Entry Shares shall be entitled to receive in exchange therefor the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount for each share of IPG Common Stock formerly represented by such IPG Book-Entry Shares, and such IPG Book-Entry Shares so surrendered shall at the Effective Time be cancelled. Payment of the Merger Consideration with respect to IPG Book-Entry Shares shall only be made to the Person in whose name such IPG Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of IPG Book-Entry Shares. Until paid or surrendered as contemplated hereby, each IPG Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration provided in this Agreement.

(c) Transfer Books. At the Effective Time, the stock transfer books of IPG shall be closed and thereafter there shall be no further registration of transfers of shares of IPG Common Stock on the records of IPG. From and after the Effective Time, the holders of IPG Certificates and IPG Book-Entry Shares representing shares of IPG Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, IPG Certificates representing shares of IPG Common Stock are presented to Omnicom or the Surviving Corporation for any reason, they shall be cancelled and exchanged for the whole shares of Omnicom Common Stock that such holder is entitled to receive pursuant to Section 2.1 and, if applicable, the Fractional Shares Cash Amount as provided in this Agreement subject, in each case, to any applicable abandoned property, escheat or similar Laws.

(d) Termination of Fund; Abandoned Property. At any time following one (1) year after the Closing Date, Omnicom shall be entitled to require the Exchange Agent to deliver to it any shares of Omnicom Common Stock or cash remaining in the Exchange Fund made available to the Exchange Agent and not delivered to holders of IPG Certificates or IPG Book-Entry Shares and thereafter such holders shall be entitled to look only to Omnicom (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration payable upon due surrender of their IPG Certificates or IPG Book-Entry Shares and compliance with the procedures in Section 2.4. If, prior to six years after the Closing Date (or otherwise immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws), any holder of IPG Certificates or IPG Book-Entry Shares has not complied with the procedures in Section 2.4 to receive the applicable Merger Consideration to which such holder would otherwise be entitled, the applicable Merger Consideration to which such holder would otherwise be entitled in respect of such IPG Certificates or IPG Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of Omnicom, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Omnicom, the Surviving Corporation or the Exchange Agent, or any Representative or affiliate thereof, shall be liable to any holder of an IPG Certificate or IPG Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any IPG Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed IPG Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1(b); provided, however, that Omnicom or the Exchange Agent may, in its reasonable discretion and as a condition precedent to the payment of the applicable Merger Consideration, require the owners of such lost, stolen or destroyed IPG Certificates to deliver a customary indemnity against any claim that may be made against Omnicom, the Surviving Corporation or the Exchange Agent with respect to IPG Certificates alleged to have been lost, stolen or destroyed.

(f) Distributions with Respect to Unexchanged IPG Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Omnicom Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered IPG Certificate or IPG Book-Entry Share with respect to any shares of Omnicom Common Stock represented thereby, and, if applicable, no portion of the Fractional Shares Cash Amount shall be paid to any such holder pursuant to Section 2.3, unless and until the holder of such IPG Certificate or IPG Book-Entry Share shall surrender such IPG Certificate or IPG Book-Entry Share in accordance with this Section 2.4. Subject to the effect of applicable abandoned property, escheat, Tax or other Laws, following surrender of any such IPG Certificate or IPG Book-Entry Share in accordance with this Section 2.4, there shall be paid by Omnicom to the holder of the certificates representing whole shares of Omnicom Common Stock issued in exchange therefor, without interest, (i) promptly, the portion of the Fractional Shares Cash Amount, if applicable, payable with respect to a fractional share of Omnicom Common Stock to which such holder is entitled pursuant to Section 2.3 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Omnicom Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Omnicom Common Stock.

2.5 Stock Options and Stock-Based Awards.

(a) Treatment of IPG Stock Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each option to acquire shares of IPG Common Stock granted by IPG (an “IPG Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Omnicom and shall be converted into an option to acquire shares of Omnicom Common Stock in accordance with this Section 2.5(a). Each such IPG Stock Option as so assumed and converted (after such conversion, an “Assumed Option”) shall continue to have, and shall be subject to, the same terms and conditions as applied to the IPG Stock Option immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement) except that, as of the Effective Time, each such Assumed Option shall constitute an option to acquire that number of whole shares of Omnicom Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of IPG Common Stock subject to such IPG Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of Omnicom Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (x) the exercise price per share of IPG Common Stock of such IPG Stock Option by (y) the Exchange Ratio. Notwithstanding anything herein to the contrary, all IPG Stock Options held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(b) Treatment of IPG RSUs and IPG PSUs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each time-based restricted stock unit with respect to shares of IPG Common Stock granted by IPG (each, an “IPG RSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a cash award equal to the fair market value of the corresponding number of shares of IPG Common Stock underlying such IPG RSU, based on the closing price of such shares on the last day on which shares of IPG Common Stock are traded on NYSE prior to the Closing. Each such IPG RSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG RSU immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement), except that such IPG RSU shall be settled in cash in lieu of shares of IPG Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each performance share award granted by IPG (each, an “IPG PSU”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a cash award equal to the fair market value of the corresponding number of shares of IPG Common Stock underlying such IPG PSU (the number of shares of IPG Common Stock subject to an IPG PSU will be determined based on the target level of performance, or, if the performance period in respect of such IPG PSU ended on or prior to the Effective Time, the greater of actual and target level performance, as reasonably determined by the IPG Board or the appropriate committee thereof), based on the closing price of such shares on the last day on which shares of IPG Common Stock are traded on NYSE prior to the Closing. Each such IPG PSU as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG PSU immediately prior to the Effective Time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections, forfeiture terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement but excluding any performance-based vesting conditions), except that such IPG PSU shall be settled in cash in lieu of shares of IPG Common Stock. Notwithstanding anything herein to the contrary, all IPG RSUs held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(c) Treatment of IPG RSAs. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock award with respect to shares of IPG Common Stock granted by IPG (each, an “IPG RSA”) that is outstanding immediately prior to the Effective Time shall be assumed by Omnicom and shall be converted into a restricted stock award with respect to shares of Omnicom Common Stock in accordance with this Section 2.5(c). Each such IPG RSA as so assumed and converted (after such conversion, an “Assumed RSA”) shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG RSA immediately prior to the Effective Time (which, for the avoidance of doubt, includes any double-trigger vesting protections, forfeiture and exercisability terms and terms relating to dividend or dividend equivalent rights included in the applicable IPG Stock Plan or award agreement), except that, as of the Effective Time, each such Assumed RSA shall be a restricted stock award covering that number of whole shares of Omnicom Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of IPG Common Stock subject to such IPG RSA immediately prior to the Effective

Time multiplied by (B) the Exchange Ratio. Notwithstanding anything herein to the contrary, all IPG RSAs held by non-employee members of the IPG Board shall be fully vested immediately prior to the Effective Time.

(d) Treatment of IPG Cash Awards. Each award granted under the IPG Restricted Cash Plan (each, an “IPG Restricted Cash Award”) and each performance cash award granted under an IPG Stock Plan (each, an “IPG Performance Cash Award” and, together with the IPG Restricted Cash Awards, the “IPG Cash Awards”) that, in each case, is outstanding immediately prior to the Effective Time shall be assumed by Omnicom or one of its Subsidiaries (as designated by Omnicom), and each such IPG Cash Award as so assumed shall continue to have, and shall be subject to, the same terms and conditions as applied to such IPG Cash Award immediately prior to the Effective Time (including any requirement for continued service with IPG or its affiliates, any double-trigger vesting protections and forfeiture terms included in the applicable IPG Stock Plan, IPG Restricted Cash Plan or award agreement but excluding any performance-based vesting conditions), provided that the payment opportunity in respect of any IPG Performance Cash Award shall equal the target amount of such IPG Performance Cash Award as in effect immediately prior to the Effective Time or, if the performance period in respect of such IPG Performance Cash Award ended on or prior to the Effective Time, the greater of the target amount and the amount determined based on actual performance.

(e) Treatment of IPG ESPP. Prior to the Effective Time, IPG shall take all actions that may be necessary to cause the Purchase Period (as defined in the IPG ESPP) that is then in effect to be terminated no later than the Business Day immediately prior to the date on which the Effective Time occurs; and to cause the exercise (as of no later than the Business Day immediately prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the IPG ESPP. On such exercise date, IPG shall apply the funds credited as of such date pursuant to the IPG ESPP within each participant’s payroll withholding account to the purchase of whole shares of IPG Common Stock in accordance with the terms of the IPG ESPP, and such shares of IPG Common Stock shall be entitled to the Merger Consideration in accordance with Section 2.1. As promptly as practicable following the purchase of shares of IPG Common Stock in accordance with the preceding sentence, IPG shall return to each participant the funds, if any, that remain in such participant’s account after such purchase. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), IPG shall terminate the IPG ESPP. To the extent required by the IPG ESPP, IPG shall provide notice to all IPG ESPP participants describing the treatment of the IPG ESPP pursuant to this Section 2.5(e).

(f) IPG Stock Plans. As of the Effective Time, Omnicom shall, by virtue of the Merger, assume each IPG Stock Plan. Following the Effective Time, Omnicom shall continue to maintain any such assumed plans (each, as may be amended or terminated from time to time in accordance therewith).

(g) Prior to the Effective Time, IPG shall take all necessary action for the adjustment and assumption of equity awards under this Section 2.5 (including assisting in the preparation of any Form S-8 or other registration and providing Omnicom all information reasonably requested by Omnicom for such preparation), and Omnicom will be given an opportunity to comment on all resolutions and other documents as may be required to effectuate the provisions of this Section 2.5 (and all reasonable comments thereon shall be reflected by IPG).

(h) Omnicom shall take all actions that are necessary for the assumption of the IPG Stock Options, IPG RSUs, IPG PSUs, IPG RSAs and IPG Cash Awards pursuant to this Section 2.5, including the reservation, issuance and listing of Omnicom Common Stock as necessary to effect the transactions contemplated by this Section 2.5. As soon as reasonably practicable but in no event later than five (5) Business Days after the Effective Time, Omnicom shall file a registration statement on Form S-8 (or any successor form), to the extent such form is available, with respect to the shares of Omnicom Common Stock issuable with respect to Assumed Options and Assumed RSAs.

2.6 Withholding Rights. Each of Omnicom, the Surviving Corporation, IPG, Omnicom Merger Sub, the Exchange Agent and their respective affiliates, and any other applicable withholding agent (each, a

“Withholding Agent”) as applicable, shall be entitled to deduct and withhold from the Merger Consideration or any other amount payable pursuant to this Agreement to any Person, such amounts as are required to be deducted and withheld under applicable Tax Law. In the event any such deduction and withholding required to be made in respect of Omnicom Common Stock issued in the Merger, the applicable Withholding Agent is hereby authorized to sell such portion of the Omnicom Common Stock otherwise payable or deliverable to the applicable holder, on behalf of and as an agent of such holder, as is necessary to provide sufficient funds to the applicable Withholding Agent to enable it to comply with any such deduction or withholding requirements; provided that, in such case, the applicable Withholding Agent shall notify such holder of such sale and shall remit (a) the applicable portion of the net proceeds of such sale to the appropriate Governmental Entity and (b) the remaining net proceeds of such sale (after deduction for the amounts described in clause (a)), if any, to such holder. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity in accordance with applicable Law, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF IPG

Except (a) as set forth in the IPG Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the IPG SEC Documents publicly filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the IPG SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward-looking in nature), IPG hereby represents and warrants to Omnicom as follows:

3.1 Corporate Organization.

(a) IPG is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. IPG is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. IPG has made available to Omnicom true, complete and correct copies of the Restated Certificate of Incorporation (the “IPG Charter”), and Amended and Restated By-Laws (the “IPG Bylaws”) of IPG as in effect as of the date of this Agreement. IPG is not in violation of any of the provisions of the IPG Charter or IPG Bylaws.

(b) Each Subsidiary of IPG is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Each Subsidiary of IPG is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

3.2 IPG Capitalization.

(a) The authorized capital stock of IPG consists of eight hundred million (800,000,000) shares of IPG Common Stock and twenty million (20,000,000) shares of preferred stock, without par value, of IPG (the

“IPG Preferred Stock”). As of December 4, 2024 (the “Capitalization Date”), (i) 372,514,960 shares of IPG Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of IPG Common Stock were held in the treasury of IPG or by its Subsidiaries, (iii) 34,113,960 shares of IPG Common Stock were reserved and available for issuance pursuant to the IPG Stock Plans, of which amount (A) 250,000 shares of IPG Common Stock were underlying outstanding IPG Stock Options, (B) 3,170,423 shares of IPG Common Stock were underlying outstanding IPG RSUs, (C) 68,665 shares of IPG Common Stock were underlying outstanding IPG RSAs and (D) 4,320,960 shares of IPG Common Stock were underlying outstanding IPG PSUs assuming satisfaction of any performance vesting conditions at target levels and 12,263,777 shares of IPG Common Stock were underlying outstanding IPG PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 6,415,937 shares of IPG Common Stock were reserved and available for issuance pursuant to the IPG Employee Stock Purchase Plan (2016) (the “IPG ESPP”) and (v) no shares of IPG Preferred Stock were issued and outstanding. Except for IPG Stock Options, IPG RSUs, IPG RSAs and IPG PSUs, there are no options, warrants, equity-based compensation awards or other rights, agreements, arrangements or commitments of any character to which IPG or any of its Subsidiaries is a party or by which IPG or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of IPG, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating IPG or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, IPG. Since the Capitalization Date, IPG has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 3.2(a).

(b) IPG has previously made available to Omnicom a true and complete list, as of the Capitalization Date, of each outstanding IPG Stock Option, IPG RSU, IPG RSA, IPG PSU and IPG Cash Award, the vesting conditions thereof, and, with respect to each IPG Stock Option, the exercise price and expiration date thereof and whether such IPG Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. IPG has also previously made available to Omnicom a true and complete list, as of the Capitalization Date, of each outstanding IPG Performance Cash Award and IPG Restricted Cash Award, and the vesting conditions thereof. All shares of IPG Common Stock subject to issuance under the IPG Stock Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of IPG having the right to vote on any matters on which stockholders of IPG may vote. Neither IPG nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of IPG. All IPG Stock Options, IPG RSUs, IPG RSAs and IPG PSUs were granted under and in compliance with the terms of an IPG Stock Plan and applicable Law and no other types of awards are currently outstanding under an IPG Stock Plan. All IPG Stock Options have a per share exercise price that is (or with respect to such IPG Stock Options that have been exercised prior to or as of the date of this Agreement, was) as least equal to the fair market value of a share of the underlying stock on the date such IPG Stock Option was granted (determined in accordance with applicable Law, including Section 409A of the Code).

(c) Section 3.2(c) of the IPG Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of IPG, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by IPG or one of its Subsidiaries, the ownership percentage of IPG or its Subsidiaries of such entity. None of IPG or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of IPG). Except as would reasonably be expected to be an IPG Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of IPG is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by IPG or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

3.3 Authority; Execution and Delivery; Enforceability.

(a) IPG has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the IPG Stockholder Approval, to consummate the Transactions. The execution and delivery by IPG of this Agreement, the performance and compliance by IPG with each of its obligations herein and the consummation by IPG of the Transactions have been duly authorized by all necessary corporate action on the part of IPG, subject to the receipt of the IPG Stockholder Approval, and no other corporate proceedings on the part of IPG and no other stockholder votes are necessary to authorize this Agreement or the consummation by IPG of the Transactions. IPG has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Omnicom and Omnicom Merger Sub of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The IPG Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of IPG and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of IPG for its adoption, and (iv) recommending that IPG’s stockholders adopt this Agreement (the “IPG Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 4.22, the IPG Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of IPG, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of IPG necessary to approve the Transactions is the adoption of this Agreement by the holders of a majority of the shares of IPG Common Stock outstanding and entitled to vote thereon at the IPG Stockholders Meeting (the “IPG Stockholder Approval”). No other vote of the holders of IPG Common Stock or any other Equity Interests of IPG is necessary to consummate the Transactions.

3.4 No Conflicts.

(a) The execution and delivery of this Agreement by IPG does not and will not, and the performance of this Agreement by IPG and the consummation of the Transactions will not, (i) assuming the IPG Stockholder Approval is obtained, conflict with or violate any provision of the IPG Charter or IPG Bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 3.4(b) have been obtained and all filings and notifications described in Section 3.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to IPG or any of its Subsidiaries or by which any property or asset of IPG or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of IPG or any of its Subsidiaries pursuant to, any IPG Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an IPG Material Adverse Effect.

(b) The execution and delivery of this Agreement by IPG does not and will not, and the consummation by IPG of the Transactions and compliance by IPG with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any

Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an IPG Material Adverse Effect.

3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) IPG has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by IPG with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “IPG SEC Documents”). None of the Subsidiaries of IPG is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each IPG SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such IPG SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of IPG and its Subsidiaries included or incorporated by reference in the IPG SEC Documents (including, in each case, any notes or schedules thereto) (the “IPG SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The IPG SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of IPG and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the IPG SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim IPG SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any IPG SEC Documents and none of the IPG SEC Documents is, to the Knowledge of IPG, the subject of ongoing SEC review or investigation. To the Knowledge of IPG, there are no SEC inquiries or investigations pending or threatened, in each case, regarding any accounting practices of IPG.

(e) IPG has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. IPG’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by IPG in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to IPG’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. IPG’s management has completed an assessment of the effectiveness of IPG’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable IPG SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2023, IPG has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect IPG’s ability to record, process, summarize and report financial information and IPG does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in IPG’s internal control over financial reporting. IPG has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable IPG SEC Documents.

(f) IPG and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in IPG’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the IPG SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the IPG SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an IPG Material Adverse Effect.

(g) Neither IPG nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among IPG and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, IPG or any of its Subsidiaries in IPG’s published financial statements or other IPG SEC Documents.

3.6 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement, (a) IPG and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an IPG Material Adverse Effect.

3.7 Information Supplied. None of the information supplied or to be supplied by IPG for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Omnicom in connection with the Merger (the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Omnicom Common Stock and IPG Common Stock and at the time of each of the IPG Stockholders Meeting and the Omnicom Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by IPG to such portions thereof that relate expressly to Omnicom or any of its Subsidiaries, including Omnicom Merger Sub, or to statements made therein based on information supplied by or on behalf of Omnicom for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

3.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of IPG, threatened against IPG or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of IPG, except, in each case, for those that would not, and would not reasonably be expected to, (i) prevent or materially delay the consummation of the Transactions or (ii) individually or in the aggregate, have an IPG Material Adverse Effect. Neither IPG nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an IPG Material Adverse Effect.

3.9 Compliance with Laws. (a) IPG and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to IPG or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on IPG or its Subsidiaries), and (b) neither IPG nor any of its Subsidiaries has, since January 1, 2023, received any written communication from a Governmental Entity that alleges that IPG or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an IPG Material Adverse Effect.

3.10 Permits. IPG and each of its Subsidiaries have all required governmental permits, licenses, franchises, certificates, registrations, approvals, exemptions, clearances, billings and authorizations and similar rights (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (a) the operation of the business of IPG and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is IPG or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on IPG or its Subsidiaries), and (b) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) there are no actions pending or, to the Knowledge of IPG, threatened, that seek the revocation, cancellation or modification of any Permit and (ii) neither IPG nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of IPG, has any charge, claim or assertion been threatened.

3.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “IPG Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by IPG or any of its Subsidiaries, or under which IPG or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law. To the Knowledge of IPG, neither IPG nor any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any IPG Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new material IPG Benefit Plan.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, each IPG Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any IPG Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in IPG SEC Documents prior to the date of this Agreement.

(c) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an IPG Material Adverse Effect: (i) each IPG Benefit Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any IPG Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of IPG, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such IPG Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any IPG Benefit Plan, (iii) none of IPG or any of its Subsidiaries has any outstanding liability for any Tax under Chapter 43 of the Code, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of IPG is threatened, against or with respect to any IPG Benefit Plan, including any audit or inquiry by any Governmental Entity.

(d) No IPG Benefit Plan is, and, in the past six (6) years, none of IPG, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “IPG Pension Plan”). No material liability under Title IV of ERISA has been incurred by IPG, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an IPG Material Adverse Effect. With respect to each IPG Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation has been incurred that has not been satisfied in full (other than for premiums not yet due); (ii) no such IPG Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (iii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty (30) day notice requirement has not been waived by the Pension Benefit Guaranty Corporation (PBGC) has occurred within the last twenty-four (24) months (and disregarding any “reportable event” triggered by the execution of this Agreement or the transactions contemplated herein); (iv) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of IPG or its Subsidiaries; and (v) no such IPG Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(e) No IPG Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or Section 4980B of the Code or any similar state law (“COBRA”) at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of IPG or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any IPG Benefit Plan or (iv) result in any breach or violation of, or default under any IPG Benefit Plan.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, each IPG Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which IPG or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, an IPG Material Adverse Effect, with respect to each IPG Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (an “IPG Non-U.S. Plan”): (i) all employer and employee contributions to each IPG Non-U.S. Plan required by Law or by the terms of such IPG Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each IPG Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any IPG Non-U.S. Plan. No IPG Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(i) Neither IPG nor any of its Subsidiaries is or has at any time during the prior six (6) years been the “employer”, participated in or been an “associate” of or “connected” with an “employer” (within the meaning of the UK Pensions Act 2004) of a UK defined benefit pension plan. To the Knowledge of IPG, no individual became an employee of IPG or any of its Subsidiaries pursuant to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 who prior to such transfer was a member of a UK defined benefit pension plan with any former employer in circumstances where IPG or any of its Subsidiaries either has, or has inherited, any material obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits which are derived from such former employer’s pension plan.

3.12 Employee and Labor Matters.

(a) Neither IPG nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, or other similar labor Contract with any union, employee association, works council, or any other labor organization (collectively, a “Union”); to the Knowledge of IPG, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by IPG or any of its Subsidiaries (collectively, the “IPG Business Personnel”); to the Knowledge of IPG, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of IPG, there are no material organizing or decertification activities by or with respect to any IPG Business Personnel. Neither IPG nor any of its Subsidiaries has in the past three (3) years engaged in any unfair labor practice with respect to any IPG Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against IPG or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former IPG Business Personnel which would reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of IPG, threatened against or affecting IPG or any of its Subsidiaries.

(b) Neither IPG nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have an IPG Material Adverse Effect.

(c) IPG and its Subsidiaries are and have since January 1, 2023 been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an IPG Material Adverse Effect.

(d) To the Knowledge of IPG, no IPG Business Personnel is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to IPG or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for IPG or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) IPG and its Subsidiaries are not delinquent in payments to any current or former IPG Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

(f) In the past two (2) years, IPG and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to IPG and any of its Subsidiaries (taken as a whole).

(g) In the past two (2) years, neither IPG nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

3.13 Environmental Matters. Except as has not been, and would not reasonably be expected to be, an IPG Material Adverse Effect:

(a) IPG and each of its Subsidiaries (i) have been since January 1, 2023, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, or to the Knowledge of IPG, threatened against IPG or any of its Subsidiaries, and none of IPG or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by IPG or any of its Subsidiaries, or to the Knowledge of IPG, at properties that were formerly owned, operated, leased or used by IPG or any of its Subsidiaries, that are reasonably likely to cause IPG or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of IPG or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of IPG, is threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

3.14 Real Property.

(a) IPG or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by IPG or any of its Subsidiaries which are material to IPG’s business on a consolidated basis (collectively, the “IPG Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of IPG Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) IPG or its Subsidiaries, as the case may be, has a good and valid leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by IPG or any of its Subsidiaries which are material to IPG’s business on a consolidated basis (collectively the “IPG Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, IPG and each of its Subsidiaries and, to the Knowledge of IPG, any other party to such lease, is in compliance with all terms and conditions of each lease, sublease, occupancy agreement or other agreement governing any IPG Leased Real Property and any amendment, modification, guaranties and side letters relating thereto (collectively, the “IPG Real Property Leases”), and neither IPG nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, nor does IPG or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such IPG Real Property Lease by the party that is the lessee or lessor of such IPG Leased Real Property.

(c) The IPG Owned Real Property and IPG Leased Real Property are referred to collectively herein as the “IPG Real Property.” The IPG Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of IPG and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect and, in the case of the IPG Leased Real Property, to the Knowledge of IPG, (i) each parcel of IPG Real Property is in compliance with all existing Laws applicable to such IPG Real Property, (ii) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to IPG’s Knowledge, there are no such Proceedings threatened, affecting any portion of the IPG Real Property, (iii) no casualty event has occurred with respect to any IPG Real Property that has not been remedied (including in compliance with any applicable IPG Real Property Lease), and (iv) neither IPG nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the IPG Real Property. Neither IPG nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the IPG Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Neither IPG nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the IPG Real Property or any material portion thereof. Neither IPG nor its Subsidiaries is party to any agreement to purchase or sell any real property.

3.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an IPG Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to IPG or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) IPG and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) IPG and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the IPG SEC Documents for all Taxes payable by IPG and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) IPG and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to IPG or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither IPG nor any of its Subsidiaries has (A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither IPG nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against IPG or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the IPG SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where IPG or any of its Subsidiaries has not filed a Tax Return of a particular type that IPG or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither IPG nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among IPG and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of IPG or (II) IPG and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than IPG or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of IPG or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither IPG nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) IPG has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(ix) Neither IPG nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(x) Neither IPG nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulations Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither IPG nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b) Neither IPG nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither IPG nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.16 Material Contracts.

(a) Section 3.16(a) of the IPG Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any IPG Benefit Plans) to which IPG or any of its Subsidiaries is a party or by which IPG or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “IPG Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money, including any supply chain financing arrangements (or guarantee thereof), in excess of $100,000,000, other than Contracts solely among IPG and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by IPG or any of its Subsidiaries pursuant to which IPG or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $200,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by IPG; and

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by IPG with any other Person or any of its Subsidiaries (other than Contracts solely among IPG and its Subsidiaries).

(b) IPG has heretofore made available to Omnicom true, correct and complete copies of the IPG Material Contracts not filed as exhibits to the IPG SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, all IPG Material Contracts are valid, binding and in full force and effect and are enforceable by IPG or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither IPG nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any IPG Material Contract and, to the Knowledge of IPG, no other party to any IPG Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, neither IPG nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any IPG Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any IPG Material Contract.

3.17 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries exclusively own the IPG Material Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) each of IPG and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the businesses of IPG and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by IPG, nor the performance of this Agreement by IPG, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of IPG or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) neither IPG nor any of its Subsidiaries nor the conduct of their businesses as presently conducted, nor the products and services offered by them, is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, (ii) neither IPG nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of IPG, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by IPG or any of its Subsidiaries, (iv) neither IPG nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation, and (v) there are no Proceedings pending against IPG or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any IPG Material Intellectual Property.

(c) All trade secrets included in the IPG Material Intellectual Property have been maintained in confidence by IPG and its Subsidiaries in accordance with protection procedures consistent with those customarily used in the industry to protect rights of like importance against unauthorized disclosure or use. To the Knowledge of IPG, there has been no unauthorized access to or use or disclosure of any trade secrets included in the IPG Material Intellectual Property. All former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of IPG and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property owned or purported to be owned by IPG or any of its Subsidiaries have entered into valid and binding proprietary rights agreements with IPG or one of its Subsidiaries or any of its or their predecessors assigning ownership of such Intellectual Property to IPG or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect or where such ownership vests in IPG or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) neither IPG nor any of its Subsidiaries has used, incorporated, embedded or linked any Open Source Software in, with or to any software included in the IPG Material Intellectual Property (“IPG Proprietary Software”) and (ii) no IPG Proprietary Software is derived from any Open Source Software, in each case in a manner that would require, or would condition the use or distribution of such IPG Proprietary Software or a portion thereof on (A) the disclosure, licensing, or distribution of any source code for any IPG Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such IPG Proprietary Software, or (C) licensing or otherwise distributing or making available IPG Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, neither IPG nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent, or otherwise) to deliver or license, the source code for any IPG Proprietary Software to any escrow agent or other Person who is not an employee, consultant, or independent contractor of IPG or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by IPG and its Subsidiaries and used by them in the operation of their businesses (the “IPG IT Assets”) operate as required by IPG and its Subsidiaries to operate the business of IPG and its Subsidiaries as presently conducted and have not, since January 1, 2023, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, IPG and its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality and security of the IPG IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries have implemented and maintain commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the IPG IT Assets and (ii) to the Knowledge of IPG, there has been no unauthorized access to the IPG IT Assets since January 1, 2023 that has resulted in any unauthorized use, access modification, misappropriation, deletion, or corruption of any material information or data stored therein or transmitted thereby.

3.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, since January 1, 2022, (a) IPG and its Subsidiaries, and to the Knowledge of IPG, all third parties processing Personal Information on behalf IPG or any Subsidiary (collectively, “IPG Data Processors”), have been in compliance with all applicable Laws, public-facing policies and notices, and contractual commitments, in each case, related to privacy, security or the processing of Personal Information (collectively, “IPG Privacy Requirements”), (b) IPG and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information processed by or on behalf of IPG or its Subsidiaries against unauthorized or unlawful access, acquisition, interruption, alteration, modification, encryption, exfiltration, loss, disclosure or use (“Security Incident”), and which are materially compliant with the IPG Privacy Requirements, (c) none of IPG, any Subsidiary of IPG, or to the Knowledge of IPG, any IPG Data Processor, has (i) experienced any Security Incident that required or would require notification of any Person pursuant to any IPG Privacy Requirement, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any IPG Privacy Requirement, and (d) neither IPG nor any Subsidiary of IPG has been subject to any investigation or enforcement action by any Governmental Entity, or received any notification, inquiry, claim, or complaint from any Person, in each case, that alleges a violation of any IPG Privacy Requirement.

3.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect:

(a) IPG and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”) and any other applicable Anti-corruption Laws; (ii) during the past five (5) years have not been investigated, to the Knowledge of IPG, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by IPG or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by IPG and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(b) To the Knowledge of IPG, none of IPG or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(c) During the past five (5) years, (i) IPG and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects and (ii) to the Knowledge of IPG, there have been no false or fictitious entries made in the books and records of IPG or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and IPG and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(d) To the Knowledge of IPG, since April 24, 2019, neither IPG, its Subsidiaries nor any of their directors, officers, or employees, or any other Persons acting for or on behalf of the foregoing is or has been a Person that is (i) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union or His Majesty’s Treasury of the United Kingdom; (ii) any Person operating, organized, or resident in a country that is the target of comprehensive Sanctions (currently, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic) (a “Sanctioned Country”); (iii) the government of a Sanctioned Country or the Government of Venezuela; or (iv) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons (collectively, “Sanctioned Persons”).

(e) To the Knowledge of IPG, since April 24, 2019, none of IPG or its Subsidiaries has had a customer or supplier or other business relationship with, is not a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of IPG to enter into, perform its obligations under this Agreement and consummate this Agreement, IPG has been in compliance with (i) applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including OFAC, the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom (“Sanctions”) and (ii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), and applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law. (“Trade Control Laws”).

(g) To the Knowledge of IPG, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by IPG.

(h) IPG has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to IPG and its Subsidiaries, taken as a whole.

3.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 3.20 of the IPG Disclosure Schedule, neither IPG nor any of its Subsidiaries nor any of their respective officers or directors on behalf of IPG or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

3.21 Opinion of Financial Advisor. Morgan Stanley & Co. LLC, IPG’s financial advisor, has delivered to the IPG Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, based upon and subject to the factors and assumptions set forth therein, as of the date thereof the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of the shares of IPG Common Stock (other than Omnicom or Omnicom Merger Sub (or any direct or indirect wholly owned subsidiaries of IPG, Omnicom or Omnicom Merger Sub). IPG will make available to Omnicom a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

3.22 Ownership of Omnicom Common Stock. Neither IPG nor any of its affiliates or associates is, nor at any time during the last five (5) years has IPG or any of its affiliates or associates been, an “interested shareholder” of Omnicom as defined in Section 912 of the New York Business Corporation Law. IPG and its Subsidiaries, affiliates and associates do not beneficially own any shares of Omnicom Common Stock or other securities of Omnicom or any options, warrants or other rights to acquire Omnicom Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, Omnicom.

3.23 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect, (i) IPG and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of IPG has in good faith determined to be prudent and appropriate in all material respects, (ii) all insurance policies maintained by or on behalf of IPG or any of its Subsidiaries are in full force and effect, (iii) all premiums and other payments due on such policies have been paid by IPG or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (iv) neither IPG nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (v) neither IPG nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

3.24 Related Party Transactions. From January 1, 2023 through the date of this Agreement, there have been no transactions or contracts between IPG or any of its Subsidiaries, on the one hand, and any Affiliates (other than IPG Subsidiaries) of IPG or other Persons, on the other hand, that would be required to be reported by IPG pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

3.25 No Other Representations or Warranties. IPG hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 4, (a) none of Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to Omnicom or its business or operations, including with respect to any information provided or made available to IPG or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to IPG or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of Omnicom, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to IPG, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to IPG or any of its affiliates, stockholders or Representatives, or any other Person, or the use by IPG or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of Omnicom set forth in Article 4) IPG and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by Omnicom or any Person with respect to Omnicom other than the representations and warranties set forth in this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF OMNICOM

Except (a) as set forth in the Omnicom Disclosure Schedule (subject to Section 8.13) and (b) as otherwise disclosed or identified in the Omnicom SEC Documents publicly filed prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Omnicom SEC Documents and any other disclosures included therein to the extent they are primarily predictive, cautionary or forward looking in nature), Omnicom hereby represents and warrants to IPG as follows:

4.1 Corporate Organization.

(a) Omnicom is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Omnicom is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Omnicom has made available to IPG true, complete and correct copies of the Restated Certificate of Incorporation (the “Omnicom Charter”), and By-Laws (the “Omnicom Bylaws”) of Omnicom as in effect as of the date of this Agreement. Omnicom is not in violation of any of the provisions of the Omnicom Charter or Omnicom Bylaws.

(b) Each Subsidiary of Omnicom is a corporation or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to own or lease its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Each Subsidiary of Omnicom is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified, has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

4.2 Omnicom Capitalization.

(a) The authorized capital stock of Omnicom consists of one billion (1,000,000,000) shares of Omnicom Common Stock and seven million five hundred thousand (7,500,000) shares of preferred stock, par value $1.00 per share (the “Omnicom Preferred Stock”). As of the Capitalization Date, (i) 196,411,095 shares of Omnicom Common Stock (other than shares held in treasury) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 100,806,345 shares of Omnicom Common Stock were held in the treasury of Omnicom or by its Subsidiaries, (iii) 14,900,537 shares of Omnicom Common Stock were reserved and available for issuance pursuant to the Omnicom Stock Plan, of which amount (A) 3,090,287 shares of Omnicom Common Stock were underlying outstanding options to acquire shares of Omnicom Common Stock (“Omnicom Stock Options”), (B) 3,175,935 shares of Omnicom Common Stock were underlying outstanding time-based restricted stock units with respect to Omnicom Common Stock (“Omnicom RSUs”) and (C) 382,782 shares of Omnicom Common Stock were underlying outstanding awards of performance restricted stock units (“Omnicom PSUs”) assuming satisfaction of any performance vesting conditions at target levels and 574,184 shares of Omnicom Common Stock were underlying outstanding Omnicom PSUs assuming satisfaction of any performance vesting conditions at maximum levels, (iv) 8,251,731 shares of Omnicom Common Stock were reserved and available for issuance pursuant to Omnicom’s employee stock purchase plan, (v) 303,379 shares of Omnicom Common Stock were held under Omnicom’s Director Compensation and Deferred Stock Program, Restricted Stock Deferred Compensation Plan and Restricted Stock Unit Deferred Compensation Plan (“Omnicom Deferred Shares”) and (vi) no shares of Omnicom Preferred Stock were issued and outstanding. Except for Omnicom Stock Options, Omnicom RSUs, Omnicom PSUs and Omnicom Deferred Shares, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Omnicom or any of its Subsidiaries is a party or by which Omnicom or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Omnicom, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Omnicom or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Omnicom. Since the Capitalization Date, Omnicom has not issued any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance described in this Section 4.2(a).

(b) Omnicom has previously made available to IPG a true and complete list, as of the Capitalization Date, of each outstanding Omnicom Stock Option, Omnicom RSU, Omnicom PSU, the vesting conditions thereof and Omnicom Deferred Share and, with respect to each Omnicom Stock Option, the exercise price and expiration date thereof and whether such Omnicom Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. All shares of Omnicom Common Stock subject to issuance under the Omnicom Stock Plan, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no bonds, debentures, notes or other indebtedness of Omnicom having the right to vote on any matters on which stockholders of Omnicom may vote. Neither Omnicom nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Equity Interests of Omnicom.

All Omnicom Stock Options, Omnicom RSUs, Omnicom PSUs and Omnicom Deferred Shares were granted under and in compliance with the terms of an Omnicom Stock Plan and applicable Law and no other types of awards are currently outstanding under an Omnicom Stock Plan. All Omnicom Stock Options have a per share exercise price that is (or with respect to such Omnicom Stock Options that have been exercised prior to or as of the date of this Agreement, was) as least equal to the fair market value of a share of the underlying stock on the date such Omnicom Stock Option was granted (determined in accordance with applicable Law, including Section 409A of the Code).

(c) Section 4.2(c) of the Omnicom Disclosure Schedule sets forth a true and complete list of (i) all of the Subsidiaries of Omnicom, (ii) the jurisdiction of organization of each such Subsidiary and (iii) if not wholly owned by Omnicom or one of its Subsidiaries, the ownership percentage of Omnicom or its Subsidiaries of such entity. None of Omnicom or any of its Subsidiaries holds any Equity Interests in any other Person (other than other Subsidiaries of Omnicom). Except as would reasonably be expected to be an Omnicom Material Adverse Effect, each outstanding share of capital stock of or other Equity Interests in each Subsidiary of Omnicom is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by Omnicom or one or more of its wholly owned Subsidiaries free and clear of all Liens, other than Permitted Liens.

4.3 Authority; Execution and Delivery; Enforceability.

(a) Omnicom has all necessary power and authority to execute and deliver this Agreement, to perform and comply with its obligations under this Agreement and, subject to the receipt of the Omnicom Stockholder Approval and to the adoption of this Agreement by Omnicom as the sole stockholder of Omnicom Merger Sub, to consummate the Transactions applicable to such party. The execution and delivery by Omnicom of this Agreement, the performance and compliance by Omnicom with its obligations herein and the consummation by Omnicom of the Transactions have been duly authorized by all necessary corporate action on the part of Omnicom, subject to the receipt of the Omnicom Stockholder Approval and to the adoption of this Agreement by Omnicom as the sole stockholder of Omnicom Merger Sub, and no other corporate proceedings on the part of Omnicom and no other stockholder votes are necessary to authorize this Agreement or the consummation by Omnicom of the Transactions to which it is a party. Omnicom has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by IPG of this Agreement, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Omnicom Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Transactions, including the Merger and the issuance of shares of Omnicom Common Stock in connection with the Merger (the “Omnicom Common Stock Issuance”), are advisable, fair to and in the best interests of Omnicom and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger and the Omnicom Common Stock Issuance, (iii) directing that the Omnicom Common Stock Issuance be submitted to the stockholders of Omnicom for approval, and (iv) recommending that the Omnicom stockholders approve the Omnicom Common Stock Issuance (the “Omnicom Board Recommendation”).

(c) Subject to the accuracy of the representations and warranties in Section 3.22, the Omnicom Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 912 of the New York Business Corporation Law and any other similar Law are not applicable to this Agreement and the Transactions. To the Knowledge of Omnicom, no takeover, anti-takeover, business combination, control share acquisition or similar Law applies to this Agreement, the Merger or the other Transactions. The only vote of holders of any class or series of Equity Interests of Omnicom necessary to approve the Transactions is the approval of the Omnicom Common Stock Issuance by the holders of a majority of the shares of Omnicom

Common Stock voting thereon at the Omnicom Stockholders Meeting (the “Omnicom Stockholder Approval”). No other vote of the holders of Omnicom Common Stock or any other Equity Interests of Omnicom is necessary to consummate the Transactions.

4.4 No Conflicts.

(a) The execution and delivery of this Agreement by Omnicom does not and will not, and the performance of this Agreement by Omnicom and the consummation of the Transactions will not, (i) assuming Omnicom Stockholder Approval is obtained, conflict with or violate any provision of the Omnicom Charter or Omnicom Bylaws, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Omnicom or any of its Subsidiaries or by which any property or asset of Omnicom or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss or impairment of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Omnicom or any of its Subsidiaries pursuant to, any Omnicom Material Contract or Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Omnicom Material Adverse Effect.

(b) The execution and delivery of this Agreement by Omnicom does not and will not, and the consummation by Omnicom of the Transactions and compliance by Omnicom with any of the terms or provisions hereof or thereof will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except (i) under the Exchange Act, Securities Act, any applicable blue sky Law, and the rules and regulations of the NYSE, (ii) under the HSR Act or other applicable antitrust Laws or foreign investment Laws, (iii) the filing of the Certificate of Merger as required by the DGCL and (iv) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to (A) prevent or materially delay consummation of the Merger or other Transactions or (B) have an Omnicom Material Adverse Effect.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Omnicom has filed or furnished on a timely basis all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Omnicom with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Omnicom SEC Documents”). None of the Subsidiaries of Omnicom is subject to the periodic reporting requirements of the Exchange Act.

(b) As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each Omnicom SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act, and the Sarbanes-Oxley Act as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Omnicom SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The consolidated financial statements of Omnicom and its Subsidiaries included or incorporated by reference in the Omnicom SEC Documents (including, in each case, any notes or schedules thereto) (the “Omnicom SEC Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Omnicom

SEC Financial Statements fairly present, in all material respects, the financial condition and the results of operations, cash flows and changes in stockholders’ equity of Omnicom and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Omnicom SEC Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of interim Omnicom SEC Financial Statements, to normal year-end adjustments (which are not material in significance or amount) and the absence of notes.

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Omnicom SEC Documents and none of the Omnicom SEC Documents is, to the Knowledge of Omnicom, the subject of ongoing SEC review or investigation. To the Knowledge of Omnicom, there are no SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Omnicom.

(e) Omnicom has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Omnicom’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Omnicom in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Omnicom’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Omnicom’s management has completed an assessment of the effectiveness of Omnicom’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Omnicom SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2023, Omnicom has had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Omnicom’s ability to record, process, summarize and report financial information and Omnicom does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Omnicom’s internal control over financial reporting. Omnicom has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act) with respect to all applicable Omnicom SEC Documents.

(f) Omnicom and its Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued or required to be reflected in Omnicom’s financial statements in accordance with GAAP), except (i) as disclosed, reflected or reserved against in the most recent audited balance sheet included in the Omnicom SEC Financial Statements or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Omnicom SEC Financial Statements, (iii) for liabilities and obligations arising out of or in connection with this Agreement, the Merger or the Transactions and (iv) for liabilities and obligations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

(g) Neither Omnicom nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Omnicom and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance-sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Omnicom or any of its Subsidiaries in Omnicom’s published financial statements or other Omnicom SEC Documents.

4.6 Absence of Certain Changes or Events. Since December 31, 2023 and through the date of this Agreement, (a) Omnicom and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have an Omnicom Material Adverse Effect.

4.7 Information Supplied. None of the information supplied or to be supplied by Omnicom for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to each of the holders of Omnicom Common Stock and IPG Common Stock and at the time of each of the IPG Stockholders Meeting and the Omnicom Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Omnicom to such portions thereof that relate expressly to IPG or to statements made therein based on information supplied by or on behalf of IPG for inclusion or incorporation by reference therein). The Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act or Exchange Act, as applicable, and other applicable Law.

4.8 Legal Proceedings. There are no Proceedings pending or to the Knowledge of Omnicom, threatened against Omnicom or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Omnicom, except, in each case, for those that would not, and would not reasonably be expected to, (i) prevent or materially delay the consummation of the Transactions or (ii) individually or in the aggregate, have, an Omnicom Material Adverse Effect. Neither Omnicom nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except, in each case, for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

4.9 Compliance with Laws. (a) Omnicom and its Subsidiaries are in compliance, and since January 1, 2023 have been in compliance, with all Laws and Orders applicable to Omnicom or any of its Subsidiaries or any assets owned or used by any of them (except for such past noncompliance as has been remedied and imposes no continuing obligations or costs on Omnicom or its Subsidiaries), and (b) neither Omnicom nor any of its Subsidiaries has, since January 1, 2023, received any written communication from a Governmental Entity that alleges that Omnicom or any of its Subsidiaries is not in compliance with any such Law or Order, except, in each case, where any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

4.10 Permits. Omnicom and each of its Subsidiaries have all required governmental Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (a) the operation of the business of Omnicom and its Subsidiaries as currently conducted is not, and has not been, in violation of, nor is Omnicom or any of its Subsidiaries in default or violation under, any Permit (except for such past violation or default as has been remedied and imposes no continuing obligations or costs on Omnicom or its Subsidiaries), and (b) no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any Permit. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (x) there are no actions pending or, to the Knowledge of Omnicom, threatened, that seek the revocation, cancellation or modification of any Permit and (y) neither Omnicom nor its Subsidiaries have, since January 1, 2023, received written notice of any charge, claim or assertion alleging any violations of or noncompliance with any Permit, nor to the Knowledge of Omnicom, has any charge, claim or assertion been threatened.

4.11 Employee Benefit Plans.

(a) For purposes of this Agreement, (i) “Omnicom Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, Contract, or arrangement providing compensation or other benefits, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by Omnicom or any of its Subsidiaries, or under which Omnicom or any of its Subsidiaries has any material obligation or material liability, whether actual or contingent, including each employment, incentive, bonus, deferred compensation, profit-sharing, pension, retirement, vacation, holiday, sick pay, cafeteria, fringe benefit, medical, disability, retention, severance, termination, change in control, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit or other equity-based compensation plans, policies, programs, practices or arrangements, in each case, which is not sponsored and administered by a Governmental Entity or required to be maintained by applicable Law. To the Knowledge of Omnicom, neither Omnicom nor any other Person, has any express or implied commitment, whether legally enforceable or not, to (i) materially modify, change or terminate any Omnicom Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or (ii) adopt any new material Omnicom Benefit Plan.

(b) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, each Omnicom Benefit Plan has been administered in accordance and in compliance with its terms and all applicable Laws, including ERISA and the Code, and all contributions required to be made under the terms of any Omnicom Benefit Plans have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in Omnicom SEC Documents prior to the date of this Agreement.

(c) Except as has not resulted or would not reasonably be expected to result, individually or in the aggregate, in an Omnicom Material Adverse Effect: (i) each Omnicom Benefit Plan which is intended to qualify under Section 401(a) of the Code is so qualified and has either received a currently effective favorable determination letter or is entitled to rely on an opinion or advisory letter from the IRS as to its qualified status, and each trust established in connection with any Omnicom Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Knowledge of Omnicom, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Omnicom Benefit Plan or the exempt status of any such trust, (ii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), other than a transaction that is exempt under a statutory or administrative exemption, with respect to any Omnicom Benefit Plan, (iii) none of Omnicom or any of its Subsidiaries has any outstanding liability for any Tax under Chapter 43 of the Code, and (iv) no Proceeding or claim (other than for routine benefits claims) has been brought, or to the Knowledge of Omnicom is threatened, against or with respect to any Omnicom Benefit Plan, including any audit or inquiry by any Governmental Entity.

(d) No Omnicom Benefit Plan is, and, in the past six (6) years none of Omnicom, any of its Subsidiaries or any of their respective ERISA Affiliates has sponsored, maintained, contributed to (or been required to contribute to), or had any liability or obligation, whether fixed or contingent, with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iii) any other plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code (any such plan, an “Omnicom Pension Plan”). No material liability under Title IV of ERISA has been incurred by Omnicom, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that would reasonably be expected to result in liability under Title IV of ERISA (whether primarily, jointly or secondarily) and have an Omnicom Material Adverse Effect. With respect to each Omnicom Pension Plan: (i) no liability to the Pension Benefit Guaranty Corporation has been incurred that has not been satisfied in full (other than for premiums not yet due); (ii) no such Omnicom Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA; (iii) no “reportable event” within the meaning of Section 4043 of ERISA (for which the thirty

(30) day notice requirement has not been waived by the PBGC) has occurred within the last twenty-four (24) months (and disregarding any “reportable event” triggered by the execution of this Agreement or the transaction contemplated herein); (iv) no Lien has arisen or would reasonably be expected to arise under Section 303(k) of ERISA or Section 430(k) of the Code on the assets of Omnicom or its Subsidiaries; and (v) no such Omnicom Pension Plan has failed to satisfy the “minimum funding standard” (as defined in Section 412 of the Code).

(e) No Omnicom Benefit Plan provides or is obligated to provide post-employment or post-service medical, disability, life insurance or other welfare benefits to any former director, employee or their respective dependents (other than health care continuation coverage as required by Section B of Subtitle B of Title I of ERISA or COBRA at the participant’s sole cost or coverage through the end of the calendar month in which a termination of employment occurs).

(f) Neither the execution of this Agreement nor the consummation of the Merger or other Transactions (either alone or in combination with another event) will (i) entitle any current or former employee or director of Omnicom or its Subsidiaries to any compensation, (ii) accelerate the time of payment or vesting or trigger any payment or funding obligation (through a grantor trust or otherwise) of compensation or benefits, (iii) increase the amount payable or trigger any other material obligation pursuant to any Omnicom Benefit Plan or (iv) result in any breach or violation of, or default under any Omnicom Benefit Plan.

(g) Except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, each Omnicom Benefit Plan that is subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and all IRS guidance promulgated thereunder. There is no material agreement, plan, Contract or other arrangement to which Omnicom or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes, including Taxes under Sections 409A or 4999 of the Code.

(h) Except as would not have, individually or in the aggregate, an Omnicom Material Adverse Effect, with respect to each Omnicom Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (an “Omnicom Non-U.S. Plan”): (i) all employer and employee contributions to each Omnicom Non-U.S. Plan required by Law or by the terms of such Omnicom Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Omnicom Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Omnicom Non-U.S. Plan. No Omnicom Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or termination indemnity, long-service award, jubilee payment or similar program in any jurisdiction.

(i) Neither Omnicom nor any of its Subsidiaries is or has at any time during the prior six (6) years been the “employer”, participated in or been an “associate” of or “connected” with an “employer” (within the meaning of the UK Pensions Act 2004) of a UK defined benefit pension plan. To the Knowledge of Omnicom, no individual became an employee of Omnicom or any of its Subsidiaries pursuant to a relevant transfer for the purposes of the Transfer of Undertakings (Protection of Employment) Regulations 2006 or 1981 who prior to such transfer was a member of a UK defined benefit pension plan with any former employer in circumstances where Omnicom or any of its Subsidiaries either has, or has inherited, any material obligation (whether contingent or otherwise) to fund, or otherwise meet the cost of, any enhanced early retirement or redundancy pension benefits which are derived from such former employer’s pension plan.

4.12 Employee and Labor Matters.

(a) Neither Omnicom nor any of its Subsidiaries is a party to or bound by any material collective bargaining agreement, agreement with any works council, or other similar labor Contract with any Union; to the

Knowledge of Omnicom, no Union has made a pending demand for recognition or certification as the bargaining unit representative of any employee employed, or individual engaged on an independent contractor basis, by Omnicom or any of its Subsidiaries (collectively, the “Omnicom Business Personnel”); to the Knowledge of Omnicom, there are no representation or certification proceedings or petitions seeking a representation or decertification proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and to the Knowledge of Omnicom, there are no material organizing or decertification activities by or with respect to Omnicom Business Personnel. Neither Omnicom nor any of its Subsidiaries has in the past three (3) years engaged in any unfair labor practice with respect to any Omnicom Business Personnel, and there is no unfair labor practice complaint or grievance or other administrative or judicial complaint, action or investigation pending or threatened in writing against Omnicom or any of its Subsidiaries by the National Labor Relations Board or any other Governmental Entity with respect to any present or former Omnicom Business Personnel which would reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. There is no labor strike, dispute, lockout, slowdown, stoppage, or other material labor dispute pending or, to the Knowledge of Omnicom, threatened against or affecting Omnicom or any of its Subsidiaries.

(b) Neither Omnicom nor any of its Subsidiaries will incur any notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body in connection with the execution of this Agreement or the consummation of the Transactions, in each case, except as would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially delay consummation of the Merger or other Transactions or (ii) have an Omnicom Material Adverse Effect.

(c) Omnicom and its Subsidiaries are and have since January 1, 2023 been in compliance with all applicable Laws respecting employment and employment practices, including, without limitation, all Laws respecting terms and conditions of employment, health and safety, wage payment, wages and hours, pay equity, child labor, fair labor standards, collective bargaining, immigration and work authorizations, background checks, employment discrimination, retaliation, harassment, notices, privacy, record retention, whistleblowing, civil rights, veterans’ rights, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, social welfare obligations, proper classification of employees as exempt and non-exempt and as employees and independent contractors, termination, family and medical leave and other leaves of absence, sick time, unemployment insurance and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for noncompliance as individually or in the aggregate, has not had and would not reasonably be expected to have, an Omnicom Material Adverse Effect.

(d) To the Knowledge of Omnicom, no Omnicom Business Personnel is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to Omnicom or any of its Subsidiaries or to a former employer of any such employee relating (i) to the right of any such individual to be employed by or provide services for Omnicom or its Subsidiaries or (ii) to the confidentiality or use of trade secrets or other confidential or proprietary information.

(e) Omnicom and its Subsidiaries are not delinquent in payments to any current or former Omnicom Business Personnel for any services or amounts required to be reimbursed or otherwise paid except as does not have and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

(f) In the past two (2) years, Omnicom and its Subsidiaries have investigated all material allegations of sexual harassment or discriminatory harassment of which they had or have Knowledge and have taken all reasonable and necessary corrective actions with respect to such allegations. No such allegation of sexual or discriminatory harassment would reasonably be expected to result in any material liability to Omnicom and any of its Subsidiaries (taken as a whole).

(g) In the past two (2) years, neither Omnicom nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local Laws).

4.13 Environmental Matters. Except as has not been, and would not reasonably be expected to be, an Omnicom Material Adverse Effect:

(a) Omnicom and each of its Subsidiaries (i) have been since January 1, 2023, and are, in compliance with all, and are not subject to any liability with respect to noncompliance with any, applicable Environmental Laws, (ii) have and hold, or have applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) are in compliance with their respective Environmental Permits.

(b) There are no Environmental Claims pending, or to the Knowledge of Omnicom, threatened against Omnicom or any of its Subsidiaries, and none of Omnicom or any of its Subsidiaries has received any notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials with respect to any location.

(c) There have been no Releases of Hazardous Materials at any properties that are owned, operated, leased or used by Omnicom or any of its Subsidiaries, or to the Knowledge of Omnicom, at properties that were formerly owned, operated, leased or used by Omnicom or any of its Subsidiaries, that are reasonably likely to cause Omnicom or any of its Subsidiaries to incur liability pursuant to applicable Environmental Law.

(d) None of Omnicom or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative Order relating to compliance with Environmental Laws or Environmental Permits, the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials, or personal or bodily injury, wrongful death, property damage or natural resource damages in connection with a Release of or exposure to Hazardous Materials, and no Proceeding is pending, or to the Knowledge of Omnicom, is threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third party for any liability under any Environmental Law or otherwise relating to any Hazardous Materials.

4.14 Real Property.

(a) Omnicom or its Subsidiaries, as the case may be, holds good and marketable fee title to all real property and interest in real property owned in fee by Omnicom or any of its Subsidiaries which are material to Omnicom’s business on a consolidated basis (collectively, the “Omnicom Owned Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, all buildings and other structures, facilities, building systems, fixtures or improvements located on each parcel of Omnicom Owned Real Property are in good working order and repair for the sufficient operation of the business as currently conducted (ordinary wear and tear excepted).

(b) Omnicom or its Subsidiaries, as the case may be, has a good and valid and leasehold or subleasehold interest, as applicable, in all real property leased, subleased or otherwise used or occupied by Omnicom or any of its Subsidiaries which are material to Omnicom’s business on a consolidated basis (collectively, the “Omnicom Leased Real Property”), free and clear of all Liens, except for Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, Omnicom and each of its Subsidiaries and, to the Knowledge of Omnicom, any other party to such lease, is in compliance with all terms and conditions of each lease, sublease, occupancy agreement or other agreement governing any Omnicom Leased Real Property and any amendment, modification, guaranties and side letters relating thereto (collectively, the “Omnicom Real Property Leases”), and neither Omnicom nor any of its Subsidiaries has received any notice of default thereunder which is outstanding and remains uncured beyond any applicable period of cure, nor does Omnicom or any of its Subsidiaries have Knowledge of the existence of, any default, or event or circumstance that, with notice or lapse of time, or both, would constitute a default or permit the termination, modification or acceleration of rent under such Omnicom Real Property Lease by the party that is the lessee or lessor of such Omnicom Leased Real Property.

(c) The Omnicom Owned Real Property and Omnicom Leased Real Property are referred to collectively herein as the “Omnicom Real Property.” The Omnicom Real Property constitutes all of the material real property used or necessary for use in connection with the conduct of the business of Omnicom and its Subsidiaries as presently conducted. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect and, in the case of the Omnicom Leased Real Property, to the Knowledge of Omnicom, (i) each parcel of Omnicom Real Property is in compliance with all existing Laws applicable to such Omnicom Real Property, (ii) there are no Proceedings in eminent domain, condemnation or other similar Proceedings that are pending and, to Omnicom’s Knowledge, there are no such Proceedings threatened, affecting any portion of the Omnicom Real Property, (iii) no casualty event has occurred with respect to any Omnicom Real Property that has not been remedied (including in compliance with any applicable Omnicom Real Property Lease) and (iv) and neither Omnicom nor any of its Subsidiaries has received written notice of the existence of any Order or of any pending Proceeding relating to the ownership, lease, use, occupancy or operation by any Person of the Omnicom Real Property. Neither Omnicom nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any Person a right to use or occupy any of the Omnicom Real Property or any material portion thereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Neither Omnicom nor any of its Subsidiaries has granted any option or other right to any third party to purchase any of the Omnicom Real Property or any material portion thereof. Neither Omnicom nor its Subsidiaries is party to any agreement to purchase or sell any real property.

4.15 Tax Matters.

(a) Except as has not had and would not, individually or in the aggregate, reasonably be expected to have an Omnicom Material Adverse Effect:

(i) (A) All Tax Returns that are required to be filed by or with respect to Omnicom or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) in accordance with applicable Law, (B) all such Tax Returns are true, complete and accurate, (C) Omnicom and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes due and owing by any of them (whether or not shown on any Tax Return), (D) Omnicom and its Subsidiaries have established adequate accruals and reserves, in accordance with GAAP, on the financial statements included in the Omnicom SEC Documents for all Taxes payable by Omnicom and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (E) Omnicom and its Subsidiaries have timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect any amounts paid or owing to, any employee, independent contractor, creditor, stockholder or other third party, and all such deducted, withheld and collected amounts were either timely paid or remitted to the appropriate Governmental Entity or properly set aside in accounts for such purpose and were reported to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or other third party, as required under applicable Law.

(ii) No written agreement or other written document waiving or extending, or having the effect of waiving or extending, the statute of limitations or the period of assessment or collection of any Taxes relating to Omnicom or any of its Subsidiaries has been filed or entered into with any Taxing Authority, which the applicable statute of limitations or period of assessment or collection (including any waivers or extensions) has not yet expired. Neither Omnicom nor any of its Subsidiaries has

(A) filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has applied for a ruling from any Taxing Authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Taxing Authority that is pending or (C) has been issued any private letter rulings, technical advice memoranda or similar written agreement or rulings by any Taxing Authority.

(iii) Neither Omnicom nor any of its Subsidiaries is the subject of any currently ongoing or pending audit or other proceeding with respect to any Taxes or Tax Return nor has any audit or other proceeding with respect to Taxes been threatened or proposed against any of them in writing. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Omnicom or any of its Subsidiaries that have not been paid in full or otherwise completely resolved by any of them or are being contested in good faith for which adequate accruals or reserves for such deficiency have been established, in accordance with GAAP, on the financial statements included in the Omnicom SEC Documents.

(iv) No claim has ever been made in writing by a Taxing Authority in a jurisdiction where Omnicom or any of its Subsidiaries has not filed a Tax Return of a particular type that Omnicom or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject to such Tax Return, which claim has not been completely resolved.

(v) Neither Omnicom nor any of its Subsidiaries (A) is a party to or bound by or has any obligation under any Tax indemnification, separation, sharing or similar agreement or arrangement (other than such an agreement or arrangement (I) entered into in the ordinary course of business which does not relate primarily to Taxes or (II) solely between or among Omnicom and/or any of its Subsidiaries), (B) is or has been a member of any consolidated, combined, affiliated, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group comprised solely of (I) Subsidiaries of Omnicom or (II) Omnicom and any of its Subsidiaries), and (C) has any liability for Taxes of any Person (other than Omnicom or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or as transferee or successor.

(vi) There are no Liens for Taxes upon any property or assets of Omnicom or any of its Subsidiaries, except for Permitted Liens.

(vii) Neither Omnicom nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(viii) Omnicom has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(ix) Neither Omnicom nor any of its Subsidiaries conducts a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), operates or conducts business through any branch or is otherwise subject to taxation, in each case, in any country other than the country of its formation.

(x) Neither Omnicom nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any

“closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulations Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither Omnicom nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b) Neither Omnicom nor any of its Subsidiaries has constituted, in the two (2) years prior to the date of this Agreement, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger.

(c) Neither Omnicom nor any of its Subsidiaries is aware of any facts, agreements, plans or other circumstances or has taken or agreed to take any action that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.16 Material Contracts.

(a) Section 4.16(a) of the Omnicom Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each of the following Contracts (excluding any Omnicom Benefit Plans) to which Omnicom or any of its Subsidiaries is a party or by which Omnicom or any of its Subsidiaries or any of their material assets or businesses are bound (and any amendments thereto) (the “Omnicom Material Contracts”):

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) any Contract relating to indebtedness for borrowed money, including any supply chain financing arrangements (or guarantee thereof), in excess of $100,000,000, other than Contracts solely among Omnicom and its Subsidiaries;

(iii) any Contract that relates to the purchase, acquisition, sale, transfer or disposition of a business or assets by Omnicom or any of its Subsidiaries pursuant to which Omnicom or any of its Subsidiaries has any continuing “earnout” or other contingent or deferred payment obligations in excess of $200,000,000 in the aggregate, for each such purchase, acquisition, sale, transfer or disposition;

(iv) any Contract that by its terms prevents or materially restricts the payment of dividends or other distributions by Omnicom; and

(v) any Contract for any material joint venture, partnership or similar arrangement, or any Contract involving a sharing of material revenues, profits, losses, costs, or liabilities by Omnicom with any other Person or any of its Subsidiaries (other than Contracts solely among Omnicom and its Subsidiaries).

(b) Omnicom has heretofore made available to IPG true, correct and complete copies of the Omnicom Material Contracts not filed as exhibits to the Omnicom SEC Documents.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, all Omnicom Material Contracts are valid, binding and in full force and effect and are enforceable by Omnicom or its applicable Subsidiary in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Omnicom nor any of its Subsidiaries has Knowledge of, or has received written notice of, any breach or default under (with or without notice or lapse of time, or both) any Omnicom Material Contract and, to the Knowledge of Omnicom, no other party to any Omnicom Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, neither Omnicom nor any of its Subsidiaries has Knowledge of, or has received written notice of, any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Omnicom Material Contract, or any intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Omnicom Material Contract.

4.17 Intellectual Property.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries exclusively own the Omnicom Material Intellectual Property, free and clear of all Liens other than Permitted Liens, (ii) each of Omnicom and its Subsidiaries has the right to use all Intellectual Property that is necessary for or used or held for use in the conduct of the business of Omnicom and its Subsidiaries as presently conducted, and (iii) neither the execution and delivery of this Agreement by Omnicom, nor the performance of this Agreement by Omnicom, will result in the loss, forfeiture, termination, or impairment of, or give rise to a right of any Person to limit, terminate, or consent to or require additional consideration for the continued use of, any rights of Omnicom or any of its Subsidiaries in any Intellectual Property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) neither Omnicom nor any of its Subsidiaries nor the conduct of their businesses as presently conducted, nor the products and services offered by them, is infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person, (ii) neither Omnicom nor any of its Subsidiaries has received any charge, complaint, claim, demand, or notice since January 1, 2023 (or earlier, if presently not resolved) alleging that it has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Person, (iii) to the Knowledge of Omnicom, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by Omnicom or any of its Subsidiaries, (iv) neither Omnicom nor any of its Subsidiaries has made or asserted any charge, complaint, claim, demand or notice since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation, and (v) there are no Proceedings pending against Omnicom or any of its Subsidiaries challenging the ownership, use, validity, enforceability or scope of any Omnicom Material Intellectual Property.

(c) All trade secrets included in the Omnicom Material Intellectual Property have been maintained in confidence by Omnicom and its Subsidiaries in accordance with protection procedures consistent with those customarily used in the industry to protect rights of like importance against unauthorized disclosure or use. To the Knowledge of Omnicom, there has been no unauthorized access to or use or disclosure of any trade secrets included in the Omnicom Material Intellectual Property. All former and current officers, directors, employees, personnel, consultants, advisors, agents, and independent contractors of Omnicom and its Subsidiaries, and each of their predecessors, who have contributed to or participated in the conception or development of Intellectual Property owned or purported to be owned by Omnicom or any of its Subsidiaries have entered into valid and binding proprietary rights agreements with Omnicom or one of its Subsidiaries or its or their predecessors, assigning ownership of such Intellectual Property to Omnicom or one of its Subsidiaries (or the applicable predecessor), except where the failure to enter into such agreements has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect or where such ownership vests in Omnicom or its applicable Subsidiary or predecessor by operation of Law.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) neither Omnicom nor any of its Subsidiaries has used,

incorporated, embedded or linked any Open Source Software in, with or to any software included in the Omnicom Material Intellectual Property (“Omnicom Proprietary Software”) and (ii) no Omnicom Proprietary Software is derived from any Open Source Software, in each case in a manner that would require, or would condition the use or distribution of such Omnicom Proprietary Software or a portion thereof on (A) the disclosure, licensing, or distribution of any source code for any Omnicom Proprietary Software or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to such Omnicom Proprietary Software, or (C) licensing or otherwise distributing or making available Omnicom Proprietary Software or any portion thereof for a nominal or otherwise limited fee or charge. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, neither Omnicom nor any of its Subsidiaries has delivered or licensed, or has any duty or obligation (whether present, contingent, or otherwise) to deliver or license, the source code for any Omnicom Proprietary Software to any escrow agent or other Person who is not an employee, consultant, or independent contractor of Omnicom or any of its Subsidiaries who needs such source code to perform his or her job duties and who is bound by a written confidentiality agreement restricting its use or disclosure.

(e) The IT Assets owned, leased or licensed by Omnicom and its Subsidiaries and used by them in the operation of their businesses (the “Omnicom IT Assets”) operate as required by Omnicom and its Subsidiaries to operate the business of Omnicom and its Subsidiaries as presently conducted and have not, since January 1, 2023, malfunctioned or failed, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, Omnicom and its Subsidiaries have implemented and maintain commercially reasonable measures to protect the confidentiality and security of the Omnicom IT Assets and all information stored or contained therein or transmitted thereby against any unauthorized use, access, interruption or corruption. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance procedures with respect to the Omnicom IT Assets and (ii) to the Knowledge of Omnicom, there has been no unauthorized access to the Omnicom IT Assets since January 1, 2023 that has resulted in any unauthorized use, access modification, misappropriation, deletion, or corruption of any material information or data stored therein or transmitted thereby.

4.18 Data Privacy. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, since January 1, 2022, (a) Omnicom and its Subsidiaries, and to the Knowledge of Omnicom, all third parties processing Personal Information on behalf of Omnicom or any Subsidiary (collectively, “Omnicom Data Processors”), have been in compliance with all applicable Laws, public-facing policies and notices, and contractual commitments, in each case, related to privacy, security, or the processing of Personal Information (collectively, “Omnicom Privacy Requirements”), (b) Omnicom and its Subsidiaries have implemented and maintained commercially reasonable organizational, physical, and technical measures designed to protect Personal Information processed by or on behalf of Omnicom or its Subsidiaries against Security Incidents, and which are materially compliant with the Omnicom Privacy Requirements, (c) none of Omnicom, any Subsidiary of Omnicom, or to the Knowledge of Omnicom, any Omnicom Data Processor, has (i) experienced any Security Incident that required or would require notification of any Person pursuant to any Omnicom Privacy Requirement, or (ii) notified or been required to notify any Person of a Security Incident pursuant to any Omnicom Privacy Requirement, and (d) neither Omnicom nor any Subsidiary of Omnicom has been subject to any investigation or enforcement action by any Governmental Entity, or received any notification, inquiry, claim, or complaint from any Person, in each case, that alleges a violation of any Omnicom Privacy Requirement.

4.19 Anti-Corruption and Trade Sanctions. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect:

(a) Omnicom and each of its Subsidiaries (i) are in compliance, and for the past five (5) years have been in compliance, in all material respects with the FCPA and any other applicable Anti-corruption Laws;

(ii) during the past five (5) years have not been investigated, to the Knowledge of Omnicom, by any Governmental Entity with respect to, or been given notice by a Governmental Entity or any other Person of, any actual or alleged violation by Omnicom or any of its Subsidiaries of the FCPA or any other Anti-corruption Laws; and (iii) during the past five (5) years have had an operational and effective FCPA and anti-corruption compliance program that includes, at a minimum, policies, procedures and training intended to enhance awareness of and compliance by Omnicom and its Subsidiaries with the FCPA and any other applicable Anti-corruption Laws.

(b) To the Knowledge of Omnicom, none of Omnicom or its Subsidiaries has, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given money or anything of value to any Person for the purpose of: (i) influencing any act or decision of any Government Official or Other Covered Party; (ii) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of a lawful duty; (iii) securing any improper advantage; or (iv) inducing any Government Official or Other Covered Party to influence the act or decision of a government or government instrumentality, in order to obtain or retain business, or direct business to, any Person or entity, in any way.

(c) During the past five (5) years, (i) Omnicom and its Subsidiaries have maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, in all material respects and (ii) to the Knowledge of Omnicom, there have been no false or fictitious entries made in the books and records of Omnicom or its Subsidiaries relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and Omnicom and its Subsidiaries have not established or maintained a secret or unrecorded fund.

(d) To the Knowledge of Omnicom, since April 24, 2019, neither Omnicom, its Subsidiaries, nor any of their directors, officers, or employees, or any other Persons acting for or on behalf of the foregoing is or has been a Sanctioned Person.

(e) To the Knowledge of Omnicom, since April 24, 2019, none of Omnicom or its Subsidiaries has had a customer or supplier or other business relationship with, is not a party to any Contract with, or has engaged in any transaction with or involving a Sanctioned Country or Sanctioned Person.

(f) Since April 24, 2019, and except where the failure to be, or to have been, in compliance with such Laws has not had or would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Omnicom to enter into, perform its obligations under this Agreement and consummate this Agreement, Omnicom has been in compliance with (i) Sanctions and (ii) Trade Control Laws.

(g) To the Knowledge of Omnicom, there is no current investigation, allegation, request for information, or other inquiry by any Governmental Entity regarding the actual or possible violation of Sanctions or Trade Control Laws by Omnicom.

(h) Omnicom has implemented and maintains policies and procedures reasonably designed to promote compliance with Sanctions and Trade Control Laws, except as has not been, and would not reasonably be expected to be, material to Omnicom and its Subsidiaries, taken as a whole.

4.20 Broker’s Fees. Except for the financial advisors’ fees set forth in Section 4.20 of the Omnicom Disclosure Schedule, neither Omnicom nor any of its Subsidiaries nor any of their respective officers or directors on behalf of Omnicom or such Subsidiaries has employed any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.21 Opinion of Financial Advisor. PJT Partners LP, Omnicom’s financial advisor, has delivered to the Omnicom Board its opinion in writing or orally, in which case, such opinion will be subsequently confirmed in writing, to the effect that, as of the date thereof and based upon and subject to, among other things, the various assumptions made, procedures followed, matters considered and conditions, qualifications and limitations on the review undertaken by PJT Partners LP in connection with such opinion, the Exchange Ratio in the Merger is fair to Omnicom from a financial point of view. Omnicom will make available to IPG a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.

4.22 Ownership of IPG Common Stock. Neither Omnicom nor any of its affiliates or associates is, nor at any time during the last three (3) years has Omnicom or any of its affiliates or associates been, an “interested stockholder” of IPG as defined in Section 203 of the DGCL. Omnicom and its Subsidiaries, affiliates and associates do not beneficially own any shares of IPG Common Stock or other securities of IPG or any options, warrants or other rights to acquire IPG Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, IPG.

4.23 Insurance. Except as has not had an would not reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect, (i) Omnicom and its Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of Omnicom has in good faith determined to be prudent and appropriate in all material respects, (ii) all insurance policies maintained by or on behalf of Omnicom or any of its Subsidiaries are in full force and effect, (iii) all premiums and other payments due on such policies have been paid by Omnicom or its Subsidiaries and all claims thereunder have been filed in due and timely fashion, (iv) neither Omnicom nor any of its Subsidiaries is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies and (v) neither Omnicom nor any of its Subsidiaries has received any written notice of cancellation, invalidation or non-renewal of any such policy.

4.24 Related Party Transactions. From January 1, 2023 through the date of this Agreement, there have been no transactions or contracts between Omnicom or any of its Subsidiaries, on the one hand, and any Affiliates (other than Omnicom Subsidiaries) of Omnicom or other Persons, on the other hand, that would be required to be reported by Omnicom pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

4.25 Omnicom Merger Sub. Omnicom Merger Sub was formed solely for purposes of consummating the Merger. Since its date of incorporation, Omnicom Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. The authorized capital stock of Omnicom Merger Sub consists of one thousand (1,000) shares of Omnicom Merger Sub Common Stock, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Omnicom free and clear of any Liens. Omnicom Merger Sub has no assets or liabilities other than those necessary for corporate existence.

4.26 No Other Representations or Warranties. Omnicom hereby acknowledges and agrees that, except for the representations and warranties set forth in Article 3, (a) none of IPG, or any of its stockholders or Representatives, or any other Person, has made or is making any express or implied representation or warranty with respect to IPG or its business or operations, including with respect to any information provided or made available to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, in connection with this Agreement, the Transactions or otherwise, and (b) to the fullest extent permitted by Law, none of IPG, nor any of its affiliates, stockholders or Representatives, or any other Person, will have or be subject to any liability or indemnification or other obligation of any kind or nature to Omnicom, or any of its affiliates, stockholders or Representatives, or any other Person, resulting from the delivery, dissemination or any other distribution to Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, or the use by Omnicom or any of its affiliates, stockholders or Representatives, or any other Person, of any such information provided or made available to any of them by IPG, or any of its affiliates, stockholders or Representatives, or any other Person, and (subject to the express representations and warranties of IPG set forth in Article 3) Omnicom and its Subsidiaries, affiliates, stockholders and Representatives, or any other Person, expressly disclaim reliance on any such information (including the accuracy or completeness thereof) or any representations or warranties or other statements or omissions that may have been made by IPG or any Person with respect to IPG other than the representations and warranties set forth in this Agreement.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by IPG and its Subsidiaries Pending the Effective Time. IPG agrees that, between the date of this Agreement and the earlier of the Effective Time or the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.1 of the IPG Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless Omnicom shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), IPG shall, and shall cause each of its Subsidiaries to, (i) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.1 of the IPG Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, IPG shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of Omnicom (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the IPG Charter or IPG Bylaws or the organizational documents of any “significant” Subsidiary (as defined in Rule 1-02(w) of Regulation S-X) of IPG (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, IPG or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of IPG or any of its Subsidiaries, other than the issuance of IPG Common Stock in connection with the exercise of IPG Stock Options or settlement of IPG RSUs, IPG RSAs or IPG PSUs, in each case, outstanding as of the date hereof (or issued as permitted hereunder) and as required in accordance with their terms, and the issuance of shares of IPG Common Stock pursuant to the IPG ESPP;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of IPG or any of its Subsidiaries, in each case with value in excess of $50,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Intellectual Property material to IPG and its Subsidiaries, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any IPG Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends in accordance with its existing dividend policy and the terms and conditions of Section 5.17 and (ii) dividends paid in the ordinary course of business by a Subsidiary of IPG) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of IPG or any material Subsidiary of IPG (other than purchases of IPG Common Stock in the open market or pursuant to a Rule 10b5-1 trading plan, up to $325,000,000 in the aggregate per calendar year);

(g) merge or consolidate IPG or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of IPG or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of IPG;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $100,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money in excess of $100,000,000, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for corporate guarantees issued in the ordinary course of business, refinancing of IPG’s existing indebtedness for borrowed money, borrowings under IPG’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of IPG) in excess of $10,000,000, individually, and $50,000,000 in the aggregate;

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any IPG Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an IPG Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any IPG Benefit Plan: (A) grant or increase the compensation or material benefits payable or to become payable to directors, officers or employees of IPG or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $500,000; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of IPG or its Subsidiaries; (C) establish, adopt, enter into, materially amend or terminate (x) any collective bargaining agreement or other Contract with any Union or (y) any IPG Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a material IPG Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of IPG Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice); (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any IPG Benefit Plan; or (E) hire or engage any director, officer or employee of IPG or its Subsidiaries who is entitled to an annual base salary or fee equal to or in excess of $500,000;

(m) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10,000,000, except in the ordinary course of business;

(n) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(o) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by IPG or its Subsidiaries not in excess of $25,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, IPG or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(p) (i) make, change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law);

(q) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;

(r) take any action set forth on Section 5.1(r) of the IPG Disclosure Schedule; or

(s) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.2 Conduct of Business by Omnicom and its Subsidiaries Pending the Effective Time. Omnicom agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 7, except as set forth in Section 5.2 of the Omnicom Disclosure Schedule, as required by Law or as otherwise expressly required or contemplated by this Agreement, unless IPG shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), Omnicom shall, and shall cause each of its Subsidiaries to, (i) use its commercially reasonable efforts to conduct its operations in the ordinary course of business consistent with past practice in all material respects and (ii) use its commercially reasonable efforts to preserve intact its business organization and comply with all applicable Laws in all material respects. Without limiting the foregoing, except as set forth in Section 5.2 of the Omnicom Disclosure Schedule, as required by applicable Law or as otherwise expressly required by this Agreement, Omnicom shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the Effective Time, directly or indirectly, take any of the following actions without the prior written consent of IPG (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Omnicom Charter or Omnicom Bylaws or the organizational documents of any “significant” Subsidiary of Omnicom (as defined in Rule 1-02(w) of Regulation S-X) (other than ministerial changes or such amendments as may be necessary to effect the Transactions) or adopt any stockholder rights plan, “poison pill” antitakeover plan or similar device, in each case, to the extent that it would apply to the Transactions;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any shares of capital stock of, or other Equity Interests in, Omnicom or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance rights, of Omnicom or any of its Subsidiaries, other than the issuance of Omnicom Common Stock in connection with the exercise of Omnicom Stock Options or settlement or distribution of Omnicom PSUs, Omnicom RSUs or Omnicom Deferred Shares, in each case, outstanding as of the date hereof (or issued as permitted hereunder) in accordance with their terms;

(c) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Omnicom or any of its Subsidiaries, in each case with value in excess of $50,000,000, except pursuant to existing Contracts, the sale or purchase of goods in the ordinary course of business consistent with past practice and Permitted Liens;

(d) (i) sell, assign, pledge or otherwise encumber, transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Intellectual Property material to Omnicom and its Subsidiaries, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice or (ii) compromise, settle or agree to settle, or consent to judgment in, any one or more actions or institute any action concerning any Omnicom Material Intellectual Property except in the ordinary course of business consistent with past practice;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, shares, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than (i) Permitted Dividends in accordance with its existing dividend policy and the terms and conditions of Section 5.17 and (ii) dividends paid in the ordinary course of business by a Subsidiary of Omnicom) or enter into any agreement with respect to the voting or registration of its capital stock or other Equity Interests;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the capital stock or other Equity Interests of Omnicom or any material Subsidiary of Omnicom (other than purchases of Omnicom Common Stock in the open market or pursuant to a Rule 10b5-1 trading plan, up to $600,000,000 in the aggregate per calendar year);

(g) merge or consolidate Omnicom or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Omnicom or any of its Subsidiaries, except with respect to internal reorganizations solely among Subsidiaries of Omnicom;

(h) acquire (including by merger, consolidation, or acquisition of shares or assets) any interest in any Person or any assets thereof in each case with value in excess of $100,000,000, other than the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;

(i) other than in accordance with Section 5.16, incur any indebtedness for borrowed money in excess of $100,000,000, except as required by the terms of any such indebtedness as of the date hereof, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for corporate guarantees issued in the ordinary course of business, refinancing of Omnicom’s existing indebtedness for borrowed money, borrowings under Omnicom’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business;

(j) make any loans, advances or capital contributions to, or investments in, any other Person (other than routine travel and business expense advances made to directors or employees in the ordinary course of business or any wholly owned Subsidiary of Omnicom) in excess of $10,000,000 individually and $50,000,000 in the aggregate;

(k) other than in accordance with Section 5.16, terminate, cancel, renew, or request or agree to any material change in or waiver under any Omnicom Material Contract, or enter into or amend any Contract that, if existing on the date hereof, would be an Omnicom Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(l) except to the extent required by applicable Law or the existing terms of any Omnicom Benefit Plan: (A) grant or increase the compensation or material benefits payable or to become payable to directors, officers or employees of Omnicom or its Subsidiaries, other than increases in the ordinary course of business in the annual base salary of any employee with an annual base salary equal to or less than $500,000; (B) grant any rights to severance or termination pay or transaction or retention bonus payments to, or enter into any severance agreement with, any director, officer or employee of Omnicom or its Subsidiaries; (C) establish, adopt, enter into, materially amend or terminate (x) any collective bargaining agreement or other Contract with any Union or (y) any Omnicom Benefit Plan or other plan, agreement, trust, fund, policy or arrangement that would be a material Omnicom Benefit Plan if in effect as of the date hereof (other than any such changes associated with annual renewals of Omnicom Benefit Plans that are health and welfare plans in the ordinary course of business consistent with past practice); (D) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding of any compensation or benefit under any Omnicom Benefit Plan; or (E) hire or engage any director, officer or employee of Omnicom or its Subsidiaries who is entitled to an annual base salary or fee equal to or in excess of $500,000;

(m) waive, release, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise) with value in excess of $10,000,000, except in the ordinary course of business;

(n) make any material change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a Governmental Entity;

(o) compromise, settle or agree to settle any Proceeding other than compromises, settlements or agreements that involve only the payment of monetary damages by Omnicom or its Subsidiaries not in excess of $25,000,000 individually or in the aggregate, in any case without the imposition of equitable relief on, or the admission of a violation of Law by, Omnicom or any of its Subsidiaries; provided, that any Proceeding described in Section 5.12 shall be compromised, settled or agreed in accordance with Section 5.12;

(p) (i) make, change or revoke any material Tax election, (ii) change or adopt any Tax accounting period or material method of Tax accounting, (iii) amend or refile any material Tax Return, (iv) file any material Tax Return prepared in a manner materially inconsistent with past practice, (v) request any written ruling from any Governmental Entity relating to material Taxes, (vi) settle or compromise any material liability for Taxes or any audit or other proceeding relating to a material amount of Taxes, (vii) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes or (viii) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable, analogous or similar provision of U.S. state or local, or non-U.S. Law);

(q) take any action or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; or

(r) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

5.3 Preparation of the Joint Proxy Statement and Form S-4; Stockholder Meetings.

(a) As promptly as practicable after the execution of this Agreement (and in any event, no later than January 22, 2025), (i) Omnicom and IPG shall jointly prepare and cause to be filed with the SEC, the Joint Proxy Statement to be sent to the stockholders of Omnicom and the stockholders of IPG, as applicable, and

(ii) Omnicom and IPG shall jointly prepare and Omnicom shall file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Omnicom Common Stock to be issued in the Merger. Each of Omnicom and IPG shall use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and Omnicom shall use reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the Merger. Each of Omnicom and IPG shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Omnicom and IPG shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. Omnicom and IPG shall jointly prepare any response to requests or comments from the SEC and each of Omnicom and IPG agrees to permit the other and their respective counsels to participate in all substantive meetings and conferences with the SEC. No filing of, or amendment or supplement to, the Form S-4 will be made by Omnicom, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Omnicom or IPG, in each case without providing the other party with a reasonable opportunity to review and comment thereon and receiving the approval of the other party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed), provided, however, that in the event of an IPG Adverse Recommendation Change in the case of IPG or an Omnicom Adverse Recommendation Change in the case of Omnicom, in each case, that is expressly permitted to be made pursuant to Section 5.4, such party may communicate the IPG Adverse Recommendation Change or the Omnicom Adverse Recommendation Change, as applicable, and such party’s basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto without the consent or approval of the other party. If at any time prior to the Effective Time any information relating to Omnicom or IPG, or any of their respective affiliates, directors or officers, should be discovered by Omnicom or IPG which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Omnicom and the stockholders of IPG. Omnicom shall notify IPG promptly of the time when the Form S-4 has become effective, and of the issuance of any stop order or suspension of the qualification of the shares of Omnicom Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Form S-4 or the Joint Proxy Statement promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel. Neither party shall submit any such written responses without receiving the approval of the other party (e-mail being sufficient) (such approval shall not be unreasonably withheld, conditioned or delayed).

(b) IPG Stockholders Meeting.

(i) IPG shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “IPG Stockholders Meeting”), in accordance with applicable Law and the IPG Charter and IPG Bylaws, for the purpose of seeking the IPG Stockholder Approval and other ancillary matters with respect thereto. IPG shall not, without the prior written consent of Omnicom (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the IPG Stockholders Meeting; provided, however, that IPG may postpone or adjourn the IPG Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the IPG Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by IPG’s stockholders prior to the IPG Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite IPG Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that in each case the IPG Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the IPG Stockholders Meeting without the prior written consent of Omnicom. IPG shall, upon the reasonable request of Omnicom, advise Omnicom at least on a daily basis on each of the last seven (7) Business Days prior to the date of the IPG Stockholders Meeting as to the aggregate tally of proxies received by IPG with respect to the IPG Stockholder Approval.

(ii) IPG shall, through the IPG Board, unless the IPG Board has made an IPG Adverse Recommendation Change in compliance with Section 5.4, (A) make the IPG Board Recommendation and include such IPG Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Transactions, including the Merger, and (C) otherwise comply in all material respects with applicable Law with respect to the IPG Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 7.1, the IPG Stockholders Meeting shall be convened and this Agreement shall be submitted to the IPG stockholders at the IPG Stockholders Meeting for the purpose of obtaining the IPG Stockholder Approval and nothing herein shall be deemed to relieve IPG of such obligation.

(iii) Except as expressly permitted in Section 5.4, neither the IPG Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to Omnicom, the IPG Board Recommendation, (B) fail to include the IPG Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by Omnicom, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the IPG Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the IPG Board Recommendation (the actions specified in the foregoing clauses (A) through (D) being referred to as an “IPG Adverse Recommendation Change”).

(c) Omnicom Stockholders Meeting.

(i) Omnicom shall, promptly following the date on which the Form S-4 has been filed with the SEC and the parties otherwise mutually determine to be appropriate, establish a record date for, and, as soon as practicable following the effectiveness of the Form S-4, duly call and give notice of and convene and hold a meeting of its stockholders (the “Omnicom Stockholders Meeting”), in accordance with applicable Law and the Omnicom Charter and Omnicom Bylaws, for the purpose of seeking the Omnicom Stockholder Approval and other ancillary matters with respect thereto. Omnicom shall not, without the prior written consent of IPG (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Omnicom Stockholders Meeting; provided, however, that Omnicom may postpone or adjourn the Omnicom Stockholders Meeting (A) if a quorum has not been established, (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Omnicom Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Omnicom’s stockholders prior to the Omnicom Stockholders Meeting, (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite Omnicom Stockholder Approval would not otherwise be obtained, or (D) if required by applicable Law; provided, however, that, in each case the Omnicom Stockholders Meeting shall not be postponed or adjourned for more than ten (10) Business Days in the aggregate from the originally scheduled date of the Omnicom Stockholders Meeting without the prior written consent of IPG. Omnicom shall, upon the reasonable request of IPG, advise IPG at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Omnicom Stockholders Meeting as to the aggregate tally of proxies received by Omnicom with respect to the Omnicom Stockholder Approval.

(ii) Omnicom shall, through the Omnicom Board, unless the Omnicom Board has made an Omnicom Adverse Recommendation Change in compliance with Section 5.4, (A) make the Omnicom Board Recommendation and include such Omnicom Board Recommendation in the Joint Proxy Statement, (B) use its reasonable best efforts to solicit from its stockholders proxies in favor of the Omnicom Common Stock Issuance and (C) otherwise comply in all material respects with applicable Law with respect to the Omnicom Stockholders Meeting. Notwithstanding anything in this Agreement to the contrary, but subject to clause (i) and the immediately preceding sentence of this clause (ii), unless this Agreement has been validly terminated in accordance with Section 7.1, the Omnicom Stockholders Meeting shall be convened and this Agreement shall be submitted to the Omnicom stockholders at the Omnicom Stockholders Meeting for the purpose of obtaining the Omnicom Stockholder Approval and nothing herein shall be deemed to relieve Omnicom of such obligation.

(iii) Except as expressly permitted in Section 5.4, neither the Omnicom Board nor any committee thereof shall (A) withhold, withdraw, amend, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in a manner adverse to IPG, the Omnicom Board Recommendation, (B) fail to include the Omnicom Board Recommendation in the Joint Proxy Statement, (C) approve, adopt, or recommend, or announce publicly an intent to approve, determine to be advisable, or recommend, any Competing Proposal, or (D) if requested by IPG, fail to issue, within ten (10) Business Days after a Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Omnicom Stockholders Meeting, as it may be postponed or adjourned pursuant to this Agreement), a press release reaffirming the Omnicom Board Recommendation (the actions specified in the foregoing clauses (A) through (D) being referred to as an “Omnicom Adverse Recommendation Change”).

(d) IPG and Omnicom shall use their respective reasonable best efforts to set the record dates for, and to hold the IPG Stockholders Meeting and the Omnicom Stockholders Meeting on the same date and at the same time; provided, that, in furtherance of the foregoing, in the event that either IPG shall have postponed or adjourned the IPG Stockholders Meeting in accordance with Section 5.3(b)(i) or Omnicom shall have postponed or adjourned the Omnicom Stockholders Meeting in accordance with Section 5.3(c)(i), the other party shall be entitled to delay its meeting for the same number of days or otherwise until the same date as such adjourned or postponed meeting.

(e) Omnicom Merger Sub Consent. Promptly following the execution of this Agreement (but no later than 24 hours following the execution of this Agreement), Omnicom shall execute and deliver, in accordance with Section 228 of the DGCL, a written consent adopting this Agreement in its capacity as the sole stockholder of Omnicom Merger Sub and shall deliver a copy of such written consent to IPG.

5.4 No Solicitation of Transactions.

(a) Except as expressly provided in this Section 5.4, each of Omnicom and IPG shall immediately cease, and each shall cause its respective Subsidiaries to, and use reasonable best efforts to cause its Representatives to, immediately cease, any discussions or negotiations with any Person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall immediately request (and in any case within twenty-four (24) hours following the execution of this Agreement) to have returned promptly to Omnicom or IPG, as applicable, any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the date of valid termination of this Agreement in accordance with Article 7, each of Omnicom and IPG shall not, and shall cause its respective Subsidiaries not to, and use reasonable best efforts to cause its respective Representatives not to, directly or indirectly, (i) solicit, initiate, endorse, or knowingly encourage or induce (including by way of furnishing information), or take any other action designed to facilitate, any inquiries regarding the making of any proposal which constitutes, or would reasonably be expected to lead to, any Competing Proposal, or (ii) participate in or engage in any discussions or negotiations with any Person regarding any Competing Proposal (other than informing such Person of the existence of the provisions contained in this Section 5.4); provided, however, that if, prior to obtaining the Omnicom Stockholder Approval (in the case of Omnicom) or the IPG Stockholder Approval (in the case of IPG) and following the receipt of a bona fide written Competing Proposal made after the date hereof that the Omnicom Board or the IPG Board, as applicable, determines in good faith (after consulting with its financial advisor and with its outside legal counsel) is or would reasonably be expected to lead to a Superior Proposal and that did not result from a material breach of this Section 5.4, the Omnicom Board or the IPG Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, Omnicom or IPG, as applicable, may, in response to such Competing Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to Omnicom or IPG, as applicable, to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement, and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal (so long as such Person has executed an Acceptable Confidentiality Agreement); provided, however, that any such information has previously been made available to Omnicom or IPG, as applicable, or shall be made available to Omnicom or IPG, as applicable, prior to, or substantially concurrently with, the time such information is made available to such Person. Except as expressly permitted by this Section 5.4, each of Omnicom and IPG shall not, and shall cause its respective Subsidiaries not to, and use reasonable best efforts to cause its Representatives not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Article 7, directly or indirectly (1) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to any Competing Proposal or any offer or proposal that could lead to a Competing Proposal; (2) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (3) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the applicable party in respect of or in contemplation of a Competing Proposal (other than to the extent the Omnicom Board or the IPG Board, as applicable, determines in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (3) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law), or (4) propose to do any of the foregoing.

(b) Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 5.4, prior to receipt of the Omnicom Stockholder Approval, the Omnicom Board may, or, prior to receipt of the IPG Stockholder Approval, the IPG Board may, in each case in response to any Competing Proposal that was not a result of a material breach of this Section 5.4, effect an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, if and only if (i) the Omnicom Board or the IPG Board, as applicable, concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal; (ii) the Omnicom Board or the IPG Board, as applicable, provides the other party four (4) Business Days’ prior written notice of its intention to take such action (a “Competing Proposal Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 5.4(c), as well as a copy of such Competing Proposal (it being agreed that neither the delivery of such notice by Omnicom or IPG, as applicable, nor any public announcement thereof that such party determines it is required to make under applicable Law shall constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, unless and until such party shall have failed at or prior to the end of the period referred to in clause (iii) below (and, upon the occurrence of such failure, such notice and such public announcement shall constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable) to publicly announce that it (A) is recommending the Transactions and (B) has determined that such other Competing Proposal (taking into account (x) any modifications or adjustments made to the Transactions agreed to by the other party in writing and (y) any modifications or adjustments made to such other Competing Proposal) is not a Superior Proposal and has publicly rejected such Competing Proposal); (iii) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the other party to the extent such other party wishes to negotiate, the Board of Directors effecting the recommendation change and its Representatives have negotiated in good faith with the other party and its Representatives regarding any revisions to the terms of the Transactions proposed by the other party in response to such Competing Proposal; and (iv) at the end of the four (4) Business Day period described in the foregoing clause (iii), the Omnicom Board or the IPG Board, as applicable, concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which the other party has irrevocably and in writing agreed to make to the terms of the Transactions), that the Competing Proposal continues to be a Superior Proposal and, after consultation with its outside legal counsel, that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the stockholders of Omnicom or the stockholders of IPG, as applicable, under applicable Law. Any material amendment or modification to any Competing Proposal shall require a new Competing Proposal Notice and the Negotiation Period shall be extended by an additional two (2) Business Days from the date of receipt of such new Competing Proposal Notice.

(c) In addition to the obligations of Omnicom and IPG set forth in Section 5.4(a) and Section 5.4(b), Omnicom or IPG shall promptly, and in any event no later than thirty-six (36) hours, after it receives (x) a Competing Proposal, (y) any request for non-public information relating to Omnicom or IPG or its respective Subsidiaries, other than requests unrelated to a Competing Proposal, or (z) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the other party orally and in writing of any of the foregoing occurrences, the identity of the Person making such request, inquiry or proposal and an unredacted copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of such request, inquiry or Competing Proposal), including any material modifications thereto. Each party shall keep the other party reasonably informed (and in any event, at the other party’s reasonable request) of the status of any request, inquiry or Competing Proposal (including the material terms and conditions thereof and of any material modification thereto), and any material developments, discussions and negotiations, including furnishing unredacted copies of any written material correspondence related to the terms and conditions of the Competing Proposal and draft documentation. Without limiting the foregoing, each party shall promptly (and in any event within thirty-six (36) hours) notify the other party orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Competing Proposal pursuant to this Section 5.4.

(d) Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to obtaining the Omnicom Stockholder Approval or the IPG Stockholder Approval, the Omnicom Board or the IPG Board may make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, if (i) such Board of Directors determines that an Intervening Event has occurred and (ii) such Board of Directors determines in good faith (after consultation with outside counsel) that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties to the stockholders of Omnicom or the stockholders of IPG, as applicable, under applicable Law; provided that (x) the Omnicom Board or the IPG Board has given the other party at least five (5) Business Days’ prior written notice of its intention to take such action and specifying in reasonable detail the circumstances related to such determination and (y) prior to effecting an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, the applicable party has negotiated in good faith with the other party and its

Representatives during such notice period (to the extent such other party wishes to negotiate) to enable such other party to revise the terms of this Agreement, such that the failure to make an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change, as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties to its stockholders under applicable Law.

(e) Nothing contained in this Agreement shall prohibit the Omnicom Board or the IPG Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act regarding a Competing Proposal, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that no such communication or statement that would constitute an Omnicom Adverse Recommendation Change or an IPG Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(b).

(f) Any violation of the restrictions contained in this Section 5.4 by any of the Subsidiaries of Omnicom or IPG, or any action taken by any Representatives of Omnicom or IPG or any of their respective Subsidiaries acting at Omnicom’s or IPG’s respective direction or on its respective behalf that would have constituted a breach of this Section 5.4 if such action had been taken by Omnicom or IPG shall, in each case, be deemed to be a breach of this Section 5.4 by Omnicom or IPG (as applicable).

(g) For purposes of this Agreement:

(i) “Competing Proposal” shall mean, other than the Transactions, any bona fide written proposal, offer, written inquiry or indication of interest from a third party relating to (A) a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Omnicom or IPG or any of its respective Subsidiaries; (B) the acquisition (whether by merger, consolidation, equity investment, joint venture, lease, or otherwise) by any Person (or group of Persons) of any business or assets of Omnicom or IPG and their respective Subsidiaries that generated fifteen percent (15%) or more of the consolidated revenues, net income or assets of Omnicom or IPG and its respective Subsidiaries, as determined on a book-value or fair-market-value basis in good faith by the Omnicom Board or the IPG Board, as applicable; (C) the purchase or acquisition, in any manner, directly or indirectly, by any Person (or group of Persons) of fifteen percent (15%) or more of the issued and outstanding shares of Omnicom Common Stock or IPG Common Stock or any other Equity Interests in Omnicom or IPG, (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person (or group of Persons) beneficially owning fifteen percent (15%) or more of the shares of Omnicom Common Stock or IPG Common Stock or any other Equity Interests of Omnicom or IPG or any of its respective Subsidiaries, (E) any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of fifteen percent (15%) or more of the consolidated assets of Omnicom or IPG or any of their respective Subsidiaries (measured by the fair market value thereof), or (F) any combination of the foregoing.

(ii) “Intervening Event” means any material event, development or change in circumstances that first occurs, arises or becomes known to Omnicom or IPG, as applicable, or its respective Board of Directors after the date of this Agreement that (A) was not known or reasonably foreseeable as of the date of this Agreement (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable as of the date of this Agreement), (B) did not arise out of a breach of this Agreement, and (C) does not relate to a Competing Proposal or a Superior Proposal or any inquiry or communications or matters related thereto.

(iii) “Superior Proposal” means a Competing Proposal (except the references therein to “15%” shall be replaced by “50%”) made by a third party which was not solicited by Omnicom or IPG, as applicable, or any of its respective Representatives and did not otherwise result from a material breach of this Section 5.4 and which, in the good faith judgment of the Omnicom Board or the IPG Board, as applicable, and after consultation with its outside financial and legal advisors, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, including the financing terms thereof, the conditionality, the timing and likelihood of consummation of such Competing Proposal and the third party making such Competing Proposal (A) if accepted, is reasonably likely to be consummated in accordance with its terms, (B) if consummated, would result in a transaction that is more favorable to the stockholders of Omnicom or the stockholders of IPG (in each case, in their capacities as such), as applicable, from a financial point of view, than the Merger and the other Transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the other party (including pursuant to Section 5.4(b)) and taking into account any applicable Omnicom Termination Fee or IPG Termination Fee) and (C) if a cash transaction (in whole or in part), financing for which is then fully committed or reasonably determined to be available.

5.5 Access to Information; Confidentiality.

(a) Upon reasonable notice, each of Omnicom and IPG shall (and shall cause their respective Subsidiaries and direct their Representatives to) afford to the other party and its Representatives reasonable access during normal business hours upon reasonable advance notice, during the period prior to the Effective Time, to all its properties, books, Contracts and records and its officers, key employees and Representatives and, during such period, each of Omnicom and IPG shall (and shall cause its Subsidiaries and direct its Representatives to) furnish promptly to the other party consistent with its obligations under applicable Law, all other information concerning its business, properties and personnel as the other party may reasonably request, in each case, to the extent required for integration and operational planning purposes or otherwise deemed appropriate by the parties; provided, however, none of Omnicom or IPG or any of their respective Subsidiaries or Representatives shall be required to provide access to or disclose information where such information or access would, in the reasonable judgment of such party, (x) breach any agreement with any third party, (y) constitute a waiver of the attorney-client or other privilege held by such party or (z) otherwise violate any applicable Law. In the event any of the restrictions in clauses (x) through (z) of the foregoing sentence shall apply, each party shall advise the other party of the subject matter of any such information that cannot be disclosed and the parties shall use their reasonable best efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws. Any such information provided pursuant to this Section 5.5 shall be held in confidence to the extent required by, and in accordance with, the provisions of that certain Confidentiality Agreement, dated November 17, 2024, as such agreement may be amended from time to time in accordance with its terms (the “Confidentiality Agreement”), between Omnicom and IPG, which Confidentiality Agreement shall remain in full force and effect.

(b) Each of the parties hereby agree that no investigation by any of the parties or their respective Representatives or information provided, made available or delivered pursuant to this Agreement shall affect the representations, warranties, covenants or agreements of any other party set forth herein.

5.6 Appropriate Action.

(a) IPG, Omnicom and Omnicom Merger Sub shall use their reasonable best efforts to take or cause to be taken all appropriate action, and to do, or cause to be done, all things necessary, proper and advisable to consummate and make effective the Transactions, including using their reasonable best efforts to obtain, or cause to be obtained, all waivers, permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Entities and parties to Contracts with IPG, Omnicom or any of their respective Subsidiaries that may be or become necessary for the performance of obligations pursuant to this Agreement and the consummation of the Transactions. The parties shall cooperate and assist one another in good faith (i) in connection with all actions to be taken pursuant to this Section 5.6(a), including the preparation and making of the filings referred to herein and, if requested, amending or furnishing additional information thereunder, and (ii) in seeking, as promptly as reasonably practicable, to obtain all such waivers, permits, consents, approvals, authorizations, qualifications and Orders. Upon the terms and subject to the conditions set forth in this Agreement, each party agrees to make any filings required to be made pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws with respect to the Transactions as promptly as reasonably practicable (and, in the case of the required Notification and Report Forms pursuant to the HSR Act, in any event, no later than January 6, 2025 after the date hereof) and to supply as promptly as reasonably practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by such Governmental Entities pursuant to the HSR Act or such other applicable antitrust Laws or foreign investment Laws. All such antitrust or foreign investment filings to be made shall be made in substantial compliance with the requirements of the HSR Act and such other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, as applicable.

(b) In furtherance, and without limiting the generality of the foregoing, the parties shall use their reasonable best efforts to cooperate with and assist each other in good faith to (i) provide or cause to be provided as promptly as reasonably practicable to the other party all reasonably necessary information and reasonable assistance as any Governmental Entity may from time to time require of such party in connection with obtaining the relevant waivers, permits, consents, approvals, authorizations, qualifications, Orders or expiration of waiting periods in relation to such filings or in connection with any other review or investigation of the Transactions by a Governmental Entity pursuant to the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws and (ii) provide or cause to be provided as promptly as reasonably practicable all reasonable assistance and cooperation to allow the other party to prepare and submit any such filings or submissions required to be submitted under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, including providing to the other party any information that the other party may from time to time reasonably require for the purpose of any filing with, notification to, application with, or request for further information made by, any Governmental Entity in respect of any such filing. To the extent permitted by applicable Law and not prohibited by any Governmental Entity, each party shall (A) keep the other apprised of the content and status of any communications with, and communications from, any Governmental Entity with respect to the Transactions, including promptly notifying the other party of any communication it receives from any Governmental Entity relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, and (B) provide advance notice of, and permit representatives of the other party to be present and participate at, each meeting or teleconference relating to any review or investigation of the Transactions under the HSR Act or other applicable antitrust Laws, foreign investment Laws or foreign subsidies Laws; provided, further, that each party shall consult with the other party in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Entity in such meetings or teleconferences. To the extent permitted by applicable Law, the parties shall, and shall use their reasonable best efforts to cause their respective Representatives to, provide each other with copies of all correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Transactions; provided, however, that materials may be redacted (1) as necessary to comply with any Contract or Laws; and (2) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Subject to the penultimate sentence of this Section 5.6(c), Omnicom and IPG shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to take any and all steps necessary to obtain approval of the consummation of the Transactions by any Governmental Entity, including taking all steps necessary to avoid or eliminate each and every legal impediment under any applicable state, federal, foreign or supranational antitrust, competition, fair trade or similar Law that may be asserted by any Governmental Entity so as to enable the parties to close the Transactions as promptly as reasonably practicable, and in any event prior to the Outside Date to obtain such approvals and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Law in any suit or other action, arbitration, or litigation, which could otherwise have the effect of delaying beyond the Outside Date or preventing the consummation of any of the Transactions. In addition, Omnicom and IPG shall, and shall cause each of their respective Subsidiaries to, use reasonable best efforts to defend through litigation on the merits so as to enable the parties to close the

Transactions as promptly as reasonably practicable (and in any event prior to the Outside Date) any claim asserted in court or an administrative or other tribunal by any antitrust or competition Governmental Entity under applicable antitrust, competition, fair trade or similar Law in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) or other Law that could prevent or delay beyond the Outside Date the Closing from occurring. Notwithstanding the foregoing or any other provision of this Agreement, neither Omnicom nor IPG nor any of their respective Subsidiaries shall be required to (or permitted to without the written consent of the other party) agree to any sale, transfer, license, separate holding, divestiture or other disposition of, or to any prohibition of or any limitation on the acquisition, ownership, operation, effective control or exercise of full rights of ownership, or other modification of rights in respect of, any assets or businesses, or otherwise modify any business practice or contractual relationship, if such action would, individually or in the aggregate, result in a material adverse effect on the financial condition, business, assets or results of operations of any of: (x) Omnicom and its Subsidiaries, taken as a whole, (y) IPG and its Subsidiaries, taken as a whole, or (z) Omnicom, IPG and their respective Subsidiaries, taken as a whole. In the event of any conflict between subsections (a), (b) or (c) of this Section 5.6, the provisions of this Section 5.6(c) shall, with respect to the matters addressed in this Section 5.6(c), supersede the provisions of subsections (a) and (b) of this Section 5.6.

(d) Omnicom and IPG shall not, and each of Omnicom and IPG shall cause their respective Subsidiaries to not, acquire or agree to acquire any other Person or business or any assets or properties of any other Person if such acquisition would reasonably be expected to materially impede, prevent or materially delay the expiration or termination of the waiting period under the HSR Act, receipt of any approval or clearance under any other applicable antitrust Laws, foreign investment Laws, or foreign subsidies Laws, or the Closing.

5.7 Certain Notices. Subject to applicable Law, each party shall give prompt notice to the other parties if any of the following occur after the date of this Agreement: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions, but, with respect to Persons other than any Governmental Entity, only if the failure to obtain such consent or approval would or would reasonably be expected to materially impair or delay the consummation of the Transactions or be material to the party receiving such notice or communication and its Subsidiaries, taken as a whole; (b) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Transactions; or (c) such party becoming aware of the occurrence of an event that would reasonably be expected to prevent or delay beyond the Initial Outside Date the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

5.8 Public Announcements. Each party agrees that no public release or announcement concerning the Transactions shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except to the extent such release or announcement is required by applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that each party may make public statements or disclosures with respect to the Transactions that are substantially similar with prior releases, public disclosures or statements made by either party in compliance with this Section 5.8. Notwithstanding the foregoing, the restrictions in this Section 5.8 shall not apply to any public release or announcement (a) made or proposed to be made by Omnicom or IPG, as applicable, in connection with a Competing Proposal, a Superior Proposal, an IPG Adverse Recommendation Change, an Omnicom Adverse Recommendation Change or an Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.4 or (b) in connection with any disputes between the parties regarding this Agreement or the Transactions. Omnicom and IPG agree that the press release announcing the execution and delivery of this Agreement shall be a joint release in the form heretofore agreed by the parties.

5.9 Director and Officer Indemnification.

(a) From and after the Effective Time, Omnicom shall, and shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify, defend and hold harmless, and shall advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) IPG’s (or its Subsidiaries’) organizational documents in effect as of the date of this Agreement, and (iii) any Contract of IPG in effect as of the date of this Agreement, each person who is now, or has been at any time prior to the Effective Time (A) a director or officer of IPG or its Subsidiaries or (B) serving at the request of IPG as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of a trust, in each case, in which IPG or any of its Subsidiaries owns any Equity Interests, properties or assets (each person in clauses (A) and (B), an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Omnicom agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) now existing in favor of an Indemnitee as provided in IPG’s or its respective Subsidiaries’ certificate of incorporation, bylaws or other organizational documents shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Omnicom shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation shall and shall cause its Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of the organizational documents of IPG or such Subsidiary, in effect as of the date of this Agreement, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitee; provided, however, that all rights to exculpation, indemnification and expenses in respect of any Proceeding pending or asserted or any claim within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Effective Time, Omnicom shall maintain for the benefit of the Indemnitees, director’s and officer’s insurance policies that provide coverage for events occurring prior to the Closing Date (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of IPG, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Omnicom shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by IPG prior to the date of this Agreement (it being understood and agreed that, in the event that the requisite coverage is not available for an annual premium less than or equal to 300% of such last annual premium, Omnicom shall nevertheless be obligated to provide such coverage as may be obtained for 300% of such last annual premium). The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” policies have been obtained by IPG prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions.

(d) If either Omnicom or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person or consummates any division transaction, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Omnicom or the Surviving Corporation (as applicable) shall assume the obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 shall survive the consummation of the Merger for a period of six years and are expressly intended to benefit each of the Indemnitees; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

5.10 Stock Exchange Listing. Omnicom shall use its reasonable best efforts to cause the shares of Omnicom Common Stock to be issued in connection with the Merger (including shares of Omnicom Common Stock to be reserved upon exercise of Omnicom Stock Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time. Prior to the Closing, Omnicom shall submit a listing application with NYSE (the “NYSE Listing Application”) with respect to such shares of Omnicom Common Stock. Omnicom shall use its reasonable best efforts to have the NYSE Listing Application approved (subject to official notice of issuance) as promptly as practicable after such submission (including by responding to comments of NYSE). Each of Omnicom and IPG shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation and submission of the NYSE Listing Application. No submission of, or amendment or supplement to, the NYSE Listing Application will be made by any party without providing the other parties with a reasonable opportunity to review and comment thereon. In addition, each party agrees to provide the other party and its legal counsel with copies of any written comments, and shall inform the other party of any oral comments, that such party or its counsel may receive from time to time from NYSE or its staff with respect to the NYSE Listing Application promptly after receipt of such comments, and any written or oral responses thereto. Each party and their respective counsel shall be given a reasonable opportunity to review any such written responses and each party shall give due consideration to the additions, deletions or changes suggested thereto by the other party and their respective counsel.

5.11 Section 16 Matters. Prior to the Effective Time, Omnicom and IPG shall take all such steps as may be required to cause any dispositions of IPG Common Stock (including derivative securities with respect to IPG Common Stock) or acquisitions of Omnicom Common Stock (including derivative securities with respect to Omnicom Common Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IPG to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.12 Stockholder Litigation. Each of Omnicom and IPG shall provide the other party the opportunity to participate, at its own cost and expense, in the defense of any litigation brought by stockholders of Omnicom or stockholders of IPG or in the name of Omnicom or IPG against Omnicom or IPG, as applicable, and/or their respective directors relating to the Transactions contemplated by this Agreement, including the Merger; provided, however, that no party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any litigation arising or resulting from the Transactions contemplated by this Agreement, or consent to the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

5.13 Tax Matters.

(a) Intended Tax Treatment.

(i) For U.S. federal income Tax purposes, the parties (A) intend that the Merger qualify for the Intended Tax Treatment and (B) hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Omnicom, Omnicom Merger Sub and IPG are parties under Section 368(b) of the Code.

(ii) Notwithstanding anything herein to the contrary, both prior to and following the Effective Time, IPG, Omnicom and Omnicom Merger Sub shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken, and not knowingly fail to take, any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) by using reasonable best efforts to refrain from any action that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Merger from qualifying for the

Intended Tax Treatment and (B) by not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable U.S. state and local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a) of the Code (or any comparable, analogous or similar provision of U.S. state or local or non-U.S. Law).

(iii) Omnicom, on the one hand, and IPG, on the other hand, shall use reasonable best efforts to promptly notify the other party if, at any time before the Effective Time, it has Knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent, cause a failure of, or impede the Merger from qualifying for the Intended Tax Treatment.

(b) IPG Tax Opinion. Omnicom, Omnicom Merger Sub and IPG shall each reasonably cooperate with one another and their respective counsel and use reasonable best efforts to cause the delivery of the IPG Tax Opinion. Each of Omnicom and IPG shall execute and deliver to IPG Tax Counsel a Tax representation letter (A) substantially in the form of Exhibit C and Exhibit D attached hereto, (B) dated as of the date of such opinion and (C) signed by an officer of IPG or Omnicom and Omnicom Merger Sub, as applicable. Omnicom and IPG shall provide such other information as reasonably requested by IPG Tax Counsel for purposes of rendering the IPG Tax Opinion. In addition, if requested by Omnicom, IPG, Omnicom and Omnicom Merger Sub shall cooperate and deliver documents comparable to those described in the previous sentences to Omnicom and its tax counsel to enable Omnicom to obtain an opinion consistent with the IPG Tax Opinion.

(c) FIRPTA Certificate. At the Closing, IPG shall deliver to Omnicom a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Omnicom to deliver such certificate and notice to the IRS on behalf of IPG upon the Closing; provided, that the only remedy for any failure to deliver the documentation described in this paragraph shall be to make an appropriate withholding (to the extent required by applicable Law) from consideration deliverable in connection with this Agreement consistent with the terms of Section 2.6.

5.14 Employee Matters.

(a) Omnicom shall, or shall cause a Subsidiary to, provide each employee of IPG and its Subsidiaries immediately prior to the Effective Time who does not provide services pursuant to a collective bargaining agreement and who continues employment with Omnicom or its Subsidiaries (including the Surviving Corporation and its Subsidiaries) following the Effective Time (each, a “Continuing Employee”), subject to continued employment, with: (i) during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, (x) an annual base salary or hourly wage rate that is not less than the annual base salary or hourly wage rate for which such Continuing Employee was eligible immediately prior to the Effective Time and (y) retirement, health and welfare and other benefits (excluding equity-based compensation, cash-based incentive compensation (such as cash bonuses or commissions), specific performance goals for any cash-based compensation program, defined benefit arrangements, nonqualified deferred compensation, retention, severance or transaction benefits, and retiree health and welfare arrangements (together, the “Excluded Benefits”)) that are, in the aggregate, substantially comparable to either those provided to similarly situated employees of Omnicom and its Subsidiaries or those provided to such Continuing Employee immediately prior to the Closing Date (in each case, excluding the Excluded Benefits) and (ii) upon a termination by Omnicom or its Subsidiaries without cause that occurs during the period beginning on the Closing Date and ending on the first anniversary of the Closing Date, severance benefits that are no less favorable than those set forth on Section 5.14 of the IPG Disclosure Schedule (subject to the timely execution of a release of claims in a form reasonably satisfactory to Omnicom).

(b) Subject to applicable Law, Omnicom will and will cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to give credit under each of their respective employee benefit plans, programs and arrangements (the “Post-Closing Plans”) to Continuing Employees for all service prior to the Effective Time with IPG or its Subsidiaries, as applicable, or any predecessor employer (to the extent that such credit was given by IPG or any of its Subsidiaries, as applicable) for all purposes and to the same extent for which such service was taken into account or recognized by IPG or Omnicom or their respective Subsidiaries, as applicable, but not to the extent crediting such service would result in duplication of benefits and not for purposes of accruals under any defined benefits plans or retiree welfare plans, except to the extent required by applicable Laws.

(c) In addition, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical, vision and/or other health benefits to any Continuing Employee and his or her dependents, Omnicom will use its commercially reasonable efforts to and to cause its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to use commercially reasonable efforts to, (i) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements were satisfied, waived or were inapplicable under the comparable IPG Benefit Plan, and (ii) credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents prior to the Effective Time under an IPG Benefit Plan during the calendar year in which the Effective Time occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such calendar year under any Post-Closing Plan, as if such amounts had been paid in accordance with such plan.

(d) If requested in writing by Omnicom no later than five (5) Business Days prior to the expected Closing Date, IPG shall adopt written resolutions to terminate, effective as of no later than the day immediately before the Closing Date, any IPG Benefit Plan sponsored by IPG or its Subsidiaries that is intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “IPG 401(k) Plan”), and effective immediately prior to the Closing, (i) all participants in any IPG 401(k) Plan shall be fully vested in their account balances and (ii) no Continuing Employee or other Person shall have any right thereafter to contribute any amounts to such IPG 401(k) Plan based upon compensation earned after the Closing. IPG will provide Omnicom with a copy of such proposed resolutions terminating such IPG 401(k) Plan prior to adoption thereof and shall deliver evidence to Omnicom of such approval. Omnicom shall establish or designate a replacement plan intended to qualify as a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (an “Omnicom 401(k) Plan”) for which Continuing Employees shall become eligible to participate immediately after the Closing Date. Omnicom shall use commercially reasonable efforts to cause such Omnicom 401(k) Plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from an IPG 401(k) Plan, including a rollover of any associated plan loans, as directed by the Continuing Employees.

(e) IPG and Omnicom shall reasonably cooperate in satisfying all legal or contractual requirements to provide notice to, or carry out any information and/or consultation procedure with, any employee or groups of employees of IPG, Omnicom or any of their respective Subsidiaries, or any Union which is representing any employee of IPG, Omnicom or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (the “Labor Consultations”). In connection with the Labor Consultations, IPG and Omnicom shall (i) keep the other fully informed of the status of the Labor Consultations process and shall promptly provide the other with a true and certified copy of any opinion or statement delivered by an applicable labor or trade union, works council, labor organization or other employee representative, (ii) provide the other with a reasonable opportunity to review, prior to distribution, any communications delivered to any Union and consider in good faith the other’s reasonable comments thereon and (iii) use commercially reasonable efforts to, and to cause its affiliates to use commercially reasonable efforts to, complete any of the Labor Consultations expeditiously.

(f) From and after the Effective Time, Omnicom shall cause the Surviving Corporation and its Subsidiaries to continue and honor their respective legally binding obligations under all employment, severance, change in control and other agreements between IPG (or a Subsidiary thereof) and each Continuing Employee, in each case, for the term of such agreement as in effect at the Effective Time and subject to any amendments that may be permitted by the amendment provisions of such agreement. Omnicom and IPG both acknowledge and agree that the consummation of the Merger will result in a “change in control” (or similar term) under each IPG Benefit Plan set forth on Section 3.11(f) of the IPG Disclosure Schedule.

(g) Prior to the Effective Time, each of Omnicom and IPG shall provide to the other party copies of any written, broad-based communications with employees of IPG or its Subsidiaries regarding the impact of the Merger on such employee’s employment, compensation or benefits for IPG’s or Omnicom’s prior approval, as applicable, which shall not be unreasonably withheld, conditioned or delayed; provided, however, that no such prior approval shall be required in the event (i) the other party has previously approved the information contained in such communication or (ii) the information contained in such communication was previously publicly disclosed as long as no such communication creates a legally binding right to any compensation or benefits.

(h) To the extent the short-term incentive cash bonuses for the performance period in which the Effective Time occurs (or the immediately preceding performance period) remain unpaid as of Closing (whether Closing occurs in such performance period in which the Effective Time occurs or thereafter), Omnicom shall pay or cause one of its Affiliates to pay bonuses provided for under IPG’s short-term cash performance bonus programs for the performance period in which the Effective Time occurs (or if applicable, the immediately preceding performance period) to each Continuing Employee, with the amount being determined reasonably, in the ordinary course of business consistent with past practice and based on actual performance either (A) if the Closing occurs on or before December 31, 2025, through the last day of the applicable performance period (but in no event later than December 31, 2025) or (B) if the Closing occurs after December 31, 2025, through the earlier of (x) the last day of the applicable performance period or (y) the last day of the Surviving Corporation’s fiscal year, as such fiscal year may be modified following the Closing, and further subject to and conditioned upon such Continuing Employee’s continued employment and other requirements applicable to such short-term performance bonus program (the “Short-Term Incentives”). The Short-Term Incentives shall be paid by Omnicom or an Affiliate of Omnicom (including the Surviving Corporation) at the time or times that the Short-Term Incentives would normally be paid by IPG, but in all events within sixty (60) days following the end of the applicable period relating to the Short-Term Incentives in accordance with all terms and conditions applicable to such Short-Term Incentives.

(i) Without limiting the generality of Section 8.8, this Section 5.14 shall be binding upon and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.14, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.14. Nothing in this Agreement, express or implied, is or shall be construed to (i) establish, amend or modify any IPG Benefit Plan or other employee or director compensation or benefit plan or (ii) prevent Omnicom or its Subsidiaries from amending, modifying, suspending, revoking or terminating any IPG Benefit Plan. The parties to this Agreement acknowledge and agree that the terms set forth in this Section 5.14 shall not create any right in any employee of IPG or its Subsidiaries or any other Person to any continued employment with IPG, Omnicom, the Surviving Corporation or their respective Subsidiaries or any right to compensation or benefits of any nature or kind whatsoever.

5.15 Cooperation as to Integration. Each of Omnicom and IPG will, and will cause each of its respective Representatives to, use its reasonable best efforts, subject to applicable Laws, to cooperate with the other party in connection with planning the integration of the business operations of Omnicom and IPG.

5.16 Financing Matters. Between the date hereof and the Closing Date, each of Omnicom and IPG shall, and shall cause its Subsidiaries to, to cooperate to mutually develop and determine an optimal global financing structure for Omnicom and its Subsidiaries from and after the Closing (assuming consummation of the

Merger), and to use reasonable best efforts to implement any necessary, appropriate or desirable arrangements, in anticipation of the consummation of the Merger and taking into account the expected post-Closing operations and characteristics and terms of the existing indebtedness, regarding each party’s and its Subsidiaries’ credit agreements, indentures or other documents governing or relating to indebtedness of the parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a party’s or its Subsidiaries’ credit agreements or senior notes.

5.17 Dividends. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article 7, none of IPG or Omnicom shall make, declare or set aside any dividend or other distribution to its stockholders without the prior written consent of Omnicom (in the case of IPG) or IPG (in the case of Omnicom); provided, however, that the written consent of the other party shall not be required for (i) in the case of IPG, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on IPG Common Stock at a rate not in excess of $0.33 per share, per calendar quarter in accordance with past practice and made solely out of IPG’s cash on hand prior to the Effective Time and (ii) in the case of Omnicom, subject to the terms of this Section 5.17, the authorization and payment of regular quarterly dividends on shares of Omnicom Common Stock at a rate not in excess of $0.70 per share, per calendar quarter in accordance with past practice and made solely out of Omnicom’s cash on hand prior to the Effective Time (any dividend permitted under the preceding clauses (i) and (ii), a “Permitted Dividend”); provided, further, that (A) any Permitted Dividend authorized by a party shall be deemed to relate to the calendar quarter in which the record date for such Permitted Dividend occurs, even if the payment date for such Permitted Dividend occurs in a subsequent calendar quarter; (B) it is agreed that the parties shall take such actions as are necessary to ensure that if either the holders of IPG Common Stock or the holders of Omnicom Common Stock are entitled to receive a dividend for a particular calendar quarter prior to the Closing Date, then the holders of Omnicom Common Stock and the holders of IPG Common Stock, respectively, shall also receive a dividend for such calendar quarter, as necessary to result in the holders of IPG Common Stock and the holders of Omnicom Common Stock receiving dividends covering the same periods prior to the Closing Date; and (C) the parties will cooperate such that, and Omnicom will ensure that, any Permitted Dividend authorized by Omnicom having a record date in the calendar quarter in which the Closing occurs will have the same record date as IPG’s Permitted Dividend for such calendar quarter in order to ensure that the stockholders of IPG and Omnicom are entitled to receive the same number of such dividends between the date hereof and the Effective Time.

5.18 Stock Exchange Delisting and Deregistration. Omnicom and IPG will cooperate and use their respective reasonable best efforts to cause the delisting of shares of IPG Common Stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable following the Closing in compliance with applicable Law.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The obligations of Omnicom, IPG and Omnicom Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) Stockholder Approvals. The IPG Stockholder Approval and the Omnicom Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Omnicom Common Stock issuable to the stockholders of IPG pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which IPG and its Subsidiaries (taken as a whole) or Omnicom and its Subsidiaries (taken as a whole) have material assets or material business operations which prohibits, restrains or makes illegal the consummation of the Merger and is in effect (it being understood and agreed that, for clarity, any communication or notification from a Governmental Entity that an investigation of the Transactions under antitrust or foreign investment Laws may be conducted or continue following the expiration of the waiting period under the HSR Act, or similar period under other applicable antitrust, foreign investment or foreign subsidies Law, and the consummation of the Merger shall not constitute such a Law or Order).

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order.

(e) HSR Act; Other Regulatory Approvals. (i) Any applicable waiting period, together with any voluntary extensions thereof pursuant to any agreement with any Governmental Entity, under the HSR Act shall have expired or been terminated; and (ii) any other antitrust, competition, foreign investment or similar approvals that are required under Law to have been obtained prior to Closing and are listed on Section 6.1(e) of the IPG Disclosure Schedule shall have been obtained or waived jointly by Omnicom and IPG.

6.2 Conditions to Obligations of Omnicom and Omnicom Merger Sub Under This Agreement. The obligations of Omnicom and Omnicom Merger Sub to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of IPG set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or IPG Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have an IPG Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 3.1(a) (Corporate Organization), Section 3.3 (Authority; Execution and Delivery; Enforceability) and Section 3.20 (Broker’s Fees) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or IPG Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 3.2(a) (IPG Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies and (iii) the representation and warranty set forth in clause (b) of Section 3.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) IPG shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an IPG Material Adverse Effect.

(d) IPG shall have delivered to Omnicom a certificate, dated as of the Closing Date and signed by an executive officer of IPG, certifying to the effect that the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied.

6.3 Conditions to Obligations of IPG Under This Agreement. The obligation of IPG to consummate the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law), at or prior to the Closing, of the following conditions:

(a) The representations and warranties of Omnicom set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Omnicom Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had, and would not reasonably be expected to have, an Omnicom Material Adverse Effect; provided, that (i) the representations and warranties set forth in Section 4.1(a) (Corporate Organization), Section 4.3 (Authority; Execution and Delivery; Enforceability), Section 4.20 (Broker’s Fees) and Section 4.24 (Omnicom Merger Sub) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Omnicom Material Adverse Effect or other similar qualifications contained therein) as of the date hereof and as of the Closing Date as though made on and as of such date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), (ii) the representations and warranties set forth in Section 4.2(a) (Omnicom Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date (or, in the case of representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, and (iii) the representation and warranty set forth in clause (b) of Section 4.6 (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date.

(b) Each of Omnicom and Omnicom Merger Sub shall have performed or complied with, as applicable, all of the covenants and agreements required by this Agreement to be performed or complied with by it in all material respects.

(c) No change, event, development, condition, circumstance or effect shall have occurred since the date of this Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, an Omnicom Material Adverse Effect.

(d) Omnicom shall have delivered to IPG a certificate, dated as of the Closing Date and signed by an executive officer of Omnicom, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Omnicom Stockholder Approval or IPG Stockholder Approval have been obtained:

(a) By mutual written consent of Omnicom and IPG;

(b) By either Omnicom or IPG:

(i) if any Law or final and non-appealable Order shall have been promulgated, entered, enforced, enacted or issued by any Governmental Entity of competent jurisdiction in which IPG and its Subsidiaries (taken as a whole) or Omnicom and its Subsidiaries (taken as a whole) have material assets or material business operations (or any other Governmental Entity whose approval is required as a condition to Closing pursuant to Section 6.1(e)) which is in effect and permanently prohibits, restrains, enjoins or makes illegal the consummation of the Merger; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the enactment or issuance of any such Law or Order;

(ii) if the Transactions shall not have been consummated by December 8, 2025 (the “Initial Outside Date”); provided, that in the event that at the Initial Outside Date, all of the conditions to Closing set forth in Article 6 other than Section 6.1(b), Section 6.1(c) (solely with respect to Laws or Orders related to the HSR Act or other Laws or Orders relating to any other regulatory approval required to be obtained pursuant to Section 6.1(e)) or Section 6.1(e) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Omnicom and Omnicom Merger Sub or IPG, as applicable, then the Initial Outside Date shall automatically be extended to June 8, 2026 (the “Extended Outside Date” and together with the Initial Outside Date, the “Outside Date”) unless Omnicom and IPG mutually agree in writing to an earlier Extended Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the failure of the Closing to have occurred prior to the Initial Outside Date or the Extended Outside Date, as the case may be;

(iii) if the IPG Stockholder Approval shall not have been obtained upon a vote taken thereon at the IPG Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Omnicom Stockholder Approval shall not have been obtained upon a vote taken thereon at the Omnicom Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By IPG:

(i) if Omnicom shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Omnicom prior to the Outside Date or otherwise is not cured by the earlier of (x) forty-five (45) days following written notice to Omnicom by IPG of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.3(a) or Section 6.3(b); or

(ii) at any time prior to the receipt of the Omnicom Stockholder Approval, if (x) the Omnicom Board or a committee thereof shall have effected an Omnicom Adverse Recommendation Change or (y) Omnicom shall have committed a Willful and Material Breach of any of its obligations under Section 5.4

(d) By Omnicom:

(i) if IPG shall have breached or failed to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by IPG prior to the Outside Date or otherwise is not cured by the earlier of (x) forty-five (45) days following written notice to IPG by Omnicom of such breach or (y) the Business Day prior to the Outside Date and (B) would result in a failure of any condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii) at any time prior to the receipt of the IPG Stockholder Approval, if (x) the IPG Board or a committee thereof shall have effected an IPG Adverse Recommendation Change or (y) IPG shall have committed a Willful and Material Breach of any of its obligations under Section 5.4.

7.2 Effect of Termination. In the event of the valid termination of this Agreement by either Omnicom or IPG as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other party or parties, specifying the provision hereof pursuant to which such termination is made and the basis therefor described in reasonable detail. In the event of the valid termination of this Agreement pursuant to Section 7.1, this Agreement shall be terminated and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Omnicom, IPG or Omnicom Merger Sub or their respective Subsidiaries, officers, directors or Representatives, except with respect to this Section 7.2, Section 7.3 and Article 8, which provisions shall survive such termination; provided, that nothing herein shall relieve any party for liabilities or damages incurred or suffered (including the loss to the stockholders of IPG or Omnicom, as applicable, of the benefits of the Transaction) as a result of a Willful and Material Breach or fraud by IPG, on the one hand, or Omnicom or Omnicom Merger Sub, on the other hand, of any of their respective representations, warranties, covenants or other agreements set forth in this Agreement. For the avoidance of doubt, (i) only IPG or Omnicom, as applicable (and not their respective stockholders) may bring an action pursuing liability for such damages and (ii) IPG or Omnicom, as applicable, may retain, without distribution to its stockholders, any such damages received. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.

7.3 Expenses; Termination Fees.

(a) Except as otherwise provided in this Section 7.3 and except for (i) the expenses in connection with printing and mailing the Joint Proxy Statement and the Form S-4 required in connection with the actions specified in Section 5.3, (ii) all SEC filing fees relating to the Transactions and (iii) the filing fees in connection with the approvals required under Section 6.1(e) related to the Transactions (each of which fees and expenses shall be borne, in each case, equally by Omnicom and IPG), all fees and expenses incurred by the parties shall be borne solely by the party that has incurred such fees and expenses and all such fees and expenses shall be paid by the applicable responsible party concurrently with the Closing.

(b) If this Agreement is terminated by Omnicom pursuant to Section 7.1(d)(ii) (or pursuant to any other provision of Section 7.1 at a time when Omnicom would have been entitled to terminate this Agreement pursuant to Section 7.1(d)(ii)), then IPG shall pay to Omnicom $439,000,000 (the “IPG Termination Fee”) no later than two (2) Business Days following such termination.

(c) (x) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iii) or pursuant to Section 7.1(d)(i), and (y) in any such case a Competing Proposal shall have been publicly announced (and not withdrawn) after the date of this Agreement and prior to the date of the IPG Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or IPG enters into a definitive agreement in respect of a Competing Proposal, then IPG shall pay to Omnicom the IPG Termination Fee, less any Expenses previously paid, no later than three (3) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(c), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(d) If this Agreement is terminated by IPG pursuant to Section 7.1(c)(ii) (or pursuant to any other provision of Section 7.1 at a time when IPG would have been entitled to terminate this Agreement pursuant to Section 7.1(c)(ii)), then Omnicom shall pay to IPG $676,000,000 (the “Omnicom Termination Fee”) no later than three (3) Business Days following such termination.

(e) (x) If this Agreement is terminated (A) pursuant to Section 7.1(b)(iv) or (B) pursuant to Section 7.1(c)(i), and (y) in any such case a Competing Proposal shall have been publicly announced (and not withdrawn) after the date of this Agreement and prior to the date of the Omnicom Stockholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), and (z) if within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or Omnicom enters into a definitive agreement in respect of a Competing Proposal, then Omnicom shall pay to IPG the Omnicom Termination Fee, less any Expenses previously paid, no later than three (3) Business Days following the consummation of such transaction; provided, that, solely for purposes of this Section 7.3(e), the term “Competing Proposal” shall have the meaning ascribed thereto in Section 5.4(g)(i), except that all references to 15% shall be changed to 50%.

(f) If either Omnicom or IPG terminates this Agreement pursuant to Section 7.1(b)(iii) and at the time of such termination the Omnicom Stockholders Meeting has been held and the Omnicom Stockholder Approval was obtained, then IPG shall pay or cause to be paid to Omnicom the Expenses of IPG no later than three (3) Business Days after such termination.

(g) If either Omnicom or IPG terminates this Agreement pursuant to Section 7.1(b)(iv) and at the time of such termination the IPG Stockholders Meeting has been held and the IPG Stockholder Approval was obtained, then Omnicom shall pay or cause to be paid to IPG the Expenses of Omnicom no later than three (3) Business Days after such termination.

(h) Any IPG Termination Fee, Omnicom Termination Fee or Expenses due under this Section 7.3 shall be paid by wire transfer of immediately available funds.

(i) The parties each agree that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if a party fails to pay any amounts due under this Section 7.3 and, in order to obtain such payment, IPG or Omnicom, as the case may be, commences a suit that results in a judgment against such party for such amounts, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the other party (including reasonable legal fees and expenses) in connection with such suit. For the avoidance of doubt, in no event shall IPG be required to pay the IPG Termination Fee, nor shall Omnicom be required to pay the Omnicom Termination Fee, on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in the event that the Omnicom Termination Fee or IPG Termination Fee is payable and actually paid to Omnicom or IPG in accordance with this Section 7.3, payment of such Omnicom Termination Fee or IPG Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its respective affiliates against any other party or such other party’s stockholders, directors, officers, affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the Transactions contemplated hereby, except in the case of Willful and Material Breach or fraud. Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of the Omnicom Termination Fee or IPG Termination Fee, expanding the circumstances in which the Omnicom Termination Fee or IPG Termination Fee are to be paid or restricting or modifying the other rights of any party hereunder, in the event of the valid termination of this Agreement under circumstances in which the Omnicom Termination Fee or IPG Termination Fee are payable pursuant to this Section 7.3, it is agreed that each of such amount is liquidated damages, and not a penalty, and the payment thereof in such circumstances is supported by due and sufficient consideration; provided, that no payment of the Omnicom Termination Fee or IPG Termination Fee shall be considered in lieu of, or a replacement or substitution for, damages incurred in the event of Willful and Material Breach or fraud.

7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after the Omnicom Stockholder Approval or IPG Stockholder Approval has been obtained; provided, that after the Omnicom Stockholder Approval or IPG Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Omnicom or stockholders of IPG, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

7.5 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Omnicom Stockholder Approval or IPG Stockholder Approval, as applicable, has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Omnicom or stockholders of IPG, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time (including, for the avoidance of doubt, the covenants and agreements set forth in Section 5.9 and Section 5.13), which shall survive to the extent expressly provided for therein.

8.2 Notices. Any notices or other communications to any party required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person, (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided the sender does not receive an automatic bounce back of non-delivery), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to IPG, addressed to it at:

The Interpublic Group of Companies, Inc.

909 Third Avenue

New York, New York 10022

Attention:  Executive Vice President and General Counsel

Email:   [***]

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention:  Danielle Scalzo; Laura Acker

Email:   dscalzo@willkie.com; lacker@willkie.com

If to Omnicom or Omnicom Merger Sub, addressed to it at:

Omnicom Group Inc.

280 Park Avenue

New York, New York 10017

Attention:  General Counsel

Email:   [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, IL 60611

Attention:  Bradley C. Faris; Jason Morelli

Email:   Bradley.Faris@lw.com; Jason.Morelli@lw.com

8.3 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between Omnicom or IPG, on the one hand, and a counterparty, on the other hand, that contains confidentiality provisions that are no less favorable in the aggregate to such counterparty than those contained in the Confidentiality Agreement with respect to Omnicom or IPG, as applicable; provided that such confidentiality agreement shall not include any provision calling for an exclusive right to negotiate with any party to this Agreement; provided, however, that such confidentiality agreement shall not contain any “standstill” or similar provision that would prohibit making or amending a Competing Proposal to Omnicom or IPG, as applicable.

“affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) which apply to IPG, Omnicom or their respective Subsidiaries, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“associate” has the meaning set forth in Section 203 of the DGCL.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any date except Saturday or Sunday on which commercial banks are not required or authorized to close in New York, New York, United States.

“Contract” means any legally binding agreements, arrangements, commitments, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, purchase orders, letters of credit, settlement agreements, employment agreements, licenses and other obligations to which a Person is a party or to which any of the assets of such Person or its Subsidiaries are subject, whether oral or written, express or implied, including all amendments or modifications thereto.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or shares or as trustee or executor, by Contract or otherwise.

“Disclosure Schedules” means the Omnicom Disclosure Schedule and the IPG Disclosure Schedule.

“Environmental Claim” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to any Environmental Laws, Environmental Permits or the presence, or Release into the environment, of, or exposure to, any Hazardous Materials at any location.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, statutes, ordinances, regulations, treaties, policies, guidance, rules, judgments, orders, writs, court decisions or rule of common law, stipulations, injunctions, consent decrees, permits, restrictions and licenses, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, approval, identification number, license or other authorization required under, or issued pursuant to, an Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member, membership, limited liability company or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business or Person (whether or not incorporated) that, together with such Person, is considered under common control and treated as one employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” means an amount in cash equal to the aggregate amount of all out-of-pocket fees, costs and other expenses (including legal fees, financial advisory fees, consultant fees, filing fees and travel expenses) that Omnicom or IPG as applicable has directly or indirectly paid or otherwise borne, in connection with this Agreement and the Transactions, up to a maximum of $25,000,000.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Government Official” means (i) any official, officer, employee, representative or any person acting in an official capacity for or on behalf of any Governmental Entity; (ii) any political party or party official or candidate for political office; (iii) any public international organization or any department or agency thereof; or (iv) any Person or other entity owned in whole or in part, or controlled by any Person described in the foregoing clauses (i), (ii) or (iii) of this definition.

“Governmental Entity” means any transnational, national, federal, state, county, municipal, local or foreign government, or subdivision thereof (including any governmental agency, branch, department, division, official, or entity, and any court or tribunal), any entity exercising or entitled to executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, and any arbitrator or arbitral body or panel of competent jurisdiction.

“group” has the meaning ascribed to it in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means any pollutants, chemicals, contaminants or wastes and any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, per- and polyfluoroalkyl substances, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all domestic and foreign intellectual property rights, including all (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress, logos, corporate names, brand names and other source indicators, and all applications and registrations in connection therewith, (c) domain names and all registrations in connection therewith, (d) copyrights, mask works, and all registrations and applications in connection therewith, (e) intellectual property rights in software and (f) trade secrets and other intellectual property rights in confidential and proprietary information (including ideas, know-how, formulas, compositions, processes and techniques, research and development information, data, designs, drawings, specifications, research records, records of inventions, test information, financial, marketing and business data, pricing and cost information, business and marketing plans and proposals and customer and supplier lists and information).

“IPG Disclosure Schedule” means the disclosure schedule delivered by IPG to Omnicom and Omnicom Merger Sub prior to the execution of this Agreement.

“IPG Material Adverse Effect” means any Effect that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of IPG and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an IPG Material Adverse Effect, and shall not otherwise be taken into account in determining whether an IPG Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts IPG and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which IPG or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriates or funding hiatus (or similar event), or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions expressly required of IPG under this Agreement (or expressly permitted in Section 5.1 of the IPG Disclosure Schedule) or taken at the written request of Omnicom (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (e) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, Omnicom, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (g) changes in the trading price or trading volume of shares of IPG Common Stock or any downgrade in the ratings of any indebtedness or debt securities of IPG or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether an IPG Material Adverse Effect has occurred to the extent not otherwise excluded hereunder) and (h) any failure by IPG or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether an IPG Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“IPG Material Intellectual Property” means all Intellectual Property owned by IPG and its Subsidiaries that is material to their businesses.

“IPG Restricted Cash Plan” means the IPG Restricted Cash Plan, as amended and/or restated.

“IPG Stock Plans” means, collectively, the IPG 2019 Performance Incentive Plan, the IPG 2014 Performance Incentive Plan and any predecessor plan, in each case, as amended and/or restated (and excluding the IPG ESPP).

“IPG Tax Counsel” shall mean Willkie Farr & Gallagher LLP or such other nationally recognized Tax counsel reasonably acceptable to IPG and Omnicom.

“IPG Tax Opinion” shall mean a written opinion from IPG Tax Counsel delivered to IPG in connection with the consummation of the Merger pursuant to Section 5.13(b) and filed in connection with the Form S-4 and/or the Joint Proxy Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, IPG Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Omnicom, Omnicom Merger Sub and IPG pursuant to Section 5.13(b).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, software, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment and infrastructure.

“Joint Proxy Statement” means a proxy statement or similar disclosure document or circular relating to the IPG Stockholders Meeting and the Omnicom Stockholders Meeting.

“Knowledge” and “known” means the actual knowledge of the officers of IPG set forth in Section 8.3(a) of IPG Disclosure Schedule or of the officers of Omnicom set forth in Section 8.3(a) of the Omnicom Disclosure Schedule, as the case may be.

“Law” means any federal, state, provincial, municipal, local or foreign law, common law, statute, code, ordinance, rule, regulation, circular, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding of any applicable Governmental Entity.

“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset). For the avoidance of doubt, Liens shall not include licenses of Intellectual Property.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any software that is distributed or licensed as open source software, public source software, or freeware, or pursuant to any license identified as an “open source license” by the Open Source Initiative (http://www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (http://www.opensource.org/osd).

“Order” means any order, writ, injunction, decree, circular, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered, of, by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Omnicom Disclosure Schedule” means the disclosure schedule delivered by Omnicom to IPG prior to the execution of this Agreement.

“Omnicom Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of Omnicom and its Subsidiaries, taken as a whole; provided, however, that Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to an Omnicom Material Adverse Effect, and shall not otherwise be taken into account in determining whether an Omnicom Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect disproportionately impacts Omnicom and its Subsidiaries, taken as a whole, relative to other companies operating in the same industries: (a) changes or proposed changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes or proposed changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law (or the enforcement thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby, (b) changes in general economic, business or labor conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Omnicom or its Subsidiaries operate in the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage, acts of terrorism, government shutdown, lapse in appropriates or funding hiatus (or similar event), or civil unrest), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, (d) actions expressly required of Omnicom (or expressly permitted in Section 5.2 of the Omnicom Disclosure Schedule) under this Agreement or taken at the written request of IPG (including any action taken in accordance with and subject to the terms of Section 5.6(c)), (e) the negotiation, execution, delivery, announcement, performance, pendency or consummation of this Agreement and the Merger, including (i) the identity of, or the effect of any fact or circumstance relating to, IPG, and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees due to the public announcement of this Agreement and the Merger, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (g) changes in the trading price or trading volume of shares of Omnicom Common Stock or any downgrade in the ratings of any indebtedness or debt securities of Omnicom or its Subsidiaries (provided that the underlying cause of such failure may be taken into account in determining whether an Omnicom Material Adverse Effect has occurred to the extent not otherwise excluded hereunder), and (h) any failure by Omnicom or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (including any analysts’ estimates or expectations) (provided that the underlying cause of such failure may be taken into account in determining whether an Omnicom Material Adverse Effect has occurred to the extent not otherwise excluded hereunder).

“Omnicom Material Intellectual Property” means all Intellectual Property owned by Omnicom and its Subsidiaries that is material to their businesses.

“Omnicom Stock Plan” means the Omnicom 2021 Incentive Award Plan, the Omnicom 2013 Incentive Award Plan, 2007 Incentive Award Plan, the Omnicom Director Compensation and Deferred Stock Program, the

Restricted Stock Deferred Compensation Plan, the Restricted Stock Unit Deferred Compensation Plan and any predecessor plan, in each case, as amended and/or restated.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“party” and “parties” means Omnicom, Omnicom Merger Sub and IPG, collectively or individually as the context may require.

“Permitted Liens” means (i) Liens for current Taxes, or governmental assessments, charges or claims of payment not yet past due, or the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate reserves in accordance with GAAP have been established in the latest financial statements of Omnicom included in the Omnicom SEC Documents or IPG included in IPG SEC Documents, as the case may be, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business consistent with past practice for sums not yet due and payable, (iii) matters of record, matters that would be revealed by a current, accurate survey of real property or a physical inspection thereof, Liens and other imperfections of title that do not secure or evidence indebtedness and do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate, (iv) restrictions on transfers under applicable securities Laws, (v) zoning, building codes and other land use Laws regulating the use or occupancy of the applicable real property or the activities conducted thereon, which are imposed by any governmental authority having jurisdiction over such real property, which are not violated in any material respect by the current use or occupancy of such real property or the operation of the business thereon and (vi) with respect to real property, statutory or contractual landlord’s, lessor’s or similar liens, and with respect to any leased real property, Liens encumbering the fee or greater estate.

“Person” means an individual, corporation, limited company, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that relates to an identified or identifiable individual or that constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Law.

“Proceeding” means any claim, complaint, charge, demand, assessment, litigation, injunction, suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry, administrative proceeding, or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, legal counsel, financial advisors, consultants and other advisors and representatives.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests, the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated filing, declaration, forms, statements or similar documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.

“Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, occupation, severance, disability, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration documentation fees, alternative or add-on minimum or estimated taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had Knowledge of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

8.4 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.5 Severability. If any term or other provision (or part thereof) of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions (or part thereof) of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.6 Entire Agreement. This Agreement (together with the Exhibits, the Omnicom Disclosure Schedules, the IPG Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Omnicom Disclosure Schedules, the IPG Disclosure Schedules, schedules and similar documents and instruments delivered pursuant to this Agreement shall not be deemed part of this Agreement for purposes of Section 268(b) of the DGCL, but shall have the effects provided in this Agreement otherwise (including with respect to this Section 8.6).

8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.8 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and assigns, and nothing in this Agreement, express or implied, other than Section 5.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.9 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available to Omnicom” or “made available to IPG”, as applicable, and words of similar import refer to documents (i) posted to the data room maintained by Omnicom or IPG or their respective Representatives, as applicable in connection with the Transactions, (ii) delivered in person or electronically to Omnicom and Omnicom Merger Sub or IPG or any of their respective Representatives, as applicable, or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. In this Agreement, when determining whether an item is “material” to Omnicom or IPG, the term “material” shall be interpreted to mean, as applicable, “material to the business of Omnicom and its Subsidiaries, taken as a whole” or “material to the business of IPG and its Subsidiaries, taken as a whole.”

8.10 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, in the event such court does not have jurisdiction, Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the Transactions, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such Delaware State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such Delaware State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such Delaware State or Federal court. Each of the parties agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.10(c).

8.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by portable document format (.PDF) or other electronic transmission shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.12 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required by the parties hereunder to consummate the Transactions), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. IPG’s or Omnicom’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach.

8.13 Disclosure Schedules. The parties acknowledge and agree that (a) the inclusion of any items or information in the Disclosure Schedules that are not required by this Agreement to be so included is solely for the convenience of parties, (b) the disclosure by the parties of any matter in the Disclosure Schedules shall not be deemed to constitute an acknowledgement by any party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material or significant, (c) if any section of the Disclosure Schedules lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedules or the statements contained in any Section of this Agreement reasonably apparent on the face of such disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedules, (d) except as provided in clause (c) above, headings have been inserted in the Disclosure Schedules for convenience of reference only, (e) the Disclosure Schedules are qualified in their entirety by reference to specific provisions of this Agreement and (f) the Disclosure Schedules and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of the parties except as and to the extent provided in this Agreement.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OMNICOM GROUP INC.

By:	/s/ John D. Wren
Name:	John D. Wren
Title:	Chairman and Chief Executive Officer

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ Philippe Krakowsky
Name:	Philippe Krakowsky
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXT SUBSIDIARY INC.

By:	/s/ Louis F. Januzzi
Name:	Louis F. Januzzi
Title:	President and Secretary

[Signature Page to Agreement and Plan of Merger]

December 8, 2024

Board of Directors (the “Board”)

Omnicom Group Inc.

280 Park Avenue

New York, NY 10017

Members of the Board of Directors:

We understand that Omnicom Group Inc., a New York corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”) with The Interpublic Group of Companies, Inc., a Delaware corporation (the “Target”), and EXT Subsidiary Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which (a) Merger Sub will merge with and into the Target, with the Target being the surviving corporation and continuing as a wholly owned subsidiary of the Company, and (b) each outstanding share of common stock of the Target (such shares, the “Target Common Stock”) (excluding certain shares specified in the Agreement) will be converted into the right to receive 0.344 shares of common stock of the Company (such shares, the “Company Common Stock”, such ratio, the “Exchange Ratio” and such transaction, the “Transaction”). The terms and conditions of the Transaction are fully set forth in the Agreement.

You have asked us for our opinion whether, as of the date hereof, the Exchange Ratio in the Transaction is fair to the Company from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Target and the Company;

(ii)

reviewed certain internal information concerning the business, financial condition and operations of the Target and the Company prepared and furnished to us by the management of the Target and management of the Company, respectively;

(iii)

reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including estimates for fiscal year 2024 and projections for fiscal years 2025 through 2029, that were prepared by, or at the direction of, and approved for our use by the management of the Company (collectively, the “Company Projections”);

(iv)

reviewed certain internal financial analyses, estimates and forecasts relating to the Target, including estimates for fiscal year 2024 and projections for fiscal years 2025 through 2029, that were prepared by, or at the direction of, and approved for our use by the management of the Company (collectively, the “Target Projections”, and, together with the Company Projections, the “Projections”);

(v)

reviewed certain transaction synergies estimated by the management of the Company to result from the Transaction and the estimated costs to achieve such synergies that were prepared, and approved for our use, by the management of the Company (collectively, the “Synergy Estimates”);

(vi)

held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company’s and the Target’s businesses, operating and regulatory environments, financial conditions, prospects and strategic objectives;

280 Park Avenue | New York, NY 10017 | t. +1.212.364.7800 | pjtpartners.com

(vii)	reviewed the potential pro forma financial impact of the Transaction on the financial performance of the Company, including the potential effect on the Company’s estimated earnings per share;

(viii)	compared certain financial information for the Target and the Company with similar publicly available financial and stock market data for certain other companies that we deemed to be relevant;

(ix)	compared the proposed financial terms of the Transaction with publicly available financial terms of certain other business combinations that we deemed to be relevant;

(x)	reviewed the execution version of the Agreement; and

(xi)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the Synergy Estimates and the respective assumptions underlying the Projections and the Synergy Estimates, and all other financial analyses, estimates and forecasts provided to us by the Company’s management have been reasonably prepared and represent the Company management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company or the Target, as applicable, and the other matters covered thereby. We have relied, at the direction of the Company, on the assessments of the Company’s management as to the Company’s and the Target’s respective abilities to achieve the Projections and the Synergy Estimates, as applicable, and have assumed that the Projections and the Synergy Estimates will be realized in the amounts and at the times projected. We assume no responsibility for and express no opinion as to the Projections, the Synergy Estimates, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed, with your consent, that there have been no material changes in the assets, financial conditions, results of operations, businesses or prospects of the Company or the Target since the respective dates of the latest financial statements made available to us. We have relied, with your consent, on the Company management’s representations and/or projections regarding taxable income and other tax attributes of the Company and the Target. We have further relied, with your consent, upon the assurances of the Company’s management that they are not aware of any facts that would make the information, representations and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company or the Target. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company or the Target, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company or the Target (or the impact of the Transaction thereon) under any applicable laws.

We also have assumed, with your consent, that the executed Agreement will not differ from the execution version reviewed by us and that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Target, the Company or the contemplated benefits of the Transaction in any way that would affect our opinion. We have also assumed that the representations and warranties made by the Company and the Target in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the Company of the Exchange Ratio in the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Agreement, or any other agreement or understanding entered into or to be entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of any party or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness (financial or otherwise) of the amount or nature of the compensation to any officers, directors or employees, or any class of such persons of any party to the Transaction, whether relative to the Exchange Ratio or otherwise.

Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We express no opinion as to the prices or trading ranges at which the Company Common Stock or the Target Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, the Target or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the Target or the ability of the Company or the Target to pay its obligations when they come due.

This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures. This opinion is provided solely to the Board of Directors of the Company (the “Board of Directors”), in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion does not constitute a recommendation to any holder of Company Common Stock or Target Common Stock as to how any such person should vote or act with respect to the Transaction or any other matter. This opinion is not to be quoted, referenced, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior written approval. However, a copy of this opinion may be included, in its entirety, as an exhibit to any proxy, information statement or Schedule 14D-9 the Company is required to file with the Securities and Exchange Commission and distribute to its stockholders in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, the Target or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, certain of our affiliates are providing or have provided corporate governance services to the Company unrelated to the Transaction, for which we have received fees and may receive additional fees in the future. We have not advised, or received fees from, the Target during this period.

*   *   *

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Exchange Ratio in the Transaction is fair to the Company from a financial point of view.

Very truly yours,

/s/ PJT Partners LP

PJT Partners LP

Annex C

12/8/2024

Board of Directors

The Interpublic Group of Companies, Inc.

909 Third Avenue, 24th Floor

New York, NY 10022

Members of the Board:

We understand that The Interpublic Group of Companies, Inc. (the “Company”), Omnicom Group Inc. (“Omnicom”) and EXT Subsidiary Inc., a wholly owned subsidiary of Omnicom (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 8, 2024 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company surviving the Merger. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Omnicom, and each outstanding share of common stock, par value $0.10 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or held directly by Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of the Company, Omnicom or Merger Sub), will be converted into the right to receive 0.344 shares (the “Exchange Ratio”) of common stock, par value $0.15 per share, of Omnicom (the “Omnicom Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Omnicom, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Omnicom, respectively;

3)

Reviewed certain financial projections with respect to the Company prepared by the management of the Company (the “Company Financial Projections”) and certain financial projections with respect to the Company that were derived from a consensus of selected Wall Street equity research financial forecasts (the “Company Street Projections”);

4)

Reviewed certain financial projections with respect to Omnicom prepared by the management of Omnicom (the “Omnicom Financial Projections”) and certain financial projections with respect to Omnicom that were derived from a consensus of selected Wall Street equity research financial forecasts (the “Omnicom Street Projections”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

7)	Discussed the past and current operations and financial condition and the prospects of Omnicom with senior executives of Omnicom;

8)	Reviewed the pro forma impact of the Merger on Omnicom’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

9)	Reviewed the reported prices and trading activity for the Company Common Stock and Omnicom Common Stock;

10)

Compared the financial performance of the Company and Omnicom and the prices and trading activity of the Company Common Stock and Omnicom Common Stock with that of certain other publicly-traded companies comparable with the Company and Omnicom, respectively, and their securities;

11)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

12)	Participated in certain discussions and negotiations among representatives of the Company and their legal advisors and representatives of Omnicom and their financial and legal advisors;

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Omnicom, and formed a substantial basis for this opinion. With respect to the Company Financial Projections, Omnicom Financial Projections and information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective management of the Company and Omnicom of the future financial performance of the Company and Omnicom. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Omnicom and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Exchange Ratio applicable to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Omnicom, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Omnicom and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Omnicom, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Omnicom Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Omnicom and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than Omnicom or Merger Sub (or any direct or indirect wholly owned subsidiaries of the Company, Omnicom or Merger Sub)).

[Rest of this page intentionally left blank]

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Boublik
Michael Boublik Managing Director

PART II

Item 20. Indemnification of Directors and Officers.

Omnicom’s restated certificate of incorporation contains a provision limiting the liability of directors (except for approving statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors) to acts or omissions determined by a judgment or other final adjudication to have been in bad faith, involving intentional misconduct or a knowing violation of the law, or resulting in personal gain to which the director was not legally entitled. Omnicom’s bylaws provide that an officer or director will be indemnified against any costs or liabilities, including attorney’s fees and amounts paid in settlement with Omnicom’s consent in connection with any claim, action or proceeding to the fullest extent permitted by the NYBCL.

Omnicom has entered into indemnification agreements with each of its executive officers, directors and certain other employees. Under the indemnification agreements, Omnicom agrees to indemnify the indemnitee to the fullest extent permitted by applicable law if the indemnitee is made, or is threatened to be made, a party to any proceeding (including a proceeding by or in the right of Omnicom to procure a judgment in its favor) against all expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such expenses, judgments, fines, penalties and amounts paid in settlement) actually and necessarily incurred by indemnitee in connection with the proceeding. In addition, to the extent that the indemnitee is, by reason of his corporate status, a witness in any proceeding to which the indemnitee is not a party, Omnicom agrees to indemnify and hold harmless the indemnitee against all expenses actually and necessarily incurred by him or on his behalf in connection therewith. Omnicom also agrees, to the extent Omnicom maintains liability insurance applicable to agents of Omnicom or of any other enterprise which such agent serves at the request of Omnicom, the indemnitee will be covered by such policies in accordance with its or their terms to the maximum extent of the coverage available for any such agent under such policy or policies.

Section 721 of the NYBCL provides that, in addition to indemnification provided in Article 7 of the NYBCL, a corporation may indemnify a director or officer by a provision contained in the certificate of incorporation or bylaws or by a duly authorized resolution of its shareowners or directors or by agreement, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and material to the cause of action, or that such director or officer personally gained in fact a financial profit or other advantage to which he was not legally entitled.

Section 722(a) of the NYBCL provides that a corporation may indemnify a director or officer made, or threatened to be made, a party to any action other than a derivative action, whether civil or criminal, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

Section 722(c) of the NYBCL provides that a corporation may indemnify a director or officer, made or threatened to be made a party in a derivative action, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action or in connection with an appeal therein if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be available under Section 722(c) of the NYBCL in respect of a threatened or pending action which is settled or otherwise disposed of, or any claim as to which such director or officer shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines, upon application, that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Section 723 of the NYBCL specifies the manner in which payment of indemnification under Section 722 of the NYBCL or indemnification permitted under Section 721 of the NYBCL may be authorized by the corporation. It provides that indemnification may be authorized by the corporation. It provides that indemnification by a corporation is mandatory in any case in which the director or officer has been successful, whether on the merits or otherwise, in defending an action. In the event that the director or officer has not been successful or the action is settled, indemnification must be authorized by the appropriate corporate action as set forth in Section 723.

Section 724 of the NYBCL provides that, upon application by a director or officer, indemnification may be awarded by a court to the extent authorized. Section 722 and Section 723 of the NYBCL contain certain other miscellaneous provisions affecting the indemnification of directors and officers.

Section 726 of the NYBCL authorizes the purchase and maintenance of insurance to indemnify (1) a corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of Article 7 of the NYBCL, (2) directors and officers in instances in which they may be indemnified by the corporation under the provisions of Article 7 of the NYBCL, and (3) directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of Article 7 of the NYBCL, provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the New York State Superintendent of Insurance, for a retention amount and for co-insurance.

Omnicom has purchased liability insurance for its officers and directors as permitted by Section 726 of the NYBCL.

Item 21. Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 8, 2024, by and among Omnicom Group Inc., EXT Subsidiary Inc. and The Interpublic Group of Companies, Inc. (attached as Annex A to the joint proxy statement/prospectus which forms part of this registration statement).†

3.1	Restated Certificate of Incorporation of Omnicom Group Inc. (Exhibit 3.1 to Omnicom’s Quarterly Report on Form 10-Q (File No. 1-10551) for the quarterly period ended September 30, 2011 and incorporated herein by reference).

3.2	By-Laws of Omnicom Group Inc., as amended and restated on October 17, 2024 (Exhibit 3.1 to Omnicom’s Current Report on Form 8-K (File No. 1-10551) dated October 18, 2024 and incorporated herein by reference).

5.1	Opinion of Latham & Watkins LLP regarding the validity of the Omnicom Group Inc. common stock being issued.

8.1	Opinion of Willkie Farr & Gallagher LLP regarding certain federal income tax matters.

23.1	Consent of KPMG LLP relating to Omnicom Group Inc.

23.2	Consent of PricewaterhouseCoopers LLP relating to The Interpublic Group of Companies, Inc.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.4	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 8.1).

Exhibit No.	Description

24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).

99.1	Form of Omnicom Group Inc. Proxy Card.

99.2	Form of The Interpublic Group of Companies, Inc. Proxy Card.

99.3	Consent of PJT Partners LP

99.4	Consent of Morgan Stanley & Co. LLC.

107*	Filing Fee Table.

†

Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Omnicom hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

*	Previously filed.

Item 22. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d)

That every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(g)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 29th day of January, 2025.

OMNICOM GROUP INC.

By:	/s/ Louis F. Januzzi
Louis F. Januzzi
Senior Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 29th day of January, 2025.

Signature	Title	Date

*	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	January 29, 2025
John D. Wren

*	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	January 29, 2025
Philip J. Angelastro

*	Senior Vice President, Chief Accounting Officer (Principal Accounting Officer)	January 29, 2025
Andrew L. Castellaneta

*	Director	January 29, 2025
Mary C. Choksi

*	Director	January 29, 2025
Leonard S. Coleman, Jr.

*	Director	January 29, 2025
Mark D. Gerstein

*	Director	January 29, 2025
Ronnie S. Hawkins

*	Director	January 29, 2025
Deborah J. Kissire

*	Director	January 29, 2025
Gracia C. Martore

*	Director	January 29, 2025
Patricia Salas Pineda

*	Director	January 29, 2025
Linda Johnson Rice

Signature	Title	Date

*	Director	January 29, 2025
Cassandra Santos

*	Director	January 29, 2025
Valerie M. Williams

*

The undersigned, by signing his name hereto, signs this registration statement on behalf of each of the directors and officers of the registrant above in front of whose name an asterisk appears pursuant to powers of attorney duly executed by such directors and officers and filed with the SEC.

By:	/s/ Louis F. Januzzi
Louis F. Januzzi
Attorney-in-fact